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As filed with the Securities and Exchange Commission on May 16, 2001

Registration No. 333-59480

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
To
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FIRST VIRTUAL COMMUNICATIONS, INC.
(Exact name of registrant as specified in its charter)

Delaware	3576	33-0476164
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

3393 Octavius Drive
Santa Clara, California 95054
Telephone: (408) 567-7200

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Ralph Ungermann
Chairman of the Board, Chief Executive Officer and President
FIRST VIRTUAL COMMUNICATIONS, INC.
3393 Octavius Drive
Santa Clara, California 95054
Telephone: (408) 567-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Julie M. Robinson, Esq. COOLEY GODWARD LLP 4365 Executive Drive, Suite 1100 San Diego, California 92121 Telephone: (858) 550-6000	Mark L. Johnson, Esq. Michael J. LaCascia, Esq. HALE AND DORR LLP 60 State Street Boston, Massachusetts 02109 Telephone: (617) 526-6000

   Approximate date of commencement of proposed sale to the public: As soon as practicable following the effective date of this Registration Statement.

   If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

May 22, 2001

Dear Stockholder:

    As you may be aware, First Virtual Communications, Inc. and CUseeMe Networks, Inc., a Delaware corporation, have entered into an Agreement and Plan of Merger and Reorganization dated as of March 22, 2001, providing for the merger of CUseeMe with a wholly-owned subsidiary of First Virtual Communications. The merger is more fully described in the accompanying prospectus/joint proxy statement. A special meeting of the stockholders of First Virtual Communications will be held at 10:00 a.m., local time, on June 19, 2001, at the corporate offices of First Virtual Communications at 3393 Octavius Drive, Santa Clara, California 95054.

    At the special meeting, you will be asked to consider and vote upon proposals to:

    1.  Approve the issuance of up to 16,081,759 shares of First Virtual Communications common stock to holders of common stock of CUseeMe and up to 4,249,826 shares of First Virtual Communications common stock to be issued upon exercise of CUseeMe outstanding options and a warrant that will be assumed by First Virtual Communications in the merger; and

    2.  Amend the certificate of incorporation of First Virtual Communications to increase the number of authorized shares of common stock of First Virtual Communications by 65,000,000 shares, from 35,000,000 shares to 100,000,000 shares.

    Each of these proposals is described more fully in the accompanying notice of special meeting of stockholders and prospectus/joint proxy statement. Immediately after the merger, the former holders of CUseeMe common stock will hold approximately 47.1% of the outstanding common stock and, on an as-if converted to common stock basis, 42.7% of the outstanding voting capital stock of First Virtual Communications. The current holders of First Virtual Communications capital stock will hold approximately 52.9% of the outstanding common stock and, on an as-if converted to common stock basis, approximately 57.3% of the outstanding voting capital stock of First Virtual Communications after the merger.

    WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED. STOCKHOLDER APPROVAL OF ALL OF THE PROPOSALS LISTED ABOVE WILL BE REQUIRED IN ORDER TO CONSUMMATE THE MERGER.

    If the requisite approvals of the stockholders of First Virtual Communications and the stockholders of CUseeMe are received and all other conditions to closing are satisfied or waived, the merger is anticipated to close as soon as practicable after the special meeting.

    After careful consideration, the First Virtual Communications board of directors has unanimously approved the merger and the merger agreement and all of the other matters described in the proposals above. The First Virtual Communications board of directors unanimously recommends that you vote in favor of each of the foregoing proposals.

    All First Virtual Communications stockholders are cordially invited to attend the First Virtual Communications special meeting in person. You may attend the meeting and vote in person even if you have previously returned your proxy.

    Please take the time now to review the prospectus/joint proxy statement and to sign and date your proxy and promptly return it in the envelope provided or vote on the Internet at www.proxyvoting.com/fvcspecial or by telephone at 1-800-676-5925. If you have any questions regarding the information contained in the prospectus/joint proxy statement or the voting process, please do not hesitate to contact Randy Acres, Vice President, Finance and Chief Financial Officer of First Virtual Communications at (408) 567-7200.

                        Sincerely,

                        Ralph Ungermann
                         Chairman of the Board, Chief Executive Officer
                        and President

FIRST VIRTUAL COMMUNICATIONS, INC.

Notice of Special Meeting of Stockholders

    Notice is hereby given that a special meeting of stockholders of First Virtual Communications, Inc., a Delaware corporation, will be held at 10:00 a.m., local time, on June 19, 2001, at the corporate offices of First Virtual Communications at 3393 Octavius Drive, Santa Clara, California 95054.

    The meeting is called for the purpose of considering and voting upon the following proposals:

    Proposal 1.  The approval of First Virtual Communications' issuance of up to 16,081,759 shares of First Virtual Communications' common stock to the holders of common stock of CUseeMe and up to 4,249,826 shares of First Virtual Communications common stock to be issued upon exercise of CUseeMe outstanding options and a warrant that will be assumed by First Virtual Communications in the merger. A copy of the merger agreement is attached as Appendix A to the prospectus/joint proxy statement accompanying this notice.

    Proposal 2.  The approval of the amendment to First Virtual Communications' certificate of incorporation to increase the number of authorized shares of common stock by 65,000,000 shares, from 35,000,000 shares to 100,000,000 shares. A copy of the proposed amendment to the certificate of incorporation is attached as Appendix B to the prospectus/joint proxy statement accompanying this notice.

    To transact such other business as may properly come before the special meeting or any adjournments or postponements thereof.

    These proposals are more fully described in the attached prospectus/joint proxy statement and its appendices. Stockholder approval of both of the proposals will be required in order to consummate the merger. If either of the proposals is not approved by the First Virtual Communications stockholders, the merger cannot be completed.

    The board of directors of First Virtual Communications has fixed the close of business on May 14, 2001 as the record date for the determination of the stockholders entitled to notice of and to vote at the First Virtual Communications special meeting and any adjournments or postponements thereof. Only holders of record of First Virtual Communications common stock and Series A preferred stock on the record date are entitled to vote at the First Virtual Communications special meeting.

    If you would like to attend the special meeting and your shares are held by a broker, bank or other nominee, you must bring to the meeting a recent brokerage statement or a letter from the nominee confirming your beneficial ownership of the shares. You must also bring a form of personal identification. In order to vote your shares at the special meeting, you must obtain from the nominee a proxy issued in your name.

    You can ensure that your shares are voted at the special meeting by signing and dating the enclosed proxy and returning it in the envelope provided or voting on the Internet at www.proxyvoting.com/fvcspecial or by telephone at 1-800-676-5925. Sending in a signed proxy or voting via the Internet or by telephone will not affect your right to attend the meeting and vote in person. You may revoke your proxy at any time before it is voted by giving written notice to the secretary of First Virtual Communications at First Virtual Communications' headquarters, located at 3393 Octavius Drive, Santa Clara, California 95054, by signing and returning a later dated proxy or by voting in person at the special meeting.

    All shares represented by properly executed parties will be voted in accordance with the specifications of the proxy card. If no such specifications are made, proxies will be voted for approval and adoption of the proposals above.

    ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE FIRST VIRTUAL COMMUNICATIONS SPECIAL MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE FIRST VIRTUAL COMMUNICATIONS SPECIAL MEETING, WE URGE YOU TO SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENVELOPE PROVIDED.

                      By order of the Board of Directors,

                      Ralph Ungermann,
                       Chairman of the Board, Chief Executive Officer
                      and President

Santa Clara, California
May 22, 2001

May 22, 2001

Dear Stockholder:

    As you may be aware, First Virtual Communications, Inc. and CUseeMe Networks, Inc. have entered into an Agreement and Plan of Merger and Reorganization dated as of March 22, 2001, providing for the merger of CUseeMe with a wholly-owned subsidiary of First Virtual Communications. The merger is more fully described in the accompanying prospectus/joint proxy statement.

    A special meeting of the stockholders of CUseeMe will be held at 10:00 a.m., local time, on June 19, 2001, at Crowne Plaza, Trafalgar Square Suite, 2 Somerset Parkway, Nashua, New Hampshire 03063. At the special meeting, you will be asked to consider and vote upon a proposal to approve the adoption of the merger agreement and the merger.

    The proposal is described more fully in the accompanying notice of special meeting of stockholders and prospectus/joint proxy statement. Immediately after the merger, the former holders of CUseeMe common stock will hold approximately 47.1% of the outstanding common stock and, on an as-if converted to common stock basis, 42.7% of the outstanding voting capital stock of First Virtual Communications. The current holders of First Virtual Communications capital stock will hold approximately 52.9% of the outstanding common stock and, on an as-if converted to common stock basis, approximately 57.3% of the outstanding voting capital stock of First Virtual Communications after the merger.

    Whether or not you plan to attend the special meeting, it is important that your shares be represented and voted. Stockholder approval of all of the proposals listed above will be required in order to consummate the merger.

    If the requisite approvals of the stockholders of First Virtual Communications and the stockholders of CUseeMe are received and all other conditions to closing are satisfied or waived, the merger is anticipated to close as soon as practicable after the special meeting.

    After careful consideration, the CUseeMe board of directors has unanimously approved the merger and the merger agreement and all of the other matters described in the proposals above. The CUseeMe board of directors unanimously recommends that you vote in favor of each of the foregoing proposals.

    All CUseeMe stockholders are cordially invited to attend the CUseeMe special meeting in person. You may attend the meeting and vote in person even if you have previously returned your proxy.

    Please take the time now to review the prospectus/joint proxy statement and to sign and date your proxy and promptly return it in the envelope provided. If you have any questions regarding the information contained in the prospectus/joint proxy statement or the voting process, please do not hesitate to contact Raychel Marcotte, Investor Relations at CUseeMe at (603) 886-9050.

                        Sincerely,

                        Killko A. Caballero
                         Chairman of the Board,
                        Chief Executive Officer and President

CUSEEME NETWORKS, INC.

Notice of Special Meeting of Stockholders

    Notice is hereby given that there will be a special meeting of stockholders of CUseeMe Networks, Inc., at 10:00 a.m., local time, on June 19, 2001, at Crowne Plaza, Trafalgar Square Suite, 2 Somerset Parkway, Nashua, New Hampshire 03063, for the following purposes:

    1.  To consider and vote on a proposal to approve the merger between CUseeMe and First Virtual Communications, Inc. and to approve the related merger agreement. A copy of the merger agreement is attached as Annex A to the prospectus/joint proxy statement accompanying this notice.

    2.  To transact such other business as may properly come before the special meeting or any adjournments or postponements thereof.

    These items of business are more fully described in the attached prospectus/joint proxy statement and its appendices. Stockholder approval of the proposal will be required in order to consummate the merger. If the proposal is not approved by the CUseeMe stockholders, the merger cannot be completed.

    The board of directors of CUseeMe has fixed the close of business on May 14, 2001 as the record date for the determination of the stockholders entitled to notice of and to vote at the CUseeMe special meeting and any adjournments or postponements thereof. Only holders of record of CUseeMe common stock on the record date are entitled to vote at the CUseeMe special meeting.

    If you would like to attend the special meeting and your shares are held by a broker, bank or other nominee, you must bring to the meeting a recent brokerage statement or a letter from the nominee confirming your beneficial ownership of the shares. You must also bring a form of personal identification. In order to vote your shares at the special meeting, you must obtain from the nominee a proxy issued in your name.

    You can ensure that your shares are voted at the special meeting by signing and dating the enclosed proxy and returning it in the envelope provided. Sending in a signed proxy will not affect your right to attend the meeting and vote in person. You may revoke your proxy at any time before it is voted by delivering a written notice of revocation to CUseeMe's headquarters, located at 542 Amherst Street, Nashua, New Hampshire 03063, by signing and returning a later dated proxy or by voting in person at the special meeting.

    All shares represented by properly executed proxies will be voted in accordance with the specifications of the proxy card. If no such specifications are made, proxies will be voted for approval and adoption of the proposal above.

    ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE CUSEEME SPECIAL MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE CUSEEME SPECIAL MEETING, WE URGE YOU TO SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENVELOPE PROVIDED.

                      By order of the Board of Directors,

                      Killko A. Caballero,
                       Chairman of the Board,
                      Chief Executive Officer and President

Nashua, New Hampshire
May 22, 2001

FIRST VIRTUAL COMMUNICATIONS, INC.	CUSEEME NETWORKS, INC.
Prospectus/Proxy Statement	Proxy Statement

    The boards of directors of First Virtual Communications, Inc. and CUseeMe Networks, Inc. have each unanimously approved a merger agreement which provides for the merger of First Virtual Communications with CUseeMe, whereby CUseeMe will become a wholly-owned subsidiary of First Virtual Communications.

    If the merger is completed, each outstanding share of CUseeMe common stock will be converted into the right to receive 1.254 shares of First Virtual Communications common stock; provided, however, if First Virtual Communications would be required to issue more than 16,081,759 shares of its common stock, the exchange ratio will be adjusted to equal the number obtained by dividing 16,081,759 by the number of shares of CUseeMe common stock outstanding immediately prior to the closing of the merger.

    First Virtual Communications expects to issue an aggregate of up to approximately 16,081,759 shares of First Virtual Communications common stock (and reserve approximately 4,249,826 shares to be issued upon exercise of CUseeMe outstanding options and a warrant that will be assumed by First Virtual Communications in the merger), based upon the number of shares of First Virtual Communications common stock and CUseeMe common stock outstanding and issuable on March 31, 2001. Immediately after the merger, the former holders of CUseeMe common stock will hold approximately 47.1% of the outstanding common stock and, on an as-if converted to common stock basis, 42.7% of the outstanding voting capital stock of First Virtual Communications. The current holders of First Virtual Communications capital stock will hold approximately 52.9% of the outstanding common stock and, on an as-if converted to common stock basis, approximately 57.3% of the outstanding voting capital stock of First Virtual Communications after the merger.

    First Virtual Communications common stock is listed on The Nasdaq National Market under the symbol FVCX.

    This document is both the prospectus of First Virtual Communications for the shares of First Virtual Communications common stock to be issued to CUseeMe stockholders and the joint proxy statement of First Virtual Communications and CUseeMe for their respective special meetings.

    This prospectus/joint proxy statement provides you with detailed information about the merger. THE PROPOSED MERGER IS A COMPLEX TRANSACTION AND YOU ARE STRONGLY ENCOURAGED TO READ THE ENTIRE DOCUMENT CAREFULLY, INCLUDING "RISK FACTORS" COMMENCING ON PAGE 25.

    THE SHARES OF FIRST VIRTUAL COMMUNICATIONS COMMON STOCK TO BE ISSUED IN THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/JOINT PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    The prospectus/joint proxy statement is dated May 16, 2001 and is expected to be first mailed to stockholders on or about May 22, 2001.

i

Federal Securities Law Consequences	64
Appraisal and Dissenters' Rights	65
The Merger Agreement	66
Terms of the Merger	66
Exchange of Certificates	66
Representations and Warranties	67
Conduct of Business Pending the Merger	67
No Solicitation	68
Conditions to the Merger	69
Termination of the Merger Agreement	71
Expenses and Termination Fees	72
Other Fees and Expenses	73
Amendment; Waiver	73
Employee Benefits	73
Indemnification of Officers and Directors	73
Registration of Common Stock Underlying CUseeMe Options and Warrants	73
Other Agreements	74
Voting Agreements	74
Management of First Virtual Communications After The Merger	75
Executive Compensation	78
Summary Compensation Table	78
Option Grants in Last Fiscal Year	79
Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values	80
First Virtual Communications Director Compensation	80
Limitation of Liability and Indemnification Matters	81
Employment Agreements and Change of Control Agreements	81
Certain Relationships and Related Transactions of First Virtual Communications	83
Business of First Virtual Communications	84
Properties	89
Legal Proceedings	89
First Virtual Communications Management's Discussion and Analysis of Financial Condition and Results of Operations	91
Quantitative and Qualitative Disclosure about Market Risk	97
New Accounting Pronouncements	97
Beneficial Security Ownership of Certain Beneficial Owners and Management of Fist Virtual Communications	98
Business of CUseeMe	100
Facilities	111
Legal Proceedings	111
CUseeMe Management's Discussion and Analysis of Financial Condition and Results of Operations	112
Quantitative and Qualitative Disclosure about Market Risk	118
Recent Accounting Pronouncements	119

ii

Beneficial Security Ownership of Certain Owners and Management of CUseeMe	120
Description of First Virtual Communications Capital Stock	122
Comparison of Stockholders' Rights	124
Additional Matters for Consideration by First Virtual Communications Stockholders	127
Amendment to the Certificate of Incorporation	127
Legal Matters	129
Representatives of Independent Accountants	129
Stockholder Proposals	129
Experts	130
Index to Financial Statements	131

The following appendices also constitute part of this prospectus/joint proxy statement:

Appendix A—Agreement and Plan of Merger and Reorganization

Appendix B—Form of Amendment to the First Virtual Communications Certificate of Incorporation

Appendix C—Opinion of Greenbridge Partners LLC

Appendix D—Opinion of Chase Securities Inc.

iii

Forward-Looking Statements

    This prospectus/joint proxy statement includes statements that may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The reasons for the merger discussed under the caption "The Merger," statements about the expected impact of the merger on First Virtual Communications' and CUseeMe's respective businesses, financial performance and condition, accounting and tax treatment and the extent of the charges to be incurred relating to the merger are forward-looking statements. Further, any statements contained in this prospectus/joint proxy statement that are not statements of historical fact may be deemed to be forward-looking statements. The words "projects," "believes," "anticipates," "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the combined company to differ materially from those indicated by these forward-looking statements, including, but not limited to:

  •
  the risk that anticipated synergies from the merger will not be realized;

  •
  the significant transaction charges and the potential dilutive effect to holders of First Virtual Communications capital stock which will result from the merger;

  •
  significant fluctuations in operating results;

  •
  the adverse outcome of outstanding litigation;

  •
  the ability to develop, manufacture and ship planned products;

  •
  the ability to recruit, train and retain qualified sales and other personnel;

  •
  the ability to secure additional funding; and

  •
  other factors described in this prospectus/joint proxy statement under the caption "Risk Factors."

    Neither First Virtual Communications nor CUseeMe undertakes any obligation to update any forward-looking statements.

WHERE YOU CAN FIND MORE INFORMATION

    Both First Virtual Communications and CUseeMe are subject to the informational requirements of the Exchange Act, and file reports, proxy and information statements and other information with the SEC. This information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549 and may be available at the following Regional Offices of the SEC: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549. First Virtual Communications and CUseeMe make filings under the Exchange Act with the SEC electronically; these materials are available at the SEC's Web site (http://www.sec.gov).

    First Virtual Communications filed with the SEC a registration statement on Form S-4 under the Securities Act to register with the SEC the First Virtual Communications common stock to be issued to CUseeMe stockholders in the merger. This prospectus/joint proxy statement constitutes the prospectus of First Virtual Communications that was filed as part of the registration statement. Other parts of the registration statement are excluded from this prospectus/joint proxy statement under the rules and regulations of the SEC. Reference is made to the registration statement for further information relating to First Virtual Communications, CUseeMe and the First Virtual Communications common stock offered by this prospectus/joint proxy statement. Statements contained in this prospectus/joint proxy statement concerning the provisions of documents are necessarily summaries of the documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC or attached as an appendix to this prospectus/joint proxy statement.

    You should rely only on the information contained in this prospectus/joint proxy statement to vote on the First Virtual Communications proposals and the CUseeMe proposal. Neither First Virtual Communications nor CUseeMe has authorized anyone to provide you with information that is different from what is contained in this prospectus/joint proxy statement. You should not assume that the information in this prospectus/joint proxy statement is accurate as of any date other than the date printed on the front of this document, and neither the mailing of this prospectus/proxy statement to you nor the issuance of the First Virtual Communications common stock in the merger shall create any implication to the contrary. All information contained in this prospectus/joint proxy statement regarding First Virtual Communications and FVC Acquisition Corp. has been provided by First Virtual Communications. All information contained in this prospectus/ joint proxy statement regarding CUseeMe has been provided by CUseeMe.

    This prospectus/joint proxy statement contains trademarks of First Virtual Communications, CUseeMe and other companies.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What is the proposed transaction?
A:	First Virtual Communications and CUseeMe will combine their operations pursuant to a merger.
Q:	As a holder of CUseeMe common stock, what will I receive in the merger?
A:
You will receive 1.254 shares of First Virtual Communications common stock in exchange for each share of CUseeMe common stock that you own, subject to adjustment. No fractional shares will be issued. You will receive cash for any fractional shares you would otherwise receive. For example, if you own 100 shares of CUseeMe common stock, you will receive 125 shares of First Virtual Communications common stock in exchange for your shares plus cash for the remaining fractional amount.
Q:	Can the exchange ratio of 1.254 change?
A:
Yes. If First Virtual Communications would be required to issue more than 16,081,759 shares of its common stock at the closing of the merger, then the exchange ratio will be adjusted to equal the number obtained by dividing 16,081,759 by the number of shares of CUseeMe common stock outstanding immediately prior to the closing of the merger.
Q:	As a First Virtual Communications stockholder, will I receive additional shares of First Virtual Communications common stock in the merger?
A:	No. You will continue to hold the same number of shares of First Virtual Communications common stock after the merger.
Q:	What are the tax consequences of the merger?
A:
The merger is intended to qualify as a reorganization for federal income tax purposes. Generally, CUseeMe stockholders will not recognize taxable gain or loss on the exchange of their stock, except that CUseeMe stockholders may be taxed on cash received for a fractional share. First Virtual Communications stockholders will not recognize any taxable gain or loss in connection with the merger. Tax matters, however, are complicated and the tax consequences of the merger to you will depend on the facts of your particular situation. First Virtual Communications and CUseeMe encourage you to contact your tax advisors to determine the tax consequences of the merger to you.
Q:	Will my rights as a CUseeMe stockholder change as a result of the merger?
A:
Yes. Although Delaware law governs First Virtual Communications and CUseeMe, CUseeMe stockholder rights are governed by the CUseeMe certificate of incorporation and bylaws. First Virtual Communications stockholder rights are governed by the First Virtual Communications certificate of incorporation and bylaws. After the merger, CUseeMe stockholders who receive First Virtual Communications stock in the merger will become stockholders of First Virtual Communications and, therefore, their rights will be governed by Delaware law and the First Virtual Communications certificate of incorporation and bylaws.
Q:	If I am not going to attend the stockholder meeting, should I return my proxy card?
A:
Yes. Please fill out and sign your proxy card and mail it to us in the enclosed return envelope as soon as possible. If you are a stockholder of First Virtual Communications, you can vote your proxy via the Internet at www.proxyvoting.com/fvcspecial or by telephone at 1-800-676-5925. Returning your proxy card or voting via the Internet or telephone ensures that your shares will be represented at the special meeting.

Q:	What do I do if I want to change my vote after I have mailed by proxy card or voted via the Internet or by telephone?
A:
Send in a later-dated, signed proxy card to your company's corporate secretary or if you are a stockholder of First Virtual Communications, re-submit your proxy via the Internet or by telephone before the special meeting or attend the special meeting in person and vote.
Q:	What do I need to do now?
A:
After carefully reading and considering the information contained in this document and completing and signing your proxy card, mail your signed proxy card in the enclosed envelope as soon as possible so that your shares may be represented at your meeting. In order to assure that your vote is obtained, please give your proxy as instructed on your proxy card even if you currently plan to attend the meeting in person. The board of directors of each of First Virtual Communications and CUseeMe recommends that its stockholders vote in favor of the merger and related transactions.
Q:	If my shares are held in "street name" by my broker, will my broker vote my shares for me?
A:
If you do not provide your broker with instructions on how to vote your "street name" shares, your broker will not be permitted to vote them on the merger, the merger agreement, the issuance of shares or the amendment to First Virtual Communications' certificate of incorporation, as applicable. You should therefore be sure to provide your broker with instructions on how to vote your shares. If you do not give voting instructions to your broker, you will not be counted as voting for purposes of the merger, the merger agreement, the issuance of shares or the amendment to First Virtual Communications' certificate of incorporation, as applicable, unless you appear in person and vote at your meeting.
Q:	Should I send in my stock certificates now?
A:
No. After the merger is completed, First Virtual Communications will send CUseeMe stockholders written instructions for exchanging their stock certificates. First Virtual Communications stockholders will keep their current certificates.
Q:	When do you expect the merger to be completed?
A:
We are working toward completing the merger as quickly as possible. Assuming that both First Virtual Communications and CUseeMe satisfy or waive all of the conditions to closing contained in the merger agreement, First Virtual Communications and CUseeMe anticipate that the merger will occur as soon as practicable after approval of the merger and related transactions at the special meetings.
Q:	Whom should stockholders call with additional questions?
A:
First Virtual Communications stockholders who have questions about the merger should call Randy Acres, Vice President, Finance and Chief Financial Officer of First Virtual Communications, at (408) 567-7200. CUseeMe stockholders who have questions about the merger should call Raychel Marcotte, Investor Relations, at CUseeMe, at (603) 886-9050.

SUMMARY

    The following is a brief summary of selected information contained elsewhere in this prospectus/joint proxy statement and the appendices to this prospectus/joint proxy statement. This summary does not contain a complete statement of all material information relating to the merger or the agreement and plan of merger and reorganization dated as of March 22, 2001, among First Virtual Communications, FVC Acquisition Corp., and CUseeMe, and this summary is subject to, and is qualified in its entirety by, the more detailed information and financial statements contained in this prospectus/joint proxy statement. You should read this prospectus/joint proxy statement carefully and in its entirety, including "Risk Factors."

First Virtual Communications

    First Virtual Communications is a leader in rich media communications solutions, providing systems and services that enable system integrators and service providers to deliver an integrated suite of collaboration applications to their enterprise customers. First Virtual Communications also delivers solutions directly to corporate and public sector enterprises. First Virtual Communications' flagship product, Click to Meet, is a high quality, face-to-face communications platform for e-collaboration designed to seamlessly integrate video and audio telephony, data collaboration, and streaming across IP, ISDN, DSL, and ATM networks. Click to Meet provides an optimal platform for delivering a new generation of video enabled B2B web applications for commerce, distance learning, telemedicine, federal and state governments, and the judiciary.

CUseeMe

    CUseeMe is a leading provider of innovative software solutions that enable voice and visual communications over IP-based networks. CUseeMe provides cost-effective, integrated end-to-end software solutions for large-scale deployments of video collaboration to enterprise desktops. CUseeMe is a pioneer in interactive voice, video, and data collaboration. Its award-winning technology facilitates standards-based collaborative communications, both one-on-one and in groups, over corporate intranets, virtual private networks, or VPNs, and the open Internet. CUseeMe's desktop conferencing solutions can be integrated seamlessly into popular enterprise messaging and collaboration environments, such as Microsoft Exchange/Outlook.

FVC Acquisition Corp.

    FVC Acquisition Corp. is a Delaware corporation recently organized for the sole purpose of effecting the merger. FVC Acquisition Corp. is a wholly-owned subsidiary of First Virtual Communications, has no material assets and has not engaged in any activities, except in connection with the merger.

Reasons for the Merger

First Virtual Communications' Reasons for the Merger

    First Virtual Communications' board of directors approved the merger based upon a number of factors, including the following:

  •
  the combined company's ability to provide a complete end-to-end software rich media communications solution with flexible web-based user interface and seamless delivery of services over any network technology as a result of operational efficiencies and the combination of each company's complementary products and technologies;
  •
  the highly competitive nature of the market for rich media and broadband services, making it more difficult for First Virtual Communications to succeed as an independent company;
  •
  information concerning the business, financial condition, operations, competitive position and prospects of First Virtual Communications and CUseeMe, both individually and on a combined basis;

  •
  CUseeMe's core competence and expertise in IP- and software-based video collaboration technology and its focus on applications for enterprises and consumers;
  •
  the potential for the combined company to deliver a broader and more integrated total solution product offering;
  •
  the combined company's access to a broader client base and global distribution channels;
  •
  the maturity and consumer market acceptance of CUseeMe's products;
  •
  CUseeMe's sizeable and strong technical employee base, adding engineers to First Virtual Communications' engineer base; and
  •
  the possibility, as an alternative to the merger, of seeking to acquire another company.

CUseeMe's Reasons for the Merger

    CUseeMe's board of directors approved the merger based upon a number of factors, including the following:

  •
  the highly competitive nature of the market for multimedia group communications products and services, making it more difficult for CUseeMe to succeed as a relatively small independent company;
  •
  the importance of growing and gaining critical mass in order to compete more effectively against larger companies with substantially greater resources and broader, more integrated product offerings;
  •
  operational efficiencies and compatibility of CUseeMe and First Virtual Communications, based on complementary technologies, business philosophies and strategies;
  •
  the potential for the combined company to deliver a broader and more integrated total solution product offering;
  •
  the potential for the combined company to attract additional strategic relationships;
  •
  the ability of CUseeMe to enjoy the benefits of First Virtual Communications' extensive distribution network and sales expertise;
  •
  the opportunity for CUseeMe stockholders to participate in the potential for growth of the combined company after the merger; and
  •
  the treatment of the merger as a reorganization for tax purposes.

First Virtual Communications Stockholders' Meeting

    The First Virtual Communications special meeting will be held at First Virtual Communications' corporate offices located at 3393 Octavius Drive, Santa Clara, California 95054 on June 19, 2001 at 10:00 a.m., local time. At the First Virtual Communications special meeting, First Virtual Communications will ask the holders of its common stock and Series A preferred stock to consider and vote upon:

1.
The issuance of up to 16,081,759 shares of First Virtual Communications common stock to holders of common stock of CUseeMe pursuant to the merger agreement and up to 4,249,826 shares of First Virtual Communications common stock to be issued upon exercise of CUseeMe outstanding options and a warrant that will be assumed by First Virtual Communications;
2.
The amendment of First Virtual Communications' certificate of incorporation to increase the authorized capital stock of First Virtual Communications by 65,000,000 shares, from 35,000,000 shares to 100,000,000 shares; and
3.
Other matters as may properly come before the First Virtual Communications special meeting or any postponements or adjournments of the meeting.

CUseeMe Stockholders' Meeting

    The CUseeMe special meeting will be held at Crowne Plaza, Trafalgar Square Suite, 2 Somerset Parkway, Nashua, New Hampshire 03063 on June 19, 2001, at 10:00 a.m. local time. At the CUseeMe special meeting, CUseeMe will ask the holders of CUseeMe common stock to consider and vote upon the approval of the merger agreement and the merger and other matters as may properly come before the CUseeMe special meeting or any postponements or adjournments of the meeting.

Votes Required; Record Date

    First Virtual Communications.  Approval of the issuance of the shares of First Virtual Communications common stock to the stockholders of CUseeMe will require the affirmative vote of the holders of a majority of the shares of First Virtual Communications' common stock and Series A preferred stock, voting as a single class, present and entitled to vote at the special meeting. Approval of the amendment of First Virtual Communications' certificate of incorporation will require the affirmative vote of the holders of a majority of the outstanding shares of First Virtual Communications common stock and Series A preferred stock, voting as a single class. If the proposal to amend First Virtual Communications' certificate of incorporation is not approved by the First Virtual Communications stockholders, the merger will not occur. Holders of First Virtual Communications common stock are entitled to one vote per share. Holders of Series A preferred stock are entitled to one vote for each share of common stock into which such holder's shares of Series A preferred stock are convertible. Only holders of First Virtual Communications common stock and Series A preferred stock at the close of business on May 14, 2001 will be entitled to notice of and to vote at the First Virtual Communications special meeting. On that date, First Virtual Communications had outstanding 17,429,183 shares of First Virtual Communications common stock and 27,437 shares of Series A preferred stock convertible into 3,429,625 shares of common stock.

    CUseeMe.  Approval of the merger agreement and the merger will require the affirmative vote of the holders of a majority of the outstanding shares of CUseeMe common stock. Holders of CUseeMe common stock are entitled to one vote per share. Only holders of CUseeMe common stock at the close of business on May 14, 2001 will be entitled to notice of and to vote at the CUseeMe special meeting. On that date, there were 12,383,880 shares of CUseeMe common stock outstanding.

Voting Agreements

    Ralph Ungermann, Edward Harris, Pier Carlo Falotti, Allwyn Sequeira, Robert Wilmot, David Norman, Randy Acres and Ruth Cox, each a director and/or an executive officer of First Virtual Communications, and Vulcan Ventures Incorporated, a stockholder of First Virtual Communications, together held approximately 33.8% of the voting stock of First Virtual Communications outstanding as of the date of the merger agreement. These stockholders have agreed to vote their shares in favor of the issuance of the First Virtual Communications common stock in the merger and the approval of the amendment to the certificate of incorporation. These stockholders have granted CUseeMe irrevocable proxies to vote their shares in favor of the two proposals.

    Killko Caballero, Joseph Esposito, Jonathan Morgan, Adam Stettner, David Bundy and Robert Scott, each a director and/or an officer of CUseeMe, together held approximately 6.3% of the common stock of CUseeMe outstanding as of the date of the merger agreement. These stockholders have agreed to vote their shares in favor of approving the merger agreement and the merger. These stockholders have granted First Virtual Communications irrevocable proxies to vote their shares in favor of the proposal.

    Other than the stockholders listed above, stockholders of either company who have executed a proxy may revoke the proxy at any time prior to its exercise at their respective special meeting by giving written notice to the assistant secretary at First Virtual Communications' or CUseeMe's corporate offices, as the case may be, by signing and returning a later-dated proxy or by voting in person at the respective special meeting. Stockholders who have executed and returned proxy cards in advance of their special meeting may change their vote at any time prior to or at the special meeting.

The Merger

Effect on CUseeMe Stock Options and Warrant

    Upon the merger, each outstanding option and warrant to purchase CUseeMe common stock will be assumed by First Virtual Communications in accordance with its terms. Appropriate adjustments will be made to the number of shares issuable on exercise of these options and warrant and the price of each option and warrant to reflect the exchange ratio. As of May 10, 2001, there were outstanding options and a warrant to purchase approximately 2,058,695 shares of CUseeMe common stock or, after the closing of the merger, approximately 2,581,604 shares of First Virtual Communications common stock.

Effect on First Virtual Communications Stock Options and Warrants

    The merger will have no effect on any outstanding First Virtual Communications stock options or warrants or the terms of the stock options or warrants.

Conditions to the Merger

    The consummation of the merger is subject to various conditions, including:

  •
  the continued accuracy of the parties' respective representations and warranties and fulfillment of each party's covenants contained in the merger agreement;
  •
  receiving the required vote of the First Virtual Communications stockholders to approve the issuance of common stock to the stockholders of CUseeMe and the amendment of the First Virtual Communications certificate of incorporation;
  •
  receiving the required vote of the CUseeMe stockholders approving the merger agreement and the merger;
  •
  the receipt of opinions from the parties' respective tax attorneys that the merger will qualify as a reorganization under the Internal Revenue Code;
  •
  the authorization for listing on The Nasdaq National Market of the First Virtual Communications common stock to be issued in the merger;
  •
  the receipt of all third-party consents required to consummate the merger; and
  •
  the absence of any restraining orders, injunctions or other orders preventing the consummation of the merger or other litigation or administrative actions or proceedings.

Termination and Fees

    First Virtual Communications has agreed that if the merger agreement is terminated by (1) First Virtual Communications or CUseeMe as a result of the failure of the First Virtual Communications stockholders to approve the common stock issuance or the amendment of the certificate of incorporation or (2) by CUseeMe, if any of First Virtual Communications' representations and warranties materially are inaccurate, then First Virtual Communications will pay the fees and expenses incurred or payable by CUseeMe in connection with the proposed merger, up to a maximum of $200,000. In addition, First Virtual Communications has agreed that if the merger agreement is terminated by (1) First Virtual Communications as a result of the failure of the First Virtual Communications stockholders to approve the common stock issuance or the amendment of the certificate of incorporation or (2) by CUseeMe, following one or more specified triggering events, such as First Virtual Communications board of director's approval of an unsolicited offer from another company, then First Virtual Communications will pay to CUseeMe, in cash, a nonrefundable fee in the amount of $1,000,000.

    CUseeMe has agreed that if the merger agreement is terminated by (1) First Virtual Communications or CUseeMe as a result of the failure of the CUseeMe stockholders to approve the merger agreement and the merger or (2) by First Virtual Communications, if any of CUseeMe's representations and warranties materially are inaccurate, then CUseeMe will pay the fees and expenses incurred or payable by First Virtual Communications in connection with the proposed merger, up to a maximum of $200,000. In addition, CUseeMe has agreed that if the merger agreement is terminated by (1) CUseeMe as a result of the failure of the CUseeMe stockholders to approve the merger agreement and the merger or (2) by First Virtual Communications, following one or more specified triggering events, such as CUseeMe's board of director's approval of an unsolicited offer from another company, then CUseeMe will pay to First Virtual Communications, in cash, a nonrefundable fee in the amount of $1,000,000.

    Otherwise, each of the companies agreed that it will pay its own expenses in connection with the merger, except that they will share equally all fees and expenses incurred in connection with the printing and filing of this prospectus/joint proxy statement, the registration statement of which this prospectus/joint proxy statement is a part and the filing of any premerger notification and report forms relating to the merger.

No Solicitation

    First Virtual Communications and CUseeMe have generally agreed not to, (1) take any action that could reasonably be expected to lead to an acquisition proposal, (2) furnish any information in connection with or in response to an acquisition proposal, (3) engage in discussions or negotiations with respect to an acquisition proposal, (4) approve, endorse or recommend any acquisition proposal, or (5) enter into a letter of intent or similar document or any contract related to any acquisition transaction. Each of the companies shall (a) promptly notify the other if it receives any inquiry or indication of interest that could lead to an acquisition proposal, (b) cease all existing discussions relating to acquisition proposals, and (c) not release or waive any "standstill" or similar agreements.

Dissenters' and Appraisal Rights

    Under applicable Delaware law, neither the holders of the capital stock of First Virtual Communications nor CUseeMe are entitled to dissenter's or appraisal rights in connection with the merger.

Accounting Treatment

    For accounting purposes, the merger will be treated as a purchase of CUseeMe by First Virtual Communications.

Risk Factors

    See "Risk Factors" beginning on page 25 for a detailed discussion of the risk factors pertaining to the merger and the businesses of First Virtual Communications and CUseeMe.

Opinions of Financial Advisors to First Virtual Communications and CUseeMe

    In deciding to approve the merger, each board of directors considered the opinion of its financial advisor. First Virtual Communications received an opinion from its financial advisor, Greenbridge Partners LLC, that, as of the date of its opinion and subject to the limitations in the opinion, the exchange ratio was fair, from a financial point of view, to First Virtual Communications and its stockholders. CUseeMe received an opinion from its financial advisor, JPMorgan H&Q, that as of the date of its opinion, the exchange ratio was fair, from a financial point of view, to CUseeMe's stockholders. The full text of the opinions of Greenbridge Partners LLC and JPMorgan H&Q are attached as Appendices C and D, respectively, to this document. You are encouraged to read these opinions carefully and in their entirety.

Material Federal Income Tax Consequences

    The merger is intended to qualify as a reorganization under the Internal Revenue Code, so that no gain or loss will be recognized for federal income tax purposes by CUseeMe stockholders upon the exchange of CUseeMe common stock for First Virtual Communications common stock in the merger, except with respect to any cash received for any fractional share interest of First Virtual Communications common stock. The consummation of the merger is conditioned on the receipt by First Virtual Communications of an opinion from Cooley Godward LLP and the receipt by CUseeMe of an opinion from Hale and Dorr LLP that the merger constitutes a reorganization under Section 368 of the Internal Revenue Code of 1986. Please see "Material Federal Income Tax Consequences" beginning on page 61 for a full description of the federal income tax consequences of the merger. CUSEEME STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER.

Amendment to First Virtual Communications Certificate of Incorporation

    Under the merger agreement, First Virtual Communications is required to amend its certificate of incorporation to increase the number of authorized shares of common stock of First Virtual Communications from 35,000,000 to 100,000,000.

Comparative Rights of Stockholders

    Upon completion of the merger, CUseeMe stockholders will become First Virtual Communications stockholders. As a result, the rights of the holders of CUseeMe capital stock will be governed by the First Virtual Communications certificate of incorporation and bylaws and will continue to be governed by Delaware law.

Comparative Market Price Information

    First Virtual Communications common stock is currently listed on The Nasdaq National Market under the symbol FVCX. There are currently 27,437 shares of First Virtual Communications Series A preferred stock outstanding. The outstanding preferred stock is convertible into 3,429,625 shares of common stock of First Virtual Communications. After the merger, First Virtual Communications common stock will continue to be traded on The Nasdaq National Market under the symbol FVCX.

    The table below provides, for the fiscal quarters indicated, the reported high and low closing sales prices of First Virtual Communications common stock on The Nasdaq National Market.

Year Ended December 31, 2001	High	Low
First Quarter	$2.41	$0.88
Year Ended December 31, 2000	High	Low
First Quarter	$24.88	$9.25
Second Quarter	$17.00	$4.56
Third Quarter	$8.13	$4.75
Fourth Quarter	$4.75	$0.75
Year Ended December 31, 1999	High	Low
First Quarter	$15.56	$10.00
Second Quarter	$17.38	$3.94
Third Quarter	$15.13	$6.13
Fourth Quarter	$16.31	$9.44

    CUseeMe common stock is currently listed on The Nasdaq National Market under the symbol CUSM. After the merger, CUseeMe common stock will no longer be traded on the Nasdaq National Market.

    The table below provides, for the fiscal quarters indicated, the reported high and low closing sales prices of CUseeMe common stock on The Nasdaq National Market.

Year Ended December 31, 2001	High	Low
Fiscal Quarter Ended March 31, 2001	$3.06	$.91
Year Ended December 31, 2000	High	Low
Fiscal Quarter Ended March 31, 2000	$49.63	$18.88
Fiscal Quarter Ended June 30, 2000	$37.00	$7.75
Fiscal Quarter Ended September 29, 2000	$11.88	$3.88
Fiscal Quarter Ended December 31, 2000	$4.97	$.72
Year Ended December 31, 1999	High	Low
Fiscal Quarter Ended April 2, 1999	$4.34	$1.88
Fiscal Quarter Ended July 2, 1999	$9.44	$3.13
Fiscal Quarter Ended October 1, 1999	$7.88	$4.00
Fiscal Quarter Ended December 31, 1999	$29.63	$6.63

    The following table provides the closing prices per share of First Virtual Communications common stock and CUseeMe common stock on March 22, 2001, the day of execution and delivery of the merger agreement and announcement of the merger, and on March 21, 2001, the date prior to public announcement of the merger. The estimated equivalent per share price of CUseeMe common stock is calculated by multiplying the price per share of First Virtual Communications common stock by an assumed exchange ratio of 1.254.

Date	First Virtual Communications Per Share Price	CUseeMe Per Share Price	CUseeMe Estimated Per Share Price
March 22, 2001	$1.17	$1.16	$1.45
March 21, 2001	$1.28	$1.06	$1.33

    Because the market price of First Virtual Communications common stock is subject to fluctuation and the exchange ratio is subject to adjustment, the number and market value of the shares of First Virtual Communications common stock that the stockholders of CUseeMe will actually receive in the merger may increase or decrease.

    HOLDERS OF CUSEEME COMMON STOCK ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR FIRST VIRTUAL COMMUNICATIONS COMMON STOCK BEFORE VOTING ON THE MERGER AGREEMENT AND THE MERGER.

    Neither First Virtual Communications nor CUseeMe has paid any cash dividends in the past, and each currently intends that the combined company will retain future earnings, if any, to fund the development and growth of the business and not to pay any cash dividends in the foreseeable future.

Strategic Collaboration with PictureTel Corporation

    First Virtual Communications agreed on May 7, 2001 to enter into an agreement with PictureTel Corporation and CUseeMe for a strategic technology, marketing, and distribution alliance that is expected to combine the three companies' audio, video, web collaboration, application server, multipoint server and client technologies. The collaboration is subject to the completion of the merger between First Virtual Communications and CUseeMe and execution of a definitive agreement for the collaboration. In consideration of technology, marketing and sales contributions to the proposed collaboration, PictureTel has been granted a warrant under which it will have the right to purchase up to 15% of First Virtual Communications outstanding common stock at the time of the warrant issuance, or 2,614,377 shares of First Virtual Communications common stock, at a purchase price of $0.91 per share, exercisable upon PictureTel's achievement of specified milestones. PictureTel's rights under the warrant are contingent upon closing of the merger on or before August 1, 2001 and approval by the stockholders of First Virtual Communications of the amendment of the First Virtual Communications certificate of incorporation to increase the authorized common stock of First Virtual Communications to an aggregate of 100,000,000 shares.

SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

    The following selected historical consolidated financial information of First Virtual Communications and selected historical consolidated financial information of CUseeMe has been derived from their respective historical financial statements, and should be read in conjunction with the financial statements and related notes of each company and "Management's Discussion and Analysis of Financial Condition and Results of Operations" of each company which are included elsewhere in this prospectus/joint proxy statement.

    The statements of operations data for the years ended December 31, 2000 and 1999 and 1998 for First Virtual Communications, and the balance sheet data as of December 31, 2000 and 1999, are derived from, and are qualified by reference to, First Virtual Communications and CUseeMe's audited consolidated financial statements which are included elsewhere in this prospectus/joint proxy statement. The statements of operations data for the years ended December 31, 1997 and 1996 and the balance sheet data as of December 31, 1998, 1997 and 1996 are derived from audited consolidated financial statements of First Virtual Communications and CUseeMe that are not included in this prospectus/joint proxy statement. The statements of operations data for the three months ended March 31, 2001 and 2000 and the balance sheet data as of March 31, 2001, are derived from First Virtual Communications and CUseeMe's unaudited consolidated financial statements which are included elsewhere in this joint proxy statement/prospectus. In the opinion of First Virtual Communications and CUseeMe's management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of First Virtual Communications and CUseeMe's results of operations for these periods and financial condition at that date. The historical results presented below are not necessarily indicative of future results.

SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

FIRST VIRTUAL COMMUNICATIONS

    The following table presents summary selected historical data of First Virtual Communications as of and for each of the five years in the period ended December 31, 2000 and for the three month periods ended March 31, 2001 and 2000.

	Three Months Ended March 31,		Year Ended December 31,
	2001	2000	2000	1999	1998	1997	1996
	(in thousands, except share and per share data)
Consolidated Statements of Operations:
Revenues	$4,382	$10,083	$40,011	$45,700	$37,251	$18,771	$12,093
Cost of revenues	2,587	5,550	22,831	28,851	19,220	10,466	6,547

Gross profit	1,795	4,533	17,180	16,849	18,031	8,305	5,546

Operating expenses:
Research and development	3,986	2,681	12,517	10,170	9,463	5,420	2,930
Selling, general and administrative	6,454	5,844	24,507	21,633	11,878	6,997	4,886
Acquired in-process research and development	—	—	—	—	4,664	—	—

Total operating expenses*	10,440	8,525	37,024	31,803	26,005	12,417	7,816

Operating loss	(8,645)	(3,992)	(19,844)	(14,954)	(7,974)	(4,112)	(2,270)
Other income (expense), net	316	93	1,187	646	(42)	(216)	27
Minority interest in consolidated subsidiary	(2)	(75)	(130)	(20)	—	—	—

Net loss	$(8,331)	$(3,974)	$(18,787)	$(14,328)	$(8,016)	$(4,328)	$(2,243)

Net loss per share:
Basic and diluted	$(0.48)	$(.023)	$(1.09)	$(0.87)	$(0.69)	$(1.44)	$(1.14)
Shares used to compute net loss per share:
Basic and diluted	17,414	16,970	17,205	16,433	11,541	3,012	1,974

		December 31,
	March 31, 2001
		2000	1999	1998	1997	1996
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$11,433	$23,928	$8,821	$26,748	$2,500	$676
Working capital	24,003	31,729	21,878	32,939	1,891	1,046
Total assets	38,727	46,941	40,199	51,165	11,104	5,432
Long-term debt, net of current portion	73	39	85	228	1,312	102
Accumulated deficit	(63,996)	(55,665)	(36,878)	(22,550)	(14,534)	(10,206)
Total stockholders' equity	28,476	36,730	27,812	38,613	1,909	2,074

*
Operating expenses included non-cash employee stock compensation charges of $40,000, $112,398, $267,000, $493,000, $1.2 million, $1.1 million, and $339,000 for the three months ended March 31, 2001 and 2000 and the years ended December 31, 2000, 1999, 1998, 1997 and 1996, respectively.

    In August 1998, First Virtual Communications acquired all of the outstanding capital stock of ICAST Corporation. The transaction was accounted for as a purchase, and accordingly, the results of operations of ICAST Corporation and estimated fair value of assets acquired and liabilities assumed were included in First Virtual Communications' consolidated financial statements from the effective date of purchase.

    In May 1998, First Virtual Communications completed its initial public offering. First Virtual Communications received $36.1 million, net of offering costs.

SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

CUSEEME

    The following table presents summary selected historical data of CUseeMe as of and for each of the five years in the period ended December 31, 2000 and the three month periods ended March 30, 2001 and March 31, 2000.

	Three Months Ended
			Years ended December 31,
	March 30, 2001	March 31, 2000
			2000	1999	1998	1997	1996
	(in thousands, except share and per share data)
Consolidated Statement of Operations:
Revenues	$1,881	$4,092	$12,071	$12,002	$7,793	$11,052	$11,666
Cost of revenues	757	992	3,869	2,548	1,645	1,890	2,212

Gross profit	1,124	3,100	8,202	9,454	6,148	9,162	9,454
Operating expenses:
Sales and marketing	2,082	1,869	10,083	7,265	7,739	7,939	6,632
Research and development	1,521	1,350	5,837	4,761	5,042	5,722	3,819
General and administrative	1,206	952	4,313	2,359	2,278	2,586	2,794
Restructuring	—	—	—	—	—	661	—

Total operating expenses	4,809	4,171	20,233	14,386	15,059	16,908	13,244

Loss from operations	(3,685)	(1,071)	(12,031)	(4,932)	(8,911)	(7,746)	(3,790)
Interest and other income, net	(105)	1,015	1,846	82	492	927	231

Loss before provision for income taxes	(3,790)	(56)	(10,185)	(4,850)	(8,419)	(6,819)	(3,559)
Provision for income taxes	—	—	—	—	5	7	77

Net loss	$(3,790)	$(56)	$(10,185)	$(4,850)	$(8,424)	$(6,826)	$(3,637)

Net loss per share: basic and diluted	$(0.31)	$(0.00)	$(0.84)	$(0.46)	$(0.86)	$(0.75)	$(0.55)

Weighted average number of common shares outstanding	12,353	12,086	12,194	10,620	9,798	9,148	6,618
		December 31,
	March 30, 2001
		2000	1999	1998	1997	1996
Balance Sheet Data:
Cash and cash equivalents	$9,671	$9,343	$22,088	$6,421	$14,704	$23,298
Working capital	9,769	12,871	22,943	6,626	15,732	22,570
Total assets	19,408	22,700	32,046	15,996	21,610	29,404
Long-term liabilities	300	300	600	1,162	33	324
Total stockholders' equity	15,230	18,843	27,772	12,415	18,726	25,236

COMPARATIVE PER SHARE DATA

    The following table provides historical per share data of First Virtual Communications and CUseeMe and combined per share data on a pro forma basis after giving effect to the merger as a purchase of CUseeMe by First Virtual Communications, assuming the merger had been completed as of the beginning of the periods indicated. This data should be read in conjunction with the selected financial data, the unaudited pro forma combined financial information and the separate historical financial statements of First Virtual Communications and CUseeMe, and notes, included elsewhere in this prospectus/joint proxy statement. The pro forma combined financial data is not necessarily indicative of the operating results that would have been achieved had the merger been completed as of the beginning of the periods indicated nor is this data necessarily indicative of future financial condition or results of operations.

    An exchange ratio of 1.254 shares of First Virtual Communications common stock for each share of CUseeMe common stock is used in computing the pro forma combined and equivalent pro forma combined per share data.

    The combined pro forma information in the following table was prepared using a number of assumptions. The value of First Virtual Communications shares to be issued for outstanding CUseeMe shares was assumed to be $18.4 million, based on 12.4 million CUseeMe shares outstanding and the conversion value of a CUseeMe share at the time of execution of the merger agreement on March 22, 2001. The value was increased by approximately $0.5 million for the value of all outstanding CUseeMe options and a warrant and estimated transaction costs of $3.695 million, giving a total purchase price of $22.69 million.

	Three Months Ended March 31, 2001	Year Ended December 31, 2000
First Virtual Communications
Historical per common share data:
Basic and diluted loss per share	$(0.48)	$(1.09)
Book value per share(1)	$1.64	$2.12
First Virtual Communications
Unaudited pro forma combined per common share data:
Basic and diluted loss per share	$(0.38)	$(0.94)
Book value per share(2)	$1.43	—
CUseeMe
Historical per share data:
Basic and diluted loss per share	$(0.31)	$(0.84)
Book value per share(1)	$1.23	$1.54
CUseeMe
Unaudited equivalent pro forma combined per share data:
Basic and diluted loss per share(3)	$(0.48)	$(1.18)
Book value per share(3)	$1.79	—

(1)
The historical book value per share is computed by dividing total stockholders' equity by the number of shares of common stock outstanding at the end of the period.
(2)
The pro forma combined book value per First Virtual Communications share is computed by dividing total pro forma stockholders' equity by the pro forma number of shares of common stock outstanding at the end of the period.
(3)
Equivalent pro forma share amounts are calculated by multiplying the pro forma combined net loss per share and the pro forma book value per share of First Virtual Communications by the exchange ratio of 1.254.

SUMMARY UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA

    The following summary unaudited pro forma combined condensed financial information combines First Virtual Communications' historical results for the three months ended March 31, 2001 and the twelve months ended December 31, 2000 with CuseeMe's historical results for the three months ended March 30, 2001 and the twelve months ended December 31, 2000, giving effect to the merger as if it had occurred as of January 1, 2000 for statement of operations purposes and on March 31, 2001 for balance sheet purposes.

	Three Months Ended March 31, 2001	Year Ended December 31, 2000
	(In thousands, except per share data)
Pro Forma Combined Condensed Statement of Operations Data:
Total revenues	$6,263	$52,082
Net loss	$(12,599)	$(30,885)
Basic and diluted earnings per share	$(0.38)	$(0.94)
March 31, 2001
(In thousands)
Pro Forma Combined Condensed Balance Sheet Data:
Cash, cash equivalents and short-term investments	$28,266
Working capital	$31,297
Total assets	$63,875
Total stockholders' equity	$46,971

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

    The following unaudited pro forma combined condensed financial information combines First Virtual Communications' historical results for the three months ended March 31, 2001 and the twelve months ended December 31, 2000 with CUseeMe's historical results for the three months ended March 30, 2001 and the twelve months ended December 31, 2000, giving effect to the merger as if it had occurred as of January 1, 2000 for statement of operations purposes and as of March 31, 2001 for balance sheet purposes. This unaudited pro forma combined condensed information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had First Virtual Communications and CUseeMe actually been combined during the periods presented, or results that may be achieved in the future. The unaudited pro forma combined condensed financial statements, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with the historical consolidated financial statements and the notes thereto for the three months ended March 31, 2001 and the year ended December 31, 2000 of First Virtual Communications and CUseeMe included elsewhere in this prospectus/joint proxy statement.

    The allocation of the purchase price will be finalized following consummation of the merger and finalization of independent appraisals to determine the fair value of tangible and identifiable intangible assets, including in-process research and development. Based on an analysis of fair market value, the excess of the purchase price over the fair value of net tangible assets on CUseeMe's balance sheet will then be allocated to identifiable intangible assets and the remaining balance to goodwill. First Virtual Communications is currently gathering the data necessary for determining the fair market value of identifiable intangible assets, including in-process research and development. For both in-process and developed technology, First Virtual Communications' data gathering efforts are focused on determining CUseeMe's forecasted revenues and costs as well as their stage of completion or remaining product life by individual project or product.

    The total estimated amount of goodwill and identifiable intangible assets is $5.7 million with an average useful life of approximately three years. Because the valuation analysis has not been completed, the actual amount of goodwill and identifiable intangible assets, and the related average useful life, could vary from these assumptions.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

FIRST VIRTUAL COMMUNICATIONS, INC.

UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

(IN THOUSANDS)

	Historical
	March 31, 2001
	First Virtual Communications	CUseeMe Networks	Pro Forma Adjustments (Note 2)		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$11,433	$9,671	$—		$21,104
Short-term investments	6,984	178	—		7,162
Accounts receivable, net	4,348	2,596	—		6,944
Inventory	10,410	143	—		10,553
Prepaids and other current assets	753	1,059	—		1,812

Total current assets	33,928	13,647	—		47,575
Property and equipment, net	2,607	2,541	—		5,148
Other assets	2,192	3,220	5,740	(a)	11,152

Total assets	$38,727	$19,408	$5,740		$63,875

Liabilities and stockholders' equity
Current liabilities:
Current portion of long-term debt	$56	$—	$—		$56
Accounts payable	4,205	—	—		4,205
Accrued liabilities	4,170	2,658	3,695	(b)	10,523
Deferred revenue	1,494	1,220	(1,220	)(e)	1,494

Total current liabilities	9,925	3,878	2,475		16,278
Long-term debt, net of current portion	73	—	—		73
Other liabilities	—	300	—		300

Total long-term liabilities	73	300	—		373
Minority interest in consolidated subsidiaries	253	—	—		253
Stockholders' equity:
Common stock	17	124	(109	)(c),(d)	32
Additional paid-in capital	92,208	62,892	(43,912	)(c),(d)	111,188
Accumulated other comprehensive income (loss)	247	(99)	99	(c)	247
Accumulated deficit	(63,996)	(47,687)	47,187	(c)	(64,496)

Total stockholders' equity	28,476	15,230	3,265		46,971

Total liabilities and stockholders' equity	$38,727	$19,408	$5,740		$63,875

The accompanying notes are an integral part of these
unaudited pro forma combined condensed financial statements.

FIRST VIRTUAL COMMUNICATIONS, INC.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2001

(IN THOUSANDS, EXCEPT PER SHARE DATA)

	Historical
	First Virtual Communications	CUseeMe Networks	Pro Forma Adjustments (Note 3)	Pro Forma Combined
Revenues	$4,382	$1,881	$—	$6,263
Costs of revenues	2,587	757	—	3,344

Gross profit	1,795	1,124	—	2,919

Operating expenses:
Research and development	3,986	1,521	—	5,507
Selling, general and administrative	6,454	3,288	478 (a)	10,220

Total operating expenses	10,440	4,809	478	15,727

Operating loss	(8,645)	(3,685)	(478)	(12,808)
Other income (expense), net	316	(105)	—	211
Minority interest in consolidated subsidiaries	(2)	—	—	(2)

Net loss	$(8,331)	$(3,790)	$(478)	$(12,599)

Basic and diluted net loss per share	$(0.48)			$(0.38)

Shares used to compute basic and diluted net loss per share	17,414		15,492	32,906

The accompanying notes are an integral part of these
unaudited pro forma combined condensed financial statements.

FIRST VIRTUAL COMMUNICATIONS, INC.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2000

(IN THOUSANDS, EXCEPT PER SHARE DATA)

	Historical
	First Virtual Communications	CUseeMe Networks	Pro Forma Adjustments (Note 3)	Pro Forma Combined
Revenues	$40,011	$12,071	$—	$52,082
Costs of revenues	22,831	3,869	—	26,700

Gross profit	17,180	8,202	—	25,382

Operating expenses:
Research and development	12,517	5,837	—	18,354
Selling, general and administrative	24,507	14,396	1,913 (a)	40,816

Total operating expenses	37,024	20,233	1,913	59,170

Operating loss	(19,844)	(12,031)	(1,913)	(33,788)
Other income, net	1,187	1,846	—	3,033
Minority interest in consolidated subsidiaries	(130)	—	—	(130)

Net loss	$(18,787)	$(10,185)	$(1,913)	$(30,885)

Basic and diluted net loss per share	$(1.09)			$(0.94)

Shares used to compute basic and diluted net loss per share	17,205		15,492	32,697

The accompanying notes are an integral part of these
unaudited pro forma combined condensed financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

NOTE 1—THE TRANSACTION

    On March 22, 2001, First Virtual Communications signed a definitive agreement to acquire CUseeMe in a purchase transaction. Under the merger agreement, First Virtual Communications will issue approximately 15.5 million shares of its common stock and 3.8 million shares of its common stock upon exercise of outstanding options and warrants in exchange for the outstanding common shares, options and warrant of CUseeMe. This data is based upon CUseeMe outstanding shares on the date the merger agreement was signed. The exact number of shares to be issued and the number of options and warrants to be assumed by First Virtual Communications for the purchase of CUseeMe will depend upon the number of shares, options and warrants of CUseeMe outstanding at the close of the merger. Pursuant to the merger agreement, First Virtual Communications will issue a maximum of 16,081,759 shares of First Virtual Communications common stock for the outstanding shares of CUseeMe common stock on the closing of the merger. Therefore, the final purchase price will be different from the amounts presented in these unaudited pro forma combined condensed financial statements.

    The purchase price of the CUseeMe acquisition is estimated to be approximately $22.7 million, which has been determined as follows (in thousands):

Value for common shares issued	$18,447
Fair value of options and warrant assumed	548
Estimated direct acquisition costs	3,695

Total purchase price	$22,690

    Common stock has been valued using an average price of First Virtual Communications common stock for three days before and after the announcement of the merger. The fair value of options assumed was determined using the Black-Scholes method. In accordance with FASB Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation—an Interpretation of APB 25," the intrinsic value of unvested options of CUseeMe has been allocated to deferred stock compensation. Deferred stock compensation will be amortized over the estimated vesting period of the related options using an accelerated method. For purposes of preparing the pro forma financial statements, First Virtual Communications estimated the intrinsic value of the unvested options using the average stock price used for valuing the common stock and this amount was not material. Upon consummation of the merger, First Virtual Communications will determine the final amount of deferred compensation based on the closing price of its common stock on the date of consummation of the merger, and, therefore, the final amount of deferred stock will be different from the amounts presented in these unaudited pro forma combined condensed financial statements.

    The purchase price for pro forma purposes has been allocated to tangible assets acquired and liabilities assumed based on the fair value of CUseeMe's assets and liabilities. First Virtual Communications' management has engaged an independent appraiser to value the intangible assets, including amounts allocable to CUseeMe's in-process research and development. The in-process research and development will be expensed immediately. For the purposes of the unaudited pro forma combined balance sheet, the acquired in-process research and development has been assigned a value of approximately $500,000, based on management estimates. The in-process research and development charge of $500,000 is not reflected in the unaudited proforma combined condensed statement of operations. The exact amount of the in-process research and development charge will be determined upon completion of the independent appraisal and may be different from the amount presented in these unaudited pro forma combined condensed financial statements. The in-process research and development charge relates to CUseeMe's products in development for which technological feasibility has not been established.

    The allocation of the purchase price is estimated as follows (in thousands):

Current and other assets	$13,647
Other non-current assets and property and equipment	5,761
Liabilities assumed	(2,958)
Intangible assets, including goodwill	5,740
Acquired in-process research and development	500

Total	$22,690

    The unaudited pro forma combined condensed balance sheet reflects the acquisition of CUseeMe as of March 31, 2001. The unaudited pro forma combined condensed statements of operations reflect the acquisition of CUseeMe as if such acquisition had occurred at January 1, 2000.

NOTE 2—UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

    The following adjustments were applied to the historical balance sheets of First Virtual Communications and CUseeMe at March 31, 2001 to arrive at the unaudited pro forma combined condensed balance sheet:

  (a)
  To record estimated value of intangible assets, including goodwill.
  (b)
  To record the estimated transaction costs of $3.695 million. Estimated transaction costs include all costs directly incurred as a result of the transaction including, but not limited to, fees for the financial advisors, accountants, and attorneys and other related costs.
  (c)
  To reflect the estimated one time charge for acquired in-process research and development of approximately $500,000 and to eliminate the historical accumulated deficit, common stock, additional paid-in capital and accumulated other comprehensive loss of CUseeMe as a result of the purchase transaction.
  (d)
  To record the increase in stockholders' equity of First Virtual Communications as a result of the issuance of common stock and fair value of the First Virtual Communications options and a warrant issued in exchange for options and a warrant held by CUseeMe option and warrant holders.
  (e)
  To adjust deferred revenue to its estimated fair value.

NOTE 3—UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

    The following adjustment was applied to the historical statements of operations for First Virtual Communications and CUseeMe for the three months ended March 31, 2001 and the year ended December 31, 2000 to arrive at the unaudited pro forma combined condensed statement of operations as though the acquisition took place on January 1, 2000:

  (a)
  Adjustment to recognize amortization of identified intangibles arising from the merger over their average estimated useful lives of three years.

NOTE 4—UNAUDITED PRO FORMA COMBINED NET LOSS PER SHARE

    Shares used in the pro forma per share calculation reflect the addition of approximately 15.5 million shares of First Virtual Communications voting common stock estimated to be issued to stockholders of CUseeMe as if they were outstanding from January 1, 2000. Pro forma basic and diluted weighted-average shares exclude convertible preferred stock, unvested restricted common stock, employee stock options and warrants outstanding in each period because they are anti-dilutive.

RISK FACTORS

    The merger involves a high degree of risk. Also, by voting in favor of the merger, CUseeMe's stockholders will be choosing to invest in First Virtual Communications common stock. An investment in First Virtual Communications common stock involves a high degree of risk. First Virtual Communications' and CUseeMe's stockholders should carefully consider the following risk factors in evaluating whether to approve the proposals. You should consider these factors in conjunction with the other information contained in this prospectus/joint proxy statement and the appendices and exhibits to this prospectus/joint proxy statement. If any of the following risks actually occur, the business, financial condition and results of operations of either or both of First Virtual Communications and CUseeMe may be seriously harmed. In this case, the trading price of First Virtual Communications common stock may decline, and CUseeMe stockholders may lose all or part of their investment. Please bear in mind that those risks applicable to First Virtual Communications and CUseeMe, as separate companies, will be risks of the combined company.

Risks Related to the Merger

Integration of the operations of First Virtual Communications and CUseeMe may be difficult, expensive and lead to adverse effects.

    The realization of the anticipated benefits of the merger will depend in part on whether First Virtual Communications and CUseeMe can integrate their operations in an efficient and effective manner. Integrating First Virtual Communications and CUseeMe will be a complex, time consuming and expensive process. Successful integration will require combining the companies' respective:

  •
  products and services;

  •
  sales and marketing groups;

  •
  information and software systems;

  •
  hiring and training practices;

  •
  strategic goals;

  •
  management and other employees;

  •
  boards of directors;

  •
  business development efforts; and

  •
  geographically separate facilities.

    First Virtual Communications and CUseeMe may not accomplish this integration smoothly or successfully and the business synergies may not develop as quickly or to the extent currently expected. The diversion of the attention of management to the integration effort and any difficulties encountered in combining operations could cause the interruption of, or a loss of momentum in, the activities of either or both of the companies' businesses. Furthermore, employee morale may suffer, and the combined company may have difficulties retaining key employees. If the combined company is unable to address any of the foregoing risks, it could materially harm the combined company's business and impair the value of First Virtual Communications common stock after the merger.

The combined company could face many difficulties in managing a larger company.

    In deciding whether to authorize the proposed merger, you should bear in mind that the larger, combined company will create new challenges for existing management. If the combined company fails to meet those challenges, the post-merger market price of shares of First Virtual Communications common stock may decline. After the merger, the combined company will have a work force larger than the work force of each of the two companies prior to the merger, and a greater international presence. This growth could strain management control systems and resources, including decision support, accounting and management information systems. The combined company will need to improve financial and management controls and reporting systems and procedures to effectively manage employees and facilities.

The value of the merger consideration will fluctuate because the exchange ratio is subject to adjustment and because of fluctuations in the price of First Virtual Communications common stock.

    At the effective time of the merger, each outstanding share of CUseeMe common stock will be exchanged for 1.254 shares of First Virtual Communications common stock, up to a maximum of 16,081,759 shares. This exchange ratio is subject to change. If First Virtual Communications would be required to issue more than 16,081,759 shares of common stock in the merger, then the exchange ratio will be the number obtained by dividing 16,081,759 by the number of shares of CUseeMe common stock outstanding immediately prior to the closing of the merger. Neither First Virtual Communications nor CUseeMe intends to obtain an updated fairness opinion from its financial advisor prior to the completion of the merger. The market prices of First Virtual Communications common stock and CUseeMe common stock cannot be guaranteed or predicted. Market prices for First Virtual Communications common stock have fluctuated since the merger agreement was signed on March 22, 2001. Stock price variations could be the result of changes in the business, operations or prospects of First Virtual Communications, CUseeMe or the combined company, market assessments of the likelihood that the merger will be consummated within the anticipated time, general market and economic conditions and other factors both within and beyond the control of First Virtual Communications or CUseeMe. First Virtual Communications and CUseeMe expect further fluctuations through the closing date. Recent market prices of First Virtual Communications common stock and CUseeMe common stock are set forth on pages 10 and 11. First Virtual Communications and CUseeMe encourage CUseeMe stockholders to obtain current market quotations for First Virtual Communications common stock and CUseeMe common stock. Due to the market fluctuations and the possibility that the exchange ratio will be adjusted, CUseeMe stockholders will not know the actual market value of First Virtual Communications common stock to be received in connection with the merger when they vote upon the merger proposal.

If the costs associated with the merger exceed the benefits realized, the combined company may experience adverse financial results, including increased losses.

    First Virtual Communications and CUseeMe will incur significant transaction costs as a result of the merger, including investment banking, legal and accounting fees, that may exceed the parties' current estimates. In addition, First Virtual Communications and CUseeMe expect that the combined company will incur consolidation and integration expenses which First Virtual Communications and CUseeMe cannot accurately estimate at this time. First Virtual Communications and CUseeMe expect that the combined company will charge consolidation and integration expenses to operations in fiscal 2001. Actual transaction costs may substantially exceed the combined company's estimates and may affect its financial condition and operating results negatively.

    If the benefits of the merger do not exceed the costs associated with the merger, including any dilution to First Virtual Communications' stockholders resulting from the issuance of shares in connection with the merger, the combined company's financial results could be adversely affected.

Sales of substantial amounts of First Virtual Communications common stock in the public market after the proposed merger could materially adversely affect the market price of First Virtual Communications common stock.

    Based on the number of shares of CUseeMe common stock outstanding on the date of this prospectus/joint proxy statement, at the closing of the merger, First Virtual Communications will issue up to approximately 16,081,759 shares of First Virtual Communications common stock to CUseeMe stockholders in the merger. An additional approximately 4,249,826 shares will be issuable upon the exercise of options and a warrant held by CUseeMe's option holders and warrant holders prior to the closing of the merger. All of these shares to be issued in the merger will be freely tradable immediately following the merger, subject to certain vesting schedules and restrictions on affiliates of CUseeMe. The sale of substantial amounts of these shares (including shares issued upon exercise of outstanding options) may cause substantial fluctuations in the price of the First Virtual Communications common stock. In addition, sales of a substantial number of shares of the First Virtual Communications common stock within a short period of time could cause the First Virtual Communications stock price to fall. The sale of these shares also could impair the combined company's ability to raise capital through the sale of additional stock.

Several officers and directors of First Virtual Communications and CUseeMe have conflicts of interest or commitments that may have influenced them to support or approve the merger agreement and the merger.

    Killko Caballero, the chairman, chief executive officer and president of CUseeMe, has entered into an employment agreement with First Virtual Communications to serve as chief executive officer and president of the combined company effective upon completion of the merger. Under the terms of the employment agreement, Mr. Caballero is entitled to a salary increase and other benefits, including severance and a guaranteed bonus. Other officers of CUseeMe also have entered into employment agreements with First Virtual Communications that will become effective upon completion of the merger. Ralph Ungermann, the chairman, chief executive officer and president of First Virtual Communications, will remain chairman of the board of directors of the combined company. A number of directors of First Virtual Communications and CUseeMe will remain or be named directors of the combined company. As a result of these interests, these directors and officers of First Virtual Communications and CUseeMe may have been more influenced to support or recommend the merger than if they did not have these interests. You should consider these circumstances and read more about these interests under "THE MERGER—Interests of Certain Persons in the Merger" on page 59.

The merger may result in a loss of customers, suppliers and employees.

    Some customers of First Virtual Communications or CUseeMe may seek alternative sources of products or services after the merger due to, among other reasons, a desire not to do business with the combined company. First Virtual Communications and CUseeMe anticipate that the combined company could experience some customer attrition after the merger. Difficulties in combining operations can also result in the loss of key employees or suppliers. Steps by management to counter potential customer, supplier and employee attrition may not be effective. Failure by management to control attrition may adversely affect the combined company's future growth and profitability.

Risks Related to Both First Virtual Communications and CUseeMe

First Virtual Communications and CUseeMe each have a history of operating losses and the combined company will incur losses in the future. The combined company may never generate sufficient revenue to achieve profitability.

    Each of First Virtual Communications and CUseeMe has incurred operating losses in each quarter since it commenced operations. The combined company expects to devote substantial resources to expand its research and development and sales and marketing activities. As a result, the combined company expects that it will continue to incur operating losses for the foreseeable future.

    First Virtual Communications' revenues decreased from $45.7 million in 1999 to $40.0 million in 2000, while its net loss increased from $14.3 million for 1999 to $18.8 million for 2000. At

December 31, 2000, First Virtual Communications had an accumulated deficit of $55.7 million. Revenues for First Virtual Communications for the first quarter ended March 31, 2001 were $4.4 million, compared with revenues of $10.1 million for the quarter ended March 31, 2000. The net loss for the quarter ended March 31, 2001 was $8.3 million, compared with a loss of $4 million in the first quarter of 2000. At March 31, 2001, First Virtual Communications had an accumulated deficit of $64.0. CUseeMe's total revenues increased only slightly, from $12.0 million for 1999 to $12.1 million for 2000, while CUseeMe's net loss increased from $4.8 million for 1999 to $10.2 million for 2000. At December 31, 2000, CUseeMe had an accumulated deficit of $43.9 million. Revenues for CUseeMe for the first quarter ended March 30, 2001 were $1.9 million, compared with revenues of $4.1 million for the quarter ended March 31, 2000. The net loss for the quarter ended March 30, 2001 was $3.8 million, compared with a loss of $56,000 in the first quarter of 2000. At March 30, 2001, CUseeMe had an accumulated deficit of $47.7.

The combined company's quarterly results are expected to fluctuate and may cause the price of the combined company's common stock to fall.

    First Virtual Communications and CUseeMe have experienced in the past, and the combined company is likely to experience, fluctuations in revenues, gross margins and operating results. Various factors could contribute to the fluctuations in revenues, gross margins and operating results, including the combined company's:

  •
  success in developing its rich media business and the CUseeMe Conference Server and in developing, introducing and shipping new products and product enhancements;

  •
  success in accurately forecasting demand for new orders, which may have short lead-times before required shipment, product mix, percentage of revenues derived from original equipment manufacturers, or OEMs, versus distributors or resellers;

  •
  new product introductions and price reductions by its competitors;

  •
  use of OEMs, distributors, resellers, and other third parties;

  •
  ability to attract, retain and motivate qualified personnel;

  •
  research and development efforts and success; and

  •
  selling, general and administrative expenditures.

    Additionally, the combined company's quarterly operating results may vary significantly depending on a number of factors outside of its control. Further, a significant portion of the combined company's expenses will be fixed. The combined company expects that operating expenses will increase in the future to fund expanded operations. To the extent these increased expenses are not accompanied by an increase in revenues or gross margin, the combined company's business, financial condition and results of operations would be materially adversely affected. Due to all the foregoing factors, it is likely that in some future quarter, as at times in past quarters, the combined company's results of operations will be below the expectations of public market analysts and investors, resulting in a negative impact on First Virtual Communications' common stock price.

The combined company's success depends in part on the market's acceptance of rich media, broadband video services and the CUseeMe Conference Server.

    The combined company's success depends in part on the market's acceptance of rich media, broadband video services and the CUseeMe Conference Server. Potential end-users must accept video applications as a viable alternative to face-to-face meetings and conventional classroom based learning. New applications, such as the use of video in marketing, selling and manufacturing, are still in the development stage. First Virtual Communications has only recently entered into its first contracts with telecommunications service providers to provide broadband video services and does not expect any material revenues from these services to be generated until the second half of 2001. If rich media and broadband video services fail to achieve broad commercial acceptance or if such acceptance is delayed, the combined company's business, financial condition and results of operations would be materially adversely affected. The combined company anticipates that revenue and growth in the foreseeable future will come from the sale of the CUseeMe Conference Server and related products and services. Broad market acceptance of the CUseeMe Conference Server, therefore, is important to the combined company's operating success.

The combined company's reliance on third party manufacturers and suppliers could adversely affect the combined company's business.

    First Virtual Communications and CUseeMe each currently outsources the manufacturing of their respective products and purchases critical components for their respective products from single suppliers. The combined company will rely on several vendors to manufacture certain of its products. If one or more of these manufacturers experiences quality control or other problems, product shipments by the combined company may be delayed. Neither First Virtual Communications nor CUseeMe has long-term agreements with suppliers, and their respective current suppliers are not obligated to provide components to First Virtual Communications, CUseeMe or the combined company for any specific period, in any specific quantity or at any specific price, except as may be provided in a particular purchase order. Qualifying additional suppliers is a time consuming and expensive process, and there is a greater likelihood of problems arising during a transition period to a new supplier. If the combined company is required to find replacements for its manufacturers or suppliers, this could result in short-term cost increases and delays in delivery, which could have a material adverse effect on the combined company's business, financial condition and results of operations. The combined company may not be able to continue to negotiate arrangements with First Virtual Communications' or CUseeMe's existing, or any future, manufacturers or suppliers on terms favorable to the combined company. Existing manufacturers and suppliers may not continue to meet the combined company's requirements for products and components.

The combined company's success depends on the performance of participants in the combined company's distribution channels.

    Each of First Virtual Communications and CUseeMe currently sells its products through OEMs, distributors and resellers. The combined company's future performance will depend in large part on sales of its products through these distribution relationships, such as SBC Communications, Verizon and other key partners. Past performance by First Virtual Communications and CUseeMe should not be considered a reliable indicator of the future performance. Agreements with distribution partners generally provide for discounts based on First Virtual Communications' or CUseeMe's list prices, and do not require minimum purchases or restrict development or distribution of competitive products. Therefore, entities that distribute First Virtual Communications' or CUseeMe's products may compete with either First Virtual Communications, CUseeMe or the combined company. In addition, OEMs, distributors and resellers may not dedicate sufficient resources or give sufficient priority to selling the combined company's products. Each of First Virtual Communications and CUseeMe additionally depends on its respective distribution relationships for most customer support, and expends significant resources to train its respective OEMs, distributors and resellers to support customers. These entities can generally terminate the distribution relationship upon 30 days notice for a material breach. The loss of a distribution relationship or a decline in the efforts of a material distributor, or loss in business or cancellation of orders from, significant changes in scheduled deliveries to, or decreases in the prices of products sold to, any of these distribution relationships, could have a material adverse effect on the combined company's results of operations.

The combined company expects to rely on a limited number of large projects for its revenues in the future. Losing one or more of these customers may adversely affect the combined company's future revenue growth.

    First Virtual Communications depends on a limited number of large end-user projects for a majority of its revenues, which has resulted in, and may in the future result in, significant fluctuations in quarterly revenues. The combined company expects that revenues from the sale of products to large end-users will continue to account for a significant percentage of its revenues in any particular quarter for the foreseeable future. Additionally, a significant portion of First Virtual Communications' sales of video networking products has historically been to government-related agencies, such as military and educational institutions, or third parties using First Virtual Communications' products on behalf of government agencies. Such government-related customers are often subject to budgetary pressures and may from time to time reduce their expenditures and/or cancel orders. The loss of any major customer, or any reduction or delay in orders by such customer, or the failure of the combined company or its distribution partners to market the combined company's products successfully to new customers could have a material adverse effect on the combined company's business, financial condition and results of operations.

Because sales of the combined company's products require a lengthy sales effort and implementation cycle, revenues may be unpredictable and the combined company's business may be harmed.

    Sales of First Virtual Communications' and CUseeMe's products has required and will continue to require an extended sales effort. First Virtual Communications and CUseeMe must first train the entities with which it has distribution relationships to market their products. The period from an initial sales call to an end-user agreement typically ranges from six to twelve months, and can be longer. Therefore, the timing of revenues may be unpredictable. A lengthy delay in recognizing revenue could have a material adverse effect on the combined company's business, financial condition and results of operations.

Rapid technological change and evolving industry standards and regulations may impair the combined company's ability to develop and market its services.

    Rapid technological change and evolving industry standards characterize the market for First Virtual Communications' and CUseeMe's respective products. The combined company's success will depend, in part, on its ability to maintain technological leadership and enhance and expand First Virtual Communications' and CUseeMe's existing product and services offerings. The combined company's success also will depend in part upon its ability and the ability of its strategic partners to comply with evolving industry standards. First Virtual Communications' and CUseeMe's products must meet a significant number of domestic and international video, voice and data communications regulations and standards, some of which are evolving as new technologies are deployed. First Virtual Communications' and CUseeMe's products are currently in compliance with applicable regulatory requirements. However, as standards evolve, the combined company will be required to modify its products, or develop and support new versions of its products. In addition, telecommunications service providers require that equipment connected to their networks comply with their own standards, which may vary from industry standards.

    The combined company's ability to compete successfully also is dependent upon the continued compatibility and interoperability of its products with products and architectures offered by various vendors. The combined company's business, financial condition and results of operations would be materially adversely affected if it were unable in a timely manner to comply with evolving industry standards or to address compatibility issues. In addition, from time to time, the combined company may announce new products, capabilities or technologies that have the potential to replace or shorten the life cycle of First Virtual Communications' and CUseeMe's existing product offerings. The announcement of product enhancements or new product or service offerings could cause customers to defer purchasing the combined company's products. In addition, First Virtual Communications and CUseeMe have each experienced delays in the introduction of new products in the past and the combined company may experience such delays in the future. The failure of the combined company to introduce successfully new products, product enhancements or services, or customer delays in purchasing products in anticipation of new product introductions or because of changes in industry standards, could have a material adverse effect on the combined company's business, financial condition and results of operations.

The combined company will face potential volatility in its common stock price.

    The market price of each of First Virtual Communications common stock and CUseeMe common stock has been extremely volatile in the past and the First Virtual Communications common stock price after the merger, like that of other technology companies, may be subject to significant volatility, depending upon many factors, including:

  •
  fluctuations in the combined company's financial results;

  •
  announcements regarding the acquisition of technologies, products or companies, including the merger;

  •
  technological innovations or new commercial products developed by the combined company or its competitors;

  •
  regulatory changes and developments that affect the combined company's business;

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  developments or disputes concerning patent and proprietary rights and other legal matters;

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  establishment of additional corporate partnerships or licensing arrangements;

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  issuance of new or changed stock market analyst reports and/or recommendations; and

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  economic and other external factors.

    One or more of these factors could significantly harm the combined company's business and decrease the price of its common stock in the public market. Severe price fluctuations in a company's stock have frequently been followed by securities litigation. Such litigation can result in substantial costs and a diversion of management's attention and resources and therefore could have a material adverse effect on the combined company's business, financial condition and results of operations. Past financial performance of First Virtual Communications or CUseeMe should not be considered a reliable indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods.

If the combined company's common stock price consistently trades below $1.00 per share, the combined company will face potential delisting from The Nasdaq National Market. If delisting occurs, the market price and market liquidity of the combined company's common stock may be adversely affected.

    First Virtual Communications' common stock is currently listed on The Nasdaq National Market, and the combined company's common stock will continue to be traded on The Nasdaq National Market after the merger. Pursuant to Nasdaq rules, Nasdaq may commence procedures to delist any shares trading below $1.00 per share on The Nasdaq National Market for a period of 30 trading days. First Virtual Communications' common stock and CUseeMe's common stock have recently traded below $1.00 per share. There can be no assurance that the combined company's stock price will continue to trade above $1.00. If the combined company's common stock price consistently trades below $1.00 per share, the combined company will face potential delisting from The Nasdaq National Market.

    If delisting occurs, the trading of the combined company's common stock is likely to be conducted on the OTC Bulletin Board which may have an adverse affect on the market price of the common stock and on the ability of stockholders and investors to buy and sell the common stock.

The combined company will face intense competition from other industry participants and may not be able to compete effectively.

    The market for multimedia group communications and networking products and services is extremely competitive. Because the barriers to entry in the market are relatively low and the potential market is large, the combined company expects continued growth in the industry and the entrance of new competitors in the future. Many of First Virtual Communications' and CUseeMe's current and potential competitors, particularly Microsoft, PictureTel and Ezenia!, have significantly longer operating histories and significantly greater managerial, financial, marketing, technical and other competitive resources, as well as greater name recognition, than the combined company will have. As a result, these companies may be able to adapt more quickly to new or emerging technologies and changes in customer requirements and may be able to devote greater resources to the promotion and sale of their conferencing products and services. In addition, to the extent that competitors choose to bundle competing multimedia conferencing applications with other products, the demand for the combined company's products and services might be substantially reduced.

    As a result, the combined company may not be able to compete successfully with existing or new competitors in the multimedia group communications products and services market. Each of First Virtual Communications and CUseeMe believes that the combined company's ability to compete successfully in this market will depend on a number of factors both within and outside its control, including:

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  the timing of the introduction of new software products and services by the combined company and its competitors;

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  the pricing policies of the combined company's competitors and suppliers;

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  the combined company's ability to hire and retain highly qualified employees;

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  continued investment in research and development;

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  continued investment in sales and marketing; and

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  the adoption and evolution of industry standards.

The combined company's business may be harmed if it is unable to protect its proprietary rights.

    The combined company's success and ability to compete in the video networking industry depends, in part, upon its ability to protect its proprietary technology. The combined company may be unable to deter misappropriation of its proprietary technology, detect unauthorized use and take appropriate steps to enforce its intellectual property rights. In addition, the combined company's competitors could, without violating its proprietary rights, develop technologies that are as good or better than its technology. The development of alternative technologies by third parties could adversely affect the competitiveness of the combined company's products.

    First Virtual Communications does not rely on patent protection for, and does not hold, any patents relating to its products, although it has filed one patent application related to its recently developed video services technology. CUseeMe has filed three patent applications related to its videoconferencing technology none of these applications may issue, however, and even if issued by the United States Patent and Trademark Office, they may not give the combined company an advantage over competitors. The combined company's adherence to industry-wide technical standards and specifications may limit its opportunities to provide proprietary product features. Each of First Virtual Communications and CUseeMe currently licenses certain technology from third parties, and plan that the combined company will continue to do so in the future. The commercial success of the combined company will depend, in part, on its ability to continue to obtain licenses to third-party technology for use in its products.

    First Virtual Communications and CUseeMe each relies upon a combination of trade secret, copyright and trademark laws and contractual restrictions to establish and protect proprietary rights in their respective products. Each also enters into confidentiality and invention assignment agreements with its employees and enters into non-disclosure agreements with its suppliers, distributors and customers to limit access to and disclosure of its proprietary information. Each of First Virtual Communications and CUseeMe plan that the combined company will continue to enter into these agreements.

    However, these statutory and contractual arrangements may not be sufficient to deter misappropriation of the combined company's proprietary technologies. In addition, independent third parties may develop similar or superior technologies to those of the combined company. Furthermore, the laws of some foreign countries do not provide the same degree of protection of the combined company's proprietary information as do the laws of the United States. CUseeMe has delivered technical data and information relating to CUseeMe Pro and CUseeMe Conference Server to the United States government, and as a result, the United States government may have unlimited rights to use the technical data and information or to authorize others to use the technical data and information.

Claims by third parties that the combined company infringes their proprietary technology could prevent the combined company from offering its products or otherwise hurt its business and financial condition.

    The commercial success of the combined company also will depend, in part, on the combined company not breaching the combined company's current and future licenses of third-party technology used in certain of its products. The combined company is, however, subject to the risk of litigation alleging infringement of third party intellectual property rights from the combined company's licensed and proprietary technology. A number of companies have developed technologies or received patents on technologies that may be related to or be competitive with the combined company's technologies. Neither First Virtual Communications nor CUseeMe has conducted a patent search relating to the technology used in its respective products. In addition, since patent applications in the United States are not publicly disclosed until the patent issues, applications may have been filed which, if issued as patents, would relate to the combined company's products. The combined company's lack of patents may inhibit the combined company's ability to negotiate or obtain licenses from or oppose patents of third parties, if necessary.

    Given the rapid development of technology in the video networking industry, it is possible that the combined company's existing or future products may in the future infringe upon the existing or future proprietary rights of others. The combined company is subject to the risk of litigation alleging infringement of third party intellectual property rights by the combined company. The combined company could incur substantial costs in defending itself and its customers against any such claims, regardless of the merits of such claims. The combined company may also be required by contract or by statutory implied warranties to indemnify its distribution partners and end-users against third-party infringement claims. Parties making infringement claims against the combined company may be able to obtain injunctive or other equitable relief which could effectively block the combined company's ability to sell its products in the United States and abroad, and could result in an award of substantial damages. In the event of a successful claim of infringement, the combined company, its customers and end-users may be required to obtain one or more licenses from third parties. The combined company, or its customers, may not be able to obtain necessary licenses from third parties at a reasonable cost, or at all. The defense of any lawsuit could result in time-consuming and expensive litigation, damages, license fees, royalty payments and restrictions on the combined company's ability to sell its products, any of which could have a material adverse effect on the combined company's business, financial condition, and results of operations.

The combined company will be dependent on key personnel and must hire and retain skilled personnel.

    The combined company's success is significantly dependent on the contributions of a number of its key personnel. The combined company's success depends to a significant degree on the services of Ralph Ungermann, who will serve as chairman of the board of directors, and Killko Caballero, who will serve as chief executive officer and president. The loss of the services of either of these individuals or any of the combined company's key personnel could have a material adverse effect on the combined company. In addition, the integration of the separate businesses of First Virtual Communications and CUseeMe and the combined company's potential growth and expansion are expected to place increased demands on the combined company's management skills and resources.

    Each of First Virtual Communications and CUseeMe believes that the combined company's future success also will depend upon its ability to attract and retain additional highly skilled technical, managerial, manufacturing, sales and marketing personnel. Competition for these personnel is intense. The combined company may not be able to anticipate accurately, or to obtain, the personnel that it may require in the future.

The combined company's executive officers, directors and its affiliates will own a significant percentage of First Virtual Communications common stock after the merger.

    After the merger, the combined company's executive officers, directors and their affiliates will beneficially own a significant percentage of the outstanding shares of First Virtual Communications common stock. As a result, these stockholders may have the ability to effectively control the combined company and direct its affairs and business, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying, deferring or preventing a change in control of the combined company, and making certain transactions more difficult or impossible absent the support of these stockholders, including proxy contests, mergers involving the combined company, tender offers, open-market purchase programs or other purchases of common stock that could give stockholders of the combined company the opportunity to realize a premium over the then prevailing market price for shares of First Virtual Communications common stock.

The combined company's inability to secure additional funding could adversely effect its business.

    In order to meet the combined company's anticipated working capital and capital expenditure requirements, the combined company may need to raise additional funds through the issuance of equity securities in the future. If additional funds are raised through the issuance of equity securities, the percentage ownership of the stockholders of the combined company will be reduced, stockholders may experience additional dilution, or the new equity securities may have rights, preferences or privileges senior to those of the holders of the combined company's common stock. Additional financing may not be available when needed or on terms favorable to the combined company, or at all. If adequate funds are not available or are not available on acceptable terms, the combined company may be required to delay, reduce or eliminate some or all of its development programs for its products or services, and may be unable to take advantage of future opportunities or respond to competitive pressures, which could have a material adverse effect on the combined company's business, financial condition or operating results.

The combined company faces additional risks from its international operations.

    The combined company's international business will involve a number of risks that could hurt its operating results or contribute to fluctuations in those results. First Virtual Communications' revenue from international sales represented 25% of its total revenue in the first quarter of 2001, 12% of its total revenue in 2000 and 14% of its total revenue in 1999. Although previous international sales by CUseeMe may not be indicative of future sales, CUseeMe's revenue from international sales represented 45% of its total revenue in the first quarter of 2001 and 41% of its total revenue in 2000, of which 10% was due to a single larger order, and 24% of its total revenue in 1999. The combined company intends to seek opportunities to expand its product and service offerings into additional international markets, although the combined company may not succeed in developing localized versions of its products for new international markets or in marketing or distributing products and services in those markets.

    The majority of First Virtual Communications' and CUseeMe's international sales are currently denominated in U.S. dollars. However, it is possible that a significantly higher level of future sales of the combined company may be denominated in foreign currencies. To the extent that the combined company's sales are denominated in currencies other than U.S. dollars, fluctuations in exchange rates may render the combined company's products less competitive relative to local product offerings or result in foreign exchange losses. Neither First Virtual Communications nor CUseeMe has experience in implementing hedging techniques that might minimize the combined company's risks from exchange rate fluctuations.

    The combined company's international business also will involve a number of other difficulties and risks, including risks associated with:

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  changing economic conditions in foreign countries;

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  export restrictions and export controls relating to the combined company's technology;

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  compliance with existing and changing regulatory requirements;

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  tariffs and other trade barriers;

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  difficulties in staffing and managing international operations;

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  longer payment cycles and problems in collecting accounts receivable;

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  software piracy;

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  political instability;

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  seasonal reductions in business activity in Europe and certain other parts of the world during the summer months; and

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  potentially adverse tax consequences.

The combined company's software products may contain potential undetected defects.

    Software developed by the combined company or developed by others and incorporated by the combined company into its products may contain significant undetected errors when first released or as new versions are released. Although the combined company's software products will be tested before commercial release, errors in the products may be found after customers begin to use the software. Any defects in the combined company's current or future products may result in significant decreases in revenue or increases in expenses because of adverse publicity, reduced orders, product returns, uncollectible accounts receivable, delays in collecting accounts receivable, and additional and unexpected costs of further product development to correct the defects.

If the combined company issues additional shares of stock in the future, it may have a dilutive effect on the combined company's stockholders existing at the time of issuance.

    First Virtual Communications' board of directors has approved and its stockholders are being asked to approve an amendment to the First Virtual Communications certificate of incorporation to increase the number of authorized shares of common stock from 35,000,000 to 100,000,000. Any issuance of First Virtual Communications common stock may result in immediate dilution of then current First Virtual Communications stockholders.

Risks Specific to Either First Virtual Communications or CUseeMe

First Virtual Communications stockholders face immediate dilution as a result of the merger.

    First Virtual Communications' stockholders will experience immediate and substantial dilution as a result of the shares of First Virtual Communications common stock issued to CUseeMe stockholders in the merger. Additional dilution may also occur upon exercise of any of the outstanding options or warrant to purchase CUseeMe common stock that will be assumed by First Virtual Communications in the merger.

THE FIRST VIRTUAL COMMUNICATIONS SPECIAL MEETING

    At the First Virtual Communications special meeting, First Virtual Communications' stockholders will consider and vote upon the approval of the issuance of First Virtual Communications common stock in the merger and the amendment to First Virtual Communications' certificate of incorporation and other matters as may properly come before the First Virtual Communications special meeting or any adjournments or postponements of the meeting.

    The First Virtual Communications board of directors has unanimously approved the issuance of shares of First Virtual Communications common stock to the CUseeMe's stockholders and the amendment to First Virtual Communications' certificate of incorporation and unanimously recommends that First Virtual Communications stockholders vote for each of these proposals.

Record Date

    The First Virtual Communications board has fixed the close of business on May 14, 2001 as the First Virtual Communications record date for determining holders entitled to notice of and to vote at the First Virtual Communications special meeting.

Quorum

    The presence in person or by properly executed proxy of holders of a majority of the issued and outstanding shares of First Virtual Communications common stock is necessary to constitute a quorum at the First Virtual Communications special meeting. Abstentions and broker non-votes will each be included in determining whether a quorum is present.

Required Votes

    Approval of the issuance of the shares of First Virtual Communications common stock to the stockholders of CUseeMe in the merger requires the affirmative vote of the holders of a majority of the outstanding shares of First Virtual Communications common stock and Series A preferred stock, calculated on an as-if converted to common stock basis, voting together as a single class, present in person or represented by proxy and entitled to vote at the meeting. Abstentions are equivalent to negative votes for purposes of approving the issuance of the First Virtual Communications common stock. Broker non-votes will not be counted in determining whether the issuance of the First Virtual Communications common stock has been approved. Approval of the amendment to the First Virtual Communications certificate of incorporation requires the affirmative vote of a majority of the outstanding shares of First Virtual Communications common stock and Series A preferred stock, calculated on an as-if converted to common stock basis, voting together as a single class. Abstentions and broker non-votes will be counted towards the tabulation of votes cast on the proposal to amend the certificate of incorporation and will have the same effect as a negative vote. Stockholder approval of the proposal to amend the certificate of incorporation is required for the merger to occur. If this proposal is not approved, then the merger will not be completed.

Voting Rights; Proxies

    As of the First Virtual Communications record date, there were issued and outstanding 17,429,183 shares of First Virtual Communications common stock and 27,437 shares of First Virtual Communications Series A preferred stock, convertible into 3,429,625 shares of common stock. Each holder of common stock is entitled to one vote for each share held. Each holder of Series A preferred stock will be entitled to one vote for each share of common stock into which the holder's shares of Series A preferred stock are convertible. All shares of First Virtual Communications common stock and Series A preferred stock represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated in such proxies.

Voting Via the Internet or by Telephone

    Stockholders of First Virtual Communications may grant a proxy to vote their shares by means of the telephone or on the Internet. Stockholders of record may go to www.proxyvoting.com/fvcspecial to vote their shares by means of the Internet. The stockholder will be required to provide the First Virtual Communications' company number and control number contained on their proxy card. Any stockholder using a touch-tone telephone may also grant a proxy to vote shares by calling 1-800-676-5925 and following the recorded instructions. Most beneficial owners whose stock is held in street name receive instruction for granted proxies from their banks, brokers or other agents rather than First Virtual Comunications' proxy card. Votes received via the Internet or by telephone must be received by 10:00 a.m., Pacific Daylight Time on June 18, 2001. Submitting a proxy via the Internet or by telephone will not affect the stockholder's right to vote in person should the stockholder decide to attend the special meeting.

    If no instructions are indicated, the shares of First Virtual Communications common stock will be voted in favor of the approval of the issuance of shares of First Virtual Communications common stock to the CUseeMe stockholders in the merger and the amendment to First Virtual Communications' certificate of incorporation.

    First Virtual Communications does not know of any matters other than as described in the accompanying notice of the First Virtual Communications special meeting that are to come before the special meeting. If any other matter or matters are properly presented for action at the First Virtual Communications special meeting, the persons named in the enclosed form of proxy and acting thereunder will have the discretion to vote on the matters in accordance with their best judgment, unless authorization is withheld. A First Virtual Communications stockholder giving a proxy under this proxy solicitation may revoke it at any time before it is exercised by giving a subsequent proxy, delivering to the assistant secretary of First Virtual Communications at the address of First Virtual Communications provided elsewhere in this prospectus/joint proxy statement a written notice of revocation prior to the voting of the proxy at the First Virtual Communications special meeting, or attending the First Virtual Communications special meeting and informing the assistant secretary of First Virtual Communications in writing that the stockholder wishes to vote his or her shares in person. However, attending the First Virtual Communications special meeting will not in and of itself have the effect of revoking the proxy. If a broker indicates on the proxy that it does not have discretionary authority as to some shares to vote on a particular matter, those shares will be treated as present for purposes of determining whether or not a quorum is present, but will not be considered as present and entitled to vote with respect to that matter. Ralph Ungermann, Edward Harris, Pier Carlo Falotti, Allwyn Sequeira, Robert Wilmot, David Norman, Randy Acres and Ruth Cox, each a director and/or an executive officer of First Virtual Communications, and Vulcan Ventures Incorporated, a stockholder of First Virtual Communications, beneficially held approximately 33.8% of the outstanding shares of voting stock of First Virtual Communications outstanding as of the date of the merger agreement, and have agreed to vote in favor of the issuance of shares of First Virtual Communications common stock to CUseeMe's stockholders and the amendment to First Virtual Communications' certificate of incorporation to increase the number of authorized shares of common stock.

    Votes cast by proxy or in person at the First Virtual Communications special meeting will be tabulated by the inspector of election appointed for the meeting and the inspector will determine whether or not a quorum is present.

Solicitation of Proxies

    The expenses of the solicitations of proxies for the First Virtual Communications special meeting will be borne by First Virtual Communications. In addition to solicitation by mail, proxies may be solicited by directors, officers and employees of First Virtual Communications in person or by telephone, telegram or other means of communication. These persons will receive no additional compensation for solicitation of proxies, but may be reimbursed for reasonable out-of-pocket expenses in connection with the solicitation. Arrangements will also be made by First Virtual Communications with custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares held of record by such custodians, nominees and fiduciaries, and First Virtual Communications will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith. First Virtual Communications has no present plans to hire special employees or paid solicitors to assist in obtaining proxies, but reserves the option of doing so if it should appear that a quorum otherwise might not be obtained.

    THE MATTERS TO BE CONSIDERED AT THE FIRST VIRTUAL COMMUNICATIONS SPECIAL MEETING ARE OF GREAT IMPORTANCE TO THE FIRST VIRTUAL COMMUNICATIONS STOCKHOLDERS. ACCORDINGLY, FIRST VIRTUAL COMMUNICATIONS STOCKHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS PROSPECTUS/JOINT PROXY STATEMENT, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE PRE-PAID ENVELOPE.

THE CUSEEME SPECIAL MEETING

    At the CUseeMe special meeting, the CUseeMe stockholders will consider and vote upon the approval of the merger agreement and the merger.

    The CUseeMe board has unanimously approved the merger agreement and the merger and unanimously recommends that CUseeMe stockholders vote for the approval and adoption of the merger agreement and the merger.

Record Date

    The CUseeMe board has fixed the close of business on May 14, 2001 as the CUseeMe record date for determining holders entitled to notice of and to vote at the CUseeMe special meeting.

Quorum

    The presence in person or by properly executed proxies of holders of a majority of the issued and outstanding shares of CUseeMe common stock is necessary to constitute a quorum at the CUseeMe special meeting. Abstentions and broker non-votes will be included in determining whether a quorum is present.

Required Votes

    Approval of the merger agreement and the merger requires the affirmative vote of a majority of the outstanding shares of CUseeMe common stock. Accordingly, abstentions and broker non-votes are equivalent to negative votes for purposes of approving the merger proposal.

Voting Rights; Proxies

    As of the CUseeMe record date, there were 12,383,880 shares of CUseeMe common stock issued and outstanding, each of which entitles its holder to one vote. All shares of CUseeMe common stock represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated in the proxies.

    If no instructions are indicated, the shares of CUseeMe common stock will be voted in favor of the approval of the merger agreement and the merger.

    CUseeMe does not know of any matters other than as described in the accompanying notice of the CUseeMe special meeting that are to come before the CUseeMe special meeting. If any other matter or matters are properly presented for action at the CUseeMe special meeting, the persons named in the enclosed form of proxy and acting thereunder will have the discretion to vote on the matters in accordance with their best judgment, unless authorization is withheld. A CUseeMe stockholder giving a proxy under this proxy solicitation may revoke it at any time before it is exercised by giving a subsequent proxy, delivering to the secretary of CUseeMe at the address of CUseeMe provided elsewhere in this prospectus/joint proxy statement a written notice of revocation prior to the voting of the proxy at the CUseeMe special meeting, or attending the CUseeMe special meeting and voting his or her shares in person. However, attending the CUseeMe special meeting will not in and of itself have the effect of revoking the proxy. David Bundy, Killko Caballero, Joseph Esposito, Jonathan Morgan, Robert Scott, and Adam Stettner, who together beneficially held approximately 6.3% of the outstanding shares of CUseeMe common stock as of the date of the merger agreement, have agreed to vote in favor of the approval of the merger agreement and the merger.

    Votes cast by proxy or in person at the CUseeMe special meeting will be tabulated by the inspector of election appointed for the meeting and such inspector will determine whether or not a quorum is present.

Solicitation of Proxies

    The expenses of the solicitation of proxies for use at the CUseeMe special meeting will be borne by CUseeMe. In addition to solicitation by mail, proxies may be solicited by directors, officers or other employees of CUseeMe or, at the request of CUseeMe, Georgeson Shareholder Communications Incorporated, in person or by telephone, telegram or other means of communication. These persons will receive no additional compensation for solicitation of proxies, but may be reimbursed for reasonable out-of-pocket expenses in connection with the solicitation, except for Georgeson Shareholder Communications Incorporated, who will be paid a customary fee, plus reasonable out-of-pocket expenses, in connection with the solicitation. Arrangements will also be made by CUseeMe with custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares held of record by such custodians, nominees and fiduciaries, and CUseeMe will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith.

    THE MATTERS TO BE CONSIDERED AT THE CUSEEME SPECIAL MEETING ARE OF GREAT IMPORTANCE TO CUSEEME STOCKHOLDERS. ACCORDINGLY, CUSEEME STOCKHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS PROSPECTUS/JOINT PROXY STATEMENT, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE PRE-PAID ENVELOPE.

THE MERGER

    The following discussions of the merger and the merger agreement do not purport to be complete and are qualified in their entirety by reference to the merger agreement, which is attached as Appendix A to this prospectus/joint proxy statement. All stockholders are urged to read the merger agreement in its entirety.

General

    The merger agreement provides for the merger of FVC Acquisition Corp. with and into CUseeMe. As a result of the merger, FVC Acquisition Corp. will cease to exist, CUseeMe will become a wholly-owned subsidiary of First Virtual Communications, and the former stockholders of CUseeMe will become stockholders of First Virtual Communications. The merger agreement provides that the merger will be consummated if the required approvals of the CUseeMe stockholders and the First Virtual Communications stockholders are obtained and all other conditions to the merger are satisfied or waived.

Effective Time

    The merger will become effective upon the filing and acceptance of a certificate of merger with the Secretary of State of the State of Delaware. The filing of the certificate of merger will occur as soon as practicable after the later to occur of the approval of the merger by the CUseeMe stockholders and the First Virtual Communications stockholders, subject to the satisfaction or waiver of the other conditions in the merger agreement.

Conversion Of Shares; Procedures For Exchange Of CUseeMe Certificates

    The conversion of CUseeMe common stock into the right to receive First Virtual Communications common stock will occur automatically upon effectiveness of the merger. As soon as practicable after the closing of the merger, First Virtual Communications or its designee will mail to the former holders of CUseeMe capital stock a letter of transmittal in customary form, together with instructions for effecting the surrender of CUseeMe stock certificates in exchange for certificates representing First Virtual Communications common stock. Upon surrender of a CUseeMe stock certificate to First Virtual Communications or its designee and a duly executed letter of transmittal, the holder of the CUseeMe stock certificate will be entitled to receive in exchange for the certificate a certificate representing the number of whole shares of First Virtual Communications common stock that the holder has the right to receive and cash in lieu of any fractional share of First Virtual Communications common stock. CUSEEME STOCKHOLDERS SHOULD NOT RETURN THEIR STOCK CERTIFICATE WITH THE ENCLOSED PROXY.

Background of the Merger

    From 1998 until the end of 1999, Ralph Ungermann, chairman of the board of directors, president and chief executive officer of First Virtual Communications, and Killko Caballero, chairman of the board, president and chief executive officer of CUseeMe, had general discussions regarding their companies' respective products, potential product collaborations and a potential vendor relationship. In December 1999, the companies entered into an agreement under which CUseeMe agreed to manufacture its multipoint control unit product for First Virtual Communications, and First Virtual Communications agreed to manufacture its gateway products, V-Gate 4000 and 5000, for CUseeMe.

    On February 1, 2000, CUseeMe engaged Chase Securities Inc. to explore strategic alternatives for the company, including the potential sale or merger of CUseeMe. JPMorgan H&Q, a division of Chase Securities Inc., contacted a number of parties to discuss their potential interest in a combination with CUseeMe. CUseeMe entered into non-disclosure agreements and held preliminary discussions with a number of these parties, including First Virtual Communications.

    Commencing in October 2000, First Virtual Communications' executive management held numerous discussions regarding strategic transactions that would enable First Virtual Communications to expand its product offerings and increase revenues and presence in the rich media communications market. During these discussions, First Virtual Communications' executive management reviewed presentations and analyses regarding products and technology of other companies that would complement and enhance those of First Virtual Communications. As a result of these discussions, First Virtual Communications' executive management decided to explore entering into discussions with companies that presented the best potential for synergy with First Virtual Communications.

    On October 17, 2000, and November 1, 2000, Mr. Ungermann and Mr. Caballero had conversations regarding shifting from their current vendor-customer relationship to a potential strategic relationship between the two companies. They agreed that further discussions and information exchange between representatives of First Virtual Communications and CUseeMe should ensue.

    On October 20 and 23, 2000, at telephonic meetings of the CUseeMe board of directors, the board discussed strategic transactions to enhance stockholder value in CUseeMe, including a relationship with First Virtual Communications. Mr. Caballero was authorized to proceed with discussions with First Virtual Communications and to report back to the board of directors.

    In the first half of November 2000, a representative of Greenbridge Partners LLC, financial advisors to First Virtual Communications, had several conversations with Mr. Caballero to further discuss a potential strategic transaction between First Virtual Communications and CUseeMe.

    On November 15, 2000, at a meeting of the First Virtual Communications board of directors, the board of directors generally discussed merger and acquisition activity in the video product and services space and potential synergies for First Virtual Communications.

    On November 17, 2000, First Virtual Communications and CUseeMe entered into an agreement whereby each party agreed it would not disclose or misuse confidential information provided by the other party during discussions regarding a potential strategic relationship.

    On November 30, 2000, at a telephonic meeting of the CUseeMe board of directors, Mr. Caballero provided the board of directors with a report on the discussions with First Virtual Communications. The board of directors discussed the status of preliminary conversations with other parties regarding strategic investments, acquisitions or the sale of CUseeMe. Mr. Caballero reported to the board of directors on the status of the retention agreements to encourage senior management to remain with CUseeMe.

    On December 5, 2000, representatives of JPMorgan H&Q met with representatives of Greenbridge to discuss valuation and other terms in connection with a potential strategic transaction between First Virtual Communications and CUseeMe.

    On December 11, 2000, First Virtual Communications signed an engagement agreement with Greenbridge for Greenbridge to assist First Virtual Communications in exploring the potential acquisition of CUseeMe.

    On December 11 and 12, 2000, Mr. Caballero and other key management employees of CUseeMe had face-to-face discussions with key management employees of First Virtual Communications, including Mr. Ungermann, who attended by video teleconference. At this meeting, each of the companies exchanged certain information about their respective technologies, business operations, financial condition and other related matters.

    During December 2000 and January 2001, First Virtual Communications held discussions with another company with products in the rich media communications space.

    On January 2, 2001, Mr. Ungermann contacted a representative of Greenbridge to discuss the general terms of a proposed strategic transaction with CUseeMe.

    On January 3, 2001, Mr. Ungermann, Mr. Caballero and representatives from Greenbridge and JPMorgan H&Q had a videoconference call to discuss the general terms of a proposed transaction, including valuation and other economic issues.

    On January 10, 2001, at a regularly scheduled meeting of the First Virtual Communications board of directors, executive management provided a status update regarding the companies being considered for potential strategic relationships, including with CUseeMe.

    On January 25, 2001, First Virtual Communications entered into a revised engagement agreement with Greenbridge to expand Greenbridge's services to cover potential additional strategic transactions and financings.

    On January 30, 2001, at a telephonic meeting, the CUseeMe board of directors discussed the preliminary terms of a transaction with First Virtual Communications, including the synergies and benefits of a combined company and the potential resources available to such a combined company.

    On January 31, 2001, Mr. Ungermann and Mr. Caballero continued discussions regarding a potential strategic relationship between the two companies and the benefits and challenges of combining the two companies.

    On February 5, 2001, Mr. Ungermann and a representative of Greenbridge met with Mr. Caballero, CUseeMe executives and managers and a representative of JPMorgan H&Q. Executives and managers of CUseeMe gave product demonstrations and the parties discussed the strategic direction and product development schedules of each of First Virtual Communications and CUseeMe.

    On February 13, 2001, executives, managers and financial advisors of each company met to discuss the general terms of the proposed transaction, the general philosophies of each company and business integration issues, including operational and employee issues implicated by the transaction.

    On February 14, 2001, executives of CUseeMe met with executives of First Virtual Communications to demonstrate the technology from both companies and discuss potential technology plans for a combined company.

    On February 14, 2001, executives of First Virtual Communications met with a representative of Greenbridge to discuss valuation and other key terms in connection with the proposed strategic transaction with CUseeMe and outlined a proposal for the transaction.

    On February 16, 2001, a representative of Greenbridge delivered a proposal for the strategic transaction to a representative of JPMorgan H&Q.

    On February 20, 2001, at a telephonic meeting of the First Virtual Communications board of directors, Mr. Ungermann updated the board as to the status of strategic transaction alternatives being considered by First Virtual Communications and outlined the proposal relating to the strategic transaction with CUseeMe. After extensive discussion, the board of directors directed management to proceed with negotiations with CUseeMe.

    On February 20, 2001, at a telephonic meeting of the CUseeMe board of directors, Mr. Caballero updated the board of directors on the possible strategic relationship with First Virtual Communications. The board of directors discussed other strategic options. The board of directors directed Mr. Caballero to proceed with the negotiations with First Virtual Communications.

    On February 20, 2001, Mr. Ungermann contacted Mr. Caballero to discuss the terms of the proposal previously presented to CUseeMe's financial advisor.

    On February 23, 2001, at a telephonic meeting, the CUseeMe board of directors authorized management to enter into a standstill agreement with First Virtual Communications and directed Mr. Caballero to proceed with the negotiation of the terms and conditions of a merger.

    On February 23, 2001, the parties agreed that for a period of 14 days each party would negotiate exclusively with the other. The parties further agreed that for a period of 12 months each party would not purchase securities or assets of the other party, or seek to control or influence the management, board of directors or policies of the other party.

    From February 27, 2001, through March 1, 2001, Mr. Caballero met with Mr. Ungermann and executives and managers of First Virtual Communications to discuss product development and synergies and organizational issues in connection with the proposed strategic combination.

    On February 28, 2001, through March 2, 2001, Mr. Caballero had meetings with all of the individual members of First Virtual Communications board of directors, in order to discuss the merger.

    From March 2, 2001 through March 22, 2001, representatives of each of First Virtual Communications and CUseeMe, including First Virtual Communications' legal advisor, Cooley Godward LLP, and financial advisor, and CUseeMe's legal advisor, Hale and Dorr LLP, and financial advisor, conducted numerous telephone conferences to negotiate the terms and conditions of the merger agreement and related documents, including voting agreements, and various other legal, financial and regulatory matters related to the merger. Private legal counsel for Messrs. Caballero, Bundy and Krampf negotitated the terms and conditions for the employment agreements. During this period, First Virtual Communications' and CUseeMe's management and legal and financial advisors conducted extensive due diligence investigations of the other party.

    On March 5, 2001, during a telephonic meeting of the CUseeMe board of directors, Mr. Caballero and representatives of JPMorgan H&Q updated the board as to the status of discussions with First Virtual Communications and presented a summary of the some of the potential terms of a possible transaction.

    From March 5, 2001, through March 7, 2001, Robert Scott, CUseeMe's chief operating officer, met with executives of First Virtual Communications to discuss business integration issues relating to the merger.

    On March 13, 2001, the parties amended the exclusivity agreement to extend the exclusivity period until March 23, 2001.

    From March 14, 2001, through March 16, 2001, Randy Acres, First Virtual Communications' vice president, finance and chief financial officer, and a representative of Greenbridge met with Mr. Caballero and other executives of CUseeMe and a representative of JPMorgan H&Q to continue financial due diligence discussions and to discuss business integration matters.

    On March 14, 2001, at a meeting of the First Virtual Communications board of directors, Mr. Ungermann updated the board of directors as to the status of discussions with CUseeMe and presented a summary of the key terms of the proposed strategic combination of the two companies. After a discussion of the proposed material terms of the transaction, the economic and operational issues that would have to be addressed in any transaction between CUseeMe and First Virtual Communications, retention of CUseeMe employees and technology integration, the board of directors directed management to proceed with negotiations with CUseeMe.

    On March 16, 2001, during a telephonic meeting of the CUseeMe board of directors, Mr. Caballero, representatives of Hale and Dorr LLP and representatives of JPMorgan H&Q updated the board as to the status of discussions with First Virtual Communications and presented a summary of the key terms of the proposed strategic combination of the two companies. After a discussion of the proposed material terms of the transaction, the economic and operational issues that would have to be addressed in any transaction between CUseeMe and First Virtual Communications, the management structure of the combined company, retention of CUseeMe employees and technology integration, the board of directors directed management to proceed with negotiations with First Virtual Communications.

    On March 21, 2001, the First Virtual Communications board of directors held a telephonic meeting, together with First Virtual Communications' management and financial and legal advisors, to review the principal terms of the proposed merger, including the status and timing of the transaction. Management of First Virtual Communications made a detailed presentation on the product and technology synergies that were presented by combining the two companies. At the meeting, Greenbridge reviewed with the board of directors its financial analysis of the exchange ratio and delivered to the First Virtual Communications board of directors a written opinion dated March 21, 2001, to the effect that, as of the date of the opinion and based on and subject to the matters described in the opinion, the exchange ratio was fair, from a financial viewpoint, to the holders of First Virtual Communications common stock. After full discussion, the First Virtual Communications board of directors unanimously concluded that the merger was in the best interests of First Virtual Communications and the First Virtual Communications stockholders and approved the merger and the merger agreement in the form presented to the board.

    On March 21, 2001, the CUseeMe board of directors held a telephonic meeting, together with CUseeMe's management and legal and financial advisors, to review the principal terms of the proposed merger, including the status and timing of the transaction. Management of CUseeMe discussed the product and technology synergies that were presented by combining the two companies. At the meeting, JPMorgan H&Q reviewed with the board of directors its financial analysis of the exchange ratio and delivered to the CUseeMe board of directors an oral opinion to the effect that, as of the date of the meeting and based on and subject to the matters described in the opinion, the exchange ratio was fair, from a financial point of view, to the holders of CUseeMe common stock. After full discussion, the CUseeMe board of directors unanimously concluded that the merger was in the best interests of CUseeMe and the CUseeMe stockholders and approved the merger and the merger agreement in the form presented to the board.

    On March 22, 2001, First Virtual Communications and CUseeMe executed the merger agreement and related agreements and issued a joint press release announcing the merger.

    On March 26, 2001, after reviewing the executed merger agreement, CUseeMe's financial advisor confirmed its oral opinion of March 21, 2001, by presenting to CUseeMe a written opinion dated March 26, 2001.

First Virtual Communications' Reasons for the Merger; Recommendation of the First Virtual Communications Board of Directors

    In the course of reaching its decision to approve the merger, the First Virtual Communications board of directors consulted with its management, as well as its legal counsel, accountants and financial advisors, and gave significant consideration to a number of factors bearing on its decision. The post-merger ownership between First Virtual Communications stockholders and CUseeMe stockholders was determined in arm's-length negotiations. During the course of its deliberations concerning the merger, including the ownership allocation, First Virtual Communications' board of directors reviewed a number of factors associated with CUseeMe's business and the opportunities presented by combining the two companies, including:

  •
  the combined company's ability to provide a complete end-to-end software rich media communications solution with flexible web-based user interface and seamless delivery of services over any network technology as a result of operational efficiencies and the combination of each company's complementary products and technologies;

  •
  the highly competitive nature of the market for rich media and broadband services, making it more difficult for First Virtual Communications to succeed as an independent company;

  •
  information concerning the business, financial condition, operations, competitive position and prospects of First Virtual Communications and CUseeMe, both individually and on a combined basis;

  •
  CUseeMe's core competence and expertise in IP-and software-based video collaboration technology and its focus on applications for enterprises and consumers;

  •
  the potential for the combined company to deliver a broader and more integrated total solution product offering;

  •
  the combined company's access to a broader client base and global distribution channels;

  •
  the maturity and consumer market acceptance of CUseeMe's products;

  •
  CUseeMe's sizeable and strong technical employee base, adding engineers to First Virtual Communications' engineer base; and

  •
  the possibility, as an alternative to the merger, of seeking to acquire another company.

    The First Virtual Communications board of directors also considered a number of risks and potentially negative factors in its deliberations concerning the merger, including the risk factors described elsewhere in this prospectus/joint proxy statement, and in particular:

  •
  the risk that the potential benefits of the merger may not be realized, including that the combined company might not achieve the expected operating synergies;

  •
  the challenge of integrating the businesses and operations of the two companies and the management effort and costs required to complete the integration following the merger;

  •
  the risk of management and employee disruption associated with the merger, including the risk that despite efforts of the combined company, key technical and management personnel may decide not to continue employment with the combined company;

  •
  the adverse effects of one-time charges expected to be incurred in connection with the costs of the merger and the subsequent integration of the companies, including write-offs for in-process research and development expenses of CUseeMe;

  •
  the risk that sales of substantial amounts of First Virtual Communications common stock in the public market after the proposed merger could materially adversely affect the market price of First Virtual Communications common stock;

  •
  the potential adverse effects on the combined company's results of operations of amortizing the goodwill and other intangible assets that would be recorded in connection with the merger; and

  •
  the risk that revenue might decline if any significant customers reduce or terminate their purchase of First Virtual Communications' products because of uncertainties concerning the merger.

    In analyzing the proposed merger, none of the factors listed above was viewed by the First Virtual Communications board of directors as determinative, and the First Virtual Communications board of directors did not find it practical or feasible to quantify or otherwise attempt to assign any relative or specific values to any of the foregoing factors. Rather, the First Virtual Communications board of directors made its determination based upon the total mix of information available to it. Moreover, the individual members of the board may have accorded different values to different factors.

    After carefully considering the potentially negative factors described above, among others, the First Virtual Communications board of directors concluded that the potential benefits of the merger outweighed the negative factors and determined that the merger is fair to and in the best interest of First Virtual Communications and its stockholders.

CUseeMe Reasons for the Merger; Recommendation of the CUseeMe Board of Directors

    In the course of reaching its decision to approve the merger, the CUseeMe board of directors consulted with its management, as well as its legal counsel, accountants and financial advisors, and gave significant consideration to a number of factors bearing on its decision. The post-merger ownership between First Virtual Communications stockholders and CUseeMe stockholders was determined in arm's-length negotiations. During the course of its deliberations concerning the merger, including the ownership allocation, CUseeMe's board of directors reviewed a number of factors associated with First Virtual Communications' business and the opportunities presented by combining the two companies, including:

  •
  the highly competitive nature of the market for multimedia group communications products and services, making it more difficult for CUseeMe to succeed as a relatively small independent company;
  •
  the importance of growing and gaining critical mass in order to compete more effectively against larger companies with substantially greater resources and broader, more integrated product offerings;
  •
  operational efficiencies and compatibility of CUseeMe and First Virtual Communications, based on their complementary technologies, business philosophies and strategies;
  •
  the potential for the combined company to deliver a broader and more integrated total solution product offering;
  •
  the potential for the combined company to attract additional strategic relationships;
  •
  the ability of CUseeMe to enjoy the benefits of First Virtual Communications' extensive distribution network and sales expertise;
  •
  the opportunity for CUseeMe stockholders to participate in the potential for growth of the combined company after the merger; and
  •
  the treatment of the merger as a reorganization for tax purposes.

    The CUseeMe board of directors also considered a number of risks and potentially negative factors in its deliberations concerning the merger, including the risk factors described elsewhere in this prospectus/joint proxy statement, and in particular:

  •
  the risk that the potential benefits of the merger may not be realized, including that the combined company might not achieve the expected operating synergies;
  •
  the challenge of integrating the businesses and operations of the two companies and the management effort and costs required to complete the integration following the merger;
  •
  the risk that because the exchange ratio is subject to adjustment, the value of the merger consideration will fluctuate;
  •
  the risk of management and employee disruption associated with the merger, including the risk that key technical and management personnel may decide not to continue employment with the combined company; and
  •
  the risk that revenue might decline if any significant customers reduce or terminate their purchase of CUseeMe's products because of uncertainties concerning the merger.

    In analyzing the proposed merger, none of the factors listed above was viewed by the CUseeMe board of directors as determinative, and the board did not find it practical or feasible to quantify or otherwise attempt to assign any relative or specific values to any of the foregoing factors. Rather, the CUseeMe board of directors made its determination based upon the total mix of information available to it. Moreover, the individual members of the board may have accorded different values to different factors.

    After carefully considering the potentially negative factors described above, among others, the CUseeMe board of directors concluded that the potential benefits of the merger outweighed the negative factors and determined that the merger is fair to and in the best interest of CUseeMe and its stockholders.

Opinion of Financial Advisor to First Virtual Communications

    First Virtual Communications engaged Greenbridge to act as its financial advisor in connection with the merger and to render an opinion as to the fairness of the exchange ratio, from a financial point of view, to First Virtual Communications and its stockholders. On March 21, 2001, Greenbridge delivered its oral opinion to the First Virtual Communications board of directors, subsequently confirmed in writing, that, as of the date of the opinion and based upon and subject to the assumptions, limitations and qualifications described in the opinion, the exchange ratio under the merger agreement was fair, from a financial point of view, to First Virtual Communications and its stockholders.

    The full text of the Greenbridge opinion dated March 21, 2001, is attached as Appendix C. The summary of the Greenbridge opinion set forth in this prospectus/joint proxy statement is qualified in its entirety by reference to the full text of the Greenbridge opinion. First Virtual Communications stockholders are urged to read the Greenbridge opinion carefully and in its entirety for the procedures followed, assumptions made, other matters considered and the limits of the review by Greenbridge in connection with its opinion.

    The Greenbridge opinion speaks only as of its date, and Greenbridge is under no obligation to confirm its opinion as of any later date. Greenbridge expressly disclaims any obligation to advise any person of any change in any matter effecting the opinion which may come or be brought to Greenbridge's attention after the date of the opinion.

    In reading the following discussion of the Greenbridge fairness opinion, you should be aware that the opinion:

  •
  did not constitute a recommendation to First Virtual Communications' board of directors in connection with its consideration of the merger;
  •
  did not address the merits of the underlying decision by First Virtual Communications to engage in the merger, the merits of the merger over any alternative business transaction or strategies that might exist for First Virtual Communications or the effect of any other transaction in which First Virtual Communications might engage;
  •
  did not address the price or range of prices at which shares of First Virtual Communications common stock may trade subsequent to the announcement or consummation of the merger; and
  •
  did not constitute a recommendation to any holder of First Virtual Communications common stock as to how such stockholder should vote on the merger or any related matter.

    In arriving at its opinion, Greenbridge, among other things:

  •
  reviewed certain publicly available business and financial information relating to CUseeMe and First Virtual Communications that Greenbridge deemed to be relevant, including (a) the annual reports on forms 10-K and 10-KSB and related audited financial statements for the two years ended December 31, 1999 and (b) quarterly reports on form 10-Q and related unaudited financial statements for the first three quarterly periods during fiscal 2000;
  •
  reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of First Virtual Communications and CUseeMe, as well as the amount of the cost savings and related expenses and synergies expected to result from the merger furnished to Greenbridge by First Virtual Communications and CUseeMe;
  •
  conducted discussions with members of senior management and representatives of CUseeMe and First Virtual Communications concerning the matters described in the preceding two points, as well as their respective businesses and prospects before and after giving effect to the merger;

  •
  participated in certain discussions and negotiations among representatives of CUseeMe and First Virtual Communications and their respective financial and legal advisers;
  •
  reviewed the market prices and valuation multiples for CUseeMe shares of common stock and First Virtual Communications shares of common stock and compared them with those of certain publicly traded companies that Greenbridge deemed to be relevant;
  •
  reviewed the results of operations of CUseeMe and First Virtual Communications and compared them with those of certain publicly traded companies that Greenbridge deemed to be relevant;
  •
  compared the proposed financial terms of the merger with the financial terms of certain other transactions that Greenbridge deemed to be relevant;
  •
  reviewed the potential pro forma impact of the merger on First Virtual Communications;
  •
  reviewed a draft dated March 20, 2001 of the merger agreement; and
  •
  reviewed such other financial studies and analyses and took into account such other matters as Greenbridge deemed necessary, including Greenbridge's assessment of general economic, market and monetary conditions, as well as Greenbridge's experience in connection with similar transactions and securities valuation generally.

    In preparing its opinion, Greenbridge assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to Greenbridge, discussed with or reviewed by or for Greenbridge, or publicly available, and Greenbridge did not assume any responsibility for independently verifying such information and did not undertake an independent evaluation or appraisal of any of CUseeMe's or First Virtual Communications' assets or liabilities, contingent or otherwise, nor was Greenbridge furnished with any such evaluation or appraisal. In addition, Greenbridge did not assume any obligation to conduct any physical inspection of CUseeMe's or First Virtual Communications' properties or facilities. With respect to the financial forecast information and the expected synergies furnished to or discussed with Greenbridge by CUseeMe and First Virtual Communications, Greenbridge assumed that it had been reasonably prepared and reflected the best available estimates and judgment of CUseeMe's and First Virtual Communications' management as to the expected future financial performance of CUseeMe or First Virtual Communications, as the case may be, and the expected synergies.

    Greenbridge has conducted no independent investigation of any legal matters and accounting advice given to First Virtual Communications or CUseeMe and their respective boards of directors, including, without limitation, advice as to the accounting and tax consequences of the merger. Greenbridge has assumed, with First Virtual Communications' consent, that the merger will be treated as a tax-free reorganization for federal income tax purposes. Greenbridge has relied on the representations and warranties as set forth in the merger agreement.

    Greenbridge's fairness opinion is necessarily based on market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Greenbridge as of, the date of the opinion. Existing conditions are subject to rapid and unpredictable change. Greenbridge assumed that in the course of obtaining the necessary regulatory or other consents or approvals, contractual or otherwise, for the transaction, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the merger.

    In preparing its opinion to First Virtual Communications' board of directors, Greenbridge performed financial and comparative analyses, including those described below. The summary of analyses set forth in this prospectus/joint proxy statement does not purport to be a complete description of the analyses underlying Greenbridge's fairness opinion or the presentation made by Greenbridge to First Virtual Communications' board of directors. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstance, and therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. No company, business or transaction used in the analyses as a comparison is identical to CUseeMe or First Virtual Communications, nor is an evaluation of the results of the analyses entirely mathematical; rather it involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed.

    In arriving at its opinion, Greenbridge did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Greenbridge believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion.

    In performing its analyses, numerous assumptions were made with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Greenbridge, CUseeMe or First Virtual Communications. The estimates contained in the analyses performed by Greenbridge and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which these businesses or securities might actually be sold. Accordingly, the analyses and estimates are inherently subject to substantial uncertainty. In addition, as described above, Greenbridge's fairness opinion was among several factors taken into consideration by First Virtual Communications' board of directors in making its determination to approve the merger. Consequently, the Greenbridge analyses described below should not be viewed as determinative of the decision of First Virtual Communications' board of directors or First Virtual Communications' management with respect to the fairness of the merger.

    The following is a summary of the material financial and comparative analyses performed by Greenbridge in arriving at its opinion and presented to First Virtual Communications' board of directors. The Greenbridge opinion is based upon Greenbridge's consideration of the collective results of all such analyses, together with the other factors referred to in its opinion letter.

    Comparable Publicly Traded Companies Analysis.  Greenbridge analyzed selected historical and projected operating information and stock market data for certain publicly traded videoconferencing companies that Greenbridge deemed to be comparable to CUseeMe. These comparable videoconferencing companies included Avistar Communications Corporation, Ezenia! Inc., PictureTel Corporation, Polycom, Inc., RADVision, Ltd., Vialog Corporation, VTEL Corporation, and Wire One Technologies, Inc. Greenbridge compared the aggregate value of each of the comparable videoconferencing companies as of March 19, 2001 to certain selected financial data for each of these companies. Greenbridge defined aggregate value as fully diluted equity value plus total debt, preferred stock and minority interest, less cash and cash equivalents. In examining these comparable videoconferencing companies. Greenbridge analyzed the aggregate value of the companies as a multiple of each company's respective calendar year 2000 revenue, projected 2001 revenue, calendar year 2000 gross profit and projected 2001 gross profit. Calendar year 2000 revenue and gross profit and projected 2001 revenue and gross profit for CUseeMe was provided by the management of CUseeMe. The financial information for the comparable videoconferencing companies was based on publicly available information for calendar year 2000 and Wall Street research projections for 2001. In each case, Greenbridge compared the multiples of the comparable videoconferencing companies to the implied purchase multiple for CUseeMe based on the exchange ratio of 1.254 and FVC's share price as of March 19, 2001. Greenbridge's analysis of the comparable videoconferencing companies yielded the following information:

  •
  aggregate value as a multiple of calendar year 2000 revenues ranged from 0.2x to 5.0x for the comparable videoconferencing companies with an average of 1.7x and a median of 1.1x, compared to a value of 0.4x for CUseeMe;
  •
  aggregate value as a multiple of projected 2001 revenues ranged from 0.1x to 3.1x for the comparable videoconferencing companies with an average of 1.0x and a median of 0.6x, compared to a value of 0.3x for CUseeMe;
  •
  aggregate value as a multiple of calendar year 2000 gross profit ranged from 0.3x to 9.1x for the comparable videoconferencing companies with an average of 3.5x and a median of 3.3x, compared to a value of 0.6x for CUseeMe; and
  •
  aggregate value as a multiple of projected 2001 gross profit ranged from 1.0x to 5.7x for the comparable videoconferencing companies with an average of 2.7x and a median of 2.0x, compared to a value of 0.4x for CUseeMe.

    As Greenbridge informed the First Virtual Communications board, none of the selected companies is directly comparable to CUseeMe because of the inherent differences in product pipelines, product portfolios and financial and operating characteristics between CUseeMe and the selected companies. These differences could affect the value of CUseeMe as compared to the selected companies.

    Contribution Analysis.  Greenbridge compared First Virtual Communications' contribution to the combined company resulting from the merger with the pro forma ownership of First Virtual Communications stockholders in the combined company following the merger. Greenbridge reviewed specific financial and market information, including, among other things, revenues, gross profit, shareholders equity, and market value of equity utilizing First Virtual Communications' results for the last twelve month period ended December 31, 2000 and First Virtual Communications' financial projections for the fiscal years ending December 31, 2001 and 2002 provided by First Virtual Communications' senior management, and CUseeMe's results for the last twelve month period ended December 31, 2000 and CUseeMe's financial projections for the fiscal years ending December 31, 2001 and 2002 provided by CUseeMe's senior management, outstanding common share information as reported in each company's Form 10-Q for the quarterly period ending September 30, 2000, and reported closing share prices of First Virtual Communications and CUseeMe as of March 16 2001. The analysis showed that compared to the approximate 57.5% pro forma ownership of the combined company, including the Series A preferred stock, First Virtual Communications would contribute approximately:

  •
  53.0% of market value of equity (excluding Series A preferred Stock);
  •
  76.8% of last twelve month revenues;
  •
  75.9% of 2001 projected revenues;
  •
  70.3% of 2002 projected revenues;
  •
  67.7% of last twelve month gross profit;
  •
  64.8% of 2001 projected gross profit;
  •
  57.3% of 2002 projected gross profit; and
  •
  66.1% of stockholders' equity.

    Premium Analysis.  This analysis compared the recent and historical reported share prices of the common stock of CUseeMe with the per share premium implied by the exchange ratio in the merger. This stock performance review indicated that for the 52-week period ended March 16, 2001, the reported intraday low and high trading prices were $0.69 and $42.88. Based on the calculation of the exchange ratio as of March 19, 2001 and the reported closing price of the common stock of First Virtual Communications of $1.13, the 1.254 shares of common stock of First Virtual Communications to be issued for each share of CUseeMe common stock implied a per share premium of 12.1% over CUseeMe's ten trading-day average closing share price and a 14.7% discount to CUseeMe's 30 trading day average closing share price. Additionally, Greenbridge noted that the exchange ratio calculated as of March 19, 2001 implied a 104% per share premium to the above-mentioned 52-week reported intraday low of the common stock of CUseeMe of $0.69, and a 97% discount to the above-mentioned 52-week intraday day high of the common stock of CUseeMe of $42.88.

    Historical Exchange Ratio Analysis.  Greenbridge reviewed reported historical trading prices for shares of First Virtual Communications and CUseeMe common stock to calculate exchange ratios based on the trading price relationship between First Virtual Communications common stock and CUseeMe common stock. In examining the average reported closing prices of the common stock of First Virtual Communications and CUseeMe for the periods consisting of ten trading days, 20 trading days, 30 trading days, 50 trading days, three months, six months, nine months and one year ending March 19, 2001, and based on the exchange ratio as calculated on March 19, 2001, this calculated exchange ratio review indicated that on such dates the low CUseeMe/First Virtual Communications exchange ratio was 0.964 and the high CUseeMe/First Virtual Communications exchange ratio was 1.525.

    Selected Merger and Acquisition Transaction Analysis.  This analysis utilized publicly available information concerning selected merger and acquisition transactions involving two publicly traded video conferencing companies and a group of five communications software companies. The purpose of this analysis was to establish that the proposed purchase multiple and premium being considered for CUseeMe was in the range of similar public merger and acquisition multiples and respective premiums. With respect to the following selected transactions, Greenbridge analyzed (1) the proposed purchase prices to be paid relative to the acquired companies' last twelve month revenue for the most recent period, (2) the proposed purchase prices to be paid relative to the acquired companies' last twelve month gross profit for the most recent period, (3) the implied per share price premiums to be paid relative to the acquired companies' reported closing common stock price one day, one week and one month prior to the announcement of the transactions:

  •
  Chordiant Software / Prime Response, Inc.;
  •
  Genesys S.A. / Astound Incorporated;
  •
  Polycom, Inc. / Accord Networks Ltd;
  •
  Telelogic AB / Continuus Software Corp.;
  •
  Genesys S.A. / Vialog Corporation;
  •
  WPP Group Plc / IntelliQuest Information Group;
  •
  Activision, Inc. / Expert Software Inc.; and
  •
  Polycom, Inc. / ViaVideo Communications Inc.

    Greenbridge compared the median premiums of the above-mentioned per share analyses to the implied per share premium to the common stock of CUseeMe calculated using the exchange ratio as of

March 19, 2001 and the CUseeMe closing share prices one day, one week and one month prior to the announcement, as follows:

	MEDIAN FOR SELECTED TRANSACTIONS	RANGE FOR SELECTED TRANSACTIONS	CUSEEME PROPOSED MULTIPLE
Last twelve month revenue	0.9x	0.2x — 7.5x	0.4x
Last twelve month gross profit	1.5x	0.3x — 10.9x	0.6x
PREMIUM OVER SHARE PRICE:
1 day before announcement	36.8%	17.3% — 119.6%	15.8%
1 week before announcement	68.4%	17.8% — 154.2%	12.9%
1 month before announcement	62.0%	(7.9%) — 97.7%	(29.5%)

    Greenbridge informed the First Virtual Communications board of directors that no company or transaction used in the above analysis is identical to CUseeMe, First Virtual Communications or the merger, respectively, given, among other things, the inherent differences in product pipelines, product portfolios and financial and operating characteristics between CUseeMe and the companies involved in the selected transactions. These differences could affect the value of CUseeMe as compared to the acquired companies in the selected transactions. Greenbridge did not attempt to prepare any further quantitative valuation analyses based on these selected transactions because Greenbridge believed that differences in the technologies of each company and market conditions at the time these transactions were announced would make these analyses meaningless.

    The actual operating or financial results achieved by the pro forma combined company may vary from projected results and such variations may be material as a result of, among other factors, market acceptance of planned future products, business and operational risks, and integration costs associated with the merger.

    The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Greenbridge's opinion. Several analytical methods were utilized and no single method should be regarded as critical to the overall conclusion by Greenbridge. Each analytical method has inherent strengths and weaknesses and the nature of the available information may further effect the value of particular methods. The conclusions reached by Greenbridge are based on all analyses and factors taken as a whole and also on application of Greenbridge's own experience and judgement. The conclusions may involve significant elements of subjective judgement and qualitative analysis. Greenbridge, therefore, gives no opinion as to the value or the merits standing alone of any one or more parts of the analyses it performed. The analyses were prepared solely for purposes of Greenbridge providing its opinion to the First Virtual Communications board of directors as to the fairness to First Virtual Communications and its stockholders, from a financial point of view, of the exchange ratio. The analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Greenbridge expressed no opinion as to what the value of First Virtual Communications common stock actually will be subsequent to the merger. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, actual future results may differ materially from those forecasted. As described above, Greenbridge's opinion to the First Virtual Communications board was one of many factors taken into consideration by the First Virtual Communications board of directors in making its determination to approve the merger agreement. This summary is not a complete description of the analysis performed by Greenbridge and is qualified in its entirety by reference to the written opinion of Greenbridge included as Appendix C.

    Greenbridge is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and valuations for corporate and other purposes. Pursuant to an engagement letter dated January 25, 2001, First Virtual Communications agreed to pay Greenbridge fees totalling up to $1,025,000 for services as a financial advisor to the First Virtual Communications board and for rendering a fairness opinion in connection with the closing of the merger. First Virtual Communications has also agreed to reimburse Greenbridge for its reasonable out-of-pocket expenses, including fees of its counsel, and to indemnify Greenbridge and specific related persons against specific potential liabilities arising out of Greenbridge's rendering of services under the engagement letter.

Opinion of Financial Advisor to CUseeMe

    Pursuant to an engagement letter dated February 1, 2000, CUseeMe retained Chase Securities Inc. as its financial advisor in connection with the proposed merger.

    At the meeting of the board of directors of CUseeMe on March 22, 2001, JPMorgan H&Q, a division of Chase Securities Inc., rendered its oral opinion to the board of directors of CUseeMe that, as of such date, the exchange ratio in the proposed merger was fair from a financial point of view to CUseeMe's common stockholders. JPMorgan H&Q confirmed its March 22, 2001, oral opinion by delivering its written opinion to the board of directors of CUseeMe, dated March 26, 2001, that, as of such date, the exchange ratio in the proposed merger was fair from a financial point of view to CUseeMe's common stockholders. No limitations were imposed by CUseeMe's board of directors upon JPMorgan H&Q with respect to the investigations made or procedures followed by it in rendering its opinions.

    The full text of the written opinion of JPMorgan H&Q, dated March 26, 2001, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Appendix D to this prospectus/joint proxy statement and is incorporated herein by reference. CUseeMe's stockholders are urged to read the opinion in its entirety. JPMorgan H&Q's written opinion is addressed to the board of directors of CUseeMe, is directed only to the exchange ratio in the proposed merger and does not constitute a recommendation to any stockholder of CUseeMe as to how a stockholder should vote at the CUseeMe special meeting. The summary of the opinion of JPMorgan H&Q set forth in this prospectus/joint proxy statement is qualified in its entirety by reference to the full text of such opinion.

    In arriving at its opinion, JPMorgan H&Q reviewed, among other things, the merger agreement; the audited financial statements of CUseeMe and First Virtual Communications for the fiscal year ended December 31, 1999 and the unaudited financial statements of CUseeMe and First Virtual Communications for the fiscal year ended December 31, 2000; current and historical market prices of the common stock of CUseeMe and First Virtual Communications; certain publicly available information concerning the business of CUseeMe and First Virtual Communications and of certain other companies engaged in businesses, and the reported market prices for certain other companies' securities deemed relevant; publicly available terms of certain transactions involving companies deemed relevant by JPMorgan H&Q and the consideration paid for such companies; certain internal financial analyses and forecasts prepared by CUseeMe and First Virtual Communications and their respective managements, including the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the merger; certain agreements with respect to outstanding indebtedness or obligations of CUseeMe and First Virtual Communications; and the terms of other business combinations that JPMorgan H&Q deemed relevant. JPMorgan H&Q also held discussions with certain members of the management of CUseeMe and First Virtual Communications with respect to certain aspects of the merger, and the past and current business operations of CUseeMe and First Virtual Communications, the financial condition and future prospects and operations of CUseeMe and First Virtual Communications, the effects of the merger on the financial condition and future prospects and operations of CUseeMe and First Virtual Communications, and certain other matters believed necessary or appropriate to JPMorgan H&Q's inquiry.

    JPMorgan H&Q relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or that was furnished to it by CUseeMe and First Virtual Communications or otherwise reviewed by JPMorgan H&Q, and JPMorgan H&Q has not assumed any responsibility or liability for that information. JPMorgan H&Q has not conducted any valuation or appraisal of any assets or liabilities, nor have any valuations or appraisals been provided to JPMorgan H&Q. In relying on financial analyses and forecasts provided to JPMorgan H&Q, including the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the merger, JPMorgan H&Q has assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of CUseeMe and First Virtual Communications to which the analyses or forecasts relate. JPMorgan H&Q has also assumed that the merger will have the tax consequences described in this prospectus/joint proxy statement, and in discussions with, and materials furnished to JPMorgan H&Q by, representatives of CUseeMe, and that the other transactions contemplated by the merger agreement will be consummated as described in the merger agreement and this prospectus/joint proxy statement. JPMorgan H&Q has relied as to all legal matters relevant to rendering its opinion upon the advice of counsel. JPMorgan H&Q has further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on CUseeMe or First Virtual Communications or on the contemplated benefits of the merger.

    The projections furnished to JPMorgan H&Q regarding CUseeMe and First Virtual Communications were prepared by the respective managements of these companies. Neither CUseeMe nor First Virtual Communications publicly discloses internal management projections of the type provided to JPMorgan H&Q in connection with its analysis of the merger, and the projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in the projections.

    JPMorgan H&Q's opinion is based on economic, market and other conditions as in effect on, and the information made available to JPMorgan H&Q as of, the date of its opinion. Subsequent developments may affect the written opinion dated March 26, 2001, and JPMorgan H&Q does not have any obligation to update, revise, or reaffirm its opinion. JPMorgan H&Q has expressed no opinion as to the price at which the common stock of CUseeMe or First Virtual Communications will trade at any future time.

    In accordance with customary investment banking practice, JPMorgan H&Q employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by JPMorgan H&Q in connection with providing its opinion.

    Public Trading Multiples.  Using publicly available information, JPMorgan H&Q compared selected financial data of CUseeMe and First Virtual Communications with similar data for selected publicly traded companies engaged in businesses which JPMorgan H&Q judged to be relevant. The companies selected by JPMorgan H&Q were:

  •
  Evoke Communications;
  •
  Ezenia! Inc.;
  •
  PictureTel Corp.;
  •
  Polycom Inc.; and
  •
  RADVision Ltd.

    The analysis indicated that the ratio of total enterprise value, meaning the market value of equity plus total debt, minority interest and preferred stock minus cash, to revenue for the twelve months ended December 31, 2000, ranged from approximately 0.4x to 4.6x, with a mean of approximately 2.3x and a median of approximately 2.2x.

    Based upon the range of multiples derived from the analysis conducted for the set of companies listed above, JPMorgan H&Q also calculated the following implied exchange ratios, rounded to the nearest hundredth, in each case compared to the proposed exchange ratio of 1.254x:

Comparison	Implied exchange ratio
Highest estimated per share valuation of CUseeMe common stock to lowest estimated per share valuation of First Virtual Communications common stock	1.43x
Lowest estimated per share valuation of CUseeMe common stock to highest estimated per share valuation of First Virtual Communications common stock	0.30x

    The analysis also indicated that the ratio of total enterprise value to projected revenue for calendar year 2001 ranged from approximately 0.3x to 2.5x, with a mean of approximately 1.7x and a median of approximately 1.3x.

    Based upon the range of multiples derived from the analysis conducted for the set of companies listed above, JPMorgan H&Q also calculated the following implied exchange ratios, rounded to the nearest hundredth, in each case compared to the proposed exchange ratio of 1.254x:

Comparison	Implied exchange ratio
Highest estimated per share valuation of CUseeMe common stock to lowest estimated per share valuation of First Virtual Communications common stock	1.27x
Lowest estimated per share valuation of CUseeMe common stock to highest estimated per share valuation of First Virtual Communications common stock	0.35x

    Selected Transaction Analysis.  Using publicly available information, JPMorgan H&Q examined 26 selected transactions in which targets were acquired at values which were both less than $100 million and between 40% and 60% of the combined market value of equity for the acquiror and the target.

    The analysis indicated that:

  •
  the offer value as a percentage premium to the closing prices of the target company's stock the day prior to the announcement of the transaction had a mean of approximately 15% and a median of approximately 9%;
  •
  the percentage premium to the closing prices of the target company's stock one week prior to announcement had a mean of approximately 14% and a median of approximately 12%; and
  •
  the percentage premium to the closing prices of the target company's stock four weeks prior to announcement had a mean of approximately 17% and a median of approximately 5%.

    Based upon the range of premiums derived from the analysis conducted for the set of transactions described above, JPMorgan H&Q also calculated the following implied exchange ratios, rounded to the nearest hundredth, in each case compared to the proposed exchange ratio of 1.254x:

Comparison	Implied exchange ratio
Highest estimated per share valuation of CUseeMe common stock to current market price per share of First Virtual Communications common stock	1.14x
Lowest estimated per share valuation of CUseeMe common stock to current market price per share of First Virtual Communications common stock	0.95x

    Trading Ratio Analysis.  JPMorgan H&Q reviewed the per share daily closing market price movements of CUseeMe common stock and First Virtual Communications common stock for the one-year period ending March 16, 2001, and calculated the historical exchange ratios during this period implied by dividing the daily closing prices per share of CUseeMe common stock by those of First Virtual Communications common stock and the average of those historical trading ratios for the one-week, one-month, three-month, and six-month periods ending March 16, 2001. The analysis resulted in the following average historical trading ratios for the periods indicated, rounded to the nearest hundredth, compared to the proposed exchange ratio of 1.254x:

Period	Mean trading ratio
Last 6 months	1.11x
Last 3 months	1.13x
Last 1 month	1.00x
Last 1 week	0.96x

    JPMorgan H&Q also calculated the historical exchange ratios for the 13-week period ending March 16, 2001, and the high and low of those historical trading ratios for the 13-week period ending March 16, 2001. The analysis resulted in the following high and low historical trading ratios for the periods indicated, rounded to the nearest hundredth, compared to the proposed exchange ratio of 1.254x:

Period	High	Low
Last 13 Weeks	1.65x	0.68x

    Contribution Analysis.  JPMorgan H&Q estimated the contribution of each of CUseeMe and First Virtual Communications to the pro forma combined company with respect to revenue, enterprise revenue and gross profit for fiscal years 2000 and 2001, stand-alone revenue, enterprise revenue and gross profit without synergies. The analysis showed that CUseeMe would contribute approximately:

  •
  23% of 2000 actual revenue;
  •
  80% of 2000 actual enterprise revenue;
  •
  32% of 2000 actual gross profit;
  •
  24% of 2001 estimated revenue;
  •
  48% of 2001 estimated enterprise revenue; and
  •
  34% of 2001 estimated gross profit;

compared to the approximately 42.5% pro forma ownership of the combined company by CUseeMe stockholders.

    In connection with its opinion dated March 26, 2001, JPMorgan H&Q reviewed the analyses used to render its March 22, 2001 oral opinion to the board of directors of CUseeMe by performing procedures to update certain of the analyses and by reviewing the assumptions upon which the analyses were based and the factors considered in connection therewith.

    The summary set forth above does not purport to be a complete description of the analyses or data presented by JPMorgan H&Q. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. JPMorgan H&Q believes that the summary set forth above and its analyses must be considered as a whole and that selecting only portions, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. JPMorgan H&Q based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. The other principal assumptions upon which JPMorgan H&Q based its analyses are set forth above under the description of each analysis. JPMorgan H&Q's analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated. Moreover, JPMorgan H&Q's analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

    As a part of its investment banking business, JPMorgan H&Q and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. JPMorgan H&Q was selected to advise CUseeMe with respect to the merger on the basis of its experience and its familiarity with CUseeMe.

    For services rendered in connection with the merger, CUseeMe has agreed to pay JPMorgan H&Q a fee of $1,000,000. In addition, CUseeMe has agreed to reimburse JPMorgan H&Q for its expenses incurred in connection with its services, including the fees and disbursements of its counsel, and will indemnify JPMorgan H&Q against certain liabilities, including liabilities arising under the Federal securities laws.

    JPMorgan H&Q and its affiliates maintain banking and other business relationships with CUseeMe and its affiliates, for which they receive customary fees. In the ordinary course of their businesses, JPMorgan H&Q and its affiliates may actively trade the debt and equity securities of the CUseeMe or First Virtual Communications for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in these securities.

Interests of Certain Persons in the Merger

    Some members of the First Virtual Communications board of directors and the CUseeMe board of directors and some executive officers of CUseeMe have interests in the merger that are in addition to the interests of the First Virtual Communications stockholders and CUseeMe stockholders generally.

    Board of Directors.  As required under the merger agreement, Ralph Ungermann, chairman of the board of directors of First Virtual Communications and its chief executive officer and president, will remain the chairman of the board of directors of First Virtual Communications after the merger. Killko Caballero, the chairman of the board of directors of CUseeMe and its chief executive officer and president, will become a director and the chief executive officer and president of First Virtual Communications after the merger. In addition, two of the four non-employee directors currently serving on First Virtual Communications' board of directors will continue to serve on the board of directors of First Virtual Communications after the merger. Two of the three non-employee directors currently serving on CUseeMe's board of directors will serve on the board of directors of First Virtual Communications after the merger. In addition, Edward Harris, the designee of Vulcan Ventures Incorporated currently serving on the First Virtual Communications board of directors, will continue to serve on the board of directors of First Virtual Communications after the merger.

    Caballero Employment Agreement.  In connection with the merger, First Virtual Communications and Killko Caballero entered into an employment and non-competition agreement pursuant to which Mr. Caballero will serve as chief executive officer and president of First Virtual Communications upon completion of the merger. The employment agreement provides for an initial term of two years, subject to written extension by the parties prior to the termination date.

    The agreement provides that Mr. Caballero will receive an annual base salary of $300,000, pro-rated for any partial year of service. Mr. Caballero will also be eligible to receive an annual target bonus as determined by the compensation committee of the board of directors, provided, however, that the target bonus will be no less than one-third of Mr. Caballero's annual base salary. For the year 2001, Mr. Caballero is guaranteed payment of at least 50% of the target bonus. In addition, First Virtual Communications will reimburse Mr. Caballero for relocation costs, including travel expenses, rental expenses, closing costs incurred in purchasing a new home and any losses, up to $50,000, incurred on the sale of his present home, in connection with his relocation to Santa Clara, California.

    If the employment agreement is terminated by First Virtual without cause or by Mr. Caballero for good reason, First Virtual Communications will pay severance benefits including (1) salary continuation payments for twelve months after the date of termination equal to his base salary in effect at the date of termination, (2) each of his outstanding stock options and restricted stock awards shall have their vesting and exercisability schedules accelerated by one year as of the date of termination, (3) bonus continuation payments for twelve months after the date of termination equal to 50% of his target bonus in effect at the date of termination; and (4) group health continuation coverage paid by First Virtual Communications. Under the employment agreement, Mr. Caballero agreed that during his employment with First Virtual Communications and for a period of one year after his termination, he will not engage in a business competitive with the business of First Virtual Communications.

    In addition, First Virtual Communications and CUseeMe have agreed that CUseeMe will grant Mr. Caballero options to purchase 350,000 shares of CUseeMe common stock prior to the closing of the merger. These options will vest over a four year period, and the vesting is subject to the completion of the merger between CUseeMe and First Virtual Communications.

    Bundy and Krampf Agreements.  In connection with the merger, First Virtual Communications and CUseeMe entered into agreements with each of David Bundy, CUseeMe's chief technology officer, and Jeff Krampf, CUseeMe's vice president of engineering, pursuant to which CUseeMe agreed to grant each officer an option to purchase 150,000 shares of its common stock immediately prior to the merger, at a purchase price equal to the fair market value of the CUseeMe common stock on the date the parties signed the merger agreement. Under the agreement, First Virtual Communications entered into an agreement with each officer concerning his employment with First Virtual Communications to be effective upon completion of the merger. Pursuant to the agreements, each of Mr. Bundy and Mr. Krampf agreed to terminate his executive retention and severance agreement with CUseeMe, immediately prior to the completion of the merger, except as set forth below.

    Under the agreement that First Virtual Communications entered into with each of these officers, if First Virtual Communications terminates the officer without cause it will pay severance benefits including: (1) salary continuation payments for six months after the date of termination equal to the officer's base salary in effect at the date of termination, (2) bonus continuation payments for six months after the date of termination equal to the officer's pro-rata share of his target bonus in effect at the date of termination, and (3) medical coverage until six months after the date of termination. If the officer is terminated within twelve months after the merger without cause, (1) all unvested options to purchase common stock of CUseeMe that were held by the officer prior to execution of the merger agreement and assumed by First Virtual Communications, will become exercisable and continue to be exercisable for a period of six months thereafter and (2) First Virtual Communications is required to make a cash severance payment to the executive as set forth in the officer's executive retention agreement with CUseeMe, as described below.

    Cavanagh and Scott Agreements.  In connection with the merger, First Virtual Communications and CUseeMe entered into agreements with each of Raymond Cavanagh, CUseeMe's vice president of sales, and Robert Scott, CUseeMe's chief operating officer, pursuant to which CUseeMe has agreed to grant Mr. Cavanagh options to purchase 70,000 shares, and grant Mr. Scott options to purchase 200,000 shares, of its common stock immediately prior to the merger at a purchase price equal to the fair market value of the CUseeMe common stock on the date the parties signed the merger agreement. Under the agreement, First Virtual Communications has entered into an agreement with each of these officers concerning the officer's employment with First Virtual Communications upon completion of the merger. Pursuant to the agreements, each of Mr. Cavanagh and Mr. Scott agreed to terminate their respective executive retention and severance agreements and any rights thereto, as described below, with CUseeMe immediately prior to the completion of the merger, except as set forth below.

    Under the agreement that First Virtual Communications has entered into with each of these officers, if First Virtual Communications terminates the officer within six months after the merger, without cause, then First Virtual Communications is required to make a cash severance payment to the officer as set forth in the officer's executive retention agreement with CUseeMe, as described below.

    CUseeMe Executive Retention Agreements.  On December 1, 2000, CUseeMe entered into executive retention agreement with each of Messrs. Bundy, Caballero, Krampf and Scott. On March 5, 2001, CUseeMe entered into an executive retention agreement with Raymond Cavanagh. The agreements provide that each officer who is employed at the time of a change of control of CUseeMe is eligible to receive specified benefits under the agreements. The merger will be a change of control under the agreements. The agreements generally provide that, immediately upon a change of control, each unvested option held by the executive will vest and become exercisable by the executive and, if the executive is terminated, the option will be exercisable for a period of six months after the termination date. If the executive is terminated within twelve months after a change of control, without cause, as defined in the executive retention agreement, or by the executive with good reason, as defined in the executive retention agreement, then the executive is entitled to a cash severance payment to the executive equal to the executive's highest annual base salary in the five-year period prior to the date of the change of control, plus any accrued salary, bonus, deferred compensation and vacation. If the executive is terminated within twelve months after a change of control, with cause or by the executive without good reason, an acquiror is required to make a cash severance payment to the executive in a lesser amount as set forth in the agreement.

    Each of Messrs. Caballero, Scott, Bundy, Krampf and Cavanagh agreed to terminate his executive retention agreement and any severance agreement with CUseeMe, and any rights pursuant thereto, immediately prior to the completion of the merger in consideration for entering into the agreements discussed above.

Material Federal Income Tax Consequences

    The following discussion summarizes the material United States federal income tax consequences of the merger generally applicable to CUseeMe stockholders. The discussion is based on current law, as of the date of this prospectus/joint proxy statement, which includes the Internal Revenue Code, existing Treasury regulations, administrative rulings and court decisions. Changes in the law could affect the federal income tax consequences of the merger to CUseeMe stockholders. First Virtual Communications and CUseeMe have not sought, and will not seek, a ruling from the Internal Revenue Service in connection with the merger. This discussion does not address the consequences of the merger under state, local or foreign law, nor does the discussion address all aspects of federal income taxation that may be important to a CUseeMe stockholder in light of his or her particular circumstances or tax issues that may be significant to CUseeMe stockholders subject to special rules, such as:

  •
  persons who do not hold their CUseeMe common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code;
  •
  financial institutions;
  •
  insurance companies;
  •
  mutual funds;
  •
  foreign individuals and entities;
  •
  tax-exempt entities;
  •
  dealers in securities;
  •
  persons who are subject to the alternative minimum tax provisions of the Internal Revenue Code;
  •
  persons who acquired CUseeMe common stock pursuant to the exercise of an employee option (or otherwise as compensation);
  •
  persons who acquired CUseeMe common stock as part of an integrated investment, such as a "hedge," "straddle" or other risk reduction transaction, composed of CUseeMe common stock and one or more other positions; or
  •
  persons whose shares of CUseeMe common stock are qualified small business stock for purposes of Section 1202 of the Internal Revenue Code.

    In addition, the following discussion does not address (1) the tax consequences of transactions effectuated before, after or at the same time as the merger, whether or not they are in connection with the merger, including, without limitation, transactions in which CUseeMe shares are acquired or First Virtual Communications shares are disposed of, or (2) the tax consequences of the receipt of First Virtual Communications shares other than in exchange for CUseeMe shares.

    Furthermore, this discussion does not address the tax consequences of an exchange or conversion of CUseeMe stock options or warrants into stock options or warrants to acquire First Virtual Communications common stock.

    Accordingly, CUseeMe stockholders are urged to consult their own tax advisors as to the specific tax consequences of the merger, including the applicable federal, state, local and foreign tax consequences to them of the merger.

    First Virtual Communications has received an opinion dated the date hereof from its counsel, Cooley Godward LLP, a copy of which is filed as Exhibit 8.1 to the registration statement of which this prospectus/joint proxy statement is a part, to the effect that, based upon and subject to the facts, representations, covenants and assumptions set forth therein, the merger constitutes a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. CUseeMe Networks has received an opinion dated the date hereof from its counsel, Hale and Dorr LLP, a copy of which is filed as Exhibit 8.2 to the registration statement of which this prospectus/joint proxy statement is a part, to the effect that, based upon and subject to the facts, representations, covenants and assumptions set forth therein, the merger constitutes a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The above opinions are based on facts existing at the date hereof and the date of the closing of the merger. In addition, it is a condition to the obligation of First Virtual Communications to effect the merger that First Virtual Communications receive an opinion dated the date of closing of the merger from Cooley Godward LLP, and it is a condition to the obligation of CUseeMe Networks to effect the merger that CUseeMe Networks receive an opinion dated the date of the closing of the merger from Hale and Dorr LLP, in each case to the effect that the merger constitutes a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The opinions issued at the closing will be based on facts existing at the date thereof. These opinions neither bind the IRS or the courts nor preclude the IRS or a court from adopting a contrary position.

    Subject to the limitations and qualifications referred to above, as a result of the merger qualifying as a reorganization, there are the following federal income tax consequences:

  •
  Exchange of CUseeMe Capital Stock for First Virtual Communications Capital Stock. No gain or loss will be recognized for federal income tax purposes by CUseeMe stockholders who exchange their CUseeMe common stock solely for First Virtual Communications common stock in connection with the merger, except with respect to cash, if any, received in lieu of fractional shares of First Virtual Communications common stock. Each CUseeMe stockholder's aggregate tax basis in the First Virtual Communications common stock he or she receives in the merger will be the same as his or her aggregate tax basis in the CUseeMe common stock surrendered in the merger, reduced by any tax basis allocable to fractional shares exchanged for cash. In addition, the holding period of the First Virtual Communications common stock received will include the holding period of the CUseeMe common stock surrendered in the merger.
  •
  Cash Received Instead of Fractional Shares. The payment of cash to a CUseeMe stockholder instead of a fractional share of First Virtual Communications common stock generally should result in the recognition of capital gain or loss measured by the difference between the amount of cash received and the portion of the tax basis of the CUseeMe common stock allocable to that fractional share interest. In the case of an individual, capital gain is generally subject to United States federal income tax at a maximum rate of 20% if the individual has held his or her CUseeMe common stock for more than one year at the time of the merger, and at ordinary income rates (as a short-term capital gain) if the individual has held his or her CUseeMe common stock for one year or less at the time of the completion of the merger. The deductibility of capital losses may be limited.
  •
  Tax Consequences to the Companies. Neither First Virtual Communications, CUseeMe nor FVC Acquisition Corp. will recognize gain or loss solely as a result of the merger.

    There are other tax-related issues that you should be aware of such as:

  •
  Reporting Requirements. Each CUseeMe stockholder that receives First Virtual Communications common stock in the merger will be required to file a statement with his or her federal income tax return for the year of the merger providing his or her basis in the CUseeMe common stock surrendered and the fair market value of the First Virtual Communications common stock and cash received in the merger, and to retain permanent records of these facts relating to the merger.
  •
  Backup Withholding. The exchange agent is required to withhold, and will withhold, 31% of any cash payments to a non-corporate CUseeMe stockholder in the merger unless the stockholder provides the appropriate form as described below or an exemption applies under applicable law and regulations. Backup withholding will not apply to a CUseeMe stockholder who (1) completes and signs the Substitute Form W-9 included as part of the letter of transmittal to be sent to each CUseeMe stockholder, so as to provide the information, including the stockholder's taxpayer identification number, and certification necessary to avoid backup withholding, (2) provides a certification of foreign status on Form W-8BEN or successor form, or (3) is otherwise exempt from backup withholding and the exemption is proved in a manner satisfactory to First Virtual Communications and its exchange agent.
  •
  Consequences of IRS Challenge. A successful IRS challenge to the reorganization status of the merger would result in significant tax consequences. CUseeMe stockholders would recognize gain or loss with respect to each share of CUseeMe common stock surrendered in the merger. This gain or loss would be equal to the difference between the stockholder's tax basis in the CUseeMe common stock surrendered in the merger and the sum of the fair market value, as of the effective time, of the First Virtual Communications common stock received in the merger and any cash received instead of a fractional share of First Virtual Communications common stock. In that event, a stockholder's aggregate basis in the First Virtual Communications common stock so received would equal its fair market value as of the effective time and the stockholder's holding period for the stock would begin the day after the merger is consummated.

  •
  Other Consideration. Even if the merger qualifies as a reorganization, a recipient of First Virtual Communications common stock would recognize income to the extent that, for example, any of the shares were determined to have been received in exchange for services, to satisfy obligations or in consideration for anything other than the CUseeMe common stock surrendered. Generally, this income is taxable as ordinary income upon receipt. In addition, to the extent that CUseeMe stockholders were treated as receiving, directly or indirectly, consideration other than First Virtual Communications common stock in exchange for the stockholder's CUseeMe common stock, gain or loss would have to be recognized.

    The preceding discussion is not meant to be a complete analysis or discussion of all potential tax effects relevant to the merger. Thus, CUseeMe stockholders are urged to consult their own tax advisors as to the specific tax consequences to them of the merger, including tax return reporting requirements, federal, state, local and other applicable tax laws and the effect of any proposed changes in the tax laws.

Accounting Treatment

    For accounting purposes, the merger will be treated as a purchase of CUseeMe by First Virtual Communications.

Effect on First Virtual Communications Options and Warrants

    No adjustments to any outstanding First Virtual Communications stock options or warrants will occur as a result of the merger.

Regulatory Matters

    The consummation of the merger is not subject to the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Federal Securities Law Consequences

    All of the First Virtual Communications common stock issued in connection with the merger will be freely transferable, except that any First Virtual Communications common stock received by persons who are deemed to be affiliates, as defined under the Securities Act, of CUseeMe or First Virtual Communications immediately prior to the merger may be sold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act, with respect to affiliates of CUseeMe, or Rule 144 under the Securities Act, with respect to persons who are or become affiliates of First Virtual Communications, or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of CUseeMe or First Virtual Communications generally include individuals or entities that control, are controlled by, or are under common control with, the corporation and may include some officers and directors of such corporation, as well as principal stockholders of the corporation.

    Affiliates of CUseeMe may not sell their shares of First Virtual Communications common stock acquired in connection with the merger, except under an effective registration under the Securities Act covering the shares or in compliance with Rule 145, or Rule 144 under the Securities Act in the case of persons who are or become affiliates of First Virtual Communications, or another applicable exemption from the registration requirements of the Securities Act. In general, under Rule 145, for one year following the merger, an affiliate, together with certain related persons, would be entitled to sell shares of the combined company's common stock acquired in connection with the merger only through unsolicited brokers transactions or in transactions directly with a market maker. Additionally, the number of shares to be sold by an affiliate within any three-month period for purposes of Rule 145 may not exceed the greater of 1% of the outstanding shares of First Virtual Communication common stock or the average weekly trading volume of the stock during the four calendar weeks preceding the sale. Rule 145 will only remain available, however, to affiliates if First Virtual Communication remains current with its informational filings under the Exchange Act. One year after the merger, an affiliate would be able to sell First Virtual Communications common stock without the manner of sale or volume limitations, provided that First Virtual Communication was current with its Exchange Act informational filings and the affiliate was not then an affiliate of the combined company. Two years after the merger, an affiliate would be able to sell the shares of First Virtual Communication common stock without any restrictions, so long as the affiliate had not been an affiliate of First Virtual Communication for at least three months prior to that date.

Appraisal and Dissenters' Rights

    Under applicable Delaware law, neither the holders of common stock of First Virtual Communications nor the holders of common stock of CUseeMe are not entitled to dissenters' or appraisal rights in connection with the merger.

THE MERGER AGREEMENT

    The description of the merger agreement provided below does not purport to be complete and is qualified in its entirety by reference to the merger agreement, a copy of which is attached to this prospectus/joint proxy statement as Appendix A and incorporated herein by reference. All stockholders are urged to read the merger agreement carefully and in its entirety.

Terms of the Merger

    At the closing and subject to and upon the terms and conditions of the merger agreement and the Delaware General Corporation Law, FVC Acquisition Corp. will be merged with and into CUseeMe, the separate corporate existence of FVC Acquisition Corp. will cease and CUseeMe will continue as the surviving corporation and a wholly-owned subsidiary of First Virtual Communications. In the merger, each share of CUseeMe common stock will be converted into the right to receive approximately 1.254 shares of First Virtual Communications common stock; provided, however, that if First Virtual Communications is required to issue more than 16,081,759 shares of its common stock, the exchange ratio will be adjusted to equal the number obtained by dividing 16,081,759 by the number of outstanding shares of CUseeMe common stock at the effective time of the merger. Each outstanding option and warrant to purchase CUseeMe common stock will be assumed by First Virtual Communications in accordance with its terms. Appropriate adjustments will be made to the assumed options and warrant to reflect the exchange ratio.

    First Virtual Communications expects to issue approximately 16,081,759 shares of its common stock to CUseeMe stockholders in the merger. Immediately after the merger, the former holders of CUseeMe common stock will hold approximately 47.1% of the outstanding common stock and, on an as-if converted basis, 42.7% of the outstanding capital voting stock of First Virtual Communications. The current holders of First Virtual Communications capital stock will hold approximately 52.9% of the outstanding common stock and, on an as-if converted basis, approximately 57.3% of the outstanding voting capital stock of First Virtual Communications after the merger. The First Virtual Communications common stock will continue to trade on The Nasdaq National Market under the symbol FVCX.

    The merger agreement provides that the certificate of incorporation and bylaws of CUseeMe as in effect prior to the effective time of the merger will be the certificate of incorporation and bylaws of the surviving corporation.

    No fractional shares or certificates or scrip representing fractional shares of First Virtual Communications common stock will be issued in connection with the merger. In lieu of any fractional share, each holder of a certificate or certificates representing First Virtual Communications common stock upon surrender of the certificate for exchange will be paid in cash the dollar amount determined by multiplying the fraction by the closing price of a share of First Virtual Communications common stock as reported on The Nasdaq National Market on the date the merger becomes effective.

Exchange of Certificates

    First Virtual Communications will supply the exchange agent for First Virtual Communications common stock with certificates evidencing shares of First Virtual Communications common stock to be issued in exchange for outstanding CUseeMe common stock in accordance with the merger agreement.

    As soon as reasonably practicable after the effectiveness of the merger, the exchange agent will mail to record holders of CUseeMe stock a transmittal letter and instructions for effecting the surrender of CUseeMe stock certificates in exchange for First Virtual Communications stock certificates. To exchange the certificates, the holders of CUseeMe common stock must then surrender their certificates representing CUseeMe common stock to receive certificates evidencing First Virtual Communications common stock.

Representations and Warranties

    The merger agreement contains reciprocal customary representations and warranties made by First Virtual Communications and CUseeMe to each other. The most significant of those relate to:

  •
  corporate organization, good standing and subsidiaries;
  •
  force and effect of charter and bylaws;
  •
  corporate authorization to enter into the merger transaction;
  •
  capitalization;
  •
  financial statements;
  •
  absence of any material adverse changes in the operation of each company between September 30, 2000 and the date of the merger agreement;
  •
  good and valid title to all assets;
  •
  ownership and rights to use intellectual property;
  •
  enforceability and absence of breach in any material agreement;
  •
  liabilities;
  •
  compliance with laws;
  •
  governmental authorizations;
  •
  tax matters;
  •
  employee and labor matters;
  •
  environmental matters;
  •
  vote required to approve the merger and related transaction;
  •
  receipt of third party consents;
  •
  receipt of fairness opinions from the financial advisors; and
  •
  inapplicability of takeover laws.

    The representations and warranties of the parties in the merger agreement will not survive the consummation of the merger.

Conduct of Business Pending the Merger

    The merger agreement provides that each of First Virtual Communications and CUseeMe will, from the date of the execution of the merger agreement until the effectiveness of the merger, conduct its business in the ordinary course and preserve intact its business organization and employee relations. The merger agreement also requires that each party provide the other party with reasonable access to its personnel, assets, documents and other information. Each company has also agreed that, during the pre-merger period, it will not without the prior consent of the other:

  •
  pay any dividend or repurchase or redeem any shares of capital stock or other securities;
  •
  issue additional shares of its capital stock or securities convertible or exchangeable for its capital stock or any other security, except that it may issue shares and grant options to purchase up to 250,000 shares of its common stock under approved stock option and stock purchase plans and issue shares of its common stock upon the valid exercise of outstanding or permitted stock options, upon the exercise of outstanding warrants and upon the conversion of outstanding preferred stock;

  •
  amend or waive any of its rights under, or permit the acceleration of vesting under any provision of any agreement evidencing any outstanding option, warrant or restricted stock;
  •
  amend or permit the adoption of any amendment to its charter documents, or effect or permit itself or any of its subsidiaries to become a party to any merger, consolidation, business combination, recapitalization, stock split, reverse stock split or similar transaction;
  •
  form any subsidiary or acquire any equity interest in any other entity;
  •
  make any capital expenditure exceeding $125,000 on the part of CUseeMe or $1,500,000 on the part of First Virtual Communications;
  •
  enter into any material contract except in the ordinary course of business, or amend or waive any material right or remedy under, any material contract;
  •
  acquire, lease, license, dispose or sell any material right or other material asset or waive or relinquish any material right;
  •
  lend money to any third party, or incur or guarantee any indebtedness;
  •
  adopt or amend any employee benefit plan, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation payable to, any of its directors, officers or employees;
  •
  hire any new employee having an annual salary in excess of $100,000;
  •
  change any of its methods of accounting or accounting practices, except as required by generally accepted accounting principles;
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  make any tax election;
  •
  commence or settle any legal proceeding;
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  enter into any material transaction or take any other material action outside the ordinary course of business or inconsistent with its practices;
  •
  take any action which could be expected to cause the vesting of any options to be accelerated in accordance with their terms; or
  •
  take or omit to take any action that could result in any of its representations and warranties becoming untrue.

No Solicitation

    Under the merger agreement, each of First Virtual Communications and CUseeMe has agreed that they will not:

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  solicit, initiate, or encourage any acquisition proposal, as defined below;
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  furnish any information regarding itself to any third party in connection with or in response to an acquisition proposal;
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  continue or engage in discussions or negotiations with any third party with respect to any acquisition proposal;
  •
  approve, endorse or recommend any acquisition proposal; or
  •
  enter into any contract relating to any acquisition transaction, as defined below.

    An acquisition proposal is defined in the merger agreement as any offer or proposal, other than an offer or proposal by First Virtual Communications or CUseeMe, relating to any CUseeMe or First

Virtual Communications acquisition transaction. An acquisition transaction is defined as any transaction involving:

  •
  any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction or the acquisition of more than 20% of the business of First Virtual Communications or CUseeMe or the acquisition of beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of First Virtual Communications or CUseeMe, or in which securities representing more than 20% of the outstanding securities of any class of voting securities of First Virtual Communications or CUseeMe are issued;
  •
  any sale, lease, exchange, transfer, license, acquisition or disposition of more than 20% of the assets of First Virtual Communications or CUseeMe or assets which generate more than 20% of First Virtual Communications' or CUseeMe's revenues; or
  •
  any liquidation or dissolution of the company or any subsidiary.

    Subject to the restrictions on the conduct of First Virtual Communications' and CUseeMe's respective businesses described above, First Virtual Communications or CUseeMe may furnish nonpublic information regarding themselves to, or enter into discussions and participate in negotiations with, any third party in response to an acquisition proposal that is submitted by the third party if:

  •
  the board of the company concludes in good faith, after consultation with outside legal counsel, that the action is required in order for the board to comply with its fiduciary obligations to the company's securityholders under applicable law;
  •
  at least two business days prior to furnishing any nonpublic information to, or entering into discussions or negotiations with, the third party, the disclosing party gives the other party written notice of the identity of the third party and of the disclosing party's intention to furnish nonpublic information to, or enter into discussions or negotiations with, the third party, and the disclosing party receives from the third party an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to the third party by or on behalf of the disclosing party;
  •
  at least two business days prior to furnishing any nonpublic information to the person, the disclosing party furnishes the nonpublic information to the other party, to the extent nonpublic information has not been previously furnished to the other party; and
  •
  the disclosing party does not violate any of the non-solicitation provisions described in the merger agreement.

    In addition, each of CUseeMe and First Virtual Communications has agreed to promptly advise the other of any acquisition proposal made during the pre-closing period and any modification or proposed modification to any acquisition proposal and immediately cease and terminate any existing discussions with any person that relate to any acquisition proposal.

Conditions to the Merger

    First Virtual Communications and FVC Acquisition Corp.  The obligations of First Virtual Communications and FVC Acquisition Corp. to complete the merger and the transactions contemplated by the merger agreement are subject to the satisfaction or written waiver, at or prior to the closing of the merger, of each of the following conditions:

  •
  the representations and warranties of CUseeMe are accurate as of the date of the merger agreement and the date of closing except for inaccuracies which, individually or in the aggregate, do not have and would not be reasonably likely to have a material adverse effect on First Virtual Communications;

  •
  each covenant or obligation that CUseeMe is required to comply with or to perform at or prior to the consummation of the merger shall have been complied with and performed in all material respects;
  •
  the registration statement of which this prospectus/joint proxy statement is a part shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have been issued by the SEC with respect to the registration statement;
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  First Virtual Communications' stockholders will have approved the stock issuance to CUseeMe stockholders and the amendment to the certificate of incorporation, and the CUseeMe stockholders will have approved the merger agreement and the merger;
  •
  First Virtual Communications will have received (1) a legal opinion of Cooley Godward LLP to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (2) a closing certificate executed by CUseeMe's chief executive officer and chief financial officer evidencing compliance with the conditions in the merger agreement, and (3) written resignations of all directors of CUseeMe;
  •
  the shares of First Virtual Communications common stock to be issued in the merger will have been approved for listing on The Nasdaq National Market;
  •
  no injunction or other order preventing the consummation of the merger will have been issued by any court, and there will not be any legal requirement applicable to the merger that makes consummation of the merger illegal;
  •
  CUseeMe will have obtained all consents required under the merger agreement except for consents which if not obtained will not have a material adverse effect on First Virtual Communications;
  •
  the amendment to the certificate of incorporation of First Virtual Communications increasing its authorized common stock by 65,000,000 shares, from 35,000,000 to 100,000,000, shares shall have become effective in accordance with the provisions of the Delaware General Corporations Law;
  •
  there will be no pending or threatened legal proceeding in which a governmental body is involved, and neither First Virtual Communications nor CUseeMe will have received any communication from any governmental body indicating the possibility of commencing any legal proceeding or taking any other action either seeking to restrain or prohibit the completion of the merger or any related transactions or seeking to obtain any damages or other material relief; and
  •
  there will be no other pending or threatened litigation challenging or seeking to prohibit the merger.

    CUseeMe.  The obligations of CUseeMe to effect the merger and complete the transactions contemplated by the merger agreement are subject to the satisfaction or written waiver, at or prior to the closing, of the following conditions:

  •
  the representations and warranties of First Virtual Communications and FVC Acquisition Corp. were accurate as of the date of the merger agreement and will be accurate as of the date of closing except for inaccuracies which, individually or in the aggregate, do not have and would not be reasonably likely to have a material adverse effect on CUseeMe;
  •
  each covenant or obligation that First Virtual Communications and FVC Acquisition Corp. are required to comply with or to perform at or prior to the consummation of the merger will have been complied with and performed in all material respects;
  •
  the registration statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order will have been issued by the SEC regarding the registration statement;

  •
  CUseeMe stockholders will have adopted and approved the merger agreement and the merger, and First Virtual Communications stockholders will have approved the issuance of the shares to the CUseeMe stockholders and the amendment to First Virtual Communications' certificate of incorporation;
  •
  CUseeMe will have received (1) a legal opinion of Hale and Dorr LLP to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and (2) a closing certificate executed by an executive officer of First Virtual Communications evidencing compliance with certain conditions set forth in the merger agreement;
  •
  the shares of First Virtual Communications common stock to be issued in the merger will have been approved for listing on The Nasdaq National Market;
  •
  First Virtual Communications will have obtained all consents required under the merger agreement except for consents which if not obtained will not have a material adverse effect on First Virtual Communications;
  •
  no injunction or other order preventing the consummation of the merger will have been issued by any court, and there will not be any legal requirement applicable to the merger that makes consummation of the merger illegal;
  •
  there will be no pending or threatened legal proceeding in which a governmental body is involved, and neither First Virtual Communications nor CUseeMe will have received any communication from any governmental body indicating the possibility of commencing any legal proceeding or taking any other action either seeking to restrain or prohibit the completion of the merger or any related transactions or seeking to obtain any damages or other material relief; and
  •
  there will be no other pending or threatened litigation challenging or seeking to prohibit the merger.

Termination of the Merger Agreement

    Either First Virtual Communications or CUseeMe may terminate the merger agreement at any time prior to the time of the merger, whether before or after First Virtual Communications and CUseeMe obtain the requisite stockholder approvals, if:

  •
  the First Virtual Communications and CUseeMe boards mutually consent;
  •
  First Virtual Communications and CUseeMe do not complete the merger by August 10, 2001;
  •
  a governmental entity issues a final, nonappealable order, decree or ruling or takes any other action which permanently prevents First Virtual Communications or CUseeMe from consummating the merger;
  •
  stockholders of CUseeMe do not approve the merger agreement and the merger; or
  •
  stockholders of First Virtual Communications do not approve the issuance of the shares to CUseeMe stockholders and the amendment to First Virtual Communications' certificate of incorporation.

    Either party may terminate the merger agreement at any time prior to the merger, whether before or after First Virtual Communications and CUseeMe obtain the requisite stockholder approvals, if the other party materially breaches any of its covenants, representations or warranties contained in the merger agreement.

    Either First Virtual Communications or CUseeMe may terminate the merger agreement at any time prior to the adoption of the merger agreement by the requisite stockholder approvals, if a triggering event occurs with respect to the other party. A triggering event is deemed to have occurred with respect to CUseeMe if: (1) the board of directors of CUseeMe fails either to recommend or for any reason withdraws or modifies in a manner adverse to First Virtual Communications its recommendation in favor of the approval of the merger agreement and the merger; (2) CUseeMe has failed to include in the prospectus/joint proxy statement the recommendation of the board of directors of CUseeMe in favor of the approval of the merger agreement and the merger; (3) the board of directors of CUseeMe fails to reaffirm its recommendation that the merger is in the best interest of the CUseeMe stockholders, within five business days after First Virtual Communications requests in writing that the recommendation be reaffirmed; (4) the board of directors of CUseeMe has approved, endorsed or recommended an alternative acquisition transaction; (5) CUseeMe has entered into any contract relating to an alternative acquisition transaction; (6) CUseeMe has failed to hold its stockholders meeting within 45 days after the registration statement of which this prospectus/joint proxy statement is a part, is declared effective under the Securities Act; (7) a tender or exchange offer relating to CUseeMe securities has been commenced and CUseeMe has not sent to its securityholders, within ten business days after the commencement of the tender or exchange offer, a statement disclosing that CUseeMe recommends rejection of the tender or exchange offer; or (8) an acquisition transaction related to CUseeMe is publicly announced, and CUseeMe fails to issue a press release announcing its opposition to the acquisition transaction within five business days after the acquisition transaction is announced.

    A triggering event is deemed to have occurred with respect to First Virtual Communications if: (1) the board of directors of First Virtual Communications fails to recommend or for any reason withdraws or modifies in a manner adverse to CUseeMe its recommendation in favor of the approval of the amendment to its certificate of incorporation or the common stock issuance; (2) First Virtual Communications has failed to include in the prospectus/joint proxy statement the recommendation of the board of directors of the company in favor of the approval of the merger agreement and the merger; (3) the board of directors of First Virtual Communications fails to reaffirm its unanimous recommendation in favor of each of the stockholder proposals, as applicable to each First Virtual Communications' stockholders' meeting, within five business days after CUseeMe requests in writing that the recommendation be reaffirmed; (4) the board of directors of First Virtual Communications has approved, endorsed or recommended an alternative acquisition transaction; (5) First Virtual Communications has entered into any contract relating to an alternative acquisition transaction; (6) First Virtual Communications has failed to hold its stockholders meeting within 45 days after the registration statement, of which this prospectus/joint proxy statement is a part, is declared effective under the Securities Act; (7) a tender or exchange offer relating to First Virtual Communications securities has been commenced and First Virtual Communications has not sent to its securityholders, within ten business days after the commencement of the tender or exchange offer, a statement disclosing that First Virtual Communications recommends rejection of the tender or exchange offer; or (8) an acquisition transaction related to First Virtual Communications is publicly announced, and First Virtual Communications fails to issue a press release announcing its opposition to the acquisition transaction within five business days after the acquisition transaction is announced.

Expenses and Termination Fees

    First Virtual Communications has agreed that, if the merger agreement is terminated (1) by First Virtual Communications or CUseeMe as a result of the failure of First Virtual Communications' stockholders to approve the common stock issuance or the amendment of its certificate of incorporation or (2) by CUseeMe if any of First Virtual Communications' representations and warranties are materially inaccurate, then First Virtual Communications will pay the fees and expenses incurred or payable by CUseeMe in connection with the merger up to a maximum of $200,000. In addition, First Virtual Communications has agreed that, if the merger agreement is terminated (1) by First Virtual Communications or CUseeMe, as a result of the failure of First Virtual Communications' stockholders to approve the common stock issuance or the amendment of its certificate of incorporation, and at or prior to the time of such termination a First Virtual Communications acquisition proposal shall have been disclosed, announced, commenced, submitted or made or (2) by CUseeMe, following the occurrence of one or more of the specified First Virtual Communications triggering events, then First Virtual Communications will pay to CUseeMe, in cash, a nonrefundable fee in the amount of $1,000,000.

    CUseeMe has agreed that, if the merger agreement is terminated (1) by First Virtual Communications or CUseeMe as a result of the failure of CUseeMe's stockholders to approve and adopt the merger agreement and the merger or (2) by First Virtual Communications if any of CUseeMe's representations and warranties are materially inaccurate then CUseeMe will pay the fees and expenses incurred or payable by First Virtual Communications in connection with the merger, up to a maximum of $200,000. In addition, CUseeMe has agreed that if the merger agreement is terminated by (1) CUseeMe or First Virtual Communications as a result of the failure of CUseeMe's stockholders to approve the merger and merger agreement, and at or prior to the time of such termination a CUseeMe acquisition proposal shall have been disclosed, announced, commenced, submitted or made or (2) by First Virtual Communications, following the occurrence of one or more of the specified CUseeMe triggering events, then CUseeMe will pay to First Virtual Communications, in cash, a nonrefundable fee in the amount of $1,000,000.

Other Fees and Expenses

    Except as described above, each of the companies agreed in the merger agreement that it will pay its own expenses in connection with the merger, except that they will share equally all fees and expenses incurred in connection with the printing and filing of this prospectus/joint proxy statement and the registration statement of which this prospectus/joint proxy statement is a part.

Amendment; Waiver

    The merger agreement may be amended only by an instrument in writing signed by each of First Virtual Communications and CUseeMe with the approval of the boards of directors of First Virtual Communications and CUseeMe.

Employee Benefits

    First Virtual Communications has agreed in the merger agreement that all employees of CUseeMe who continue employment with First Virtual Communications or CUseeMe shall be eligible to continue to participate in CUseeMe's health, vacation and other non-equity employee benefit plans. However, First Virtual Communications may, at its option, transition these employees into its health, vacation and other employee benefit plans.

Indemnification of Officers and Directors

    Under the merger agreement, First Virtual Communications has agreed that after the completion of the merger, it will fulfill and honor to the fullest extent available, under Delaware law the indemnification obligations of CUseeMe under the current CUseeMe certificate of incorporation and bylaws and each indemnification agreement in effect at the time in favor of each person who is or was a director or officer of CUseeMe before the merger, for a period of five years.

    First Virtual Communications has also agreed that it will maintain CUseeMe's existing directors' and officers' liability insurance policy, until the sixth anniversary of the merger.

Registration of Common Stock Underlying CUseeMe Options

    First Virtual Communications has agreed to file a registration statement on Form S-8 within one business day following the closing of the merger relating to the shares of First Virtual Communications common stock issuable upon exercise of outstanding stock options of CUseeMe that First Virtual Communications will assume in the merger.

OTHER AGREEMENTS

Voting Agreements

    Under voting agreements entered into in favor of First Virtual Communications, Killko Caballero, Joseph Esposito, Jonathan Morgan, Adam Stettner, David Bundy, Raymond Cavanagh and Robert Scott, each a director and/or an executive officer of CUseeMe, who together beneficially hold approximately 788,939 shares of CUseeMe common stock, have agreed that, before the earlier of the termination of the merger agreement or the effective time of the merger, they will vote their shares of CUseeMe common stock in favor of the approval of the merger and the approval and adoption of the merger agreement and the merger. Each has also agreed to vote against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of CUseeMe in the merger agreement. Additionally, each has also agreed that he will vote against any acquisition proposal submitted by a third party or any change in a majority of the members of the board of directors of CUseeMe.

    These stockholders have also delivered to First Virtual Communications irrevocable proxies with respect to matters covered by the voting agreements. They have further agreed that, during the period commencing on the date of the voting agreement and ending on the earlier of the termination of the merger agreement or the effective time of the merger, they will not:

  •
  solicit, initiate, encourage or induce the making, submission or announcement of any competing acquisition proposal or take any action that could reasonably be expected to lead to an acquisition proposal;
  •
  furnish any information regarding CUseeMe to any person in connection with or in response to an acquisition proposal;
  •
  engage in discussions or negotiations with any person with respect to an acquisition proposal; or
  •
  continue any existing discussions with any person with respect to an acquisition proposal.

    Under voting agreements entered into in favor of CUseeMe, Ralph Ungermann, Pier Carlo Falotti, Edward Harris, David Norman, Allywn Sequeira, Robert Wilmot, Randy Acres and Ruth Cox, each a director and/or an executive officer of First Virtual Communications, and Vulcan Ventures Incorporated, a stockholder at First Virtual Communications, who together beneficially hold approximately 7,621,093 shares of First Virtual Communications common stock, on an as-converted basis, have agreed that, before the earlier of the termination of the merger agreement or the effective time of the merger, they will vote their shares of First Virtual Communications common stock and preferred stock in favor of the issuance of shares to the CUseeMe stockholders and the approval of the amendment to the certificate of incorporation of First Virtual Communications. Each has also agreed to vote against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of First Virtual Communications in the merger agreement. Additionally, each has also agreed that they will vote against any acquisition proposal submitted by a third party or any change in a majority of the members of the board of directors of First Virtual Communications.

    These stockholders have also delivered to CUseeMe irrevocable proxies with respect to matters covered by the voting agreements and have agreed to waive any rights of appraisal and any dissenters' rights that they may have in connection with the merger. They have further agreed that during the period commencing on the date of the voting agreement and ending on the earlier of the termination of the merger agreement or the effective time of the merger, they will not:

  •
  solicit, initiate, encourage or induce the making, submission or announcement of any competing acquisition proposal or take any action that could reasonably be expected to lead to an acquisition proposal;
  •
  furnish any information regarding First Virtual Communications to any person in connection with or in response to an acquisition proposal;
  •
  engage in discussions or negotiations with any person with respect to an acquisition proposal; or
  •
  continue any existing discussions with any person with respect to an acquisition proposal.

MANAGEMENT OF FIRST VIRTUAL COMMUNICATIONS AFTER THE MERGER

    The executive officers and directors of First Virtual Communications after the merger will be, and their ages as of May 10, 2001 were, as follows:

Name	Age	Position
Ralph Ungermann(1)	59	Chairman of the Board
Killko A. Caballero(2)	41	Director, Chief Executive Officer and President
Randy Acres	36	Vice President, Finance and Chief Financial Officer
David O. Bundy(3)	42	Chief Technology Officer
Raymond Cavanagh(6)	50	Vice President, Worldwide Sales
James Griffin	49	Executive Vice President, Product Operations
Jeffrey Krampf(5)	35	Vice President, Engineering
Robert Scott(4)	42	Chief Marketing Officer
Edward Harris(7)	44	Director
(8)
Jonathan Morgan(9)	47	Director
Adam Stettner(9)	37	Director

    (1) Under the terms of the merger agreement, immediately after the consummation of the merger, Mr. Ungermann, First Virtual Communications' current chairman of the board, chief executive officer and president, will serve as the chairman of the board of First Virtual Communications.

    (2) Under the terms of the merger agreement, immediately after the consummation of the merger, Mr. Caballero, CUseeMe's current chairman of the board, chief executive officer and president, will serve as a director, and as the chief executive officer and president of First Virtual Communications.

    (3) Under the terms of Mr. Bundy's employment agreement with First Virtual Communications, immediately after the consummation of the merger, Mr. Bundy, CUseeMe's chief technology officer, will serve as chief technology officer of First Virtual Communications.

    (4) Under the terms of Mr. Scott's employment agreement with First Virtual Communications, immediately after the consummation of the merger, Mr. Scott, CUseeMe's chief operating officer, will serve as chief marketing officer of First Virtual Communications.

    (5) Under the terms of Mr. Krampf's employment agreement with First Virtual Communications, immediately after the consummation of the merger, Mr. Krampf, CUseeMe's vice president of engineering, will serve as vice president of engineering of First Virtual Communications.

    (6) Under the terms of Mr. Cavanagh's employment agreement with First Virtual Communications, immediately after the consummation of the merger, Mr. Cavanagh, CUseeMe's vice president of sales, will serve as vice president, worldwide sales of First Virtual Communications.

    (7) Pursuant to an existing agreement with First Virtual Communications, Vulcan Ventures Incorporated has the right to appoint one director to the First Virtual Communications board of directors so long as Vulcan Ventures owns not less than 50% of the issued and outstanding First Virtual Communications Series A preferred stock. Vulcan Ventures will continue to have this right with respect to the board of directors of First Virtual Communications after the merger. Mr. Harris currently serves on the board of directors of First Virtual Communications as the representative of Vulcan Ventures.

    (8) Two of First Virtual Communications' four non-employee directors currently serving on its board of directors will remain as directors immediately after the consummation of the merger.

    (9) Pursuant to the merger agreement, CUseeMe appointed two directors from the three non-employee directors currently serving on CUseeMe's board of directors to First Virtual Communications' board of directors immediately after the consummation of the merger.

    Mr. Ungermann, 59, served as a director of First Virtual Communications and as its chairman of the board since co-founding First Virtual Communications in 1993. Since July 2000, Mr. Ungermann has served as its chief executive officer and president and served as its chief executive officer and president from 1993 until January 1999. From July 1979 to July 1993, Mr. Ungermann was chief executive officer and co-founder of Ungermann-Bass, Inc., a computer networking company, now a subsidiary of Newbridge Networks Corporation. Prior to his work at Ungermann-Bass, Mr. Ungermann was the co-founder and chief operating officer of Zilog, Inc., an early leader in the microprocessor industry, where he introduced the Z80 product line. He also serves as a director of Vertel Corporation. Mr. Ungermann obtained a B.S.E.E. from the University of California at Berkeley and an M.S.E.E. from the University of California at Irvine.

    Mr. Caballero, 41, has served as a director of CUseeMe since November 1995 and was appointed as the chairman of the CUseeMe board of directors in January 2000. He has been CUseeMe's chief executive officer since December 1998 and president since August 1997. He served as CUseeMe's interim president during June and July 1997, and as senior vice president of Research and Development and chief technology officer from November 1995 until June 1997. Mr. Caballero was a co-founder of White Pine Software, Europe and served as president, chief executive officer and chairman of the board of directors of White Pine Software, Europe from July 1991 until November 1995. Mr. Caballero holds a license in commercial and industrial sciences, major in computer sciences from the University of Geneva.

    Mr. Acres, 36, has been the vice president, finance and chief financial officer of First Virtual Communications since October 2000. From March 2000 to October 2000, he was controller of First Virtual Communications. From September 1996 to March 2000, Mr. Acres held a number of financial positions with IBM Corporation, a diverse high technology company, including chief financial officer of IBM Technology Products, People's Republic of China; chief financial officer of IBM Storage Products, Thailand; financial planning manager, IBM Storage Systems Division; financial planning manager of IBM Storage Products, San Jose Manufacturing; and financial analyst of IBM Storage Products Division. Prior to 1996, he also held financial positions with IBM Corporation in Research Triangle Park. Mr. Acres holds a B.S. in finance from the University of Tennessee.

    Mr. Bundy, 42, has served as CUseeMe's chief technology officer since July 1998, and previously as vice president of engineering for CUseeMe since joining in August 1993. Beginning in September 1991, Mr. Bundy was the vice president and principal engineer of Visual T.I., Inc., an x-server connectivity company, prior to its merger with CUseeMe Networks in August 1993. Mr. Bundy received a B.S. in electrical engineering from John Hopkins University.

    Mr. Cavanagh, 50, has served as CUseeMe's vice president of sales since February 2001. From October 1999 to February 2001, Mr. Cavanagh was the director of global channel sales at Aprisma Management Technologies, a Cabletron company providing network management software solutions sold entirely through the channel. From April 1998 through October 1999, Mr. Cavanagh held the position of vice president of worldwide sales and marketing at Newpoint Technologies. Previous to that, Mr. Cavanagh worked for PictureTel Corporation, a videoconferencing company, as director of divisional sales and marketing. Mr. Cavanagh holds an M.B.A. from Northeastern University.

    Mr. Griffin, 49, has been executive vice president, product operations of First Virtual Communications since October 2000. From July 1999 to October 2000, Mr. Griffin was vice president of operations of Ciena Inc., an optical networking systems company. From 1992 to 1999, he was the senior vice president of world wide operations at Magellan Inc., a satellite access products company. Prior to that time, Mr. Griffin held management positions at Sun Microsystems and Hewlett Packard. Mr. Griffin holds a B.S. in engineering from California State Polytechnic University and an M.B.A. from the University of California at Berkeley.

    Mr. Krampf, 36, has served as CUseeMe's vice president of engineering since July 1998 and has held a number of engineering positions with CUseeMe since joining in 1989. Mr. Krampf holds an M.S.

in electrical engineering from Worcester Polytechnic Institute, and a B.S. in computer science from Rensselaer Polytechnic Institute.

    Mr. Scott, 42, has served as CUseeMe's chief operating officer since October 2000. From November 1999 to September 2000, Mr. Scott was the chief operating officer for WiredEmpire, an enterprise software infrastructure company. From November 1997 to November 1999, Mr. Scott held a number of positions with CMG Direct, including as vice president of Internet marketing services and interim president. Mr. Scott holds an M.B.A. from Babson College, and a B.S. from the University of Lowell.

    Mr. Harris, age 44, has served as a director of First Virtual Communications since September 2000. Since December 1998, he has been a Senior Investment Analyst for Vulcan Ventures, Inc., a venture capital firm wholly-owned by Paul G. Allen. From 1992 to 1998, Mr. Harris was a financial executive in the high technology industry, and served as Chief Financial Officer for Claircom Communications Group, L.P., an affiliate of McCaw Cellular Incorporated and provider of specialized air-to-ground wireless communications services; Starwave Incorporated, a leading Internet company, which was founded by Mr. Allen; and Mirror Software, Inc., a provider of medical imaging software. From 1985 to 1990, Mr. Harris was an investment banker for Salomon Brothers Inc, and for Sumishin Capital from 1990 to 1992. Mr. Harris currently serves as a director of RCN Corporation, as well as several private companies. Mr. Harris received an M.B.A. from the Columbia University Graduate School of Business in 1985 and a B.A. in Economics from Rutgers University in 1982.

    Jonathan Morgan, 47, has served as a member of the board of directors of CUseeMe since May 1996. From June 1993 to January 2001, Mr. Morgan was a managing director of Prudential Securities Incorporated, an investment banking firm. Since January 2001, Mr. Morgan has served as a financial consultant to privately held companies in high technology industries.

    Adam Stettner, 37, has served as a member of the board of directors of CUseeMe since March 1999. Mr. Stettner has been the managing director of the Special Situations Technology Fund since April 1997. He has also served as the president of Stettner Consultants, Inc., a computer consulting company since 1989.

EXECUTIVE COMPENSATION

    The following table shows, for the fiscal years ended December 31, 2000, 1999 and 1998, compensation awarded or paid by First Virtual Communications or CUseeMe to, or earned by, each person who will be an executive officer of First Virtual Communications immediately after the merger:

Summary Compensation Table

				Long-Term Compensation Awards
		Annual Compensation
Name and Principal Position	Fiscal Year			Securities Underlying Options(#)(1)	All Other Compensation($)(2)
		Salary($)	Bonus($)
Ralph Ungermann Chairman of the Board	2000 1999 1998	69,225 47,975 175,000	— — 72,840	— 50,000 —	4,068 6,424 3,412
Killko A. Caballero Chief Executive Officer and President	2000 1999 1998	217,877 155,140 150,445	— 45,000 —	74,750 115,000 35,000	— — —
Randy Acres(3) Vice President, Finance and Chief Financial Officer	2000	106,181	12,005	217,000	833
David O. Bundy Chief Technology Officer	2000 1999 1998	147,379 128,546 132,405	10,000 25,000 —	19,500 30,000 20,000	— — 20,000	(6)
James Griffin(4) Executive Vice President, Product Operations	2000	53,675	—	300,000	520
Jeffrey Krampf Vice President Engineering	2000 1999 1998	120,309 109,455 95,765	5,000 12,000 0	19,500 30,000 30,000	— — —
Robert Scott(5) Chief Marketing Officer	2000	40,654	—	100,000	0

(1)
Represents options to purchase shares of First Virtual Communications common stock granted to Messrs. Ungermann, Acres and Griffin and options to purchase shares of CUseeMe common stock granted to Messrs. Caballero, Scott, Bundy and Krampf. The shares of CUseeMe common stock represent shares prior to the merger, without giving effect to the exchange ratio of 1.254.
(2)
Represents insurance premiums paid by First Virtual Communications with respect to group life and health insurance for the benefit of the named executive officers.
(3)
Mr. Acres commenced his employment with First Virtual Communications as controller in March 2000 and he became its vice president, finance and chief financial officer in October 2000.
(4)
Mr. Griffin commenced his employment with First Virtual Communications as executive vice president, product operations in October 2000.
(5)
Mr. Scott commenced his employment with CUseeMe as chief operating officer in October 2000.
(6)
Represents amounts paid by CUseeMe to Mr. Bundy in connection with his relocation to New Hampshire.

Option Grants in Last Fiscal Year

    The following table contains information concerning the grant of stock options by First Virtual Communications or CUseeMe during the fiscal year ended December 31, 2000 to each person who will be an executive officer of First Virtual Communications immediately after the merger.

	Individual Grants
					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(4)
	Number of Securities Underlying Options Granted (#)(1)
		Percentage of Total Options Granted in Fiscal Year(2)
Name and Principal Position			Exercise Price ($/Sh)(3)	Expiration Date
					5%($)	10%($)
Ralph Ungermann	—	—	—	—	—	—
Killko Caballero	74,750	6.4%	14.63	04/24/10	687,519	1,742,309
Randy Acres	55,000 12,000 50,000 100,000	1.1% .2% 1% 2%	19.94 5.19 5.50 2.91	03/15/10 05/31/10 08/25/10 10/12/10	690,921 39,237 173,250 183,330	1,743,753 99,025 437,250 462,690
David Bundy	19,500	1.7%	14.63	04/24/10	179,353	454,515
James Griffin	250,000 50,000	4.9% 1%	5.00 2.91	10/01/10 10/11/10	787,500 91,665	1,987,500 231,345
Jeffrey Krampf	19,500	1.7%	14.63	04/24/10	179,353	454,515
Robert Scott	100,000	8.5%	2.94	10/11/10	184,738	468,162

(1)
Represents options to purchase shares of First Virtual Communications common stock granted to Messrs. Ungermann, Acres and Griffin and options to purchase shares of CUseeMe common stock granted to Messrs. Caballero, Scott, Bundy and Krampf. The shares of CUseeMe common stock represent shares prior to the merger, without giving effect to the exchange ratio of 1.254. Generally, with regard to First Virtual Communications, 12.5% of the options become exercisable six months after the grant date and 2.38% become exercisable each month thereafter for 42 months. Generally, with regard to CUseeMe, 12.5% of the options become exercisable every six months for four years. The term of each option granted is generally the earlier of (a) ten years or (b) 30 days after termination of the employment of the holder.
(2)
Based on an aggregate of 5,083,100 options granted to employees, consultants and directors, including the named executive officers, of First Virtual Communications or 1,170,996 options granted to employees, consultants and directors, including the named executive officers, of CUseeMe during the fiscal year ended December 31, 2000.
(3)
The exercise price per share of each option is equal to the fair market value of the common stock on the date of grant.
(4)
The potential realizable value is calculated based on the term of the option at its time of grant. It is calculated by assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term at the appreciated stock price. All calculations are based on rounding the number of years remaining on the term of the option to the nearest whole number. No gain to the option holder is possible unless the stock price increases over the option term. The 5% and 10% assumed rates of appreciation are derived from the rules of the SEC and do not represent First Virtual Communications' estimate or projection of the future common stock price.

Aggregated Option Exercises in Last Fiscal Year and
Fiscal Year-End Option Values

    The following table discloses the aggregate dollar value realized upon exercise of stock options in the last fiscal year by executive officers continuing as executive officers of First Virtual Communications after the merger. For each named executive officer, the table also includes the total number of unexercised options and the aggregate dollar value of in-the-money unexercised options held at the end of the last completed fiscal year, separately identifying the exercisable and unexercisable options.

			Number of Securities Underlying Unexercised Options as of December 31, 2000(1)
					Value of In-The-Money Options as of December 31, 2000(2)
	Shares Acquired on Exercise (#)
Name		Value realized ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Ralph Ungermann	—	—	350,000	—	—	—
Killko A. Caballero	—	—	93,094	181,656	—	—
Randy Acres	—	—	12,062	204,938	—	—
David O. Bundy	5,000	67,813	69,938	59,562	—	—
James Griffin	—	—	0	300,000	—	—
Jeffrey Krampf	—	—	30,688	59,187	—	—
Robert Scott	—	—	—	100,000	—	—

(1)
Represents options to purchase shares of First Virtual Communications common stock granted to Messrs. Ungermann, Acres and Griffin and options to purchase shares of CUseeMe common stock granted to Messrs. Caballero, Scott, Bundy and Krampf.
(2)
Valuations above for unexercised in-the-money options are based on the difference between the option price and fair market value of $1.00 per share of First Virtual Communications common stock and $1.00 per share of CUseeMe common stock at December 29, 2000. The shares of CUseeMe common stock represent shares prior to the merger, without giving effect to the exchange ratio of 1.254.

First Virtual Communications Director Compensation

    First Virtual Communications does not currently provide cash compensation to directors for services in their capacity as a director, but directors may be reimbursed for certain expenses in connection with attendance at board and committee meetings. First Virtual Communications may compensate non-employee directors in the future.

    All of First Virtual Communications' non-employee directors are entitled to receive non-discretionary annual stock option grants under the First Virtual Communications non-employee directors' stock option plan. Under the directors' plan, each non-employee director who is first elected to the board of directors is automatically granted an option to purchase 30,000 shares of common stock. Each non-employee director will additionally be granted an option to purchase 10,000 shares of common stock on each anniversary of the director's original grant under the directors' plan. In addition, each non-employee director serving on a committee of the board of directors, including the audit, compensation and nominating committees will be granted an option to purchase 10,000 shares of common stock upon the director's appointment to the committee. Each non-employee director serving on a committee of the board of directors will additionally be granted an option to purchase 10,000 shares of common stock on election to the committee and/or each anniversary of the director's election to the committee so long as the director continuously serves on the committee. Options granted under the directors' plan are granted at the fair market value of the common stock on the date of grant. Options granted to non-employee directors under the directors' plan have a ten-year term and vest over a period of five years, with ten percent of the shares vesting six months after the grant date and the remaining shares vesting ratably on a daily basis thereafter.

Limitation of Liability and Indemnification Matters

    First Virtual Communications has entered into indemnification agreements with its current directors and executive officers and intends to enter into indemnification agreements with the directors and executive officers of First Virtual Communications after completion of the merger. The indemnification agreements provide, among other things, that First Virtual Communications will indemnify the officers or directors, under the circumstances and to the extent provided therein, for expenses, damages, judgments, fines and settlements an executive officer, or director, may be required to pay in actions or proceedings that the officer or director is or may be required to pay in actions or proceedings that the officer or director is or may be made a party by reason of his or her position as a director, officer or other agent of First Virtual Communications, and otherwise to the full extent permitted under Delaware law and First Virtual Communications bylaws.

    First Virtual Communications adopted a non-employee directors' change of control plan to provide non-employee directors of First Virtual Communications with the protection of certain benefits in case of a termination of his or her status as a director of First Virtual Communications in connection with a change of control of First Virtual Communications. The non-employee directors' change of control plan provides, as of the date of a change of control of First Virtual Communications, as defined in the plan, that, subject to certain tax circumstances, each of First Virtual Communications' then non-employee director's outstanding stock options, restricted stock awards and restricted stock purchases will vest and be exercisable in full.

Employment Agreements and Change of Control Agreements

    First Virtual Communications and/or CUseeMe have entered into employment agreements with each of Messrs. Caballero, Bundy, Krampf, Cavanagh and Scott. See page 60 for a summary of the terms of these employment agreements.

    CUseeMe has entered into executive retention agreements with Messrs. Bundy, Caballero, Krampf and Scott. See page 61 for a summary of the terms of these executive retention agreements.

    Executive Officers' Change Of Control Plan.  In February 1999, the board of directors of First Virtual Communications adopted the executive officers' change of control plan to provide certain executive officers of First Virtual Communications with protection of certain benefits in case of a termination of his or her employment with First Virtual Communications in connection with a change of control of First Virtual Communications, as defined in the executive plan. Messrs. Ungermann, Griffin and Acres and Ms. Cox are currently covered by the executive plan. Pursuant to the terms of the executive plan and merger, each of Messrs. Killko, Bundy, Scott, Krampf and Cavanagh also will be covered by the executive plan immediately after the consummation of the merger. Additionally, each person who, in the future, is confirmed as a Section 16 officer of First Virtual Communications by action of the board of directors will also be covered by the executive plan. "Section 16 officer" means an officer of First Virtual Communications, as defined in Rule 16a-1(f) promulgated under the Exchange Act, provided the officer is designated as such by action of the board of directors.

    If within 18 months following the date of a change of control of First Virtual Communications the executive's employment with First Virtual Communications terminates involuntarily other than for cause, as defined in the plan, death or disability, or if within the 18 month period, the executive officer terminates his or her employment with First Virtual Communications voluntarily with good reason, as defined below, then, subject to certain tax circumstances and limitations and conditions on benefits: (1) the executive officer will be entitled to receive base salary continuation payments at the executive officer's base salary rate in effect on the date of termination, paid on a monthly basis, for 12 months after the date of termination, in addition to any accrued but unpaid base salary, bonus payments, and/or accrued and unused vacation; (2) each of the executive officer's outstanding stock options, restricted stock awards and restricted stock purchases will have their vesting and exercisability schedules accelerated by 18 months as of the date of termination; (3) the executive officer will be entitled to receive bonus continuation payments totaling the executive officer's target bonus for the current fiscal year in effect on the date of termination, paid on a monthly basis for 12 months after the date of termination; and (4) if at the time of termination, the executive officer is covered by First Virtual Communications' group health plan, First Virtual Communications will provide to the executive officer, subject to the executive officer and his or her eligible spouse and/or dependents electing continuation coverage under COBRA, one hundred percent (100%) company-paid group health coverage at the same level of coverage as was provided to the executive officer immediately prior to the date of termination. If such coverage included the executive officer's spouse and/or dependents immediately prior to the date of termination, such spouse and/or dependents will also be covered at First Virtual Communications' expense. The coverage will continue until the earlier of 12 months from the date of termination, or the date that the executive officer and his or her spouse and/or dependents become covered under another employer's group health plan that provides the executive officer and his or her spouse and/or dependents with comparable benefits and levels of coverage. In no event will the executive officer be obligated to seek other employment or take any other action to mitigate the amounts payable to the executive officer under the executive plan.

    "Good reason" means: (1) any material reduction of the executive officer's duties, authority or responsibilities relative to the executive officer's duties, authority, or responsibilities as in effect immediately before such reduction, unless agreed to in writing by the executive officer; (2) a reduction by First Virtual Communications in the base salary or target bonus opportunity of the executive officer as in effect immediately before the reduction; (3) the relocation of the executive officer to a facility or a location more than 35 miles from the executive officer's then present location, without the executive officer's written consent; or (4) any failure of First Virtual Communications to obtain the assumption of the executive plan by any successor or assign of First Virtual Communications.

    The board of directors will administer the executive plan unless and until the board of directors delegates administration to a committee of the board of directors.

    Prior to a change of control of First Virtual Communications, the right to receive benefits under the executive plan will automatically terminate on the date upon which the executive officer ceases to be a Section 16 officer of the company, for any reason or no reason, as evidenced by the written resignation of such executive officer, by action of the board of directors removing such executive officer as a Section 16 officer or otherwise.

    The board of directors at any time, and from time to time, may amend or terminate the executive plan; provided, however, that any such termination must occur prior to the occurrence of a change of control of First Virtual Communications.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
OF FIRST VIRTUAL COMMUNICATIONS

    First Virtual Communications entered into agreements with Killko Caballero, David Bundy, Robert Scott, Jeffrey Krampf and Raymond Cavanagh which are described on page 60 of this prospectus/joint proxy statement.

    First Virtual Communications has entered into indemnification agreements with its directors and executive officers and intends to enter into indemnification agreements with any new directors and executive officers of First Virtual Communications after completion of the merger. The indemnification agreements provide, among other things, that First Virtual Communications will indemnify the executive officer or director, under the circumstances and to the extent provided therein, for expenses, damages, judgments, fines and settlements the executive officer or director may be required to pay in actions or proceedings that the executive officer or director is or may be made a party by reason of his or her position as a director, officer or other agent of First Virtual Communications, and otherwise to the full extent permitted under Delaware law and First Virtual Communications' bylaws.

BUSINESS OF FIRST VIRTUAL COMMUNICATIONS

Overview

    Founded in 1993, First Virtual Communications is a leader in rich media communications solutions, providing systems and services that enable system integrators and service providers to deliver an integrated suite of collaboration applications to their enterprise customers. First Virtual Communications also delivers solutions directly to corporate and public sector enterprises. First Virtual Communications' flagship product, Click to Meet™, is a high quality, face-to-face communications platform for e-collaboration designed to seamlessly integrate video and audio telephony, data collaboration, and streaming across IP, ISDN, DSL, and ATM networks. Click to Meet provides an optimal platform for delivering a new generation of video enabled B2B web applications, for commerce, distance learning, telemedicine, federal and state governments, and the judiciary.

    With over seven years of pioneering work in broadband video, First Virtual Communications is a leading provider of video networking hardware, software and services. Historically, First Virtual Communications has focused on providing video networking systems to the government, education and healthcare markets, both through direct and indirect sales. First Virtual Communications' strategic partners include Accord, Adaptive Broadband, Alcatel, Ameritech, AT&T, British Telecommunications plc, Cisco Systems, Inc., China Telecom, CUseeMe, EDS, Ezenia!, France Telecom, Ideal Technology Solutions, Nortel Networks, Polycom, Qwest Communications, SBC Communications Inc., Shanghai Telecom, Telstra, Verizon Communications, and other leading companies worldwide.

    First Virtual Communications is leveraging its leadership position in broadband video networking to capitalize on the rapidly emerging opportunity in rich media communications. First Virtual Communications addresses this opportunity by providing a full range of products and integration services aimed at delivering a centralized and simplified management platform, that will address video and audio telephony, data collaboration, and streaming over various network topologies. These platforms are targeted at service providers as well as the corporate enterprise.

    First Virtual Communications' management team brings significant networking and technology industry experience to First Virtual Communications and was substantially strengthened during 2000. During the past year, Ralph Ungermann (founder and chairman of the board) assumed the additional responsibility of chief executive officer. First Virtual Communications added a new chief marketing officer, Ruth Cox, a new chief financial officer, Randy Acres, and a new executive vice president of operations, James Griffin.

    First Virtual Communications agreed on May 7, 2001 to enter into an agreement with PictureTel Corporation and CUseeMe for a strategic technology, marketing, and distribution alliance to combine the three companies' audio, video, web collaboration, application server, multipoint server and client technologies. The collaboration is subject to the completion of the merger between First Virtual Communications and CUseeMe and execution of a definitive agreement for the collaboration. In consideration of technology, marketing and sales contributions to the proposed collaboration, PictureTel has been granted a warrant under which it will have the right to purchase up to 15% of First Virtual Communications outstanding common stock at the time of the warrant issuance, or 2,614,377 shares of First Virtual Communications common stock, at a purchase price of $0.91 per share, exercisable upon PictureTel's achievement of specified milestones. PictureTel's rights under the warrant are contingent upon closing of the merger on or before August 1, 2001 and approval by the stockholders of First Virtual Communications of the amendment of the First Virtual Communications certificate of incorporation to increase the authorized common stock of First Virtual Communications to an aggregate of 100,000,000 shares.

Industry Background

    In recent years, Internet infrastructure has evolved to meet the requirements of new and emerging Internet applications, such as the integration of voice and data. Until recently, however, the technologies employed in the Internet infrastructure were unable to differentiate between data transmission bursts and video streams. Therefore, the Internet was unable to support high quality video networking applications. These hindrances have historically limited an end user's ability to deploy and utilize interactive applications that simultaneously involve data and high quality video applications. Over the past year, however, the acceleration of the following four key market drivers has significantly enhanced the opportunity for First Virtual Communications' products and services.

  •
  Proliferation of Rich Media Communications.  Defined as communications that include more than one media type, such as video or audio telephony, streaming or data collaboration, rich media is a burgeoning field that combines the attributes of the Internet, television, and radio into one medium. According to First Albany, a financial analysis firm, the rich media market is expected to grow to $34 billion by 2004, for a compound annual growth rate of 53%. Rich media is being deployed in a wide variety of scenarios and improves the effectiveness of collaboration, training, advertising, sales and marketing functions, online services and self help applications. Companies using rich media communications should achieve cost reductions in the form of improved productivity, reduced expenses, reduced customer contact and support requirements, and reduced customer response errors.

  •
  Decline in Price of Broadband Access.  Companies are now able to purchase broadband access to the Internet at a fraction of the cost compared to one year ago. Since rich media communications generally require higher bandwidth, the cost of the bandwidth is now less of a barrier. As a result, more companies are embracing rich media communications.

  •
  Proliferation of Broadband Networks.  According to Ryan, Hankin & Kent, a market research and consulting firm, Internet and other traffic requirements will increase by over 4000% between 1999 and 2003. In response to these needs, network companies have increased network capacity. Because of this great increase in network capacity, telecommunications carriers are moving rapidly to exploit the plentiful and inexpensive bandwidth of their networks by adding video services to existing voice and data offerings. In addition to increased quality, video transmission over broadband networks costs a fraction of transmission over traditional ISDN networks. According to First Virtual Communications' estimates, telecommunications carriers realize transmission cost savings of up to 70% to 80%, based on the lower cost of using a broadband network compared to the higher costs of using ISDN connections. As a result, carriers now have greater ability to offer customers bandwidth-intensive applications such as videoconferencing, video broadcast and video on demand.

  •
  Decline in Cost of Desktop Video Endpoints.  Over the past year, a number of companies introduced consumer-grade desktop video cameras for less than $100 each, and some companies have introduced professional grade desktop video cameras for less than $1000 each. As with other communications products—such as cellular phones, which were prohibitively expensive at the time of their introduction, but which dropped in price and increased in functionality over time—the reduction in price and increase in functionality in desktop video endpoints also is driving demand for video applications.

First Virtual Communications' Products and Technology

    First Virtual Communications is a leading worldwide provider of simple, integrated rich media communications solutions for enterprises and service providers. First Virtual Communications offers a broad range of internally developed products (hardware and software) and integrates them with a wide variety of third party products to deliver a comprehensive rich media solution to our customers.

Products

  •
  Click to Meet—Providing turnkey, rich media communications systems and services, Click to Meet enables organizations to leverage their converged broadband networks for face-to-face e-collaboration. Using Click to Meet, organizations can enhance existing processes with two-way video, streaming and Web collaboration thereby reducing travel costs, improving productivity, and preserving long distance business relationships. Click to Meet is a complete end-to-end broadband video solution that gives users point-and-click access to ad-hoc and scheduled video calls, streams, conferences and data collaboration across many types of networks, including IP, ATM, ISDN, and DSL, through a web-based video communications portal.

  •
  Interactive video products—First Virtual Communications manufactures a range of products that deliver rich media communications over broadband networks, including:

  •
  a video interface unit that converts ISDN-based video room systems and desktops to run over ATM networks at rates up to T1 speeds;

  •
  a scalable video gateway that inter-connects IP, ISDN and ATM;

  •
  H.321 (ATM) and H.323 (IP) room and desktop systems;

  •
  an inexpensive software-based H.323 two-way video player;

  •
  a range of ATM and IP multi-point conference bridges, provided through technology partnerships with other leading companies; and

  •
  a flexible MPEG-2 video room system that supports the most demanding distance learning and telemedicine video calls.

  •
  Streaming and broadcast products—First Virtual Communications manufactures a family of scalable broadband video storage servers, broadcast servers and video kiosks for ATM environments that deliver MPEG-1 and MPEG-2 video streams. First Virtual Communications also manufactures flexible streaming servers for IP networks that support MPEG-1 and lower bit rates.

  •
  Broadband access devices—First Virtual Communications' multi-service access switch is an integral component of many enterprise video deployments, providing specific optimizations for delivering video over ATM according to ATM Quality of Service, or QoS, standards. First Virtual Communications' access switch offers a broad range of LAN and WAN interface options, making it the most cost-effective solution for multi-service branch office access.

Professional Services

    On the leading edge of advanced Internet technologies, First Virtual Communications applies a high level of professionalism to project design, implementation and support. First Virtual Communications' Professional Services Organization plays an important role, offering project management, project coordination, implementation design and engineering, quality control and training groups.

First Virtual Communications' Strategy

Provide the Applications That Facilitate Integration of Multiple Rich Media Communication Products and Networks

    Since its inception, First Virtual Communications has developed a leadership position in broadband video networking, especially over ATM. First Virtual Communications' solutions include multi-point videoconferencing and streaming. First Virtual Communications is focused on bringing products to market that cover all broadband network types, particularly IP, ISDN, ATM, and DSL. First

Virtual Communications is leveraging its video networking expertise to create products that seamlessly integrate across network standards, alleviating the burden of integration from the customer.

    First Virtual Communications is extending its expertise into rich media communications so that multiple products can be launched and controlled from the same web-based browser that controls the application. Integrated products include video telephony, audio telephony, video and audio streaming, and data collaboration.

Make Products Simple to Deploy, Support and Use

    Historically, the interfaces used to place a videoconferencing call have been proprietary and difficult to use, requiring the user to manually input a variety of complex and indiscernible information about the call, including such variables as network type, transmission speed and connection bandwidth. The development of web-based user interfaces allows for the point and click simplicity of a typical web-based browser. This simplifies the process and allows rich media communications to be initiated with a single click on a directory name, similar to the simple user experience of sending an email.

Integrate Best of Breed Products Through Open Systems and Standards

    A complete rich media communications solution could consist of the integration of many different products. While it is not the intention of First Virtual Communications to develop and manufacture all of these products, First Virtual Communications' strategy is to partner with the industry leaders who deliver the best of breed products. First Virtual Communications has an open platform, providing support for integration into other solutions. First Virtual Communications thus adds value through the development of its own products, as well as through integration with existing third-party products.

Exploit Large Under-Served Market Opportunity

    Massive infrastructure upgrades by carriers and corporations are being driven by the growing need for bigger pipes to carry data applications, and, in particular, Internet access. Established telecommunications and networking companies have yet to develop a high level of expertise in broadband video networking to service the corporate market. First Virtual Communications believes that rich media applications will benefit from the build-out of broadband data networks and that these applications are likely to become a strategic revenue source for carriers, as voice and data increasingly become commodity services. Due to its extensive experience with broadband video networking, First Virtual Communications believes that it is well positioned to capitalize on this opportunity.

Expand Deployment of IP-Based Video Networking Products

    In order to capitalize on the overall growth in the networking market and the trend towards the deployment of end-to-end IP networks, First Virtual Communications has expanded its product development focus into the IP environment. In 1998, First Virtual Communications introduced one of the first IP to ISDN to ATM gateways and an IP-based product for video streaming and video-on-demand. First Virtual Communications' current and future product development plans reflect an increased emphasis on IP-based products. Click to Meet is an IP-centric rich media communications platform.

Marketing, Sales and Customer Support

    First Virtual Communications believes that two significant growth areas for its rich media products and services are service providers and enterprises. First Virtual Communications' products take advantage of broadband networks being implemented in these environments to achieve high quality video transmission and provide a simple, integrated rich media communications portal.

    First Virtual Communications markets its products to business customers, government users and educational providers through its internal sales force and indirect sales channels. First Virtual Communications' internal sales force uses the company's video technology to directly qualify and stimulate end-user demand, as well as to manage First Virtual Communications' strategic relationships with value added resellers, or VARs, and systems integrators. A significant portion of First Virtual Communications' sales to date have been fulfilled through its original equipment manufacturers, or OEMs, including Nortel Networks. Sales through Nortel Networks, including Bay Networks, represented approximately 3% of First Virtual Communications' total sales in the first quarter of 2001, 6% of First Virtual Communications' total sales in 2000, 29% in 1999 and 39% in 1998. OEM's either sell and install First Virtual Communications' products directly or work with leading system integrators to sell and install First Virtual Communications' products. Systems integrators qualified to sell and install First Virtual Communications' products include Verizon, BT, EDS, France Telecom, Global Telemedics, IBM, SBC Communications, Clover, and Telindus, among others.

    First Virtual Communications has international offices in the United Kingdom, France, Germany, and Italy. First Virtual Communications also has authorized resellers in Finland, Hong Kong, The People's Republic of China, Saudi Arabia, and the Netherlands. For the quarter ended March 31, 2001, approximately 25% and for the years ended December 31, 2000, 1999 and 1998, approximately 12%, 14% and 21%, respectively, of First Virtual Communications' sales were generated from customers outside of the United States.

Research and Development

    Since its inception, First Virtual Communications has recognized that a strong technical base is essential to its long-term success and has made a substantial investment in research and development. To date, First Virtual Communications has aggressively brought a wide range of products into the marketplace. First Virtual Communications intends to continue to make substantial investments in product development and to participate in the development of industry standards. First Virtual Communications monitors changing customer needs and works closely with its OEM partners, end-user customers and market research organizations to track changes in the marketplace, including emerging industry standards in both networking and video. First Virtual Communications intends to maintain its product development focus on products for the two-way video broadband networking market.

    First Virtual Communications' research and development expenditures totaled $4 million for the first quarter of 2001 and $12.5 million, $10.2 million, and $9.5 million for the years ended December 31, 2000, 1999 and 1998, respectively. First Virtual Communications performs its research and product development activities primarily at its headquarters in Santa Clara. During the past year, First Virtual Communications also opened a research and development center in India, which the company believes will improve the time-to-market of new products.

Competition

    The rich media communications industry is extremely competitive. There are multiple companies that have separate offerings for video telephony, audio telephony, data collaboration, and streaming. While there is no one competitor that currently offers all aspects of a rich media solution in an integrated platform, First Virtual Communications believes that several companies are developing such products. These competitors include PictureTel/1414c, Polycom/Accord, WireOne, RADVision, and Genesys.

    First Virtual Communications faces competition from companies that have products in related areas. First Virtual Communications could encounter new competition if companies that distribute First Virtual Communications' products, or whose interactive video equipment is used together with First Virtual Communications' products, develop or acquire video networking technologies or products.

    In order to compete effectively, First Virtual Communications must offer an end-to-end solution, provide high-performance products and services that comply with applicable standards and are easy to use, and expand its product distribution channels domestically and internationally. In addition, First Virtual Communications expects price competition to escalate in the rich media communications industry which may force First Virtual Communications in the future to lower product prices on a regular basis and add new products and features without increasing prices. First Virtual Communications may not be able to compete successfully in such a price competitive environment.

Manufacturing

    First Virtual Communications uses third-party manufacturers to perform materials planning, production scheduling, mechanical assembly, board testing, system integration, burn-in, final system testing and distribution of its products to customers. First Virtual Communications' operations staff develops manufacturing strategies and qualifies manufacturing processes and suppliers. First Virtual Communications and its contract manufacturers work together to reduce manufacturing costs and to resolve quality control issues. First Virtual Communications' manufacturing strategy enables it to leverage the manufacturing capabilities of its third-party manufacturers, while allowing First Virtual Communications to focus on its core competencies of rapid product development and deployment. If one or more of First Virtual Communications' manufacturers experiences quality or other problems, product shipments by First Virtual Communications may be delayed. If First Virtual Communications is required to replace its manufacturers, this could result in short-term cost increases and delays in delivery that could have a material adverse effect on First Virtual Communications' business, financial condition and results of operations. First Virtual Communications' supply chain, including reserve inventory buffer stock of critical components, may not be sufficient to meet increases in demand occurring simultaneously with delayed deliveries from manufacturers. First Virtual Communications may not be able to negotiate acceptable arrangements with its existing or future manufacturers, or negotiate arrangements that will be on terms favorable to First Virtual Communications.

Employees

    As of March 31, 2001, First Virtual Communications employed 152 individuals full-time. In addition, First Virtual Communications employs a number of temporary, contract employees. First Virtual Communications' employees are not represented by a collective bargaining agreement and First Virtual Communications believes its relationships with its employees are good.

Properties

    First Virtual Communications is headquartered in Santa Clara, California, where it leases approximately 48,000 square feet of space that houses administrative, sales and marketing, customer service, operations and product development activities. The space is occupied pursuant to an operating lease that expires in 2009. Additionally, First Virtual Communications has rental agreements for small sales offices in the United States, Europe and Asia. Rental expense under these facility leases for the three months ended March 31, 2001 was approximately $300,000 and the year ended December 31, 2000 was approximately $1.2 million. First Virtual Communications believes that its existing facilities are adequate to meet current needs.

Legal Proceedings

    On or about April 9, 1999, several purported class action suits were filed in the United States District Court for the Northern District of California alleging violations of the federal securities laws against First Virtual Communications and certain of its officers and directors in connection with First Virtual Communications' reporting of its financial results for the period ended December 31, 1998. The court dismissed these actions without leave to amend on February 14, 2000. The plaintiffs filed a notice of appeal with the Ninth U.S. Circuit Court of Appeals on March 29, 2000. The appeal has been fully briefed by all parties and no date for oral argument has yet been set.

    On April 23, 2001, First Virtual Communications received notice of a shareholder's derivative action filed in California Superior Court in the County of Santa Clara, entitled Emma L. Flayer, Derivatively, On Behalf of First Virtual Communications, Inc., Plaintiff, vs. Ralph Ungermann, et. al, Defendants, And First Virtual Communications, Inc., Nominal Defendant. The Plaintiff alleges that, among other things, certain directors and officers of First Virtual Communications sold shares of First Virtual Communications stock between January 21, 1999 and April 6, 1999, while in possession of material non-public information pertaining to First Virtual Communications. The Plaintiff alleges that First Virtual Communications is entitled to recover damages from the defendants by reason of their alleged acts and that the plaintiff is entitled to recover her attorney fees. First Virtual Communications currently is reviewing the action.

FIRST VIRTUAL COMMUNICATIONS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion of the financial condition and results of operations of First Virtual Communications should be read in conjunction with the consolidated financial statements and the related notes included in this prospectus/joint proxy statement. The discussion in this prospectus/joint proxy statement contains forward-looking statements that involve risks and uncertainties. First Virtual Communications' actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to the differences include, without limitation, those discussed in this section and the sections entitled "Risk Factors," and "Business of First Virtual Communications," as well as those discussed elsewhere in this prospectus/joint proxy statement. First Virtual Communications assumes no obligation to update any forward looking statements contained herein.

Overview

    First Virtual Communications provides equipment and services that enable the delivery of video applications over broadband communications networks. First Virtual Communications was incorporated in California in October 1993 and reincorporated in Delaware in December 1997. First Virtual Communications first shipped its video networking products in 1995 and announced its video services product offering in September 1999.

    First Virtual Communications' revenues in 2000 resulted from the sale of video networking systems and services to enterprise customers and to telecommunications service providers. First Virtual Communications' internal sales force qualifies and stimulates end-user demand, and manages First Virtual Communications' strategic relationships with its distribution partners, including OEMs, VARs and systems integrators. In the first quarter of 2001, more than 29.5%, and in 2000, more than 43%, of First Virtual Communications' revenue was derived through its distribution partners, including EDS, Verizon, Avaya, Williams Communications, Dataserv, AT&T, Clover Technologies and Total Systems Integration. In 1999, more than 75% of First Virtual Communications' revenue was derived through its distribution partners, including Ameritech (a subsidiary of SBC Communications, Inc.), Bell Atlantic, BT, Cisco, EDS, France Telecom, Ingram Micro, IBM, Nortel, Qwest and Telstra.

    First Virtual Communications maintains sales offices in the United Kingdom, France, Germany and Italy, and distributes its products under the FVC.COM name in both Europe and Asia through resellers and distributors in more than 25 countries. For the quarter ended March 31, 2001, approximately 25%, and for the years ended December 31, 2000, 1999 and 1998, approximately 12%, 14% and 21%, respectively, of First Virtual Communications' sales were generated from customers outside of the United States. First Virtual Communications expects that sales from shipments to customers outside of the United States will continue to represent a significant portion of its future revenues. In addition, First Virtual Communications believes that a small portion of its sales through OEM's, resellers and integrators are ultimately sold to international end-users. Revenues from First Virtual Communications' international operations are subject to various risks. To date, First Virtual Communications has not engaged in any foreign currency hedging activity.

    Revenues are recognized upon shipment of products to customers, provided no significant obligations remain, collectibility is probable and returns are estimable. Revenues from sales to certain of First Virtual Communications' resellers are subject to agreements allowing rights of return and price protection. In these cases, First Virtual Communications provides reserves for estimated future returns and allowances upon revenue recognition. These reserves are estimated based upon historical rates of returns and allowances, reseller inventory levels, First Virtual Communications' estimates of sell through by resellers and other related factors. Actual results could differ from these estimates. In the event of the inability to estimate returns from any reseller, First Virtual Communications defers revenue recognition until the reseller has sold the products to the end-user.

    Advance payments received from customers and gross margin deferred with respect to sales to resellers wherein First Virtual Communications does not have the ability to estimate returns are recorded as deferred revenue. At March 31, 2001 and December 31, 2000, deferred revenue was $1.5 and $1.1 million, respectively, primarily from contracts for support and maintenance.

Results of Operations

    The following table sets forth certain items from First Virtual Communications' consolidated statements of operations as a percentage of total revenues for the periods indicated. The data set forth below should be read in conjunction with First Virtual Communications' consolidated financial statements and notes thereto.

	Quarter Ended March 31,		Year Ended December 31,
	2001	2000	2000	1999	1998
Revenues	100%	100%	100.0%	100.0%	100.0%
Cost of revenues	59.0%	55.0%	57.1%	63.1%	51.6%

Gross profit	41.0%	45.0%	42.9%	36.9%	48.4%

Operating expenses:
Research and development	91.0%	26.6%	31.3%	22.3%	25.4%
Selling, general and administrative	147.3%	58.0%	61.2%	47.3%	31.9%
Acquired in-process research and development	0.0%	0.0%	0.0%	0.0%	12.5%

Total operating expenses (1)	238.2%	84.6%	92.5%	69.6%	69.8%

Operating loss	197.3%	(39.6)%	(49.6)%	(32.7)%	(21.4)%
Other income (expense), net	7.2%	0.2%	2.7%	1.3%	(0.1)%

Net loss	190.1%	(39.4)%	(46.9)%	(31.4)%	(21.5)%

Comparison of the Three Months Ended March 31, 2001 to the Three Months Ended March 31, 2000

    Revenues.  Revenues were $4.4 million for the three months ended March 31, 2001, a decrease of 56.5% from the three months ended March 31, 2001. The decreases in revenues resulted from lower product shipments to both enterprise customers and service providers. The slowing economy is causing many of our customers to slow their purchase decision making process.

    Gross Profit.  Gross profit consists of revenues less the cost of revenues, which consists primarily of costs associated with the manufacture of First Virtual Communications' products by outside manufacturers and related costs of freight, inventory obsolescence, royalties and warranties. These manufacturers procure the majority of materials, except for certain key components, which First Virtual Communications purchases from third-party vendors.

    Gross profit for the three months ended March 31, 2001 decreased to 41.0%, from 45.0% in the comparable period of 2000. The decline in gross profit was primarily attributable to the lower overall level of revenues and due to changes in product mix.

    Research and Development.  Research and development expenses consist primarily of personnel costs, costs of contractors and outside consultants, supplies and materials expenses, equipment depreciation and overhead costs. Research and development expenses increased to 91.0% of revenues in the quarter ended March 31, 2001, from 26.6% during the quarter ended March 31, 2000. The increase as a percentage of revenues was due to the reduction in revenues during the three months period of 2001 and due to increases in the dollar level of spending for research and development activities.

    The increase in absolute dollars of spending in the three months ending March 31, 2001 was $1.3 million, compared to the comparable period of 2000. The increase was principally due to the hiring of additional engineers and consultants for product development, including the expenses of the software development organization in Hyderabad, India and activities associated with First Virtual Communications' Click to Meet product. First Virtual Communications believes that research and development expenses will continue to increase in absolute dollars for the foreseeable future. However, such expenses will fluctuate depending on various factors, including the status of development projects.

    Selling, General and Administrative.  Selling, general and administrative (SG&A) expenses include personnel and related overhead costs for sales, marketing, finance, human resources and general management. SG&A expenses also include costs of outside contractors, advertising trade shows, other marketing and promotional expenses, and goodwill amortization. As a percentage of revenue, SG&A expenses increased to 147.3%, or $6.5 million during the quarter ended March 31, 2001, from 58.0%, or $5.8 million during the quarter ended March 31, 2000. The increase in absolute dollars was primarily due to an increase in marketing and business development personnel. The increase in SG&A as a percentage of revenues in the quarter ended March 31, 2001 reflected expense increases while revenues declined, including increased spending in administrative functions and spending associated with activities in international markets.

    Other Income, Net.  Other income, net consists primarily of interest income earned on short-term investments and cash balances, offset by interest expense relating to First Virtual Communications' credit facilities and long-term debt. Other income, net totaled $316,000 for the three months ended March 31, 2001, compared to other income, net of $93,000 for the three months ended March 31, 2000. The increase was due primarily to the result of interest income from higher average cash balances in 2001.

    Minority Interest in Consolidated Subsidiary.  Minority interest reflects the interest of minority stockholders in the operating results of First Virtual Communications' consolidated subsidiary in the United Kingdom. First Virtual Communications acquired a controlling interest in this entity in May 1999. For the three months ended March 31, 2001 and 2000, the amounts reflect the portion of profits and losses in this subsidiary that were attributable to minority stockholders.

    Income Taxes.  First Virtual Communications has incurred losses since inception. No tax benefit was recorded for any period presented, as First Virtual Communications believes that, based on the history of such losses and other factors, the weight of available evidence indicates that it is more likely than not that it will not be able to realize the benefit of these net operating losses, and thus a full valuation reserve has been recorded.

Comparison of the Years Ended December 31, 2000, 1999 and 1998

    Revenues.  Revenues decreased by $5.7 million, or 12%, to $40.0 million in 2000, from $45.7 million in 1999. Revenue from enterprise customers during the year ended December 31, 2000 declined by $6.3 million, to $31.1 million, principally due to lower sales of First Virtual Communications' legacy ATM products. This decline was partially offset by an increase in revenue from service providers to $8.9 million, compared to $8.3 million in 1999. This increase was the result of action taken by First Virtual Communications to establish service providers as a meaningful channel for sales of First Virtual Communications' products. In 1999, revenue increased by $8.4 million, compared to $37.3 million in 1998, primarily as a result of strong demand for First Virtual Communications' products and the establishment of the service provider channel.

    Gross Profit.  Gross profit consists of revenues less the cost of revenues, which includes the costs associated with the manufacture of First Virtual Communications' products by outside manufacturers and related costs of freight, inventory obsolescence, royalty and warranty. These manufacturers procure the majority of materials, except for certain key components that First Virtual Communications purchases from third-party vendors.

    For the year ending December 31, 2000, gross profit increased by $0.3 million to $17.2 million, or 43% of net revenue, compared to $16.8 million, or 37% of net revenue, in the previous year. In 2000,

First Virtual Communications recorded charges to cost of revenues totaling $2.4 million related to inventory valuation adjustments for certain products. Excluding this charge from the 2000 results, gross profit increased by $2.7 million.

    In 1999, gross profit decreased by $1.2 million to $16.8 million, or 37% of net revenue, from $18.0 million, or 48% of net revenue, in 1998. In 1999, First Virtual Communications recorded charges totaling $5.0 million to cost of revenues inventory valuation adjustment for certain products and product returns reserves related to certain international resellers. Excluding the charge recorded in 1999, gross margins increased by $3.8 million to $21.9 million or 48% of revenue, compared to the gross profit rate recorded in 1998.

    Research and Development.  Research and development expenses consist primarily of personnel costs, cost of contractors and outside consultants, supplies and material expenses, equipment depreciation and overhead costs. Research and development expenses increased to $12.5 million in 2000, an increase of 23% over the $10.2 million recorded in 1999 and an increase of 32%, or $3.1 million, compared to 1998. As a percentage of total revenues, research and development expenses increased to 31.3% in 2000, from 22.3% in 1999 and 25.4% in 1998. The increases in absolute dollars were principally due to the hiring of additional engineers and consultants for product development, including the start up of a new software development organization in Hyderabad, India in the third quarter of 2000, and activities associated with First Virtual Communications' Click to Meet™ product introduced in February 2000. The increase in research and development expenses as a percentage of revenues was due to relatively lower sales compared to research and development expenses. First Virtual Communications believes that research and development expenses will continue to increase in absolute dollars for the foreseeable future. However, these expenses will fluctuate depending on various factors, including the number and types of development projects.

    Selling, General and Administrative.  Selling, general and administrative expenses (SG&A) include personnel and related overhead costs for sales, marketing, finance, human resources and general management. These expenses also include costs of outside contractors, advertising, trade shows and other marketing and promotional expenses. SG&A increased 13.3% in 2000, to $24.5 million, from $21.6 million in 1999 and $11.9 million in 1998. As a percentage of total revenues, SG&A was 61.2% in 2000, compared to 47.3% in 1999 and 31.9% in 1998. The increase in absolute dollars in 2000 over 1999 and 1999 over 1998 was the result of the expansion of First Virtual Communications' sales and marketing infrastructure, as well as higher marketing costs associated with advertising and promotional activities, and higher selling costs in 2000 and 1999. The increase in 1999 compared to 1998 also included a charge of $1.2 million to increase the provision for bad debts, related to certain international customers. SG&A also includes non-cash compensation charges relating to First Virtual Communications' employee stock plans of $267,000 in 2000, $493,000 in 1999, and $589,000 in 1998. The increase in SG&A as a percentage of revenues in 2000 compared to 1999 and 1999 compared to 1998 reflected expense increases that exceeded the rate of revenue growth, including increased spending in administrative functions and spending associated with activities in international markets.

    Acquired In-Process Research and Development.  In August 1998, First Virtual Communications acquired ICAST Corporation, a developer of software designed for Internet and intranet broadcasting of real-time video, audio and data. The purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair market values at the date of acquisition as determined by an independent appraisal. The acquired in-process research and development represents the estimated fair market value, using a risk-adjusted income approach, of specifically identified technologies which had not reached technological feasibility and had no alternative future uses. The purchase price, including liabilities assumed of $1.8 million, aggregated approximately $7.6 million, of which $4.7 million was allocated to acquired in-process research and development.

    At the time of the acquisition, ICAST was a privately held, development stage company involved in research and development of a low-bit rate software product designed for Internet and intranet broadcasting of real-time video, audio and data. The value assigned to in-process research and development was based on this research project for which technological feasibility had not been established. The value was determined by estimating the expected cash flows from this project once commercially viable, discounting the net cash flows back to their present value and then applying a percentage of completion.

    The percentage of completion for this project was determined by comparing both effort expended and research and development costs incurred as of August 1998, to the remaining effort to be expended and research and development costs to be incurred, based on management's estimates, to bring the project to technological feasibility. Based on these comparisons, management estimated the project to be approximately 83% complete as of the date of acquisition. The project was substantially completed in December 1998. The effort and costs required to complete the project approximated the estimates made by management at the date of acquisition.

    Other Income (Expense), Net.  Other income (expense), net consists primarily of interest expense relating to First Virtual Communications' credit facilities and long-term debt, offset in part by interest income earned on short term investments and cash balances. Other income, net totaled $1.2 million in 2000 and $0.6 million in 1999 and other net (expense) was $42,000 in 1998.

    The increase in other income, net in 2000 from 1999 was primarily the result of interest income from the higher average cash balances in 2000 compared to 1999. The change from 1999 to 1998 was primarily due to reduced interest expense on short-term borrowings.

    Income Taxes.  As of December 31, 2000, First Virtual Communications had net operating loss carry-forwards for federal tax purposes of approximately $45.9 million. These carry-forwards, if not utilized to offset future taxable income, will expire at various dates beginning in 2013. In addition, under the Tax Reform Act of 1986, the amount of the benefit that can be carried forward may be limited in certain circumstances, including, but not limited to, a cumulative stock ownership change of more than 50% over a three year period, as defined. No benefit has been recorded for income taxes for any of the periods presented as First Virtual Communications believes that, based on the history of such losses and other factors, the weight of available evidence indicates that it will not be able to realize the benefit of these net operating losses. Thus, a full valuation reserve has been recorded.

Liquidity and Capital Resources

    Since inception, First Virtual Communications has financed its operations primarily through private and public placements of equity securities and to a lesser extent through credit facilities and long-term debt. As of March 31, 2001 and December 31, 2000, First Virtual Communications had cash and cash equivalents and short-term investments of $18.4 million and $23.9 million, respectively, and working capital of $29.6 million and $31.7 million, respectively.

    On June 8, 2000, First Virtual Communications issued 27,437 shares of Series A convertible preferred stock in a private placement to Vulcan Ventures Incorporated for an aggregate purchase price of $27,437,000. The preferred stock is convertible into 3,429,625 shares of common stock of First Virtual Communications. First Virtual Communications also issued a five-year warrant to Vulcan to purchase 850,000 shares of common stock at $7.00 per share. On the date of issuance, the warrant had an approximate fair market value of $3.7 million determined using the Black-Scholes pricing model. The warrant provides anti-dilution protection to Vulcan, including protection in the event First Virtual Communications issues additional shares of common stock at a price less than $7.00 per share, subject to certain exceptions. After fees and expenses, the net proceeds of this issuance of preferred stock was $24.2 million.

    First Virtual Communications has used cash in its operating activities primarily to fund losses incurred through March 31, 2001 and to finance its working capital needs.

    During the three months ended March 31, 2001, First Virtual Communications used $5.3 million in its operating activities. This was comprised of the loss of $8.3 million and reductions in accounts payable ($0.9 million) and accrued liabilities ($0.6 million), increase in inventory ($3.5 million) and deferred revenue ($0.4 million), and partially offset by reductions in accounts receivables. The reduction in receivables was due to collection activity and reduced revenues compared with the preceding quarter. During the three months ended March 31, 2000, First Virtual Communications used $1.8 million in operating activities. This was comprised of the loss of $4.0 million and a reduction in accounts payable of $2.3 million, and deferred revenue ($1.0 million), partially offset by reductions in accounts receivable ($2.9 million), inventory ($1.0 million), and changes in other assets and liability accounts.

    Cash used in operating activities totaled $10.6 million in 2000, reflecting the net loss of $18.8 million and an increase in accounts payable of $1.8 million, offset in part by reductions of $1.2 million in inventory, $2.3 million in other current assets, and $3.6 million in accounts receivable. Cash used in operating activities totaled $16.5 million in 1999, reflecting the net loss of $14.3 million and net increases in both inventory and accounts receivable associated with the increase in business activity level in 1999 compared to 1998.

    Net cash used in investment activities totaled $9.7 million for the three months ended March 31, 2001, consisted primarily of $9.9 million in net sales of short-term investments and partially offset by $0.2 million used for the acquisition of property and equipment. Net cash provided by investing activities for the three months ended March 31, 2000 totaled $1.8 million, primarily from proceeds from the sale of short term investments.

    Cash used in investment activities totaled $17.0 million in 2000, primarily due to purchases of short-term investments of $15.9 million and the acquisition of property and equipment of $1.3 million. Capital expenditures declined from $2.0 million in 1999 to $1.3 million in 2000, and consisted of purchases of computers and related equipment, furniture and fixtures necessary to support First Virtual Communications' growth. To date, First Virtual Communications has not made significant outlays for capital expenditures because of its strategy to outsource manufacturing and certain other functions. Cash provided by investment activities totaled $6.0 million in 1999, primarily the proceeds from the sale of short-term investments of $8.6 million partially offset by the acquisition of property and equipment of $2.0 million. Capital expenditures in 1999 were at the same level as 1998, and consisted of purchases of computers and related equipment, furniture and fixtures necessary to support First Virtual Communications' growth.

    Cash provided by financing activities was $10,000 for the three months ended March 31, 2001, principally from the increase in capital lease obligations. Cash provided by financing activities was $1.5 million for the three months ended March 31, 2000, principally due to the exercise of employee stock options and purchases under First Virtual Communications' employee stock purchase plan.

    Cash provided by financing activities was $27.0 million in 2000, and consisted principally of $24.3 million in proceeds from the issuance of preferred stock and $3.0 million from the issuance of Common Stock. Cash provided by financing activities was $1.1 million in 1999, and consisted principally of $2.6 million in proceeds from the sale of common stock through First Virtual Communications' stock option and stock purchase plans, offset in part by the repayment of $1.3 million in notes payable that were assumed by First Virtual Communications in the acquisition of ICAST in August 1998.

    First Virtual Communications believes that its cash, cash equivalents and short term investments of $18.4 million at March 31, 2001, together with existing sources of liquidity, will provide adequate cash to fund its current operations for the next 12 months.

    However, in order to aggressively pursue business opportunities in the rich media communications business and to have increased flexibility to take advantage of other business opportunities that are not yet known, First Virtual Communications may be required to seek equity investments from strategic partners and potential strategic partners in the future. Should First Virtual Communications sell additional equity, the sale may result in dilution to First Virtual Communications' stockholders. Should First Virtual Communications be unsuccessful in its efforts to raise equity from strategic partners, it may seek additional capital from the public and/or private equity markets that will likely result in dilution of First Virtual Communications' stockholders.

Quantitative and Qualitative Disclosure About Market Risk

    As of March 31, 2001, First Virtual Communications held a total of $18.4 million of cash, cash equivalents and short-term investments. These securities, which consist primarily of U.S. government securities, municipal notes and corporate bonds, are subject to interest rate risk and will decline in value if market interest rates increase. If market interest rates were to increase immediately and uniformly by ten percent from levels as of March 31, 2001, the decline in fair value of the portfolio would not be material.

    First Virtual Communications transacts substantially all of its operations in United States dollars and therefore is not subject to fluctuations in foreign exchange rates. Accordingly, First Virtual Communications currently does not use derivative financial instruments. First Virtual Communications has no fixed rate obligations except for capitalized leases of approximately $129,000. As such, First Virtual Communications is not subject to an adverse material impact from changes in interest rates.

New Accounting Pronouncements

    In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," or SFAS No. 133. The new standard requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Under SFAS No. 133, gains or losses resulting from changes in the values of derivatives are to be reported in the statement of operations or as a deferred item, depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the derivative must be highly effective in achieving offsetting changes in fair value or cash flows of the hedged items during the term of the hedge. In June 1999, the FASB issued SFAS No. 137, "Deferral of the Effective Date of FASB Statement Number 133," to defer for one year the effective date of implementation of SFAS No. 133. SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000, with earlier application encouraged. The adoption of SFAS No. 133 on January 1, 2001 did not have a material impact on First Virtual Communications' financial position, results of operations on cash flows.

BENEFICIAL SECURITY OWNERSHIP OF CERTAIN OWNERS AND MANAGEMENT OF
FIRST VIRTUAL COMMUNICATIONS

    The following table sets forth certain information regarding the beneficial ownership of First Virtual Communications common stock as of May 10, 2001 by (1) all those known by First Virtual Communications to be the beneficial owner of more than 5% of First Virtual Communications' common stock, (2) each director, (3) First Virtual Communications' chief executive officer and other three most highly compensated executive officers who earned more than $100,000 in salary and bonus at December 31, 2000, (4) First Virtual Communications' former president and chief executive officer and two former executive officers who would have been among the most highly compensated executive officers earning more than $100,000 in salary and bonus at December 31, 2000 and (5) all current directors and executive officers as a group.

	Beneficial Ownership(2)
Name and Address(1)	Number of Shares	Percent of Total
Entities Affiliated with Accel IV L.P.(3) 428 University Avenue Palo Alto, CA 94301	1,301,401	7.5%
Ralph Ungermann(4)	2,247,499	12.6%
Edward Harris(5) c/o Vulcan Ventures Incorporated 505 Union Station 505 Fifth Avenue South, Suite 900 Seattle, WA 98104	4,482,375	20.5%
Vulcan Ventures Incorporated(6) 505 Union Station 505 Fifth Avenue South, Suite 900 Seattle, WA 98104	4,475,125	20.4%
Richard M. Beyer	10,683	*
Randy Acres(7)	51,371	*
Ruth Cox(8)	66,324	*
Steven C. Rackets	1,086	*
Truman Cole(9)	59,570	*
Allwyn Sequeira(10)	335,102	1.9%
Pier Carlo Falotti(11)	108,612	*
David A. Norman(12)	86,945	*
Robert W. Wilmot(13)	242,805	1.4%
All directors and executive officers as a group (8 persons)	7,621,093	33.6%

*
Less than one percent.
(1)
Unless otherwise noted in the table, the address for First Virtual Communications' executive officers and directors is: c/o First Virtual Communications, 3393 Octavius Drive, Santa Clara, CA 95054.
(2)
This table is based upon information supplied by officers, directors, principal stockholders and Schedules 13D and 13G filed with the SEC. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options exercisable within 60 days of

  May 10, 2001. Percentage of beneficial ownership is based on 17,429,183 shares of common stock outstanding as of May 10, 2001. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, First Virtual Communications believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

(3)
Includes 1,047,675 shares held by Accel IV L.P., 42,319 shares held by Accel Investors '93 L.P., 21,731 shares held by Accel Keiretsu L.P., 229 shares held by Accel Partners & Co. Inc., 3,082 shares held by Accel Keiretsu V L.P., 9,247 shares held by Accel Investors '96 L.P., 156,164 shares held by Accel V L.P., and 20,954 shares held by Accel Internet/Strategic Technology Fund L.P.
(4)
Includes 1,897,499 shares held in the name of Ralph Ungermann, Trustee or Successor Trustee of the Ralph K. Ungermann Living Trust U/A/D May 18, 1988, as amended, and 350,000 shares Mr. Ungermann has the right to acquire pursuant to outstanding options exercisable within 60 days of May 10, 2001.
(5)
Includes 4,475,125 shares held by Vulcan Ventures Incorporated, which includes 3,429,625 shares of common stock issuable upon conversion of shares of Series A preferred stock held by Vulcan Ventures; 850,000 shares of common stock issuable upon exercise of a warrant held by Vulcan Ventures and 195,500 shares of common stock held by Vulcan Ventures. Also, includes 6,250 shares of common stock that Mr. Harris has the right to acquire pursuant to outstanding options exercisable within 60 days of May 10, 2001. Mr. Harris disclaims beneficial ownership of all shares held by Vulcan Ventures.
(6)
Includes 3,429,625 shares of common stock issuable upon conversion of shares of Series A preferred stock held by Vulcan Ventures and 850,000 shares of common stock issuable upon exercise of a warrant held by Vulcan Ventures.
(7)
Includes 47,519 shares of common stock that Mr. Acres has the right to acquire pursuant to outstanding options exercisable within 60 days of May 10, 2001.
(8)
Includes 65,624 shares of common stock that Ms. Cox has the right to acquire pursuant to outstanding options exercisable within 60 days of May 10, 2001.
(9)
Includes 56,397 shares of common stock that Mr. Cole has the right to acquire pursuant to outstanding options exercisable within 60 days of May 10, 2001.
(10)
Includes 4,781 shares of common stock subject to repurchase by First Virtual Communications as of the date hereof and 209,943 shares Mr. Sequeira has the right to acquire pursuant to outstanding options exercisable within 60 days of May 10, 2001.
(11)
Includes 18,612 shares Mr. Falotti has the right to acquire pursuant to outstanding options exercisable within 60 days of May 10, 2001.
(12)
Includes 61,667 shares held in the name of David Arthur Norman and Mamie R. Norman TTEE, Norman Family Revocable Trust, U/A DTD 8/20/87 and 25,278 shares Mr. Norman has the right to acquire pursuant to outstanding options exercisable within 60 days of May 10, 2001.
(13)
Includes 178,750 shares held in the name of Robert W. Wilmot and Mary J. Wilmot, trustees of the Wilmot Living Trust u/d/t dated April 18, 1995, and 64,055 shares Mr. Wilmot has the right to acquire pursuant to outstanding options exercisable within 60 days of May 10, 2001.

BUSINESS OF CUSEEME

Overview

    CUseeMe develops and markets software products that enable voice and video communications over the Internet and networks based on the Internet Protocol, or IP. CUseeMe provides integrated software solutions for large-scale deployments of voice and video communications to computer desktops. These solutions facilitate standards-based communications and collaboration, both between individual participants and among groups of participants, over the Internet, corporate intranets and virtual private networks.

    CUseeMe's products include: CUseeMe Conference Server, a software-based multipoint control unit, or MCU, that supports IP-based conferences among multiple participants; and CUseeMe Pro, an IP-based desktop videoconferencing client software. In late March 2001, CUseeMe introduced CUseeMe Videoware, which provides a rich media communications environment for desktop conferencing that can be integrated with an enterprise's existing messaging and collaboration environments such as Microsoft Exchange and Outlook. CUseeMe's CUseeMe Web software developer's toolkit, which is also an integrated component of CUseeMe Videoware, enables web developers to embed interactive voice, video, collaboration and conference control features into web pages or Internet-based applications.

    CUseeMe's customers include enterprises—such as businesses, including service providers and portals, educational institutions and government organizations—as well as individual consumers. CUseeMe sells its software products to these customers and to original equipment manufacturers that bundle CUseeMe's software with other products. CUseeMe works with system integrators, value-added resellers and other partners to deploy its solutions worldwide.

    CUseeMe was incorporated under Delaware law in April 1992 under the name Visual International Inc. CUseeMe changed its name to White Pine Software, Inc. in December 1993 and to CUseeMe Networks, Inc. in May 2000.

Industry Background

    Over the past decade, many large businesses have invested significantly in dedicated, circuit-switched videoconferencing systems and supporting networks maintained by dedicated technical support personnel. These businesses have recognized the value of meeting face-to-face with key constituents such as employees, customers and suppliers and, in particular, of facilitating interaction with branch operations and remote workers. Many have sought to justify the significant costs of these systems by the increased productivity that can result from employees spending less time away from the office, as well as reduced employee travel costs and shortened customer decision-making cycles. Despite these benefits, however, the businesses typically have deployed these circuit-switched systems on a limited basis, with use restricted principally to specifically configured corporate locations that are accessible only by higher-level managers. Because these systems are difficult and not intuitive to use, even personnel with access typically use the systems only for limited purposes.

    In recent years, businesses and other enterprises have begun to demand less costly, broad-based implementations of real-time, group multimedia communications. New communications standards and advances in computer technology—including faster processors, better audio and video compression schemes, and access to high speed broadband networks—have made it feasible to integrate audio and video cost-effectively into the personal computing environment.

    Moreover, as the Internet has continued to experience dramatic growth in the number of users and as a means of conducting business, many enterprises have begun to make substantial investments in developing the infrastructure necessary to take advantage of the power and accessibility of the Internet and other IP-based networks. These enterprises increasingly are seeking to leverage their existing local and wide area networks as well as the Internet to bring voice, video and data conferencing to their employees for use in a variety of business applications or to enhance a variety of interactions.

    Hosted web collaboration services, for example, are frequently proprietary and not interoperable with standards-based videoconferencing systems, preventing enterprises from leveraging their earlier investments in videoconferencing systems. Other existing IP-based solutions address only discrete voice, video or web collaboration needs and do not support the broad, integrated range of multimedia communications increasingly required by commercial enterprises. None of these solutions, for example, offers interactive video. These stand-alone solutions are not incorporated into an enterprise's workflow, and they are not easily integrated with other communications solutions. As a result, the implementation and maintenance of separate solutions for voice, video and data communication needs can be complicated and expensive, requiring significant information technology, or IT, resources from external vendors or internal staff.

    To take advantage of the power and accessibility of IP-based networks for conducting multimedia communications, enterprises require solutions that can seamlessly provide voice, video and data collaboration, also known as rich media communications. These rich media solutions must comply with existing and emerging communications standards in order to be interoperable with rich media client applications that are, or will become, available from a variety of vendors.

CUseeMe's Solution

    CUseeMe develops and markets software products that enable voice and video communications over IP-based networks. All of CUseeMe's product offerings are built upon its core client/server technologies. They are targeted, however, at distinct audiences or environments that require particular applications, features and integration capabilities. CUseeMe is currently focusing on three target markets:

  •
  Videoconferencing is the traditional market for MCUs. This market generally consists of enterprises that have already installed videoconferencing clients, either in conference rooms or on desktop computers, and that need MCUs to facilitate multipoint conferencing. Many of these enterprises are seeking to migrate from conferencing solutions based on the Integrated Services Digital Network, or ISDN, to IP-based conferencing. CUseeMe's software-based MCU, CUseeMe Conference Server, supports conferences among groups of end-users and is offered with a number of options for additional conferencing functionality, including Continuous Presence, Streaming Media, Meeting Controller and Conferencing for Microsoft Exchange.
  •
  Videochat is the market for informal video communication over the Internet. This market generally consists of individual consumers who connect from their residences and who use the Internet to keep in touch with family and friends and to meet new people and participate in videochat rooms. CUseeMe's desktop video collaboration software, CUseeMe Pro, and CUseeMe's public videochat site, CUseeMe World, facilitate these communications.
  •
  Rich media communications is an emerging interactive, web-based voice, video and data collaboration market that adds an existing workflow environment such as an enterprise's intranet, instant messaging platform or groupware package. Customers in this market typically have had little, if any, prior experience with videoconferencing and are seeking to enhance their existing communications environments through the addition of live voice and video and various forms of collaboration. In March 2001, CUseeMe introduced CUseeMe Videoware, which includes both client and server technologies for enterprise-wide deployment of web-based voice and video communications and group collaboration to desktop computers. CUseeMe Videoware provides a rich media communications environment for desktop conferencing that can be integrated with an enterprise's existing messaging and collaboration systems.

    CUseeMe has designed its software products to provide the following benefits to customers in its targeted markets:

    End-To-End Breadth.  CUseeMe believes that it is the only vendor to offer a complete IP-based software voice and video communications solution for both client and server applications. By enabling both an end-user's experience on a desktop computer and back-end server functionality, CUseeMe's solutions are able to offer control across the full spectrum of communications and collaboration. CUseeMe's end-to-end solution also enables a tighter integration of client and server applications than is typically achieved with traditional mix-and-match conferencing environments.

    Significant Cost Savings.  CUseeMe's software products enable enterprises to increase the productivity of their employees, while reducing travel and telecommunications costs. By offering voice and video communications products that require no proprietary hardware, CUseeMe is able to offer its solutions at a substantially lower price than vendors of traditional hardware-based systems. Because CUseeMe's solutions are based on industry standards for interoperability, enterprises can leverage their existing videoconferencing resources, especially in environments that are making the transition from ISDN-based to IP-based conferencing. CUseeMe Videoware has been designed to provide a complete end-to-end solution that avoids the need for "mix and match" component solutions and the attendant installation and integration costs.

    Ease of Deployment and Use.  CUseeMe's solutions are centrally deployed and managed, which enables them to be implemented without the need to install and configure software separately on every user's desktop computer. CUseeMe's solutions are designed to be easy to use by any end-user who is familiar with the universal web browser interfaces. CUseeMe's solutions essentially use the browser as a default interface. In addition, by integrating CUseeMe's videoconferencing solution with the calendar, scheduling, user directory and other capabilities of Microsoft Exchange and Outlook, CUseeMe is able to take advantage of users' familiarity with these popular collaboration packages.

    Scalability.  CUseeMe's solutions can be implemented efficiently and economically across multiple locations because they are software-based and centrally deployed. CUseeMe's MCUs can be configured with different numbers of conferencing ports and placed strategically throughout a network, mapping intelligently to the network architecture to improve performance and lower bandwidth usage. CUseeMe's web-based client software can be widely deployed to desktop computers because it is automatically installed the first time a user connects to a conference, eliminating the need for a separate client installation on each desktop computer.

    Flexibility and Customization.  CUseeMe's client technology provides a customer with flexibility in defining end-users' conferencing experiences. By choosing from a variety of standard web page templates or custom-creating specific user interfaces, customers can adapt CUseeMe's client software in a way that fits seamlessly within their existing web environments and meets their users' needs. CUseeMe's CUseeMe Web technology makes it possible for users to access different web conferencing interfaces for different kinds of communications such as training sessions, weekly team meetings and ad-hoc communications. Each web interface that is created can be adapted to provide a number of video windows, and a layout and mix of collaboration tools appropriate to meet the needs of a particular conferencing environment.

    Enhanced Functionality.  In addition to CUseeMe's core client end server products, it offers a variety of options intended to enhance the functionality of CUseeMe's solution for different users. For example, CUseeMe supplements its MCU offering with options that include continuous presence, which provides enterprises with increased flexibility and control by allowing users to view four video windows simultaneously, rather than just a single window, and streaming media integration, which enables interactive conferences to be streamed live to view-only participants or recorded for playback on demand. Microsoft Outlook scheduling is also available as an option with the MCU, allowing enterprises to schedule, manage and update online conferencing within the Microsoft Outlook environment. Similarly, CUseeMe Videoware provides seamless integration with the Microsoft Exchange and Outlook environment.

CUseeMe's Strategy

    CUseeMe's goal is to be the leading provider of software products that enable voice and video communications over the Internet and IP-based networks. CUseeMe's strategies to achieve this objective include:

    Maintain Technology Leadership.  All of CUseeMe's software products are designed and developed to operate within an IP environment. CUseeMe believes this approach has provided it with technological advantages over other vendors, which must migrate from traditional ISDN-based technologies to the IP environment. Industry periodicals have recognized CUseeMe's technology leadership in granting awards to its client and server products and technologies. CUseeMe intends to build upon its technology leadership by developing products that support important emerging technologies, such as multicast, which is already supported by the CUseeMe Conference Server, and session initiation protocol, or SIP, a new Internet Engineering Task Force protocol for the establishment, modification and termination of conferencing and telephony sessions over IP-based networks. SIP offers the potential to be much faster, more scalable and easier to implement that H.323, and CUseeMe believes that it will become the predominant standard for voice and video over the Internet.

    Facilitate Integrated Voice and Video Communications.  CUseeMe is focused on providing software products that enhance existing modes of communication and collaboration, rather than require users to learn complex videoconferencing applications that force them to step outside of their everyday workflow. The traditional approach of providing videoconferencing as a stand-alone application has failed to make video communications compelling, easy-to-use or accessible on a broad scale. CUseeMe's approach will allow interactive rich media capabilities to be added to a corporate network without introducing new applications on the desktop. CUseeMe is seeking to enhance existing forms of communication by integrating desktop conferencing needs into existing directory services, web-based intranets and groupware, as well as instant messaging and other corporate communications applications deployed in an enterprise. The CUseeMe Videoware, which became commercially available in late March 2001, is designed to provide a rich media communications environment that can interface with enterprises' existing applications and workflow.

    Support Standards Implementation for Interoperability.  All of CUseeMe's software products are based on industry standards for interoperability. This allows them to be interoperable with other clients and devices, either directly or via gateways, so that an enterprise implementing CUseeMe's solutions can leverage its legacy videoconferencing resources as well as communications beyond an IP-based network. CUseeMe will continue to implement standards-based functionality into upcoming releases of its videoconferencing, videochat and videoware products.

    Target Enterprise Markets.  CUseeMe believes that enterprises such as businesses, educational institutions and government organizations will account for the most significant growth in voice and video communications and collaboration for the foreseeable future. Enterprises tend to be earlier adopters of new technologies that provide significant productivity enhancements, and they present opportunities for broad-scale deployments. CUseeMe has developed functionality within its products, such as centralized deployment, that targets the special needs of enterprises. CUseeMe will, however, selectively pursue opportunities in the consumer market, since CUseeMe believes its experience in selling software into this market and in addressing the open Internet has provided it with a deeper understanding of the needs of end-users and thereby helped CUseeMe to make its technologies easier to use and more robust.

    Broaden Sales Channels.  As the result of CUseeMe's recent focus on integrated voice and video communications and web collaboration, CUseeMe is seeking to expand its traditional channel program to include systems integrators, value-added resellers, service providers, and original equipment manufacturers. For example, in seeking to sell solutions based on desktop integration, CUseeMe intends to work with value-added resellers and systems integrators that deliver desktop solutions to enterprises and those that provide integration for groupware environments such as Microsoft Exchange and Outlook. Broader sales channels also can provide CUseeMe with opportunities to cost-effectively expand its selling efforts both to particular segments of the enterprise market, such as governmental institutions, and to enterprises located outside the United States. In March 2001, CUseeMe announced its new channel program called Alliance Partners Excel, or APEX, which is intended to enable system integrators, value-added resellers and service providers worldwide to include integrated rich media communications in the overall mix of their product and service offerings.

CUseeMe's Products

    CUseeMe develops and markets software products that enable voice and video communications over the Internet and IP-based networks. With over a decade of IP-based communications experience, CUseeMe is a technology leader in interactive voice and video collaboration. CUseeMe's award-winning technologies and products facilitate standards-based collaborative communications, both between individual participants and among groups of participants, over the Internet, corporate intranets, and virtual private networks.

    All of CUseeMe's products are based upon its core technology suite. CUseeMe's core technologies are all software-based and can be applied to a variety of applications, either "out-of-the-box" or customized for particular situations. With these core technologies, CUseeMe can enable web-based or stand-alone applications for voice and video. CUseeMe has extended and enhanced its core client and server technologies through years of development and experience.

    All of CUseeMe's products support industry standards for interoperability, which allows them to be interoperable with other clients and devices, either directly or via gateways. As a result, an enterprise implementing CUseeMe's solutions can leverage its legacy videoconferencing resources as well as communications beyond an IP-based network. The key standards that CUseeMe's products support have been established by the International Telecommunications Union, or ITU, and include:

  •
  H.323 which defines standards for the implementation of real-time voice and video communications and conferencing over packet-based networks and thereby provides a common protocol that allows communications products offered by different vendors to work together; and

  •
  T.120 which defines a protocol for whiteboard, application sharing and data collaboration for multipoint conferencing applications.

    In addition, CUseeMe supports indirectly, via gateways, additional standards such as ITU H.320, a protocol for the implementation of communication and conferencing for ISDN-based products.

    CUseeMe has created its own videochat web site, CUseeMe World, to showcase its core technologies. CUseeMe World enables users to experience CUseeMe's technology by participating in public videochat rooms. Users can join existing videochat rooms or create their own videochat rooms on-the-fly. Since CUseeMe World became available to the public in 1999, its membership has grown to nearly 340,000 users and videochat participation has increased to an average of approximately 300 concurrent users. CUseeMe World provides CUseeMe with feedback on marketing and development issues by allowing it to monitor behavior and usage. This feedback has, for example, helped CUseeMe make its technology and products more intuitive and user-friendly. CUseeMe World has also provided an environment in which CUseeMe can perform pre-release testing of new products or product versions for scalability and performance.

CUseeMe Web Toolkit

    CUseeMe offers a software developer's toolkit that enables web developers to embed interactive voice, video and text features into web pages or Internet-based applications. This toolkit is part of the CUseeMe Web technology, which is an integrated component of CUseeMe Videoware. The toolkit can be used to enhance a web site or application by adding multimedia communications such as videochat, videoconferencing and collaboration, interactive electronic commerce and help desk functionality, and instant messaging. Developers can determine how many video windows to include and whether users can send video and audio or simply receive them. As a toolkit, this product allows developers to embed multimedia components into web pages while maintaining the web site's own branding, look and feel.

    The CUseeMe Web toolkit can be used by internal web development resources to customize the CUseeMe Web technology underlying the toolkit and adapt that technology into their current web environment. Alternatively, enterprises can choose to have the entire process handled by a systems integrator or other third-party vendor.

    After a web site has been enhanced using CUseeMe Web technology, end users can access the embedded multimedia features through the web site, using a free plug-in. The plug-in automatically installs on the user's desktop computer when the user accesses a CUseeMe Web-enabled web page for the first time, eliminating the need for a separate client installation or configuration on the end user's desktop computer.

    CUseeMe Web has received a number of industry awards, including:

  •
  Customer Interactions Solutions Magazine 2000 Product of the Year

  •
  TMC Labs 2000 Innovation Award

  •
  Call Center Solutions Magazine 1999 Product of the Year

  •
  Internet Telephony Magazine 1999 Product of the Year

  •
  1999 Fall Internet World Best of Show

CUseeMe Conference Server

    CUseeMe Conference Server was introduced in December 2000 and represents the third generation of CUseeMe's server product, or MCU. CUseeMe's initial MCU software, the Reflector, became commercially available in 1997. Its successor, MeetingPoint, became commercially available in 1997 and was the first H.323-based software MCU.

    CUseeMe Conference Server is a software-only MCU that enables rich media group conferencing with a variety of clients. CUseeMe Conference Server can create a virtual conference room over any IP-based network using H.323 and T.120 conferencing standards. In addition to being compatible with H.323 clients, CUseeMe Conference Server is interoperable with standards-based voice-over-IP audio clients and can connect, via gateways, to legacy ISDN-based H.320 videoconferencing clients and to standard phone connections. This interoperability allows enterprises to leverage their existing conferencing resources, especially in environments that are making the transition from ISDN conferencing, and to extend communication beyond IP-based networks.

    Multiple CUseeMe Conference Servers can be linked together for large conference deployments or to optimize the flow of data between branch offices and other remote locations. As a result, it can scale to meet an enterprise's growing requirements. CUseeMe Conference Server supports conferencing in a number of server environments, including Windows NT, Windows 2000, Sun Solaris and Linux operating systems.

    CUseeMe offers a number of options to extend the functionality of CUseeMe Conference Server:

  •
  Continuous Presence allows standard H.323 clients to receive up to four video windows simultaneously, instead of just one. If there are more than four participants in the conference, a user can choose to have the video switched by voice, displaying the last four active speakers, or by a specified increment of time. A user also can choose to anchor one or more specific participants and let the other video panes switch between the remaining participants.

  •
  Streaming Media can be used to stream a live, interactive conference out to a large number of view-only participants or to record a conference for future playback on demand. The streaming media add-on provides a bridge between H.323-based conferencing and streaming media server/player technologies, such as Microsoft's Windows media and Real Networks' RealPlayer. CUseeMe believes that it is the only H.323 MCU vendor to offer streaming media integration.

  •
  Meeting Controller provides a toolbar for controlling meeting interaction features for live, multipoint videoconferencing. This add-on gives each participant in the conference the ability to control the participant's experience, regardless of the H.323 client being used by the participant. Meeting Controller makes it easy for participants to join a conference and invite other participants to join. It also includes specialized features such as moderation and the ability to "lock in" selected participants' audio and video.

  •
  Microsoft Outlook Scheduling, which was introduced in December 2000, integrates CUseeMe Conference Server with a Microsoft Exchange 2000 Conferencing Server. This add-on enables standards-based group conferencing to be scheduled, managed and updated by users within the Microsoft Outlook environment. Users can enter into a virtual conference room by clicking on the meeting in their calendar, making desktop conferencing more accessible to users through their standard workflow.

    CUseeMe Conference Server pricing begins at a suggested retail price of $8,995 for a ten-port server. Continuous Presence and Streaming Integration options are available as add-ons at a suggested retail price of $4,995 each, and the Microsoft Outlook Scheduling option is available at a suggested retail price of $3,995. The Meeting Controller option, available only for the Windows 2000/NT version of the CUseeMe Conference Server, is priced beginning at $4,495 for ten users.

    CUseeMe's MCU software has received the following industry awards:

  •
  Communications Solutions Magazine 2000 Product of the Year

  •
  Internet Telephony Magazine 2000 Product of the Year

  •
  Network Magazine 2000 Product of the Year

  •
  Communications Solutions Magazine 1999 Product of the Year

  •
  Internet Telephony Magazine 1998 Product of the Year

  •
  CTI Magazine 1998 Product of the Year

CUseeMe Pro

    CUseeMe Pro is CUseeMe's desktop video collaboration software for both Windows and Macintosh operating systems. CUseeMe Pro installs on a desktop computer and works with a variety of video cameras. Users can display up to 12 video windows and can share documents using applications sharing and whiteboard features. They can connect to a virtual conference room via the CUseeMe Conference Server.

    CUseeMe Pro is targeted to the consumer market. It can also provide a cost-effective alternative for professionals who do not require the enhanced functionality and features offered by CUseeMe Web technology. CUseeMe Pro is available at a suggested retail price of $69. CUseeMe Pro also may be included in webcam bundles offered from time to time by third parties.

CUseeMe Videoware

    CUseeMe Videoware, which became commercially available in late March 2001, is a rich media communications environment that interfaces with existing messaging and collaboration environments. CUseeMe Videoware includes both client and server technologies for enterprise-wide deployment of web-based voice and video communications and group collaboration to the desktop. CUseeMe Videoware allows enterprises to leverage their legacy videoconferencing investments because it is interoperable with standards-based clients, including H.323 clients, H.320 clients and telephone connections via gateways.

    While videoconferencing traditionally has been treated as a stand-alone application, CUseeMe Videoware is designed to integrate with existing email, scheduling and workflow environments, either through messaging and collaboration packages such as Microsoft Exchange and Outlook or through an enterprise's intranet or web-based instant messaging.

    CUseeMe Videoware currently includes technologies to enable web touring, streaming media, continuous presence for non-web-based endpoints and web templates for a variety of communications applications. CUseeMe intends to add integrated video instant messaging capabilities to the next version of CUseeMe Videoware.

    CUseeMe Videoware is available in two versions: CUseeMe Videoware, which is available for Windows NT, Windows 2000, Sun Solaris and Linux servers, and CUseeMe Videoware for Microsoft Exchange, which is available only for Windows 2000 servers. CUseeMe's pricing model for CUseeMe Videoware parallels pricing for enterprise messaging and collaboration packages, including both an application server license and user access licenses. CUseeMe Videoware pricing begins at $39,995 for an application server license for 25 users. The required user access licenses start at $79 per user.

Research and Development

    Since the sale of CUseeMe's legacy connectivity business line in February 2000, all of CUseeMe's research and development has been focused on group conferencing technology. CUseeMe's research and development expenditures totalled $5.8 million in 2000 and $4.8 million in 1999, including expenditures on research and development contractors of $404,000 in 2000 and $253,000 in 1999.

    CUseeMe expects that its total expenditures for research and development in 2001 will be relatively flat as compared to 2000, although the actual amount will depend on a number of factors, including the level of market acceptance of CUseeMe's current products, its ability to fill personnel requisitions on a timely basis, and the rate of technological change in the group conferencing industry.

Marketing and Distribution

    CUseeMe historically has marketed and sold its products through a combination of strategic partners, distributors and original equipment manufacturers, its direct sales organization, and directly over the Internet. As the result of CUseeMe's recent focus on integrated voice and video communications, CUseeMe is seeking to expand its traditional channel program to include systems integrators, value-added resellers, service providers and additional original equipment manufacturers. CUseeMe's new APEX channel program is intended to enable system integrators, value-added resellers and service providers worldwide to include integrated rich media communications in overall mix of their product and service offerings.

    CUseeMe has established distribution relationships in Australia, Austria, Belgium, Egypt, Finland, France, Germany, Greece, Hong Kong, Hungary, Israel, Italy, Japan, Korea, Netherlands, Norway,

Slovania, South Africa, Spain, Sweden, Switzerland and the United Kingdom. CUseeMe has also formed original equipment manufacturer or bundling relationships in order to provide customers with turnkey solutions and to facilitate product sales through distribution channels. Since 1996, CUseeMe has engaged Tech Data and Ingram Micro as distributors to deliver its desktop videoconferencing client software to consumers through retail channels, including store chains and superstores. In March 2001, CUseeMe received a 60-day termination notice from Tech Data. CUseeMe does not expect that the termination of its distribution relationship with Tech Data will have a material adverse effect on its business.

    CUseeMe's sales force is located in Nashua, New Hampshire, and La Gaude, France. As of March 1, 2001, CUseeMe had 36 full-time sales and marketing employees.

    CUseeMe maintains web sites where prospective customers can obtain information about its products and services and download CUseeMe's multimedia conferencing products. CUseeMe conducts marketing programs, including direct mail, advertising, public relations and product literature, to support each of its sale channels and to position and promote its products and services. Marketing personnel provide price lists and product descriptions and assist the direct sales force through lead generation and sales training.

Customer Service and Support

    CUseeMe is committed to maintaining customer satisfaction and loyalty. CUseeMe employs technical customer representatives located in Nashua, New Hampshire to support and service its customer base. Some of CUseeMe's distributors and original equipment manufacturer customers maintain separate customer support organizations for their own customers. CUseeMe provides second-tier support to those organizations.

    CUseeMe provides customer support via telephone, fax and e-mail during normal business hours for its warranty product customers. CUseeMe also offers a variety of fee-based maintenance and support options, including an option for support 24 hours a day, 7 days a week, and automatic shipments of all enhancements and upgrades for licensed products. To augment its optional support services, CUseeMe provides searchable online frequently asked questions and answers, as well as a searchable knowledge base. CUseeMe monitors a number of third-party mail lists and related web sites in order to ensure technical accuracy for its products. Customer support specialists diagnose and solve technical problems related not only to CUseeMe's products but also to other hardware and software with which its products may interact. CUseeMe tracks all support requests, including current status reports and historical customer interaction logs, using a series of customer databases. CUseeMe uses customer feedback as a source of ideas for product improvements and enhancements.

    CUseeMe charges CUseeMe customers for technical support on a per-incident basis if they are not covered by a maintenance contract.

Proprietary Rights

    CUseeMe's success is heavily dependent upon its proprietary technology. CUseeMe currently has no patents and relies primarily on copyright, trademark and trade secrets law, as well as employee and third-party non-disclosure agreements, to protect its intellectual property. CUseeMe has applied for a patent on a portion of the technology underlying the continuous presence feature of CUseeMe Conference Server. There can be no assurance that the steps taken by CUseeMe to protect its proprietary rights will be adequate to prevent misappropriation of its technology or independent development by others of similar technology. Litigation may be necessary to enforce CUseeMe's intellectual property rights or to protect its trade secrets. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on CUseeMe's business, financial condition and results of operations. Moreover, while CUseeMe believes that its products and technology do not infringe the proprietary rights of others, third parties may assert infringement and other claims against CUseeMe.

    In 1998 CUseeMe acquired ownership of some of the key technologies embedded in its software offerings:

  •
  In July 1998, CUseeMe purchased intellectual property rights and other selected assets comprising T.120 whiteboard and data collaboration technology from Labtam Communications, an Australian corporation. CUseeMe has incorporated the purchased T.120 technology into its CUseeMe Conference Server.

  •
  CUseeMe's multimedia conferencing products, CUseeMe Pro and CUseeMe Conference Server, are commercial, enhanced versions of Freeware CUseeMe and its related server. Freeware CUseeMe and its related server were developed by a research institute at Cornell University. In June 1995, CUseeMe had entered into a software license agreement with the Cornell Research Foundation that granted it the exclusive worldwide right to develop, modify, market, distribute and sublicense commercial versions of Freeware CUseeMe and its related server, as well as the rights to appoint licensee distributors and to use the trademark "CUseeMe." In November 1998, CUseeMe acquired the Cornell Research Foundation's trademark and other intellectual property rights in Freeware CUseeMe and the related server technology, in lieu of continuing to license those rights. The purchase price for these rights consisted of (1) a note in the principal amount of $900,000, of which $300,000 is due on each of June 30, 2000, June 30, 2001 and June 30, 2002, and (2) warrants to purchase 150,000 shares of CUseeMe's common stock at a price of $1.00 per share.

  •
  In December 1998, CUseeMe acquired from RADVision a one-time source code snapshot of a H.323 protocol stack. This acquisition has allowed CUseeMe to modify and enhance source code embedded in its products.

Competition

    The market for multimedia group conferencing products is extremely competitive, and CUseeMe expects that competition will intensify in the future. CUseeMe believes that the principal competitive factors in the multimedia group conferencing industry are price, video and audio quality, interoperability, functionality, reliability, service and support, hardware platforms supported, and vendor and product reputation. CUseeMe believes that its ability to compete successfully will depend on a number of factors both within and outside CUseeMe's control, including the adoption and evolution of industry standards, the pricing policies of its competitors and suppliers, the timing of the introduction of new software products and services by CUseeMe and others, its ability to hire and retain quality employees, and industry and general economic trends. In addition, because the barriers to entry in CUseeMe's market are relatively low and the potential market is large, CUseeMe anticipates continued growth in the industry and the entrance of new competitors in the future.

    In offering Internet communications products and services, CUseeMe currently competes, or expects to compete, directly or indirectly with the following categories of providers:

  •
  H.323 MCU vendors, such as Accord, Ezenia!, PictureTel and RADVision;

  •
  videoconferencing client vendors, such as Microsoft NetMeeting, Polycom, PictureTel, VTEL and VCON;

  •
  non-videoconferencing collaborative product vendors, such as Astound, Centra, Placeware and WebEx; and

  •
  application service providers, such as Evoke, PictureTel and WebEx.

    The H.323 MCU market encompasses two types of MCUs: a software-only server and a hardware server. There is a substantial price variance between software and hardware servers, which tends to dictate the suitability of one or the other in specific situations. From a price and scalability standpoint, the software server lends itself well to large, distributed and expandable deployments, whereas the hardware server is often best suited to finite centralized deployments. CUseeMe, PictureTel, and Ezenia! market the only software-only MCUs; Accord, Ezenia! and RADvision market hardware MCUs. Most of these providers work with third-party clients. CUseeMe and PictureTel are the only vendors offering both client and server products.

    As with MCUs, client vendors can be split into software or hardware categories. In the software client category, CUseeMe Pro competes with Microsoft NetMeeting. PictureTel, Polycom, VCON and VTEL all provide hardware clients. The hardware assist typically allows the hardware clients to demonstrate performance superior to software-only clients, but these clients are marketed at a $1,000 to $12,000 price point. PolyCom ViewStation and the PictureTel 900 series are hardware-based endpoints. Sales of these products are targeted to the high-end videoconferencing enterprise market. Integrators and value-added resellers wrap solutions around hardware-based endpoints, using their application programmer interface, along with CUseeMe Conference Server's application programmer interface, to provide solutions to enterprises. This includes distance learning and videoconferencing service offerings.

    The disparate non-videoconferencing category encompasses semi-interactive presentation software solutions. Semi-interactive presentation software solutions is a broad term utilized here to represent products integrating streaming with some form of limited interactive technology. These products combine streaming media, shared text and separate telephony integration in one solution.

    In the emerging application service provider market, PictureTel offers conferencing services to its business-to-business customers, WebEx primarily concentrates its services in the data collaboration area, and EVC offers educational content conferencing services.

    H.323 is being rapidly adopted by the industry as the global standard for group conferencing products. A number of companies, including Ezenia!, PictureTel and RADVision, have announced standards-based server products that compete directly with CUseeMe Conference Server. It is likely that other companies will also enter this market in the near future.

    Many of CUseeMe's current and potential competitors, including Microsoft, PictureTel and Ezenia!, have significantly longer operating histories and significantly greater managerial, financial, marketing, technical and other competitive resources, as well as greater name recognition, than CUseeMe does. As a result, CUseeMe's competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or may be able to devote greater resources to the promotion and sale of their products and services. CUseeMe may not be able to compete successfully with existing or new competitors. In addition, competition could increase if new companies enter the market or if existing competitors expand their service offerings. An increase in competition could result in material price reductions or loss of market share by CUseeMe and could have a material adverse effect on CUseeMe's business, financial condition and results of operations.

    To remain competitive, CUseeMe must continue to invest in research and development and sales and marketing. CUseeMe may not have sufficient resources to make those investments or may not succeed in making the technological advances necessary to be competitive. In addition, current and potential competitors have established or may in the future establish collaborative relationships among themselves or with third parties, including third parties with which CUseeMe has a relationship, to increase the visibility and utility of their products and services. Accordingly, it is possible that new competitors or alliances may emerge and rapidly acquire a significant market share, which could have a material adverse effect on CUseeMe's business, financial condition and results of operations.

Employees

    At March 1, 2001, CUseeMe had 126 full-time employees, including 55 in research and development, 36 in sales and marketing, 14 in technical support, and 21 in general and administrative and software manufacturing. Sixteen of these employees were located in France and, in accordance with applicable French law, were represented by a labor union. CUseeMe also has seven part-time employees in the United States. CUseeMe's other employees were located in the United States and were not represented by any labor organization. CUseeMe has experienced no work stoppages and believes that its relations with its employees are good.

Facilities

    CUseeMe conducts its operations from its headquarters in Nashua, New Hampshire and La Gaude, France. CUseeMe's facility in New Hampshire contains approximately 27,000 square feet, including 23,500 square feet for engineering and office space, 2,500 square feet for production space and 1,000 square feet for storage. CUseeMe leases its office in New Hampshire from an unaffiliated party under the terms of a five-year lease ending July 2001 pursuant to which CUseeMe is responsible for maintenance, repairs, taxes, insurance and utilities. Base rent is $82,000 for the first half of 2001. In February 2001, CUseeMe exercised a renewal option for one two-year term. Base rent for the renewal is estimated to be $84,000 for 2001, $168,000 for 2002 and $84,000 for 2003.

    The facility in La Gaude, France contains approximately 8,000 square feet of engineering and office space. CUseeMe leases its office in France from several unaffiliated parties under a series of similar leases ending on December 31, 2001, under which CUseeMe is responsible for maintenance, repairs, taxes, insurance and utilities. Base rent for this space is $7,200 for 2001.

    CUseeMe previously occupied 5,000 square feet of engineering and office space at a site in San Jose, California. This space is subleased to an unaffiliated party under the terms of a five-year lease ending December 31, 2001. Base rent for this space is $89,000 for 2001. CUseeMe's base income under the sublease exceeds its base rent under the primary lease.

    CUseeMe expects to extend or renew the leases for its main facility in New Hampshire and its facilities in France and to continue to occupy those facilities for the foreseeable future. If CUseeMe is unable to extend or renew those leases on acceptable terms, CUseeMe believes that alternative space would be available at acceptable rates.

Legal Proceedings

    From time to time, CUseeMe has received and may receive in the future notice of claims of infringement of other parties' proprietary rights. Although CUseeMe believes that its products and technology do not infringe the proprietary rights of others, additional third parties may assert infringement and other claims against CUseeMe in the future.

CUSEEME MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion contains forward-looking statements that involve risks and uncertainties. CUseeMe's actual results could differ materially from those discussed below. Factors that could cause or contribute to these differences include, but are not limited to, those discussed in the sections entitled "Risk Factors" and "Business of CUseeMe," as well as those discussed elsewhere in this prospectus/joint proxy statement.

Overview

    CUseeMe develops and markets software products that enable voice and video communications over the Internet and IP-based networks. In order to focus exclusively on these products, CUseeMe sold the assets of its legacy connectivity business to a subsidiary of Powerlan, a publicly held Australian company, in February 2000.

    CUseeMe derives revenue from the sale of software product licenses and from related services. Software license fees are derived from licenses for CUseeMe Pro, CUseeMe's videoconferencing client software; CUseeMe Conference Server (and its earlier release, CUseeMe MeetingPoint), CUseeMe's group conferencing server; and the CUseeMe Web toolkit, CUseeMe's software developer's toolkit for embedding multimedia components into web pages. CUseeMe's services revenues are derived solely from services relating to CUseeMe Conference Server and consist principally of post-contract customer support fees.

    CUseeMe recognizes revenue in accordance with Statement of Position No. 97-2, Software Revenue Recognition, as amended. Software license revenue is recognized upon receipt of a firm customer order and shipment of the software, net of allowances for estimated future returns, provided that no significant obligations remain on CUseeMe's part, the fee is fixed and determinable, and collection of the related receivable is deemed probable by management. If conditions for acceptance apply subsequent to delivery, revenue is recognized upon customer acceptance if such acceptance is not deemed to be perfunctory. Service maintenance fees, which generally are payable in advance and are non-refundable, are recognized ratably over the service period, typically twelve months. Revenue from training and consulting services is recognized as services are provided. Software license fees, consulting fees and training fees that have been prepaid or invoiced but that do not yet qualify for recognition as revenue under CUseeMe's policy, and prepaid maintenance fees not yet recognized as revenue, are reflected as deferred revenue. CUseeMe's software arrangements sometimes contain multiple elements, such as software products, services and post-contract customer support. Revenue earned on software arrangements involving multiple elements that qualify for separate element treatment is allocated to each element based on the relative fair values of those elements based on vendor specific objective evidence. Vendor specific objective evidence is limited to the price charged when the element is sold separately or, in the case of post-contract customer support, the renewal rate. For transactions where vendor specific objective evidence exists for undelivered elements but not for delivered elements, CUseeMe uses the residual method in accordance with Statement of Position 98-9, Modification of SOP 97-2, with Respect to Certain Transactions. Under the residual method, the total fair value of the undelivered elements, as indicated by vendor-specific objective evidence, is deferred and subsequently recognized in accordance with the relevant sections of SOP 97-2, and the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements.

    Software development costs meeting recoverability tests are capitalized under Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed. The costs incurred between the point at which technological feasibility is established and general release to the public were not material. As a result, no software costs were capitalized in 1999 or 2000.

    On November 27, 2000, CUseeMe announced that it had reorganized its workforce in order to control costs and maximize its resource management. As a result of this reorganization, CUseeMe laid off 26 employees on that date and eliminated ten additional positions that were open due to attrition in the ordinary course of business. At this time, CUseeMe also announced the consolidation of its service operations center and CUseeMe's two satellite offices into its corporate headquarters. In connection with the restructuring, CUseeMe incurred operating expenses totalling $185,000, all of which were recorded in the fourth fiscal quarter of 2000.

Results of Operations: Year Ended December 31, 1999 Compared with Year Ended December 31, 2000 and Three Months Ended March 30, 2001, Compared with Three Months Ended March 31, 2001

    The following table sets forth statement of operations data expressed as percentages of total revenues for 2000 and 1999 and the three months ended March 30, 2001 and March 31, 2000.

	Quarter Ended		Year Ended December 31,
	March 30, 2001	March 31, 2000
			2000	1999
Revenue:
Software license fees	75.4%	87.8%	83.0%	89.3%
Services and other	24.6	12.2	17.0	10.7

Total revenue	100.0	100.0	100.0	100.0
Total cost of revenue	40.2	24.2	32.1	21.2

Gross margin	59.8	75.8	67.9	78.8

Operating expenses:
Sales and marketing	110.6	45.7	83.5	60.5
Research and development	80.9	33.0	48.4	39.7
General and administrative	64.1	23.3	35.7	19.7

Total operating expenses	255.6	102.0	167.6	119.9

Loss from operations	(195.9)	(26.2)	(99.7)	(41.1)
Other income (expense), net	(5.6)	24.8	15.3	0.7

Net loss	(201.5)%	(1.4)%	(84.4)%	(40.4)%

Comparison of Three Months Ended March 30, 2001 to the Three Months Ended March 31, 2000

    Revenues.  Total revenue was $4.1 million in the quarter ended March 31, 2000 and $1.9 million in the quarter ended March 30, 2001. Software license revenue decreased 61% from $3.6 million in the quarter ended March 31, 2000 to $1.4 million in the quarter ended March 30, 2001. This decrease was composed principally of the following:

  •
  Software license revenue from CUseeMe Pro, including bundled camera kits, decreased $810,000. CUseeMe expects to release CUseeMe 5.0, a new version of its client product, in the second quarter of 2001. As a result CUseeMe chose not to restock its resale channel with the then-current version of CUseeMe Pro in the first quarter of 2001. In addition, continuing pricing pressures have been reflected by discounting and rebates in the quarter ended March 30, 2001 and to date in the quarter ended June 29, 2001.

  •
  Software license revenue attributable to CUseeMe Conference Server decreased by $344,000 as the result of a decrease in the aggregate number of ports sold.

  •
  The CUseeMe Web toolkit began shipping in the quarter ended March 31, 2000. A total of $800,000, representing 87% of the revenue attributable to the toolkit in that quarter, was derived from a sale to a single vendor in the Pacific Rim. No equivalent large toolkit sale was made in the quarter ended March 30, 2001.

  •
  In the quarter ended March 31, 2000, revenue from a legacy connectivity product line totaled $101,000. CUseeMe sold this business line in February 2000.

    Service and other revenue decreased 7% from $497,000 in the quarter ended March 31, 2000 to $463,000 in the quarter ended March 30, 2001. Maintenance contract revenue decreased 4% from $324,000 in the quarter ended March 31, 2000 to $312,000 in the quarter ended March 30, 2001. The remaining $22,000 of the decrease in service and other revenue from the quarter ended March 31, 2000 to the quarter ended March 30, 2001 was attributable to lower hosting, installation and training revenue.

    Revenue from sales outside the United States comprised 56% of total revenue in the quarter ended March 31, 2000 and 45% of total revenue in the quarter ended March 30, 2001.

    Cost of Revenue.  Cost of revenue consists principally of royalties and associated amortization of paid license fees relating to third-party software included in the CUseeMe products, as well as costs of product media, manuals, packaging materials, cameras, duplication and shipping. Total cost of revenues decreased 24% from $992,000 in the quarter ended March 31, 2000 to $757,000 in the quarter ended March 30, 2001.

    Cost of software license revenue decreased 38% from $694,000 in the quarter ended March 31, 2000 to $432,000 in the quarter ended March 30, 2001. The decreased shipments of CUseeMe Pro bundled kits in the quarter ended March 30, 2001 resulted in lower costs, however, price pressures resulting in discounting and rebates in the quarter ended March 30, 2001 had the effect of reducing its gross margin percentage.

    Cost of services and other revenue increased 9% from $298,000 in the quarter ended March 31, 2000 to $325,000 in the quarter ended March 30, 2001. The increase in dollar and margin costs resulted primarily from higher technical support costs in the most recent quarter ended March 30, 2001. CUseeMe intends to continue its strategy of improving the features and functionality of its products, particularly CUseeMe Conference Server and future products incorporating CUseeMe Conference Server technology, through the incorporation of third-party software. As a result, its cost of software license revenue as a percentage of software license revenue may continue to fluctuate in the future.

    Sales and Marketing.  Sales and marketing expense primarily consists of costs associated for personnel, sales commissions, trade shows, advertising and promotional materials. Sales and marketing expense increased by 11% from $1.9 million in the quarter ended March 31, 2000 to $2.1 million in the quarter ended March 30, 2001. This increase was attributable principally to costs of bandwidth and infrastructure and other expenses incurred in operating the videoconferencing portal site CUseeMe World. This increase was offset in part by decreased levels of commissions and contractor expenses, as well as decreased expenditures on marketing programs and trade shows.

    Research and Development Expense.  Research and development expense consists primarily of costs of personnel, as well as small tools and supplies. Research and development expense increased by 13% from $1.3 million in the quarter ended March 31, 2000 to $1.5 million in the quarter ended March 30, 2001. This increase was attributable primarily to increased depreciation and amortization of purchased computer equipment and increased contractor expense for product development.

    General and Administrative Expense.  General and administrative expense consists of costs of administrative, financial and general management activities, including legal, accounting and other professional fees. General and administrative expense increased by 27% from $952,000 in the quarter ended March 31, 2000 to $1.2 million in the quarter ended March 30, 2001. This increase resulted primarily from increases in personnel expenses, bad debt and professional accounting fees, offset in part by a decrease in consulting fees.

    Other Income (Expense), Net.  Other income (expense), net decreased from income of $1.0 million in the quarter ended March 31, 2000 to expense of $105,000 in the quarter ended March 30, 2001. This decrease principally reflected an other then temporary decline in a short-term investment of $272,000, a non-recurring gain on sale relating to the connectivity hosting business to Powerlan USA for $776,000 in the quarter ended March 31, 2000 and a decrease in interest income from $254,000 in the quarter ended March 31, 2000 to $145,000 in the quarter ended March 30, 2001 as the result of lower cash balances.

    The following table sets forth, for 2000 and 1999 and the three months ended March 30, 2001 and March 31, 2000, the cost of software license revenue as percentages of software license revenue and the cost of services and other revenue as percentages of services and other revenue.

	Fiscal Quarter Ended		Year Ended December 31,
	March 30, 2001	March 31, 2000
			2000	1999
Cost of software license revenue	30.5%	19.3%	24.4%	22.0%
Cost of services and other revenue	70.2	60.6	69.7	14.4

Comparison of the Years Ended December 31, 2000 and December 31, 1999

Revenue

    Total revenue was $12.0 million in 1999 and $12.1 million in 2000. Revenue from CUseeMe's legacy connectivity product line, which it sold in February 2000, totalled $2.2 million in 1999, compared with $171,000 in 2000. Total revenue from CUseeMe's continuing product lines, which excludes legacy connectivity revenue, increased 22% from $9.8 million in 1999 to $11.9 million in 2000.

    Software license revenue decreased 6% from $10.7 million in 1999 to $10.0 million in 2000. Software license revenue from CUseeMe's continuing product line, net of software license revenue from its legacy connectivity product line, increased 11% from $8.9 million in 1999 to $9.9 million in 2000.

  •
  Software license revenue from CUseeMe Conference Server increased 16% from $5.7 million in 1999 to $6.6 million in 2000. In 2000, CUseeMe increased the number of its transactions with original equipment manufacturers. These transactions were largely responsible for an increase in the number of server ports licensed, but the resulting revenue gains were offset in part by the lower average price per port attributable to the volume purchases made by the manufacturers.

  •
  Software license revenue from CUseeMe Pro including bundled camera kits, net of reserve for returns, decreased 41% from $2.9 million in 1999 to $1.7 million in 2000. Significantly increased pricing pressures were reflected in discounts and rebates that led to a decrease of approximately 30% in the average selling price of the CUseeMe Pro bundled kits. This decrease was offset slightly by an increase in the number of bundled kits shipped in 2000.

  •
  The CUseeMe Web toolkit began shipping in the first fiscal quarter of 2000 and contributed $1.6 million of software license revenue in 2000. More than one-half of this revenue was derived from a sale to a single vendor in the Pacific Rim.

    Service and other revenue increased 33%, from $1.5 million in 1999 to $2.0 million in 2000. Post-contract customer support revenue, excluding revenue associated with CUseeMe's legacy connectivity products, increased 33%, from $1.0 million in 1999 to $1.4 million in 2000. This increase reflected the significant growth in 1999 in CUseeMe's sales of licenses for the prior release of CUseeMe Conferencing Server. The remaining $466,000 of the increase in service and other revenue from 1999 to 2000 was derived principally from training and professional services and one-time development projects.

    Revenue from sales outside the United States comprised 24% of total revenue in 1999 and 41% of total revenue in 2000.

Cost of Revenue

    Cost of revenue consists principally of royalties and associated amortization of paid license fees relating to third-party software included in CUseeMe's products, as well as costs of product media, manuals, packaging materials, cameras, duplication and shipping. Total cost of revenue increased 52%, from $2.5 million in 1999 to $3.9 million in 2000. Total cost of revenue for legacy connectivity products was $75,000 in 1999, compared to $6,000 in 2000. Total cost of revenue for CUseeMe's continuing product lines, which excludes legacy connectivity cost of revenue, increased 56%, from $2.5 million in 1999 to $3.9 million in 2000.

    Cost of software license revenue was $2.4 million in both 1999 and 2000. CUseeMe's increased shipments of CUseeMe Pro bundled kits in 2000 resulted in higher dollar costs.

    Cost of services and other revenue increased from $186,000 in 1999 to $1.4 million in 2000. The significant increase in dollar and margin costs resulted primarily from the inclusion in 2000 of $866,000 of technical support expense and $334,000 of professional services expense. In prior years, CUseeMe regarded technical support expense as a marketing activity and reported it as an operating expense, since it provided technical support for freeware product. In 2000, CUseeMe's technical support expense became directly associated with post-contract customer support revenue, as it implemented per-call charges for technical support customers not party to a maintenance contract. As a result of changes in CUseeMe's service delivery, CUseeMe began to report technical support expense in cost of services and other revenue in 2000, rather than reporting it as an operating expense as CUseeMe had in 1999 and earlier years. Professional service expense was allocated proportionately on the basis of ports utilized by paying customers versus ports internally deployed for the CUseeMe World portal site.

    CUseeMe intends to continue its strategy of improving the features and functionality of its products, particularly CUseeMe Conference Server and future products incorporating CUseeMe Conference Server technology, through the incorporation of third-party software. As a result, CUseeMe's cost of software license revenue as a percentage of software license revenue may increase or fluctuate in the future.

Sales and Marketing

    Sales and marketing expense primarily consists of costs associated with personnel, sales commissions, trade shows, advertising and promotional materials. Sales and marketing expense increased by 39% from $7.3 million in 1999 to $10.1 million in 2000. This increase was attributable principally to:

  •
  costs of bandwidth and infrastructure and other expenses incurred in operating CUseeMe World, which became available to the public in 1999;

  •
  personnel costs attributable to an increase in average headcount from 1999 to 2000; and

  •
  expenses resulting from increased participation in marketing programs and trade shows in 2000.

    The increase was offset in part by the inclusion of technical support expense in 2000 in cost of services and other revenue, as described above. Technical support expense of $820,000 was included in sales and marketing expense in 1999.

Research and Development Expense

    Research and development expense consists primarily of costs of personnel and noncapitalized supplies and tools. Research and development expense increased by 23% from $4.8 million in 1999 to $5.8 million in 2000. This increase was attributable to the hiring of additional research and development personnel, the engagement of contractors for product development, and personnel-related expenses associated with special developmental projects for original equipment manufacturers and strategic partners.

General and Administrative Expense

    General and administrative expense consists of costs of administrative, financial and general management activities, including legal, accounting and other professional fees. General and administrative expense increased by 83%, from $2.4 million in 1999 to $4.3 million in 2000. This increase included:

  •
  $348,000 incurred in expanding CUseeMe's management information systems department from three employees in 1999 to nine employees in 2000 in order to accommodate the needs of CUseeMe's growing infrastructure and increased IT reporting and management requirements;

  •
  $390,000 incurred for management consulting and information systems consulting;

  •
  $110,000 incurred to engage a third-party billing vendor to track sales in CUseeMe's web-based storefront in 2000;

  •
  $469,000 of legal, insurance and other professional service fees; and

  •
  $200,000 of additional facilities expense in 2000 associated with CUseeMe's services operation center in Somerville, Massachusetts and supplemental office space in Nashua, New Hampshire, both of which have been closed and consolidated into CUseeMe's main headquarters in Nashua.

    The increase in general and administrative expense in 2000 also reflected several smaller matters relating to foreign tax withholdings, depreciation on capital additions, salary increases for executive management and increased travel expense.

Other Income (Expense), Net

    Other income (expense), net increased from $82,000 in 1999 to $1.8 million in 2000. This increase principally reflected:

  •
  an increase in interest income from $178,000 in 1999 to $1.1 million in 2000, as a result of CUseeMe's investment of its net proceeds from private placements of common stock in December 1999; and

  •
  a gain of $776,000 in 2000 from CUseeMe's sale of its legacy connectivity line of business to Powerlan USA.

Liquidity and Capital Resources

    CUseeMe used $527,000 in cash and generated $328,000 in cash in the quarter ended March 30, 2001 and used $12.7 million in cash and cash equivalents in 2000 and generated cash of $15.7 million in 1999. Cash generated in the quarter ended March 30, 2001 principally represented $3.0 million from CUseeMe's investments in short-term securities and an increase in deferred revenue of $317,000. This effect on cash flow was offset in substantial part by its net loss of $3.8 million and depreciation and amortization of $596,000. Cash used in the three months ended March 31, 2000 predominantly comprised of the net loss of $56,000, an increase in accounts receivables of $933,000, purchase of property of equipment of $742,000, and $500,000 used in general operations, offset in large part by the cash generated from the sale of the connectivity product lines in the amount of $1,000,000, and $667,000 from stock option exercises. Cash used in 2000 primarily comprised CUseeMe's net loss of $10.2 million, purchases of computer equipment and third-party software licenses for $3.1 million, and investment in short-term securities in the amount of $3.0 million. These uses were offset in part by depreciation and amortization of $2.3 million and proceeds from the exercise of stock options in the amount of $784,000. Cash generated in 1999 principally represented CUseeMe's receipt of $19.7 million in net proceeds from its private placement of common stock in December 1999, partially offset by its net loss of $4.8 million and a net increase in accounts receivable of $2.1 million.

    CUseeMe's capital expenditures in 2000 consisted principally of purchases of computer equipment for $1.5 million and software for $596,000. CUseeMe plans on investing approximately $750,000 in capital equipment in 2001 to upgrade computer equipment and to build out and strengthen its information systems infrastructure. CUseeMe's capital requirements may vary materially from those it now anticipates, depending on a number of factors including:

  •
  the level of CUseeMe's research and development activities;

  •
  the rate of market acceptance of CUseeMe's software offerings; and

  •
  the success of CUseeMe's sales, marketing and distribution strategy.

    At December 31, 2000, CUseeMe had cash and cash equivalents of $9.3 million, short-term investments of $3.3 million and working capital of $12.9 million. At March 30, 2001, CUseeMe had cash and cash equivalents of $9.7 million, short-term investments of $178,000 and working capital of $10.0 million. CUseeMe continues to experience a negative cash flow from operations in each fiscal quarter. CUseeMe is not currently a party to any bank credit arrangements or other loan facility. CUseeMe believes that its current cash, cash equivalents and short-term investments will be sufficient to fund its operations and capital expenditures through the fourth quarter of 2001. If CUseeMe does not complete the proposed merger with First Virtual Communications, its liquidity after the fourth quarter of 2001 will depend on its internally generated funds and ability to obtain funds from additional equity or debt financings from external sources. Moreover, if CUseeMe does not meet its goals with respect to revenue or if its costs are higher than anticipated, CUseeMe may require substantial additional funds at an earlier date, which may not be available on acceptable terms, or at all.

Inflation

    Although certain of CUseeMe's expenses increase with general inflation in the economy, inflation has not had a material effect on its financial condition or results of operations to date.

Quantitative and Qualitative Disclosures About Market Risk

    As of December 31, 2000, CUseeMe Networks held a total of $12,594,471 of cash, cash equivalents, and short-term investments. These securities primarily consist of investments in high grade commercial paper, overnight repurchase agreements and corporate bonds, or debt securities, and equity securities. The debt securities, which are fixed rate and generally held to maturity, are subject to interest rate risk in the event they are liquidated prior to maturity. A 100 basis point increase or decrease in interest rates would not materially impact CUseeMe's financial position or results of operations. For equity securities, which approximated $500,000 in carrying value at December 31, 2000, a 10% change in fair value would not have a material impact on CUseeMe's financial position or results of operations.

    A portion of CUseeMe's operations consist of software research and development activities at its French subsidiary. CUseeMe's exposure to foreign currency exchange rate risk relates primarily to amounts owed by its French subsidiary, which are denominated in Euros and approximate $300,000 at

December 31, 2000. Consequently, a 10% change in the exchange rate would not have a material impact on CUseeMe's financial position or results of operations. CUseeMe does not regularly enter into derivative or foreign exchange forward contracts to mitigate the impact of fluctuations in exchange rates between the U.S. dollar and the Euro.

Recent Accounting Pronouncements

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.133, Accounting for Derivative Instruments and Hedging Activities, which requires companies to record derivatives on their balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. As initially issued, SFAS 133 was effective for fiscal years beginning after June 15, 1999. In July 1999, the FASB issued SFAS 137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of SFAS NO 133. SFAS 137 deferred the effective date of SFAS 133 until the first fiscal quarter beginning after June 15, 2000. The adoption of SFAS 133 did not have a material effect on CUseeMe's financial position or results of operations.

BENEFICIAL SECURITY OWNERSHIP OF CERTAIN OWNERS AND MANAGEMENT OF CUSEEME

    The following table sets forth certain information regarding the beneficial ownership of CUseeMe's common stock as of May 10, 2001 by (1) all those known by CUseeMe to be the beneficial owner of more than 5% of CUseeMe's common stock, (2) each director, (3) CUseeMe's chief executive officer and other three most highly compensated executive officers who earned more than $100,000 in salary and bonus at December 31, 2000, and (4) all directors and executive officers as a group.

	Beneficial Ownership(2)
Name and Address(1)	Number of Shares	Percent of Total
Austin W. Marxe and David Greenhouse(3) 153 East 53 St, 51st Floor New York, NY 10022	1,399,300	11.3%
Consortium de Realisation(4) 27-29 RUE Le Peletier 75009 Paris, France	820,330	6.6%
Killko A. Caballero(5)	436,638	3.5%
Adam Stettner(6) 153 East 53 Street, 51st Floor New York, NY 10022	149,300	1.2%
David O. Bundy(7)	85,501	*
Jonathan G. Morgan(8)	65,000	*
Joseph J. Esposito(9)	40,000	*
John E. Kelly(10)	18,750	*
Christine Cox(11)	—	*
All directors and executive officers as a group (7 persons)	795,189	6.3%

*
Less than one percent.

(1)
Unless otherwise indicated, the address of each beneficial owner is c/o CuseeMe Networks, Inc., 542 Amherst Street, Nashua, NH 03063.

(2)
This table is based upon information supplied by officers, directors, principal stockholders and Schedules 13D and 13G filed with the SEC. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options exercisable within 60 days of May 10, 2001. Percentage of beneficial ownership is based on 12,383,880 shares of common stock outstanding as of May 10, 2001.

(3)
Based on Amendment No. 3 to Schedule 13G, filed with the SEC on February 15, 2001 by Special Situations Fund III, L.P., MGP Advisers Limited Partnership, Special Situations Technology Fund, L.P., SST Advisers, L.L.C., Special Situations Cayman Fund, L.P., AWM Investment Company, Inc., Special Situations Private Equity Fund, L.P., AWM Investment Company, Inc., MG Advisors L.L.C., Austin W. Marxe and David Greenhouse. Of the 1,399,300 shares, (a) 962,000 shares are beneficially owned by Special Situations Fund III, L.P., (b) 124,300 shares are beneficially owned by Special Situations Technology Fund, and (c) 313,000 shares are beneficially owned by Special Situations Cayman Fund, L.P. Messrs. Marxe and Greenhouse, who serve as officers, directors and members or principal shareholders of the four investment advisers, claim sole voting and dispositive powers for all 1,399,300 shares.

(4)
Based on a Schedule 13G filed with the SEC on October 2, 1997 by Consortium de Realisation, CDR Enterprises and Land Free Investment. All of the 820,330 shares are directly owned by Land Free Investment, which is a direct subsidiary of CDR Enterprises and an indirect subsidiary of Consortium de Realisation. All of the reporting parties claim shared voting and dispositive powers for all of the 820,330 shares.

(5)
Includes 84,313 shares of common stock that Mr. Caballero has the right to acquire pursuant to outstanding options exerciseable within 60 days of May 10, 2001.

(6)
Includes 25,000 shares of common stock that Mr. Stettner has the right to acquire pursuant to outstanding options exercisable within 60 days of May 10, 2001. The shares deemed to be beneficially owned by Mr. Stettner exclude the shares described in note three above, except for the 124,300 shares owned by Special Situations Technology Fund, L.P., of which he is the managing director. Mr. Stettner is an employee of an entity controlled by Messrs. Marxe and Greenhouse. He disclaims ownership of all of the shares deemed to be owned by Messrs. Marxe and Greenhouse, other than the 124,300 shares owned by Special Situations Technology Fund, L.P. and except to the extent of his pecuniary interest, if any.

(7)
Includes 85,501 shares of common stock that Mr. Bundy has the right to acquire pursuant to outstanding options exercisable within 60 days of May 10, 2001.

(8)
Includes 65,000 shares of common stock that Mr. Morgan has the right to acquire pursuant to outstanding options exercisable within 60 days of May 10, 2001.

(9)
Includes 40,000 shares of common stock that Mr. Esposito has the right to acquire pursuant to outstanding options exercisable within 60 days of May 10, 2001.

(10)
Mr. Kelly resigned from his position as vice president, worldwide marketing and sales at CUseeMe in July 2000.

(11)
Ms. Cox resigned effective March 30, 2001.

DESCRIPTION OF FIRST VIRTUAL COMMUNICATIONS' CAPITAL STOCK

    First Virtual Communications is authorized to issue up to 35,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, of which 27,437 shares have been designated as Series A preferred stock. As of May 10, 2001, 17,429,183 shares of common stock were issued and outstanding and 27,437 shares of Series A preferred stock were issued and outstanding.

Common Stock

    The holders of First Virtual Communications common stock are entitled to one vote for each share of common stock held of record upon such matters and in such manner as may be provided by law. The holders of common stock are entitled to receive ratably dividends, if any, as may be declared by the board of directors out of funds legally available for dividend payments. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

    The First Virtual Communications board of directors is authorized to issue up to an aggregate of 5,000,000 shares of preferred stock, in one or more series. The board of directors may establish and alter from time to time, the designation, powers, preferences and rights to the shares of each such series and the qualifications, limitations or restrictions thereof. Shares of Series A preferred stock may be converted at any time into shares of common stock at an initial conversion rate of 1:125. Series A preferred stock is not entitled to receive dividends unless and until the board of directors declares a dividend in respect of the common stock out of funds legally available for dividend payments. Holders of Series A preferred stock vote together with the common stock as a single class on all matters except as specifically provided in the First Virtual Communications certificate of incorporation or as otherwise required by law. Each share of Series A preferred stock has that number of votes equal to the number of shares of common stock then issuable upon conversion of such share of Series A preferred stock. There are no redemption rights applicable to the Series A preferred stock. In the event that First Virtual Communications liquidates, dissolves or winds up, the holders of Series A preferred stock are entitled to receive in preference to the holders of common stock or other junior stock, but after holders of any senior stock, and pari passu with the holders of any parity stock, a per share amount of $1,000 per share of Series A preferred stock, plus any declared but unpaid dividends. First Virtual Communications must obtain approval from a majority of the holders of the Series A preferred stock in order to (1) alter the First Virtual Communications certificate of incorporation or bylaws in any way which would adversely affect the Series A preferred stock, (2) effect a liquidation or dissolution, (3) commence a bankruptcy, or (4) redeem or repurchase any junior or parity stock of First Virtual Communications.

Registration Rights

    Set forth below is a summary of the registration rights of Vulcan Ventures, holder of First Virtual Communications Series A preferred stock.

    Demand Registrations.  Vulcan Ventures may request that First Virtual Communications file a registration statement for a number of shares held by it equal to at least 5% of the outstanding shares of common stock. First Virtual Communications will be obligated to effect only three registrations pursuant to a request by Vulcan Ventures. If shares requested to be included in a demand registration by these holders of registration rights must be excluded due to limitations on the number of shares to be registered on behalf of the selling holders due to the underwriters' advice in an offering, the registration statement will not include any shares to be offered by First Virtual Communications or sold by other stockholders, and the number of registrable securities included in the registration statement will be allocated pro rata among all holders of shares with registration rights, based on the number of registrable securities held by each holder.

    Piggyback Registration Rights.  Vulcan Ventures has unlimited rights to request that the shares of common stock issuable on conversion of the Series A preferred stock be included in any First Virtual Communications initiated registration or a registration by another stockholder, excluding registrations on Form S-8, Form S-4 or other comparable forms, or with respect to an employee benefit plan or solely in connection with a Rule 145 transaction under the Securities Act of 1933 or if any other stockholder is allowed to register shares of common stock. However, if the underwriter in a registration determines, in good faith, to limit the number of shares proposed to be issued, then the reduction will be done on a pro rata basis.

    Form S-3 Registrations.  If First Virtual Communications qualifies for registration on Form S-3, Vulcan Ventures may request in writing that First Virtual Communications effect registration of common stock issuable on conversion of the Series A preferred stock on Form S-3, provided that the gross offering price of the shares to be so registered in each the registration is $2,500,000 or more. First Virtual Communications is not required to effect a registration on Form S-3 more than once in any six month period, within 180 days after a registration statement other than on Form S-8, Form S-4 or comparable form, or with respect to an employee benefit plan or in connection with a Rule 145 transaction under the Securities Act of 1933.

    Transferability.  The registration rights are transferable upon notice by Vulcan Ventures to First Virtual Communications of the transfer, provided that the transferee assumes the rights and obligations of the transferor for such shares and the transferee is either an affiliate of the holder, or, as a result of the transfer, the transferee holds at least 250,000 shares of common stock, or the transferee is a bank, insurance company or other financial institution.

    Mr. Ungermann also had certain registration rights pursuant to an agreement entered into with First Virtual Communications prior to its public offering. These rights expired May 4, 2001.

COMPARISON OF STOCKHOLDERS' RIGHTS

General

    The rights of First Virtual Communications stockholders are governed by the First Virtual Communications certificate of incorporation, bylaws and the Delaware General Corporation Law, or DGCL. The rights of CUseeMe stockholders are governed by the CUseeMe certificate of incorporation, bylaws and the DGCL.

    Upon consummation of the merger, the stockholders of CUseeMe will become stockholders of First Virtual Communications. The rights of the CUseeMe stockholders differ from the rights of the First Virtual Communications stockholders because the CUseeMe charter documents differ in certain material respects from the First Virtual Communications charter documents.

    The following is a summary of the principal differences between the rights of the CUseeMe stockholders and the rights of the First Virtual Communications stockholders. These differences can be examined in full by reference to the respective charter documents of CUseeMe and First Virtual Communications.

Size of the Board of Directors

    Under the First Virtual Communications certificate, the number of directors constituting the entire board of directors may be changed by one or more resolutions adopted by the board of directors. As long as the current holder of First Virtual Communications Series A preferred stock holds not less than 50% of the Series A preferred stock, the size of the First Virtual Communications board of directors may not be increased to greater than seven without the written consent of the holder. The number of directors of First Virtual Communications is currently fixed at six and will be increased to seven upon the closing of the merger.

    Under the CUseeMe bylaws, the number of directors constituting the entire board of directors may be changed by a resolution of the board of directors and may be increased or decreased at any time or from time to time by the directors by vote of the majority then in office, except any resolution to decrease the size may only be made in order to eliminate vacancies existing by reason of the death, resignation or removal of one or more of the directors. The number of directors of CUseeMe may not be less than five nor more than seven. The number of directors of CUseeMe is currently fixed at five; however, a vacancy currently exists on the board.

Classification of the Board of Directors

    The DGCL permits, but does not require, a classified board of directors, divided into as many as three classes with staggered terms under which one half or one-third of the directors are elected for terms of two or three years, respectively. The First Virtual Communications bylaws provide for a classified board of directors. First Virtual Communications has a classified board consisting of three classes, each class consisting, as nearly as possible, of one third of the total numbers of directors, with each class having a three-year term. CUseeMe bylaws do not provide for a classified board of directors.

Cumulative Voting

    The First Virtual Communications certificate and bylaws are silent as to cumulative voting. The CUseeMe certificate states that there shall be no cumulative voting.

Removal of Directors

    Under the First Virtual Communications bylaws, unless otherwise restricted by statute, any director or the entire board of directors may be removed from office at any time, (i) with cause by the affirmative vote of the holders of a majority of the voting power of all the then outstanding shares of voting stock of the corporation entitled to vote at an election of directors, or the voting stock, or (ii) without cause by the affirmative vote of the holders of at least two-thirds of the voting power of all the then-outstanding shares of the voting stock.

    Under the CUseeMe bylaws, the board of directors or any individual director may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the shares of the capital stock of the corporation issued and outstanding and entitled to vote at an election of directors.

Filling Vacancies on the Board of Directors

    Under the DGCL, vacancies may be filled by a majority of the directors then in office (even though less than a quorum) unless otherwise provided in the certificate of incorporation or bylaws. The DGCL further provides that if, at the time of filling any vacancy, the directors then in office constitute less than a majority of the board (as constituted immediately prior to any such increase), the Delaware Court of Chancery may, upon application of any holder or holders of at least ten percent of the total number of outstanding stock having the right to vote for directors, summarily order a special election to be held to fill any such vacancy or to replace directors chosen by the board of directors to fill such vacancy.

    The First Virtual Communications certificate provides that any vacancy on the board of directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall (unless otherwise determined by resolution of the board of directors and except as otherwise provided by law) be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the board of directors, and not by the stockholders.

    The CUseeMe bylaws state that newly created directorships resulting from an increase in the number of directors and other vacancies may be filled by vote of the stockholders at a meeting called for the purpose, or by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Right to Call Special Meetings of Directors

    Under the First Virtual Communications bylaws, special meetings of the board of directors may be held at any time and place within or without the State of Delaware whenever called by the chairman of the board, the president or any two of the directors.

    The CUseeMe bylaws state that special meetings of the board of directors must be called by the president or by one-third or more in number of directors, with reasonable notice thereof being given to each director by the caller of the meeting.

Right to Call Special Stockholder Meetings

    Under the First Virtual Communications bylaws, special meetings of the stockholders of First Virtual Communications may be called at any time by (i) the chairman of the board of directors, (ii) the chief executive officer, (iii) the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors or (iv) by the holders of shares entitled to cast not less than 50% of the votes at the meeting, and shall be held at such place, on such date, and at such time as the board of directors shall fix. Except as otherwise required by law, the holder of each share of First Virtual Communications' capital stock is entitled to notice of any stockholder meeting. Such notice shall be sent to each stockholder entitled to vote not less than ten nor more than sixty days before the date of the meeting.

    The CUseeMe bylaws provide that special meetings of the stockholders may be called for any purpose or purposes by the president and shall be called by the president or secretary at the request in writing of a majority of directors. Written notice of a special meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

Amendments to Certificates of Incorporation

    Under the DGCL, amendments to a corporation's certificate of incorporation require the approval of the board of directors and stockholders holding a majority of the outstanding stock of that class entitled to vote on that amendment as a class, unless a different proportion is specified in the certificate of incorporation or by other provisions of the DGCL.

    The First Virtual Communications certificate provides that the corporation may amend its certificate in any manner permitted by applicable law, except with respect to Article V, relating to the board of directors, Article VI, relating to director liability, and Article VII, relating to amendments to the certificate. Amendments to the preceeding articles would require the affirmative vote of at least two-thirds of the voting stock.

    The CUseeMe certificate provides that the corporation may amend its certificate in any manner permitted by applicable law.

Amendments to Bylaws

    Under the DGCL, bylaws of a corporation may be amended or repealed by stockholders, and, if provided for in the corporation's certificate, by the directors.

    The First Virtual Communications certificate and bylaws provide that the bylaws may be amended or repealed by a majority of the board of directors then in office or by the affirmative vote of the holders of an affirmative vote of two-thirds of the Voting Stock.

    The CUseeMe certificate and bylaws provide that the bylaws may be amended or repealed by a majority of the board of directors then in office or by the affirmative vote of the holders of at least three-fourths of the outstanding stock entitled to vote any regular meeting of stockholders.

ADDITIONAL MATTERS FOR CONSIDERATION
BY FIRST VIRTUAL COMMUNICATIONS STOCKHOLDERS

    Approval by the First Virtual Communications stockholders of the two proposals submitted to stockholders of First Virtual Communications in this prospectus/joint proxy statement will be required to complete the merger. If either First Virtual Communications proposal is not approved by the First Virtual Communications stockholders, then the merger will not occur. The First Virtual Communications board of directors believes that the merger and related transactions are in the best interests of First Virtual Communications and its stockholders and the board of directors unanimously recommends that you vote for the proposal to issue shares of First Virtual Communications common stock to CUseeMe stockholders and for the proposal to amend First Virtual Communications' Certificate of Incorporation, as described below.

Amendment to the Certificate of Incorporation

    As a condition precedent to CUseeMe's obligation to complete the merger, First Virtual Communications is required to amend its certificate of incorporation. First Virtual Communications' stockholders are requested to approve the amendment of the First Virtual Communications certificate of incorporation to increase the authorized shares of First Virtual Communications common stock from 35,000,000 to 100,000,000 shares, an increase of 65,000,000 shares.

    An increase in the authorized capital stock of First Virtual Communications is necessary to create a sufficient number of shares of First Virtual Communications common stock for issuance in connection with the merger and for issuance of First Virtual Communications common stock upon exercise of CUseeMe stock options assumed by First Virtual Communications in the merger. In addition, the additional authorized capital stock will provide the board of directors with additional flexibility to use its capital stock for business and financial purposes in the future. The shares may be issued, without further stockholder approval, for various purposes, including, without limitation, raising capital, providing equity incentives to employees, including officers and directors and consultants, establishing strategic relationships with other companies and expanding the combined company's business through the acquisition of other businesses.

    Under the First Virtual Communications certificate of incorporation, no stockholder, other than Vulcan Ventures Incorporated, is entitled to preemptive rights in respect of any future issuances of capital stock, and no preemptive rights are contemplated in the proposed amendment. Except for the issuance of shares of stock in connection with the merger, First Virtual Communications does not presently contemplate seeking stockholder approval for any future issuance of capital stock unless required to do so by an obligation imposed by applicable law, a regulatory authority or a third party.

    The additional shares of capital stock that would become available for issuance if the amendment of the First Virtual Communications certificate of incorporation is approved could also be used by First Virtual Communications to oppose a hostile takeover attempt or delay or prevent changes in control or management. For example, without further stockholder approval, the board of directors could strategically sell shares of First Virtual Communications stock in a private transaction to purchasers who would oppose a takeover or favor the then current board of directors. Although this proposal to increase the authorized capital stock has been prompted by the board's desire to consummate the merger and for other business and financial considerations, and not by the threat of any hostile takeover attempt, nor is the board currently aware of any such attempts directed at First Virtual Communications nevertheless, stockholders should be aware that approval of this amendment could facilitate future efforts by First Virtual Communications to deter or prevent changes in control of First Virtual Communications, including transactions in which the stockholders might otherwise receive a premium for their shares over then current market prices.

    The additional First Virtual Communications common stock to be authorized by approval of the amendment would have rights identical to the currently outstanding First Virtual Communications common stock. The issuance of the First Virtual Communications common stock in connection with the merger would not affect the rights of the holders of currently outstanding First Virtual Communications common stock, except for effects incidental to increasing the number of shares of First Virtual Communications common stock outstanding, such as dilution of the earnings per share and voting rights of current stockholders.

    THE FIRST VIRTUAL COMMUNICATIONS BOARD BELIEVES THAT APPROVAL OF THE AMENDMENT OF THE FIRST VIRTUAL COMMUNICATIONS CERTIFICATE OF INCORPORATION IS IN THE BEST INTEREST OF FIRST VIRTUAL COMMUNICATIONS AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE FIRST VIRTUAL COMMUNICATIONS STOCKHOLDERS VOTE IN FAVOR OF THIS PROPOSAL.

LEGAL MATTERS

    The validity of the shares of First Virtual Communications common stock to be issued in connection with the merger and the tax-free nature of the transaction will be passed upon for First Virtual Communications by Cooley Godward LLP, San Diego, California. Certain tax matters related to the merger will be passed upon for CUseeMe by Hale and Dorr LLP Boston, Massachusetts.

REPRESENTATIVES OF INDEPENDENT ACCOUNTANTS

    Representatives of PricewaterhouseCoopers LLP expect to be present at the First Virtual Communications special meeting and representatives of Ernst & Young LLP expect to be present at the CUseeMe special meeting. While the representatives have stated that they do not plan to make a statement at the meetings, they will be available to respond to appropriate questions from stockholders in attendance.

STOCKHOLDER PROPOSALS

    First Virtual Communications' stockholders who wish to submit proposals for First Virtual Communications' 2002 Annual Meeting of Stockholders must have submitted the proposal to First Virtual Communications, 3393 Octavius Drive, Santa Clara, California 95054, Attention: Secretary, in advance of January 2, 2002, for inclusion, if appropriate, in First Virtual Communications' proxy statement and form of proxy relating to its 2002 Annual Meeting. The deadline for submitting a stockholder proposal or a nomination for director that is not to be included in that proxy statement and proxy is not later than the close of business on March 3, 2002 nor earlier than the close of business on January 31, 2002. Stockholders are also advised to review the First Virtual Communications bylaws, which contain additional requirements with respect to advance notice of stockholder proposals and director nominations.

    If the merger is not entered into, CUseeMe will schedule its 2001 Annual Meeting and distribute a separate proxy statement. A CUseeMe stockholder who intends to present a proposal at the 2002 annual meeting of the CUseeMe stockholders for inclusion in its 2002 proxy statement must submit the proposal 60 days prior to the date of the annual meeting. In order for the proposal to be included in the proxy statement, the stockholder submitting the proposal must meet eligibility standards and must comply with procedures established by the SEC, and the proposal must comply with the requirements as to form and substance established by applicable laws and regulations. The proposal must be mailed to CUseeMe's secretary at 542 Amherst Street, Nashua, New Hampshire 03063. In addition, in accordance with the bylaws of CUseeMe, a stockholder wishing to bring an item of business before the 2002 annual meeting or to nominate any person for election to the CUseeMe board of directors at the 2002 annual meeting must deliver proper notice of the item of business or nomination to CUseeMe at its offices no later than 60 days prior to the date of the annual meeting, even if the item or nomination is not to be included in its proxy statement. If CUseeMe gives less than 70 days' notice or prior public disclosure of the date of the meeting, then the stockholder must deliver such notice to us at CUseeMe's offices no later than the tenth day after the earlier of (a) the day on which it mailed notice of the date of the meeting and (b) the day on which it publicly disclosed the date of the meeting. The notice must include certain specific information regarding the proposed item of business or nominee, the stockholder making the proposal, other stockholders known to support the proposal, their stock ownership and their interest in the proposal. If the merger is completed, CUseeMe will have only one stockholder (First Virtual Communications) and therefore will not conduct a 2001 or 2002 annual meeting.

EXPERTS

    The financial statements of First Virtual Communications, Inc. as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 included in this prospectus/joint proxy statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The consolidated financial statements of CUseeMe Networks, Inc. (formerly known as White Pine Software, Inc.) and its subsidiary as of December 31, 2000 and 1999, and for each of the two years in the period ended December 31, 2000, included in this prospectus/joint proxy statement of First Virtual Communications, Inc. and CUseeMe Networks, Inc., have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

First Virtual Communications, Inc.
Condensed Consolidated Balance Sheets
(in thousands, except share data; unaudited)

	(Unaudited)
	March 31 2001	December 31, 2000
ASSETS
Current assets:
Cash and cash equivalents	$11,433	$7,077
Short-term investments	6,984	16,851
Accounts receivable	4,348	9,937
Inventory	10,410	6,912
Prepaids and other current assets	753	871

Total current assets	33,928	41,648
Property and equipment, net	2,607	2,815
Other assets	2,192	2,478

	$38,727	$46,941

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt	$56	$80
Accounts payable	4,205	5,122
Accrued liabilities	4,170	3,574
Deferred revenue	1,494	1,143

Total current liabilities	9,925	9,919
Long-term debt, net of current portion	73	39
Minority interest in consolidated subsidiary	253	253
Stockholders' equity:
Series A Convertible Preferred Stock	—	—
Common stock	17	17
Additional paid-in capital	92,208	92,168
Accumulated other comprehensive income	247	210
Accumulated deficit	(63,996)	(55,665)

Total stockholders' equity	28,476	36,730

	$38,727	$46,941

See accompanying notes to condensed consolidated financial statements.

F–1

First Virtual Communications, Inc.
Condensed Consolidated Statements of Operations
(in thousands, except per share data; unaudited)

	Three months ended March 31
	2001	2000
Revenues	$4,382	$10,083
Cost of revenues	2,587	5,550

Gross profit	1,795	4,533

Operating expenses:
Research and development	3,986	2,681
Selling, general and administrative	6,454	5,844

Total operating expenses	10,440	8,525

Operating loss	(8,645)	(3,992)
Other income, net	316	93
Minority interest in consolidated subsidiary	(2)	(75)

Net loss	$(8,331)	$(3,974)

Net loss per share:
Basic and diluted	$(0.48)	$(0.23)
Shares used to compute net loss per share:
Basic and diluted	17,414	16,970

See accompanying notes to condensed consolidated financial statements.

F–2

First Virtual Communicaions, Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands; unaudited)

	Three Months Ended March 31,
	2001	2000
Cash flows from operating activities:
Net loss	$(8,331)	$(3,974)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	589	526
Provision for doubtful accounts	(20)	(64)
Stock compensation	40	84
Provision for inventory	587	—
Other	37	75
Changes in assets and liabilities net of effects of acquisitions
Accounts receivable	5,609	2,914
Inventory	(4,085)	1,065
Prepaid expenses and other assets	230	575
Accounts payable	(917)	(2,328)
Accrued liabilities	596	344
Deferred revenue	351	(1,002)

Net cash used in operating activities	(5,314)	(1,785)

Cash flows from investing activities:
Acquisition of property and equipment	(207)	(146)
Proceeds from sales of short-term investments	9,867	1,762
Repayment of shareholder notes receivable	—	183

Net cash (used in) provided by investing activities	9,660	1,799

Cash flows from financing activities:
Proceeds from issuance of stock, net	—	1,560
Increase (repayment) of capital lease obligations	10	(19)

Net cash provided by financiing activities	10	1,541

Net (decrease) increase in cash and cash equivalents	4,356	1,555
Cash and cash equivalents at beginning of period	7,077	997

Cash and cash equivalents at end of period	$11,433	$2,552

See accompanying notes to condensed consolidated financial statements.

F–3

First Virtual Communications, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

1. Basis of Presentation

    The unaudited condensed consolidated financial statements included herein reflect all adjustments, consisting only of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of First Virtual Communications, Inc. (the "Company") consolidated financial position, results of operations and cash flows for the periods presented. These condensed consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000. The December 31, 2000 condensed consolidated balance sheet was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles. The results of operations for the period ended March 31, 2001 are not necessarily indicative of the results to be expected for any subsequent quarter or for the entire fiscal year ending December 31, 2001.

2. Inventory

    Inventories as of March 31, 2001 and December 31, 2000 were (in thousands):

	March 31, 2001	December 31, 2000
Raw materials	$3,717	$1,553
Finished goods	6,693	5,359

Total inventory	$10,410	$6,912

3. Net Loss Per Share

    Net loss per share is computed in accordance with Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("FAS 128"). FAS 128 requires the Company to report both basic earnings (loss) per share, which is based on the weighted-average number of common shares outstanding excluding contingently issuable or returnable shares such as shares of unvested restricted common stock, and diluted earnings (loss) per share, which is based on the weighted-average number of common shares outstanding and dilutive potential common shares outstanding.

    As a result of the losses incurred by the Company for the three months ended March 31, 2001 and 2000, all potential common shares were anti-dilutive and were excluded from the diluted net loss per share calculations for such periods.

    The following table summarizes securities outstanding which were not included in the calculations of diluted net loss per share for the three months ended March 31, 2001 and 2000, since their inclusion would be anti-dilutive (in thousands):

	March 31,
	2001	2000
Unvested restricted common stock	—	49
Common stock options	8,125	4,985
Common stock warrants	1,016	166
Convertible preferred stock	3,430	—

    Unvested restricted common stock represents stock that has been issued but which is subject to repurchase to the extent the holder does not remain associated with the Company until such shares are vested. The common stock warrants are exercisable at $7.00 to $12.00 per share and expire at various

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times from May 2001 through June 2005. The stock options outstanding at March 31, 2001, had a weighted average exercise price per share of $8.17, and expire beginning in April 2001 through September 2010. Convertible preferred stock represents the number of shares of common stock that would result if the Series A Preferred Stock was converted at a conversion rate of 125 for 1.

4. Comprehensive Loss

    The Company's comprehensive loss for the three months ended March 31, 2001 and 2000 was $8,368,000 and $3,979,000, respectively.

5. Litigation

    On or about April 9, 1999, several purported class action suits were filed in the United States District Court for the Northern District of California alleging violations of the federal securities laws against the Company and certain of its officers and directors in connection with the Company's reporting of its financial results for the period ended December 31, 1998. The court dismissed these actions without leave to amend on February 14, 2000. The plaintiffs filed a notice of appeal with the Ninth U.S. Circuit Court of Appeals on March 29, 2000. The appeal has been fully briefed by all parties and no date for oral argument has yet been set.

    On April 23, 2001, the Company received notice of a shareholder's derivative action filed in California Superior Court in the County of Santa Clara, alleging that, among other things, certain directors and officers of the Company sold shares of the Company stock between January 21, 1999 and April 6, 1999, while in possession of material non-public information pertaining to the Company. The Company is reviewing the action and due to the uncertainties that exist, the impact, if any, on the Company cannot be reasonably estimated based on facts currently available to management.

6. Issuance of Convertible Preferred Stock

    On June 8, 2000, the Company issued 27,437 shares of Series A Convertible Preferred Stock (the "Preferred Stock") in a private placement to Vulcan Ventures Incorporated ("Vulcan") for an aggregate purchase price of $27,437,000. The Preferred Stock is convertible into 3,429,625 shares of common stock of the Company. The Company also issued a five-year warrant to Vulcan to purchase 850,000 shares of the Company's common stock at an exercise price of $7.00 per share. On the date of issuance, the warrant had an approximate fair market value of $3,700,000, determined using the Black-Scholes pricing model. The aggregate gross proceeds from the transaction exceed the fair value of the stock and warrants issued. The warrant provides anti-dilution protection to Vulcan in the event that the Company issues additional shares of common stock at a price less than $7.00 per share, subject to certain exceptions.

7. New Accounting Pronouncements

    In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). The standard requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Under SFAS No. 133, gains or losses resulting from changes in the values of derivatives are to be reported in the statement of operations or as a deferred item, depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the derivative must be highly effective in achieving offsetting changes in fair value or cash flows of the hedged items during the term of the hedge. In June 1999, the FASB issued SFAS No. 137, "Deferral of the Effective Date of FASB Statement Number 133," to defer for one year

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the effective date of implementation of SFAS No. 133. SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000, with earlier application encouraged. The adoption of SFAS No. 133 on January 1, 2001 did not have a material impact on the Company's financial position, results of operations or cash flows.

8. Pending merger with CUseeMe Networks, Inc.

    On March 22, 2001, the Company, FVC Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of FVC ("Merger Sub"), and CUseeMe Networks, Inc., a Delaware corporation ("CUseeMe") entered into an Agreement and Plan of Merger and Reorganization, dated as of March 22, 2001 (the "Merger Agreement"), pursuant to which Merger Sub agreed to merge with and into CUseeMe (the "Merger"). Upon consummation of the Merger, Merger Sub will cease to exist, and CUseeMe will become a wholly owned subsidiary of FVC.

    The Company expects to issue in the Merger shares of its common stock which will represent approximately 47% of the outstanding shares of common stock of the combined company at an exchange ratio of 1.254. In connection with the Merger Agreement, certain stockholders of the Company and CUseeMe, respectively, entered into Voting Agreements whereby they agreed to vote for the approval of the Merger.

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REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
of First Virtual Communications, Inc.

    In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of First Virtual Communications Inc. (formerly FVC.COM, Inc.), and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Jose, California

January 23, 2001, except for Note 11 for
which the date is March 14, 2001
and Note 13 for which the
date is March 22, 2001

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FIRST VIRTUAL COMMUNICATIONS, INC.

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE DATA)

	December 31, 2000	December 31, 1999
ASSETS
Current assets:
Cash and cash equivalents	$198	$997
Short-term investments	23,730	7,824
Accounts receivable, net of allowances of $470 and $1,269	9,937	14,066
Inventory	6,912	8,104
Prepaids and other current assets	871	2,866

Total current assets	41,648	33,857
Property and equipment, net	2,815	2,880
Other assets	2,478	3,462

	$46,941	$40,199

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt	$80	$143
Accounts payable	5,122	6,968
Accrued liabilities	3,574	3,123
Deferred revenue	1,143	1,745

Total current liabilities	9,919	11,979
Long-term debt, net of current portion	39	85
Minority interest in consolidated subsidiaries	253	323
Commitments and contingencies (notes 9 and 12)
Stockholders' equity:
Convertible preferred stock, $.001 par value; 5,000,000 shares authorized; 27,437 shares issued and outstanding at December 31, 2000	—	—
Common stock, $.001 par value; 35,000,000 shares authorized; 17,334,189 and 16,832,522 shares issued and outstanding, respectively	17	17
Additional paid-in capital	92,168	65,015
Notes receivable from stockholders	—	(321)
Accumulated other comprehensive income (loss)	210	(21)
Accumulated deficit	(55,665)	(36,878)

Total stockholders' equity	36,730	27,812

	$46,941	$40,199

The accompanying notes are an integral part of these consolidated financial statements.

F–8

FIRST VIRTUAL COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT SHARE DATA)

	Year Ended December 31,
	2000	1999	1998
Revenues	$40,011	$45,700	$37,251
Cost of revenues	22,831	28,851	19,220

Gross profit	17,180	16,849	18,031

Operating expenses:
Research and development	12,517	10,170	9,463
Selling, general and administrative	24,507	21,633	11,878
Acquired in-process research and development	—	—	4,664

Total operating expenses	37,024	31,803	26,005

Operating loss	(19,844)	(14,954)	(7,974)
Other income (expense), net	1,187	646	(42)
Minority interest in consolidated subsidiaries	(130)	(20)	—

Net loss	$(18,787)	$(14,328)	$(8,016)

Basic and diluted net loss per share	$(1.09)	$(0.87)	$(0.69)
Shares used to compute basic and diluted net loss per share	17,205	16,433	11,541

The accompanying notes are an integral part of these consolidated financial statements.

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FIRST VIRTUAL COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(IN THOUSANDS, EXCEPT SHARE DATA)

	Convertible Preferred Stock
			Common Stock
					Additional Paid-in Capital	Notes Receivable from Stockholders	Cumulative Translation Adjustment	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount
Balance at December 31, 1997	8,040,153	$8	4,824,684	$5	$17,267	$(837)	—	$(14,534)	$1,909
Issuance of common stock in initial public offering, net	—	—	3,132,000	3	36,072	—		—	36,075
Conversion of preferred stock into common stock upon initial public offering	(8,040,153)	(8)	8,040,153	8	—	—		—	—
Issuance of common stock and other equity instruments for business acquisition	—	—	401,389	—	5,179	—		—	5,179
Exercise of stock options	—	—	194,133	—	815	—		—	815
Issuance (repurchase) of common stock, net	—	—	(203,352)	—	(147)	335		—	188
Stock compensation charges	—	—	—	—	2,463	—		—	2,463
Net loss	—	—	—	—	—	—		(8,016)	(8,016)

Balance at December 31, 1998	—	—	16,389,007	16	61,649	(502)	—	(22,550)	38,613
Issuance of common stock under stock option plans and related benefits			409,494	1	2,090	—		—	2,091
Issuance of common stock, net			34,021	—	491	181		—	672
Issuance of warrants for business acquisition			—	—	292	—		—	292
Stock compensation charges			—	—	493	—		—	493
Cumulative translation adjustment	—	—	—	—	—	—	(21)	—	(21)
Net loss	—	—	—	—	—	—		(14,328)	(14,328)

Balance at December 31, 1999	—	—	16,832,522	17	65,015	(321)	(21)	(36,878)	27,812
Issuance of Series A preferred Stock and warrant	27,437	—	—	—	24,282				24,282
Issuance of common stock under stock option plans and related benefits	—	—	564,143	—	2,952	—	—	—	2,952
Issuance (repurchase) of common stock, net	—		(62,476)	—	(348)	321	—	—	(27)
Stock compensation charges					267				267
Cumulative translation adjustment							231		231
Net loss								(18,787)	(18,787)

Balance at December 31, 2000	27,437	$—	17,334,189	$17	$92,168	$—	$210	$(55,665)	$36,730

The accompanying notes are an integral part of these consolidated financial statements.

F–10

FIRST VIRTUAL COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

	Year Ended December 31,
	2000	1999	1998
Cash flows from operating activities:
Net loss	$(18,787)	$(14,328)	$(8,016)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,156	2,118	1,961
Provision for doubtful accounts	524	1,201	136
Stock compensation	267	493	1,250
Acquired in-process research and development	—	—	4,664
Provision for inventory	—	4,200	—
Other	161	306	(44)
Changes in assets and liabilities net of effects of acquisitions
Accounts receivable	3,605	(3,546)	(8,727)
Inventory	1,192	(6,751)	(1,839)
Prepaid expenses and other assets	2,259	(1,144)	(1,308)
Accounts payable	(1,846)	1,923	843
Accrued liabilities	451	1,186	468
Deferred revenue	(602)	(2,160)	3,643

Net cash used in operating activities	(10,620)	(16,502)	(6,969)

Cash flows from investing activities:
Acquisition of businesses, net of cash received	—	(750)	(360)
Acquisition of property and equipment	(1,371)	(2,000)	(1,987)
Purchase of short-term investments, net	(15,906)	8,609	(16,433)
Repayment of shareholder notes receivable	321	181	—

Net cash (used in) provided by investing activities	(16,956)	6,040	(18,780)

Cash flows from financing activities:
Borrowings under short-term credit facilities	—	—	3,600
Repayment of short-term credit facilities	—	—	(4,905)
Repayment of long-term debt and notes payable	—	(1,300)	(2,015)
Proceeds from issuance of stock, net	26,886	2,581	37,078
Repayment of capital lease obligations	(109)	(137)	(194)

Net cash provided by financing activities	26,777	1,144	33,564

Net (decrease) increase in cash and cash equivalents	(799)	(9,318)	7,815
Cash and cash equivalents at beginning of period	997	10,315	2,500

Cash and cash equivalents at end of period	$198	$997	$10,315

Supplemental cash flow information:
Cash paid for interest	$32	$54	$206
Equipment acquired under capital lease obligations	—	—	203
Issuance of options and warrants	593	70	1,213
Common stock issued and options and warrants issued or assumed in connection with acquisitions	—	292	5,179
Debt assumed in connection with acquisition of ICAST	—	—	1,300

The accompanying notes are an integral part of these consolidated financial statements.

F–11

FIRST VIRTUAL COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES.

THE COMPANY

    First Virtual Communications, Inc. (the "Company") was incorporated in California under the name First Virtual Corporation in October 1993 and subsequently reincorporated in Delaware in December 1997. In July 1998, the Company changed its name to FVC.COM, Inc., and on February 5, 2001 the Company changed its name to First Virtual Communications, Inc. The Company provides systems and services that enable system integrators and service providers to deliver an integrated suite of video collaboration applications to their enterprise customers. The Company sells its products worldwide through original equipment manufacturers ("OEM partners"), distributors and resellers.

    The Company has one reporting segment based on its management structure.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in entities of which the Company owns between 20% and 50% and on which the Company has the ability to exercise significant influence but not control are accounted for under the equity method.

    Minority interest reflects the interest of minority shareholders in the operating results of consolidated subsidiaries.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

    The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents and those with maturities greater than three months are considered short-term investments. The Company has classified all short-term investments as available-for-sale. Short-term investments held at December 31, 2000 and 1999 have been presented at cost, which approximated fair value.

INVENTORY

    Inventory is stated at the lower of cost or market. Cost is determined using the first-in, first-out method. During the quarter ended December 31, 1999, the Company recorded inventory related charges of $5.0 million. The majority of these charges related to the write down of inventories for certain excess and obsolete products and to record physical inventory adjustments. The charge has been included in cost of revenues.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets, generally three years. Leasehold improvements are amortized using

F–12

the straight-line method over the shorter of the estimated useful lives of the assets or the remaining lease term. When property or equipment is retired or otherwise disposed of, the Company removes the asset and accumulated depreciation from its records and recognizes any related gain or loss in the determination of income.

GOODWILL AND OTHER PURCHASED INTANGIBLE ASSETS

    Goodwill, representing the excess of purchase price and acquisition costs over the fair value of net assets of businesses acquired, and other purchased intangibles are amortized on a straight-line basis over the estimated economic lives, which range from four to five years. Amortization expense relating to goodwill and other intangible assets was $720,000 for 2000 and $601,000 for 1999.

IMPAIRMENT OF LONG-TERM ASSETS

    The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-term assets, including intangible assets, may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-term assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of future cash flows is less than the carrying amount of these assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets.

REVENUE RECOGNITION

    Revenues are recognized upon shipment of product to customers, provided no significant obligations remain, collectibility is probable and returns are estimable. Revenues from sales to certain of the Company's resellers are subject to agreements allowing rights of return and price protection. In such cases, the Company provides reserves for estimated future returns and credits for price protection upon revenue recognition. Such reserves are estimated based on historical rates of return and allowances, reseller inventory levels, the Company's estimates of expected sell through by resellers and other related factors. Actual results could differ from these estimates. In the event of inability to estimate returns from any reseller, the Company defers revenue recognition until the reseller has sold through the products.

    Advance payments received from customers and gross margin deferred with respect to sales to resellers wherein the Company does not have the ability to estimate returns are recorded as deferred revenue.

    The Company on occasion receives nonrecurring engineering funding for development projects. Revenues from such funding are recognized over the term of the respective contract using the percentage of completion method. Amounts received under such projects have not been material to date.

    A provision is made upon revenue recognition for the estimated cost to repair or replace products under warranty arrangements. The Company provides a limited amount of telephone technical support to customers. These activities are generally considered insignificant customer support obligations and related costs are accrued upon revenue recognition.

F–13

SOFTWARE DEVELOPMENT COSTS

    Software development costs incurred prior to the establishment of technological feasibility are included in research and development and are expensed as incurred. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the product are capitalized, if material. To date, all software development costs have been expensed as incurred.

STOCK-BASED COMPENSATION

    The Company accounts for employee stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations thereof. Options and warrants granted to non-employees are accounted for using the fair value method prescribed by Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation." The Company also has adopted the disclosure only provisions of FAS 123.

INCOME TAXES

    Income taxes are accounted for using an asset and liability approach. The asset and liability approach requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets are based on provisions of currently enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

EARNINGS PER SHARE

    Basic earnings (loss) per share is based on the weighted-average number of common shares outstanding excluding contingently issuable or returnable shares, such as shares of unvested restricted common stock. Diluted earnings (loss) per share is based on the weighted-average number of common shares outstanding and dilutive potential common shares outstanding. As a result of the losses incurred by the Company during 2000, 1999 and 1998, all potential common shares were anti-dilutive and excluded from the diluted net loss per share calculations.

    The following table summarizes securities outstanding as of each period end which were not included in the calculation of diluted net loss per share since their inclusion would be anti-dilutive:

	December 31,
	2000	1999	1998
	(in thousands)
Unvested restricted common stock	4	56	492
Series A Convertible preferred stock	27	—	—
Stock purchase warrants	1,016	307	290
Stock options	6,594	4,729	3,322

F–14

    Unvested restricted common stock represents stock that has been issued but which is subject to repurchase to the extent the holder does not remain associated with the Company until such shares are vested.

CONCENTRATION OF CREDIT RISK AND GEOGRAPHIC DISTRIBUTION OF REVENUES

    Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and accounts receivable. The Company invests its excess cash in a variety of financial instruments such as U.S. government securities, municipal notes and corporate bonds. The Company, by policy, limits the amount of credit exposure to any one financial institution or commercial issuer, and restricts the placement of funds to financial institutions evaluated as highly credit-worthy. The Company sells its products to original equipment manufacturers, distributors, value-added resellers and end-user customers throughout the world. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Company provides an allowance for uncollectible accounts receivable based upon the expected collectibility of such receivables. For the years ended December 31, 2000, 1999, and 1998, the allowance for doubtful accounts was increased for additions of $524,000, $1,201,000 and $136,000 respectively, and reduced for bad debt write-offs of $1,323,000, $100,000 and $183,000, respectively.

    In 2000, 1999, and 1998 revenues from one customer represented 9%, 29% and 39%, respectively, of total revenues, and a second customer represented 10% of total revenues in 1999.

    The following table summarizes the percentage of total revenues by geographic area based on the destination of the related shipments:

	Year Ended December 31,
	2000	1999	1998
United States	88%	86%	79%
Asia	7%	5%	9%
Europe	5%	9%	12%

Total	100%	100%	100%

    At December 31, 2000, outstanding receivables from one customer represented 13% of accounts receivable. At December 31, 1999, outstanding receivables from two customers represented 14% and 13% of accounts receivable.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts of cash and cash equivalents, short-term investments and other current assets and liabilities such as accounts receivable, accounts payable and accrued liabilities, as presented in the consolidated financial statements, approximate fair value because of their short maturities. The recorded amount of long-term debt approximates fair value as the actual interest rates approximate current competitive rates.

F–15

COMPREHENSIVE INCOME (LOSS)

    Under Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130"), the Company is required to report comprehensive income, which includes the company's net income, as well as changes in equity from other sources. FAS 130 requires that comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements that constitute a full set of financial statements. The adoption of this standard has not resulted in a material effect on the Company's consolidated financial statements. The Company's reported net loss approximated its comprehensive net loss for 2000, 1999 and 1998.

    The following table represents the calculation of comprehensive income as required by FAS 130. The components of comprehensive income are as follows:

	Year Ended December 31,
	2000	1999
Net loss	$(18,787,000)	$(14,328,000)
Cumulative translation adjustment	231,000	(21,000)

Total comprehensive income	$(18,556,000)	$(14,349,000)

RECLASSIFICATIONS

    Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no impact on previously reported results of operations or stockholders' equity.

NEW ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). The new standard requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Under SFAS No. 133, gains or losses resulting from changes in the values of derivatives are to be reported in the statement of operations or as a deferred item, depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the derivative must be highly effective in achieving offsetting changes in fair value or cash flows of the hedged items during the term of the hedge. In June 1999, the FASB issued SFAS No. 137, "Deferral of the Effective Date of FASB Statement Number 133," to defer for one year the effective date of implementation of SFAS No. 133. SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000, with earlier application encouraged. To date, the Company has not engaged in any foreign currency hedging activity and does not expect the adoption of this new standard in the first quarter of 2001 to have a significant impact on the Company.

    In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles ("GAAP") to revenue recognition in financial statements. In March 2000, the SEC issued SAB 101A which deferred the

F–16

Company's required adoption of SAB 101 until the quarter beginning October 1, 2000. The adoption of SAB 101 did not have a material impact on the Company's reported results of operations.

DEPENDENCE ON SUPPLIERS

    The Company's ability to timely deliver its products is dependent upon the availability of quality components and subsystems used in these products. The Company depends in part upon subcontractors to manufacture, assemble and deliver certain items in a timely and satisfactory manner. The Company obtains certain components and subsystems from single or a limited number of sources. A significant interruption in the delivery of such items could have a material adverse effect on the Company's consolidated financial condition and results of operations.

NOTE 2—ACQUISITION OF ICAST CORPORATION

    In August 1998, the Company acquired ICAST Corporation, ("ICAST"). Since its inception, ICAST developed software designed for Internet and intranet broadcasting of real-time video, audio and data. The Company acquired all of the outstanding stock of ICAST in exchange for 401,389 shares of First Virtual Communications, Inc. common stock, a cash payment of $327,000 and the assumption of certain outstanding ICAST stock options, warrants and debt. The transaction was accounted for as a purchase; accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair market values at the date of acquisition as determined by an independent appraisal. The acquired in-process research and development represents the estimated fair market value, using a risk-adjusted income approach, of specifically identified technologies which had not reached technological feasibility and had no alternative future uses.

    The purchase price, including liabilities assumed of $1.8 million, aggregated approximately $7.6 million, of which $4.7 million was allocated to acquired in-process research and development.

    At the time of the acquisition, ICAST was a privately held, development stage company involved in research and development of a low-bit rate software product designed for Internet and intranet broadcasting of real-time video, audio and data. The value assigned to in-process research and development was based on this research project for which technological feasibility had not been established. The value was determined by estimating the expected cash flows from this project once commercially viable, discounting the net cash flows back to their present value and then applying a percentage of completion.

    The percentage of completion for this project was determined by comparing both effort expended and research and development costs incurred as of August 1998, to the remaining effort to be expended and research and development costs to be incurred, based on management's estimates, to bring the project to technological feasibility. Based on these comparisons management estimated the project to be approximately 83% complete as of the date of acquisition. The project was substantially completed in December 1998. The effort and costs required to complete the project approximated the estimates made by management at the date of acquisition.

    The following pro forma information reflects the results of operations for the year ended December 31, 1998. as if the acquisition of ICAST Corporation had occurred as of the beginning of the period presented, after giving effect to certain pro forma adjustments, and excludes the charge relating to IPR&D. These pro-forma results have been prepared for comparative purposes only and do not

F–17

purport to be indicative of what operating results would have been had the acquisition actually taken place as of the beginning of such period or what operating results may occur in the future.

Year Ended December 31, 1998
(Unaudited) (In thousands, except per share data)
Revenues	$37,495
Net loss	(5,406)
Net loss per share	(0.46)

NOTE 3—ACQUISITION OF BUSINESSES

    In May 1999, the Company acquired a controlling interest in a United Kingdom based entity which has been a distributor of the Company's products in the United Kingdom and the Middle East. The Company acquired 52% of the outstanding stock of a newly incorporated holding company that owns 100% of the shares of this entity, in exchange for a cash payment of $750,000. The transaction was accounted for as a purchase; accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair market values at the date of acquisition. Goodwill of $360,000 arising from the acquisition is being amortized over its estimated useful life of five years.

    In December 1999, the Company acquired an entity in the Netherlands that has been a distributor of the Company's products in Germany and Italy. The Company acquired 80% of the outstanding stock it did not already own in exchange for warrants valued at $292,000. The warrants give the holders the right to purchase 61,666 shares of the Company's common stock at a price of $12 per share. The transaction was accounted for as a purchase; accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair market values at the date of acquisition. Goodwill of $275,000 arising from the acquisition is being amortized over its estimated useful life of five years.

NOTE 4—INITIAL PUBLIC OFFERING

    In May 1998, the Company completed its initial public offering whereby the Company sold 3,132,000 shares of its common stock to the public at a price of $13 per share. The Company received $36.1 million of cash, net of underwriting discounts, commissions and other offering costs. In addition, each outstanding share of convertible preferred stock was automatically converted into one share of common stock (see Note 10). The Company used $6.9 million of the net proceeds from its initial public offering to repay outstanding indebtedness, including $2.3 million for borrowings under its working capital line of credit and $2.6 million for the outstanding balance of a loan from Hambrecht & Quist Guaranty Finance, LLC (see Note 6).

F–18

NOTE 5—BALANCE SHEET COMPONENTS

	December 31,
	2000	1999
	(In thousands)
Inventory:
Raw materials	$1,553	$2,155
Finished goods	5,359	5,949

	$6,912	$8,104

Prepaid expenses and other current assets
Prepaid expenses	$304	$758
Other receivables	567	2,108

	$871	$2,866

Property and equipment:
Computers and equipment	$4,968	$4,788
Furniture and fixtures	1,103	1,241
Leasehold improvements	269	346

	6,340	6,375
Less accumulated depreciation and amortization	(3,525)	(3,495)

	$2,815	$2,880

Other assets
Goodwill and intangible assets	1,913	2,459
Other	565	1,003

	$2,478	$3,462

Accrued liabilities:
Accrued employee compensation	$2,013	$1,149
Accrued warranty	578	329
Other	983	1,645

	$3,574	$3,123

    As of December 31, 2000 and 1999, property and equipment recorded under capital leases, consisting primarily of computers and equipment, totaled approximately $1,053,000, with related accumulated amortization of approximately $991,000 and $847,000, respectively.

NOTE 6—CREDIT FACILITIES AND NOTES PAYABLE

    In February 1998, the Company entered into a transaction with Hambrecht & Quist Guaranty Finance, LLC ("Guaranty Finance"), whereby Guaranty Finance would loan the Company up to $5 million. Under related agreements which were executed on March 12, 1998 and subsequently amended on April 24, 1998, (i) Guaranty Finance agreed to lend the Company up to $5 million at an interest rate of 12% per annum, $1.1 million of which was loaned to the Company in March 1998 and $1.5 million of which was loaned to the Company in April 1998 (the "Loan") and (ii) Guaranty Finance purchased from the Company for $1,250 a warrant to purchase 125,000 shares of the Company's common stock at a per share purchase price equal to the initial public offering price of

F–19

$13.00. The warrant, which was exercisable through March 1, 2003, was net exercised in March 2000, pursuant to which the Company issued 55,961 shares of common stock to Guaranty Finance. The fair value of this warrant was estimated to be approximately $563,000 using the Black-Scholes model and was expensed as an additional cost of financing in 1998. The Company also paid a $100,000 fee to Guaranty Finance in consideration for entering into the Loan. This financing agreement expired on December 31, 1998.

    In connection with the ICAST acquisition, the Company assumed various notes payable aggregating $1.3 million. The notes bore interest at 6% per annum and were repaid in the first quarter of 1999.

NOTE 7—LONG-TERM DEBT

    Long-term debt comprises:

	December 31,
	2000	1999
	(In thousands)
Capitalized lease obligations	$119	$228
Less current portion	(80)	(143)

	$39	$85

NOTE 8—INCOME TAXES

    No provision or benefit for income taxes has been recognized for any of the periods presented as the Company has incurred net operating losses for income tax purposes and had no carryback potential.

    Deferred tax assets consist of:

	December 31,
	2000	1999
	(In thousands)
Net operating loss carryforwards	$15,415	$8,013
Tax credits	2,015	2,507
Accruals and reserves	2,205	4,251

Total deferred tax assets	19,635	14,771
Less valuation allowance	(19,635)	(14,771)

Net deferred tax assets	$—	$—

    Based on a number of factors, including the lack of a history of profits and the fact that the Company competes in a developing market that is characterized by rapidly changing technology, management believes that the weight of available evidence indicates that it is more likely than not that the company will not be able to realize its deferred tax assets and thus a full valuation allowance has been provided at December 31, 2000 and 1999.

F–20

FIRST VIRTUAL COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8—INCOME TAXES (Continued)

    At December 31, 2000, the Company had net operating loss carry forwards of approximately $45.9 million and $16.0 million for federal and state jurisdictions, respectively, available to reduce future taxable income. Approximately $5.4 million of the federal net operating loss carry forwards resulted from the Company's acquisition of ICAST Corporation. The federal net operating loss carry forwards expire from 2013 through 2020 and the state net operating loss carryforwards expire from 2000 through 2005.

    Under the Tax Reform Act of 1986, the amount of the benefit from net operating losses that can be carried forward may be limited in certain circumstances including, but not limited to, a cumulative stock ownership change of more than 50% over a three year period, as defined. As a result of the ownership change that occurred upon the Company's acquisition of ICAST, utilization of the net operating loss carry forwards related to ICAST is limited to approximately $350,000 per year.

NOTE 9—COMMITMENTS

LEASES

    The Company leases its facility under noncancelable operating lease agreements that expire in 2009. In addition, the Company leases certain equipment under long-term lease agreements that are classified as capital leases. These capital leases terminate at various dates through 2002. Future minimum lease payments under all noncancelable operating and capital leases as of December 31, 2000 are as follows (in thousands):

	Operating Leases	Capital Leases
Year ending December 31,
2001	$1,451	114
2002	1,498	9
2003	1,518	—
2004	1,545	—
2005	1,574	—
Thereafter	6,079	—

Total minimum lease payments	$13,665	123

Less amount representing interest		(4)

Present value of capital lease obligations		119
Less current portion		(80)

Lease obligations, long-term		$39

    Rent expense under operating leases for the years ended December 31, 2000, 1999 and 1998, was approximately $1,233,000, $1,103,000 and $583,000, respectively.

NOTE 10—CONVERTIBLE PREFERRED STOCK

    At December 31, 1999, the Company had authorized 5,000,000 shares of undesignated convertible preferred stock. Prior to completion of the Company's initial public offering, the Company had authorized 10,000,000 shares of preferred stock, of which 8,040,153 shares were issued and outstanding.

F–21

Each Preferred Share was converted into one share of common stock upon completion of the Company's initial public offering in May 1998.

    On June 8, 2000, the Company issued 27,437 shares of Series A Convertible preferred stock (the "Preferred Stock") in a private placement to Vulcan Ventures Incorporated ("Vulcan") for an aggregate purchase price of $27,437,000. The Preferred Stock is convertible into 3,429,625 shares of common stock of the Company, subject to adjustment for dilution in the event the Company completes an offering of common stock, subject to certain exceptions, at a price less than $8.00 per share. The Company also issued a five-year warrant to Vulcan to purchase 850,000 shares of common stock at $7.00 per share. On the date of issuance, the warrant had an approximate fair market value of $3,700,000 determined using the Black-Scholes pricing model. The warrant provides anti-dilution protection to Vulcan, including protection in the event the Company issues additional shares of common stock, subject to certain exceptions, at a price less than $7.00 per share. Each share of Preferred Stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible and votes together as one class with the common stock, unless otherwise specified in the Company's Certificate of Incorporation. The holder of the Preferred Stock has dividend rights on parity with the common stock. Each share of Preferred Stock has a liquidation preference of $1,000 per share. The Company must obtain approval from a majority of the holders of the Preferred Stock in order to alter the Certificate of Incorporation if such alteration would adversely affect the Preferred Stock and for certain other matters.

WARRANTS

    In 1997, the Company issued warrants to purchase 60,936 shares of its Series D preferred stock at $8.00 per share in conjunction with certain financing arrangements. The warrants were exercisable immediately and were to expire at various times from 3 to 4.3 years following the closing of the Company's initial public offering. Upon closing of the offering in May 1998, the warrants converted to warrants to purchase the same number of shares of the Company's common stock at an exercise price of $8.00 per share. As of December 31, 2000 and 1999, no warrants had been exercised. The aggregate value of these warrants was estimated by the Company, using the Black-Scholes model, at approximately $233,000 and was expensed as an additional cost of financing over the term of the related outstanding borrowings.

NOTE 11—STOCK PLANS

1997 EQUITY INCENTIVE PLAN

    In October 1997, the Board of Directors and stockholders approved the consolidation and restatement of the Company's 1993 Employee, Consultant and Director Stock Purchase Plan (the "1993 Plan") and the 1996 Stock Option Plans (the "1996 Plans") into the 1997 Equity Incentive Plan (the "1997 Plan") which became effective upon the closing of the Company's initial public offering. The 1997 Plan is intended to serve as the successor equity incentive program to the 1993 Plan and the 1996 Plans (the "Predecessor Plans"). Outstanding options and stock purchase awards under the Predecessor Plans were incorporated into the 1997 Plan upon effectiveness of the initial public offering. The incorporated options and stock purchase awards will continue to be governed by their existing terms which are essentially the same as similar awards granted under the 1997 Plan described below. Under the 1997 Plan, as amended, an aggregate of 5,875,000 shares of common stock are authorized to be

F–22

issued pursuant to stock awards. As of December 31, 2000, 1,956,486 shares of common stock pursuant to awards under the 1997 Plan are available for future grant.

    The 1997 Plan provides for the grant of stock options, stock purchase awards and stock bonuses to employees, directors and consultants. Options granted under the 1997 Plan are for periods not to exceed ten years, and must be issued at prices not less than 100% and 85%, for incentive and nonqualified stock options, respectively, of the fair market value of the stock on the date of grant. Incentive stock options granted to stockholders who own greater than 10% of the outstanding stock are for periods not to exceed five years and must be issued at prices not less than 110% of the fair market value of the stock on the date of grant. Options granted under the 1997 Plan are exercisable at such time and under such conditions as determined by the Board of Directors, and generally vest over four years.

    Restricted stock purchase awards under the 1997 Plan are to be issued at a price not less than 85% of the fair market value of the stock on the date of grant. Restricted stock purchase awards may be accompanied by a repurchase option in favor of the Company in accordance with a vesting schedule and at a price determined by the Board of Directors. Shares subject to stock awards that have expired or otherwise terminated shall again become available for the grant of awards under the 1997 Plan, including shares subject to currently outstanding options and restricted stock issued under the 1993 Plan and the 1996 Plans. As of December 31, 2000 and 1999, a total of 3,699 and 148,824, respectively, of unvested shares of common stock were outstanding subject to repurchase by the Company at a repurchase price equal to the original issuance price of such shares.

1999 EQUITY INCENTIVE PLAN

    In April 1999, the Board of Directors approved the 1999 Equity Incentive Plan (the "1999 Plan"). Under the 1999 Plan, as amended through January 2001, an aggregate of 6,000,000 shares of common stock are authorized to be issued pursuant to stock awards. As of December 31, 2000, 125,662 shares of common stock pursuant to awards under the 1999 Plan are available for future grant.

    The 1999 Plan provides for the grant of nonqualified stock options, stock purchase awards and stock bonuses to selected employees, directors and consultants. Options granted under the 1999 Plan are for periods not to exceed ten years, and must be issued at prices not less than 85% of the fair market value of the stock on the date of grant. Options granted under the 1999 Plan are exercisable at such time and under such conditions as determined by the Board of Directors, and generally vest over four years.

    Restricted stock purchase awards under the 1999 Plan are to be issued at a price determined by the Board of Directors. Restricted stock purchase awards may be accompanied by a repurchase option in favor of the Company in accordance with a vesting schedule and at a price determined by the Board of Directors. Shares subject to stock awards that have expired or otherwise terminated shall again become available for the grant of awards under the 1999 Plan. As of December 31, 2000, no unvested shares of common stock was subject to repurchase by the Company under the plan.

1997 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

    In September 1997, the Company's Board of Directors approved the 1997 Non-Employee Directors' Stock Option Plan (the "Directors' Plan"). Under the Directors' Plan, 350,000 shares of the

F–23

company's common stock are reserved for issuance thereunder. In March 2001, subject to stockholder approval, the Board of Directors authorized a 350,000 share increase in the number of shares of common stock available for issuance under the Directors' Stock Option Plan. As of December 31, 2000, 80,000 shares of common stock pursuant to awards under the Directors' Plan are available for future grant.

    The Directors' Plan provides for the grant of options to purchase 30,000 shares of common stock to each director who is not also an employee of the Company (a "Non-Employee Director") upon initial election to the Board of Directors and subsequent automatic grants of options to purchase 10,000 shares of common stock on each anniversary of a previous grant. In March 2001, the Board of Directors also authorized, subject to stockholder approval, the issuance under the Directors' Plan of 10,000 shares annually to each Non-Employee Director for service on each committee of the Board, including the Audit Compensation and Nominating Committees. The options vest over a five-year period commencing on the date of grant, with 10% of the shares vesting six months following the date of grant and the remaining 90% vesting on a daily ratable basis thereafter.

    A summary of option activity under the 1999 Plan, the 1997 Plan and the Directors' Plan follows:

	Shares Subject to Options Outstanding	Weighted Average Exercise Price
	(In thousands)
Balance at December 31, 1997	2,129	$5.71
Granted	2,449	11.03
Exercised	(194)	4.20
Cancelled	(1,062)	10.12

Balance at December 31, 1998	3,322	8.30
Granted	2,666	10.74
Exercised	(409)	5.63
Cancelled	(850)	9.95

Balance at December 31, 1999	4,729	9.61
Granted	5,240	7.48
Exercised	(392)	6.41
Cancelled	(2,983)	10.70

Balance at December 31, 2000	6,594	7.62

    With respect to certain options and restricted stock granted in 1996 and 1997, the Company has recognized a compensation charge of approximately $2.1 million. Further, in early February 1998, after considering various factors including the input provided by the Company's investment bankers, the Board of Directors of the Company approved a plan under which 499,500 options previously granted at prices of $10.20 and $11.00 to employees (excluding officers) were exchanged for options at $8.50 per share, which the Board concluded was the fair value of the Company's common stock at that time. The Company is recognizing a compensation charge of approximately $1.3 million with respect to the 499,500 repriced stock options and 278,000 additional stock options granted in early February 1998 at $8.50 per share, computed based on a deemed value of $10.20 per share of common stock. The charges

F–24

referred to above are being amortized over the vesting period of the awards, which is generally five years. The Company recognized $267,000, $493,000, and $1,250,000 of said charges as compensation expense during the years ended December 31, 2000, 1999 and 1998, respectively. The future compensation charges are subject to reduction for any employee who terminates employment prior to the expiration of such employee's option vesting period, and aggregated approximately $128,000 at December 31, 2000.

    Significant option groups outstanding at December 31, 2000 and related weighted average exercise price and contractual life information are as follows:

		Options Outstanding
		Weighted Average Remaining Contractual Life (In Years)		Options Exercisable
			Weighted Average Exercise Price (Per Share)
Range of Exercise Prices	Number Outstanding (In Thousands)			Number Exercisable (In Thousands)	Weighted Average Price (Per Share)
$ 0.34-$ 2.91	805	5.89	$2.51	372	$2.70
$ 3.25-$ 5.19	947	9.13	4.93	162	4.67
$ 5.25-$ 5.50	1,661	9.61	5.49	23	5.37
$ 5.56-$ 6.63	748	9.05	5.86	156	5.93
$ 6.69-$10.00	676	8.03	8.82	259	9.18
$10.20-$13.31	987	8.41	12.22	352	11.92
$13.44-$19.00	625	8.45	14.58	259	14.28
$19.88-$19.88	15	9.24	19.88	3	19.88
$19.94-$19.94	129	9.20	19.94	23	19.94
$22.75-$22.75	1	9.19	22.75	—	22.75

$ 0.34-$22.75	6,594	8.56	$7.62	1,609	$8.45

PRO FORMA DISCLOSURES

    Had compensation cost for the Company's stock option plans been determined based on the value of such options at the grant dates as prescribed by FAS 123, the Company's pro forma net loss and net loss per share would have been:

Years Ended December 31,	2000	1999	1998
	(In thousands, except per share data)
As reported:
Net loss	$(18,787)	$(14,328)	$(8,016)
Net loss per share (basic and diluted)	$(1.09)	$(0.87)	$(0.69)
Pro forma:
Net loss	$(27,685)	$(22,385)	$(10,247)
Net loss per share (basic and diluted)	$(1.61)	$(1.36)	$(0.89)

    The weighted-average estimated grant-date fair value of options granted under the Company's various stock option plans during 2000, 1999 and 1998 was $5.23, $7.50 and $4.03, respectively. For the years ended December 31, 2000, 1999 and 1998, the fair value of each option on the date of grant was

F–25

determined using the Black-Scholes model with the following assumptions: no annual dividend yield for any period; expected volatility of 70%, 70% and 50%, respectively; risk-free annual interest rates of 5%, 5% and 4.17%, respectively; and an expected option term of 5, 4 and 2.98 years, respectively.

1997 EMPLOYEE STOCK PURCHASE PLAN

    The Company's 1997 Stock Purchase Plan (the "Purchase Plan") was approved by the Board of Directors and stockholders in October 1997 and became effective upon the closing of the initial public offering. Under the Purchase Plan a total of 350,000 shares of common stock have been reserved for issuance to participating employees who meet eligibility requirements. In March 2001, subject to stockholder approval, the Board of Directors authorized a 1,000,000 share increase in the number of shares of Common Stock available for issuance under the Purchase Plan. As of December 31, 2000, 63,486 shares of common stock are available for future issuance under the Purchase Plan.

    The Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 15% of an employee's base compensation, including commissions, bonuses and overtime, at a price equal to 85% of the fair value of the common stock at the beginning of each offering period or the end of the purchase period, whichever is lower. The initial purchase period commenced on April 29, 1998. As of December 31, 1998, no shares had been issued under the Purchase Plan. During 2000 and 1999, the Company issued 172,077 and 59,601 shares of common stock, respectively, under the Purchase Plan for aggregate proceeds of approximately $438,000 and $400,000, respectively. Compensation cost (included in pro forma net loss and net loss per share amounts only) for the years ended December 31, 2000, 1999 and 1998, for the grant date fair value, as defined by SFAS 123, of the purchase rights granted under the Purchase Plan was calculated using the Black-Scholes model with the following assumptions: no annual dividend yield for any year; expected volatility of 70%, 70% and 50%, respectively; risk-free annual interest rates of 5%, 5% and 5.38%, respectively; and expected terms of 1, 1 and 0.67 year, respectively. The pro forma SFAS 123 disclosures include compensation expense for purchase rights granted during 2000, 1999 and 1998. The weighted average estimated grant date fair value for purchase rights granted under the Purchase Plan during 2000, 1999 and 1998 was $5.05, $4.48 and $4.26, respectively.

NOTE 12—LITIGATION

    Beginning in April 1999, several purported class action suits were filed in the U.S. District Court for the Northern District of California (the "Court") alleging violations of the federal securities laws against the Company and certain of its officers and directors in connection with the Company's reporting of its financial results for the period ended December 31, 1998.

    In July 1999, the Court entered orders consolidating all existing class actions into a single action and appointing a lead plaintiff and lead plaintiff's co-counsel. A consolidated amended complaint was filed in September 1999 and the Company and the individual defendants filed a motion to dismiss the complaint on October 8, 1999.

    On February 14, 2000, the Court granted the Company's motion to dismiss the lawsuit without leave to amend. The plaintiffs filed a notice of appeal with the Ninth U.S. Circuit Court of Appeals on March 29, 2000. The appeal has been fully briefed by all parties and no date for oral argument has yet been set.

F–26

NOTE 13—SUBSEQUENT EVENTS

    On March 22, 2001, the Company, FVC Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of FVC ("Merger Sub"), and CUseeMe Networks, Inc., a Delaware corporation ("CUseeMe") entered into an Agreement and Plan of Merger and Reorganization, dated as of March 22, 2001 (the "Merger Agreement"), pursuant to which Merger Sub agreed to merge with and into CUseeMe (the "Merger"). Upon consummation of the Merger, Merger Sub will cease to exist, and CUseeMe will become a wholly owned subsidiary of FVC.

    The Company expects to issue in the Merger shares of its common stock which will represent approximately 47% of the outstanding shares of common stock of the combined company at an exchange ratio of 1.254. In connection with the Merger Agreement, certain stockholders of the Company and CUseeMe, respectively, entered into Voting Agreements whereby they agreed to vote for the approval of the merger.

F–27

QUARTERLY SUMMARY

(UNAUDITED)

	Three Months Ended
	March 31	June 30	September 30	December 31
	(In thousands, except per share data)
2000
Revenues	$10,083	$10,772	$9,158	$9,998
Cost of revenues	5,550	5,810	5,016	6,455
Loss from operations	(3,992)	(3,576)	(5,586)	(6,690)
Net loss	(3,974)	(3,335)	(5,181)	(6,297)
Basic and diluted earnings per share	(0.23)	(0.19)	(0.30)	(0.36)
Shares used to compute net loss per share	16,970	17,244	17,318	17,337
Non-recurring charge:
Included in cost of revenues related to inventory valuation	$—	$—	$—	$850
1999
Revenues	$8,380	$10,624	$13,650	$13,046
Cost of revenues	4,726	5,537	7,061	11,527
Loss from operations	(3,464)	(2,153)	(1,361)	(7,976)
Net loss	(3,238)	(2,018)	(1,188)	(7,884)
Basic and diluted earnings per share	(0.20)	(0.12)	(0.07)	(0.47)
Shares used to compute net loss per share	16,047	16,235	16,660	16,792
Non-recurring charges:
Included in cost of revenues related to inventory valuation and product returns	$—	$—	$—	$5,105
Included in selling, general and administrative expenses related to bad debt reserves for certain international resellers	$—	$—	$—	$1,225

F–28

CUSEEME NETWORKS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

(UNAUDITED)

	March 30, 2001	December 31, 2000
Assets
Current assets:
Cash and cash equivalents	$9,671	$9,343
Investments	178	3,252
Accounts receivable, net	2,596	2,688
Inventories	143	197
Prepaid expenses and other current assets	1,059	949

Total current assets	13,647	16,429
Property and equipment, net	2,541	2,778
Third party licenses, net	675	785
Purchased Software, net	1,673	1,805
Trademark, net	770	790
Other long term assets	102	113

Total assets	$19,408	$22,700

Liabilities and stockholders' equity
Current liabilities:
Accounts payable and accrued expenses	$2,658	$2,654
Deferred revenue	1,220	903

Total current liabilities	3,878	3,557
Other long term liabilities	300	300
Stockholders' equity	15,230	18,843

Total liabilities and stockholders' equity	$19,408	$22,700

See Notes to Condensed Consolidated Financial Statements

F–29

CUSEEME NETWORKS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT PER SHARE DATA)

(UNAUDITED)

	Three Months Ended
	March 30, 2001	March 31, 2000
Revenues:
Software license fees	$1,418	$3,595
Services and other	463	497

Total revenues	1,881	4,092
Cost of revenues:
Software license fees	432	694
Services and other	325	298

Total cost of revenues	757	992
Gross profit	1,124	3,100
Operating expenses:
Sales and marketing	2,082	1,869
Research and development	1,521	1,350
General and administrative	1,206	952

Total operating expenses	4,809	4,171

Loss from operations	(3,685)	(1,071)
Other income (expense):
Interest income (expense), net	145	254
Gain from asset sale to Powerlan	—	776
Loss from other than temporary decline in short term investment	(272)
Other, net	22	(15)

Total other income (expense), net	(105)	1,015

Net loss	$(3,790)	$(56)

Net loss per share: Basic and diluted	$(0.31)	$(0.00)
Weighted average number of common shares outstanding	12,352,975	12,085,675

See Notes to Condensed Consolidated Financial Statements

F–30

CUSEEME NETWORKS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

(UNAUDITED)

	Three Months Ended
	March 30, 2001	March 31, 2000
Operating activities
Net loss	$(3,790)	$(56)
Adjustments to reconcile net loss to net cash used in operating activities
Bad debt expense	105	15
Depreciation	334	128
Amortization of intangibles	262	352
Amortization of deferred stock compensation	—	58
Gain from asset sale of Hosting Connectivity business	—	(776)
Loss from other than temporary decline in short-term investment	272	—
Changes in operating assets and liabilities:
Accounts receivable	(13)	(948)
Inventories	54	(131)
Prepaid expenses and other assets	(109)	(37)
Accounts payable and accrued expenses	24	(180)
Deferred revenue	317	168

Net cash provided by (used in) operating activities	(2,544)	(1,407)
Investing activities
Purchase of property and equipment, net	(104)	(742)
Proceeds received from Hosting Connectivity asset sale		985
Sale of investments in short term securities	3,003	—

Net cash provided by (used in) investing activities	2,899	243
Financing activities
Principal payments on long-term debt and third-party licenses		(2)
Proceeds from common stock issued upon exercise of stock options	5	667

Net cash provided by (used in) financing activities	5	665
Currency translation effect on cash and cash equivalents	(32)	(28)

Net increase (decrease) in cash and cash equivalents	328	(527)
Cash and cash equivalents at beginning of period	9,343	22,088

Cash and cash equivalents at end of period	$9,671	$21,561

Non-cash investing activity: Common stock received as partial consideration for Hosting Connectivity asset sale		$500,000

See Notes to Condensed Consolidated Financial Statements

F–31

CUSEEME NETWORKS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

March 30, 2001

Principles of Consolidation

    The consolidated financial statements include the accounts of the Company and its wholly owned foreign subsidiary, CUseeMe Networks, Inc. Europe. All significant intercompany accounts and transactions have been eliminated in consolidation.

Interim Financial Information

    The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the regulations of the Securities and Exchange Commission, but omit certain information and footnote disclosure necessary to present the statements in accordance with accounting principles generally accepted in the United States. The interim financial information as of March 30, 2001 and for the three- month periods ended March 30, 2001 and March 31, 2000 is unaudited and has been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim information.

    The balance sheet at December 31, 2000 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

    For further information, refer to the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Company's annual report on Form 10-KSB for the fiscal year ended December 31, 2000. Operating results for the three-month period ended March 30, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001.

Net Loss Per Share

    Net loss per share is presented in accordance with the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share." Basic net loss per share is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted loss per share does not differ from basic loss per share since potential common shares to be issued upon the exercise of stock options are anti-dilutive for the periods presented.

Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounting Change

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.133, "Accounting for Derivative Instruments and Hedging Activities," which requires companies to record derivatives on their balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. As initially

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issued, SFAS 133 was effective for fiscal years beginning after June 15, 1999. In July 1999, the FASB issued SFAS 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of SFAS No 133." SFAS 137 deferred the effective date of SFAS 133 until the first fiscal quarter beginning after June 15, 2000. The Company adopted SFAS 133 effective January 1, 2001. The adoption of SFAS 133 did not have a material effect on the Company's financial position or results of operations.

Comprehensive Loss

    Total comprehensive loss was $77,000 for the three months ended March 31, 2000 and $3.6 million for the three months ended March 30, 2001. The variance between comprehensive loss and the net loss for the three month period ended March 30, 2001 was driven by the $272,000 other than temporary decline in short term investments. This was partially offset by foreign currency translation.

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REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS
CUSEEME NETWORKS, INC.
(formerly known as White Pine Software, Inc.)

    We have audited the accompanying consolidated balance sheets of CUseeMe Networks, Inc. (formerly known as White Pine Software, Inc.) and subsidiary (the Company) as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CUseeMe Networks, Inc. and subsidiary at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for the years ended December 31, 2000 and 1999, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts
February 1, 2001, except for
Note 11, as to which the date
is March 22, 2001

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CUSEEME NETWORKS, INC. AND SUBSIDIARY
(formerly known as White Pine Software, Inc.)

CONSOLIDATED BALANCE SHEETS

	December 31,
	2000	1999
ASSETS
Current assets:
Cash and cash equivalents	$9,342,754	$22,087,638
Short-term investments	3,251,717	—
Accounts receivable, less allowance of $135,000 at December 31, 2000 and $176,000 at December 31, 1999	2,688,297	4,158,603
Inventories	196,626	53,769
Prepaid expenses	718,190	237,628
Other current assets	231,212	79,337

Total current assets	16,428,796	26,616,975

Property and equipment:
Computer equipment	2,779,054	1,278,157
Furniture and fixtures	509,866	240,596
Software	1,221,443	625,699
Equipment	117,135	87,691
Property	147,500	—
Leasehold improvements	198,439	202,689

	4,973,437	2,434,832
Accumulated depreciation	(2,195,072)	(1,274,302)

Property and equipment, net	2,778,365	1,160,530
Other assets:
Third-party licenses, less accumulated amortization of $744,000 at December 31, 2000 and $432,000 at December 31, 1999	785,306	559,844
Purchased software, less accumulated amortization of $1,136,000 at December 31, 2000 and $608,000 at December 31, 1999	1,805,048	2,533,352
Trademarks, less accumulated amortization of $174,000 at December 31, 2000 and $93,000 at December 31, 1999	790,352	870,728
Goodwill, less accumulated amortization of $1,193,000 at December 31, 2000 and $995,000 at December 31, 1999	—	198,845
Other assets	112,437	105,908

Total other assets	3,493,143	4,268,677

Total assets	$22,700,304	$32,046,182

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$563,100	$717,932
Accrued liabilities	2,091,675	2,253,800
Deferred revenue	902,647	695,147
Current portion of long-term debt	—	7,067

Total current liabilities	3,557,422	3,673,946
Other long term liabilities	300,000	600,000
Stockholders' equity:
Preferred stock, $0.01 par value; 5,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.01 par value:
Authorized shares—30,000,000; issued and outstanding shares—12,350,818 at December 31, 2000 and 12,049,476 at December 31, 1999	123,508	120,495
Additional paid-in capital	62,886,797	61,269,773
Accumulated deficit	(43,895,724)	(33,710,591)
Accumulated other comprehensive (loss) income:
Cumulative translation adjustment	(20,416)	(92,559)
Unrealized holding loss on available-for-sale securities	(251,283)	—

Total accumulated other comprehensive (loss) income	(271,699)	92,559

Total stockholders' equity	18,842,882	27,772,236

Total liabilities and stockholders' equity	$22,700,304	$32,046,182

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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CUSEEME NETWORKS, INC. AND SUBSIDIARY
(formerly known as White Pine Software, Inc.)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2000	1999
Revenue:
Software license fees	$10,022,329	$10,714,541
Services and other	2,048,488	1,287,077

Total revenue	12,070,817	12,001,618
Cost of revenue:
Software license fees	2,440,576	2,361,930
Services and other	1,428,274	185,579

Total cost of revenue	3,868,850	2,547,509

Gross profit	8,201,967	9,454,109
Operating expenses:
Sales and marketing	10,082,666	7,265,224
Research and development	5,836,931	4,761,107
General and administrative	4,313,118	2,359,341

Total operating expenses	20,232,715	14,385,672

Loss from operations	(12,030,748)	(4,931,563)
Other income (expense):
Interest income	1,099,827	177,679
Gain on sale of assets of legacy connectivity business	775,589	—
Other, net	(29,801)	(95,624)

Total other income	1,845,615	82,055

Net loss	$(10,185,133)	$(4,849,508)

Net loss per share—basic and diluted	$(0.84)	$(0.46)

Weighted average number of common shares outstanding	12,193,786	10,619,696

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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CUSEEME NETWORKS, INC. AND SUBSIDIARY
(formerly known as White Pine Software, Inc.)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common stock				Accumulated other comprehensive (loss) income
			Additional paid-in capital	Accumulated deficit		Total stockholders' equity
	Shares	Par value
BALANCES AT DECEMBER 31, 1998	10,460,227	$104,602	$41,137,186	$(28,861,083)	$34,043	$12,414,748
Common stock issued upon exercise of stock options	225,530	2,256	315,556			317,812
Common stock issued under Employee Stock Purchase Plan	61,635	616	107,641			108,257
Common stock issued in private placement	1,302,084	13,021	19,709,390			19,722,411
Net loss				(4,849,508)		(4,849,508)
Cumulative translation adjustment					58,516	58,516

Comprehensive loss						(4,790,992)

BALANCES AT DECEMBER 31, 1999	12,049,476	120,495	61,269,773	(33,710,591)	92,559	27,772,236
Common stock issued upon exercise of stock options	264,399	2,644	781,365			784,009
Common stock issued under Employee Stock Purchase Plan	36,943	369	150,080			150,449
Acceleration of options vesting in connection with sale of assets of legacy connectivity business			668,144			668,144
Other			17,435			17,435
Net loss				(10,185,133)		(10,185,133)
Unrealized loss on available-for-sale securities					(251,283)	(251,283)
Cumulative translation adjustment					(112,975)	(112,975)

Comprehensive loss						(10,549,391)

BALANCES AT DECEMBER 31, 2000	12,350,818	$123,508	$62,886,797	$(43,895,724)	$(271,699)	$18,842,882

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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CUSEEME NETWORKS, INC. AND SUBSIDIARY
(formerly known as White Pine Software, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2000	1999
OPERATING ACTIVITIES
Net loss	$(10,185,133)	$(4,849,508)
Adjustments to reconcile net loss to net cash used in operating activities:
Bad debt expense	60,000	65,374
Depreciation	936,558	454,258
Amortization of intangible assets	1,352,065	1,301,234
Gain on sale of assets of legacy connectivity business	(775,589)	—
Changes in operating assets and liabilities:
Accounts receivable	1,274,013	(2,098,404)
Inventories	(189,449)	11,735
Prepaid expenses	(480,940)	88,485
Other current assets	(160,990)	49,221
Accounts payable	(149,567)	245,177
Accrued expenses and other accrued liabilities	(150,565)	172,819
Deferred revenue	369,290	351,018

Net cash used in operating activities	(8,100,307)	(4,208,591)

INVESTING ACTIVITIES
Purchase of property and equipment	(2,577,972)	(276,158)
Purchase of third party licenses	(569,999)	—
Purchase of short-term investments	(3,003,000)	—
Proceeds received from sale of assets of legacy connectivity business	984,788	—

Net cash used in investing activities	(5,166,183)	(276,158)

FINANCING ACTIVITIES
Principal payments on long-term debt and third-party licenses	(7,067)	(25,136)
Payments on software/trademark purchase	(300,000)	—
Proceeds from other stock related activities	17,435	—
Proceeds from common stock issued upon exercise of stock options	784,009	317,812
Proceeds from common stock issued under Employee Stock Purchase Plan	150,448	108,257
Proceeds from private placements, net	—	19,722,411

Net cash provided by financing activities	644,825	20,123,344

Currency translation effect on cash and cash equivalents	(123,219)	28,357

Net increase (decrease) in cash and cash equivalents	(12,744,884)	15,666,952
Cash and cash equivalents at beginning of period	22,087,638	6,420,686

Cash and cash equivalents at end of period	$9,342,754	$22,087,638

SIGNIFICANT NON-CASH TRANSACTION:
Equity securities received in connection with sale of assets of legacy connectivity business	$500,000	—

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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CUSEEME NETWORKS, INC. AND SUBSIDIARY
(formerly known as White Pine Software, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2000

1.  ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

    CUseeMe Networks, Inc. and its subsidiary ("the Company") operate in one business segment, which develops, markets and supports multi-platform desktop multimedia software that facilitates worldwide video and audio communication and data collaboration across the Internet, intranets and other networks using Internet protocol.

    The Company markets and sells its products in the United States, Canada, Europe, and the Pacific Rim through distributors, a combination of strategic partners and original equipment manufacturers, and its direct sales organization, as well as over the Internet.

PRINCIPLES OF CONSOLIDATION AND PRESENTATION

    The consolidated financial statements include the accounts of the Company and its wholly-owned foreign subsidiary, CUseeMe Networks, Europe. All significant intercompany accounts and transactions have been eliminated in consolidation.

    Amounts included in footnotes have been rounded to thousands.

USE OF ESTIMATES

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents consist of cash on deposit with banks, investments in high grade commercial paper, and overnight repurchase agreements that are readily convertible into cash and have maturities of three months or less when purchased.

SHORT-TERM INVESTMENTS

    Short-term investments consist of equity securities and corporate bonds. The Company accounts for short-term investments in accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS 115). SFAS 115 establishes the accounting and reporting requirements for all debt securities and for investments in equity securities that have readily determinable fair values. Management determines the appropriate classification of investments in debt and equity securities as trading, available-for-sale, or held-to-maturity at the time of purchase and reevaluates such designation as of each balance sheet date. Investments in common stock are classified as available-for-sale and are stated at market value as determined by the most recently traded price of the security at the balance sheet date. Unrealized holding gains and losses are reported as a separate component of accumulated other comprehensive (loss) income in stockholders' equity. Investments in corporate bonds are classified as held-to-maturity and are carried at amortized cost, which approximates fair value.

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CONCENTRATIONS OF CREDIT RISK

    Financial instruments that potentially subject the Company to significant concentrations of credit risk primarily consist of cash, cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents are maintained with high credit quality financial institutions.

    The Company performs ongoing credit evaluations of its customers and generally requires no collateral. The Company maintains reserves for potential credit losses; historically, such losses have not been material and have been within management's expectations. Two customers accounted for approximately 48% and 38% of accounts receivable at December 31, 2000 and 1999, respectively, and 18% and 13% of total revenue for the years ended December 31, 2000 and 1999, respectively.

INVENTORIES

    Inventories are stated at the lower of cost (first-in, first-out method) or market and primarily consist of gateways and software packaging.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost and are being depreciated using the straight-line and accelerated methods over the estimated useful lives of two to seven years. Leasehold improvements are stated at cost and are being amortized over the lesser of the term of the lease or the estimated useful life of the asset. Depreciation expense includes amortization of leasehold improvements.

THIRD-PARTY LICENSES

    The cost of agreements entered into with third-parties to use the technology of others in the Company's products is amortized on a straight-line basis over the lives of the agreements, or the expected life of technology, whichever is less.

PURCHASED SOFTWARE

    Purchased software is stated at cost and is being depreciated using the straight-line method over the estimated useful lives of two to three years.

TRADEMARKS

    The cost of trademarks is amortized on a straight-line basis over the projected economic life of the trademark, which is estimated to be twelve years.

CAPITALIZED SOFTWARE

    Software development costs meeting recoverability tests are capitalized under Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed. The cost of software capitalized is amortized based on its estimated economic life. The costs incurred between the point where technological feasibility is established and general release to the public are not material. As a result, no software costs were capitalized in 1999 or 2000.

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ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS

    The Company continually reviews amortization periods and the carrying value of long-lived assets, including computer equipment, furniture and fixtures, software, and intangible assets to determine whether there are any indications of reduction in useful lives or impairment losses. If indications of impairment of long-lived assets are present, the estimated future undiscounted cash flows associated with the corresponding assets would be compared to its carrying amount to determine if a change in useful life or a write-down to fair value is necessary.

STOCK OPTION PLANS

    The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB statement No. 123, Accounting for Stock-Based Compensation, requires use of option valuation models that were not developed for use in valuing employee stock options. No compensation expense is recognized under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant.

INCOME TAXES

    Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

REVENUE RECOGNITION

    The Company's revenue is derived from software license fees and fees for services related to its software products, primarily postcontract customer support ("PCS") fees. The Company recognizes revenue in accordance with the provisions of AICPA Statement of Position No. 97-2, Software Revenue Recognition, as amended. The Company adopted Statement of Accounting Bulletin 101, Revenue Recognition ("SAB 101") in the fourth quarter of the year, effective January 1, 2000. The adoption of SAB 101 did not affect the Company's financial position or results of operations.

    Software license revenue is recognized upon receipt of a firm customer order and shipment of the software, net of allowances for estimated future returns, provided that no significant obligations remain on our part, the fee is fixed and determinable, and collection of the related receivable is deemed probable.

    Fees from maintenance service contracts, or PCS, generally are payable in advance, are non-refundable, and are recognized ratably over the service period, typically twelve months. Revenues from training and consulting services are recognized as the services are provided.

    Software license fees, consulting fees, training fees, and prepaid maintenance fees that have been prepaid or invoiced but that do not yet qualify for recognition as revenue under the Company's policy are reflected as deferred revenue.

    The Company's software arrangements sometimes contain multiple elements, such as software products, services and PCS. Revenue earned on software arrangements involving multiple elements that

F–41

qualify for separate element treatment is allocated to each element based on the relative fair values of those elements based on vendor specific objective evidence. Vendor specific objective evidence is limited to the price charged when the element is sold separately or, in the case of PCS, the renewal rate. For transactions where vendor specific objective evidence exists for undelivered elements but not for delivered elements, the Company uses the residual method as discussed in SOP 98-9, Modification of SOP 97-2, With Respect to Certain Transactions. Under the residual method, the total fair value of the undelivered elements, as indicated by vendor specific objective evidence, is deferred and subsequently recognized in accordance with the relevant sections of SOP 97-2, and the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements.

SHIPPING AND HANDLING COSTS

    Shipping and handling costs are included in cost of revenue.

ADVERTISING COSTS

    Costs related to advertising the Company's products are expensed in the period incurred. Amounts charged to expense were $274,000 and $252,000 during the years ended December 31, 2000 and 1999, respectively.

FOREIGN CURRENCY TRANSLATION

    The financial statements of the Company's foreign subsidiary have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation. The local currency of the subsidiary is considered the functional currency. Accordingly, balance sheet amounts have been translated using the exchange rates in effect at the balance sheet date and statement of operations amounts have been translated using average exchange rates during the year. Changes in exchange rates on the translation of the subsidiary's financial statements have been reported as a separate component of accumulated other comprehensive (loss) income in the statement of stockholders' equity.

EARNINGS (LOSS) PER SHARE

    The Company computes earnings per share in accordance with Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128") and related interpretations. SFAS 128 requires calculation and presentation of basic and diluted earnings per share. Basic earnings per share is calculated based on the weighted average number of common shares outstanding and excludes any dilutive effects of warrants, stock options or other type securities. Potentially dilutive securities include stock options, warrants and related securities calculated using the treasury stock method. Dilutive securities have been excluded from the Company's calculation of diluted earnings per share as their effect is antidilutive due to the existence of net losses in all periods presented.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement revises accounting and reporting standards for derivative instruments, including derivative instruments

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embedded in other contracts, and for hedging activities. SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, is effective for fiscal quarters of fiscal years beginning after June 15, 2000. The Company will adopt the standard in the first quarter of fiscal 2001 and does not expect the adoption to have a material effect on its financial condition or results of operations.

RECLASSIFICATIONS

    Certain amounts in prior years have been reclassified to conform to the 2000 presentation.

2.  SALE OF ASSETS OF LEGACY CONNECTIVITY BUSINESS

    The Company sold the assets of its legacy connectivity business to a publicly traded Australian company on February 29, 2000 for $1,000,000 in cash and 467,730 ordinary shares of the Australian company. These shares were valued at U.S. $500,000, the fair market value of the shares on the sale date. The net book value of the assets sold was $709,200. Transaction-related costs such as legal fees were approximately $15,200. The Company realized a $775,589 net gain on the sale of assets of the legacy connectivity business, which is included in the statement of operations.

3.  SHORT-TERM INVESTMENTS

    Short-term investments consist of investments in equity securities and corporate bonds. The investment in equity securities is classified as available-for-sale and has a fair value of $248,717 at December 31, 2000. The related cost basis of this investment is $500,000 and the $251,283 unrealized holding loss is included in a separate component of accumulated other comprehensive (loss) income. The unrealized holding loss is accounted for as a temporary decline in fair market value.

    The investment in corporate bonds is classified as held-to-maturity and has a fair value that approximates amortized cost. These bonds mature on September 25, 2001.

4.  TECHNOLOGY ACQUISITIONS

Acquisition From Cornell Research Foundation, Inc.

    During 1998, the Company obtained certain trademark and intellectual property rights to the CUseeMe name and the underlying CUseeMe Conference Server technology from Cornell Research Foundation, Inc. The purchase price for these rights consisted of (i) a note in the principal amount of $900,000, of which $300,000 is due on each of June 30, 2000, June 30, 2001 and June 30, 2002, and (ii) warrants to purchase 150,000 shares of the Company's common stock at a price of $1.00 per share. The Company recorded as a trademark a total of $964,500 in connection with the acquisition, consisting of the $900,000 principal amount of the obligation and $64,500 attributable to the warrants, which were valued in accordance with SFAS 123.

    These trademark and intellectual property rights were capitalized and are being amortized over their estimated economic life of twelve years.

5.  LONG-TERM DEBT

    The Company had no debt at December 31, 2000. During 2000, the Company paid the remaining installments related to a note payable due in August, 2000.

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    Total interest expense was approximately $5,000 and $3,000 for the years ended December 31, 2000 and December 31, 1999 and is included in other expense.

6.  ACCRUED LIABILITIES

    Accrued liabilities consist of the following:

	December 31,
	2000	1999
Accrued compensation and related benefits	$957,000	$1,001,000
Current portion of payable for CUseeMe trademark and intellectual property rights	450,000	300,000
Accrued royalties	37,000	106,000
Other accrued expenses	648,000	847,000

	$2,092,000	$2,254,000

7.  INCOME TAXES

    Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes consist of the following at December 31, 2000:

    Deferred tax assets:

Net operating loss carryforwards	$12,754,000
Depreciation and amortization	404,000
Other, net	481,000

Total deferred tax assets, net	13,639,000
Valuation allowance for deferred tax assets	(13,639,000)

Net deferred tax asset	$—

    The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realization of the deferred tax assets such that a full valuation allowance has been recorded. The Company recorded a valuation allowance of $13,639,000 and $10,150,000 at December 31, 2000 and 1999, respectively. The Company will continue to assess the realization of the deferred tax assets based on actual and forecasted operating results.

    At December 31, 2000, the Company had cumulative federal net operating loss carryforwards of approximately $37,511,000 for income tax purposes. The availability of the net operating loss

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carryforwards to offset future taxable income is subject to significant annual limitations. The loss carryforwards expire in future years as follows:

2001 - 2005	$4,175,000
2006 - 2010	328,000
2011 - 2015	7,922,000
2016 - 2020	25,086,000

$37,511,000

8.  LEASE COMMITMENTS

    The Company leases its office facilities under operating leases expiring at various times through fiscal 2003. Future minimum annual noncancelable rental commitments under the lease agreements for the years ending December 31 are as follows:

2001	$502,000
2002	327,000
2003	109,000

$938,000

    Total rent expense for the years ended December 31, 2000 and 1999 was approximately $413,000 and $229,000, respectively.

9.  GEOGRAPHICAL SALES

    The Company's sales by geographic location are summarized below:

	December 31,
	2000	1999
United States and Canada	$7,506,000	$9,494,000
Europe	1,945,000	1,533,000
Pacific Rim	2,620,000	975,000

	$12,071,000	$12,002,000

10.  EMPLOYEE BENEFITS

401(k) PLAN

    The Company has a Profit Sharing Plan (the "Plan") under Section 401(k) of the Internal Revenue Code for all employees meeting age and service requirements. Eligible employees may elect to contribute up to 16% of their compensation, subject to limitations established by the Internal Revenue Code. The Company may elect to contribute a discretionary amount to the Plan which would be allocated to the employees based upon the employees' contributions to the Plan. There have been no discretionary contributions to date.

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EMPLOYEE STOCK PURCHASE PLAN

    The Company sponsors an employee stock purchase plan (the "ESPP"). Under the ESPP, an aggregate of 100,000 shares of Common Stock are reserved for purchase by qualified employees at 85% of the lower of the market price in effect on the day the offering starts or the day the offering terminates. Purchases are made through employee payroll deductions ranging from 1% to 6% of their base pay. Compensation expense is not recognized by the Company because the ESPP is a non-compensatory plan under Section 423 of the Internal Revenue Code. In 1999, the Company issued 61,635 shares, of which 48,500 shares were issued at $0.82 per share and 13,135 shares were issued at $5.10 per share. In 2000, the Company issued 36,943 shares, of which 7,942 shares were issued at $9.24 per share and 29,001 shares were issued at $2.66 per share.

1996 INCENTIVE AND NONQUALIFIED STOCK OPTION PLAN

    The Company administers the White Pine Software, Inc. 1996 Incentive and Nonqualified Stock Option Plan (the "1996 Plan"). Under the 1996 Plan, 550,000 shares of Common Stock are available for grant to employees. On August 2, 2000, the Company amended the 1996 Plan to increase the number of shares available thereunder from 1,000,000 to 2,400,000. Option prices and exercise periods are determined by the Board of Directors on the date of grant. Options granted under the 1996 Plan become exercisable in installments over a three to four year period commencing from the date of grant and expire ten years from the date of grant.

1997 DIRECTOR STOCK OPTION PLAN

    The Company administers the White Pine Software, Inc. 1997 Director Stock Option Plan (the "Directors' Plan"). The Company has reserved 150,000 shares of Common Stock under the Directors' Plan. The Directors' Plan authorizes a one-time automatic grant of options to acquire 15,000 shares of Common Stock as an initial award for being a director. Each subsequent year, at re-election, directors are granted an additional 10,000 options. The Directors' Plan was amended in March 2000 to increase from 15,000 to 35,000 the number of shares covered by options to be granted to non-employee directors upon initial election to the board and to increase from 10,000 to 20,000 the number of shares covered by options to be granted to non-employee directors upon re-election. All options granted are exercisable at the next annual meeting subsequent to being granted. Options expire ten years from the date of grant and have an exercise price equal to the fair market value of the Company's Common Stock on the date of grant.

SFAS 123 DISCLOSURES

    Pro forma information regarding net loss and loss per share is required by SFAS 123, which requires that the information be determined as if the Company has accounted for its employee stock

F–46

options under the fair value method. The fair value of options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Options		ESPP
	2000	1999	2000	1999
Expected life (years)	4.19	4.66	0.32	0.50
Interest rate	4.97%	5.75%	4.97%	5.75%
Expected volatility of stock price	1.29	1.23	1.29	1.23
Expected dividend yield	0%	0%	0%	0%

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows (in thousands, except for per share information):

	2000	1999
Pro forma net loss	$(20,258)	$(5,474)
Pro forma net loss per share—basic and diluted	$(1.66)	$(0.52)

    Option activity under the Company's stock option plans is summarized below:

			1999
	2000
				Weighted Average Exercise Price
	Shares	Weighted Average Exercise Price	Shares
Outstanding at beginning of year	1,656,204	$9.63	1,108,644	$1.88
Granted	1,217,487	9.58	895,000	17.51
Expired or canceled	(490,386)	12.39	(121,910)	12.05
Exercised	(264,399)	2.97	(225,530)	1.41

Outstanding at end of year	2,118,906	9.85	1,656,204	9.63

Exercisable at end of year	656,990	$7.29	471,190	$2.00

F–47

    The following table presents weighted-average price and life information about significant option groups outstanding at December 31, 2000:

Range of Exercise Price	Number Outstanding	Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$0.50 - 1.50	133,691	4.59	$0.93	88,215	$0.76
1.56	343,000	9.91	1.56	—	—
1.88	226,843	7.96	1.88	136,709	1.88
2.00 - 2.38	30,559	6.79	2.26	17,205	2.27
2.50	221,732	6.50	2.50	174,585	2.50
2.88 - 5.94	228,750	9.29	3.94	36,875	3.57
6.00 - 14.38	117,224	8.73	7.34	40,230	6.96
14.63	348,431	9.31	14.63	57,386	14.63
16.75 - 25.00	39,000	9.08	23.81	3,064	23.01
25.38 - 45.38	429,676	8.99	26.48	102,721	25.95

	2,118,906			656,990

11.  SUBSEQUENT EVENT

    On March 22, 2001, the Company announced a merger with First Virtual Communications, Inc. ("First Virtual"). The transaction will be effected as a stock for stock merger and is subject to the approval of the stockholders of both companies and to customary closing conditions. First Virtual will issue approximately 1.254 shares of its common stock for each outstanding share of Common Stock of the Company. The transaction is expected to be completed in the second quarter of 2001.

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QUARTERLY SUMMARY
UNAUDITED

	Three Months Ended
	March 31	June 30	September 30	December 31

2000
Revenues	$4,092	$2,595	$2,621	$2,762
Cost of revenues	992	993	1,018	925
Loss from operations	(1,071)	(3,558)	(3,378)	(4,025)
Net loss	(56)	(3,186)	(3,111)	(3,832)
Basic and diluted earnings per share	(0.00)	(0.26)	(0.25)	(0.31)
Shares used to compute net loss per share	12,086	12,207	12,222	12,259
	Three Months Ended
	April 2	July 2	October 1	December 31

1999
Revenues	$2,459	$2,621	$2,909	$4,013
Cost of revenues	514	623	552	859
Loss from operations	(1,345)	(1,336)	(1,163)	(1,088)
Net loss	(1,304)	(1,317)	(1,155)	(1,074)
Basic and diluted earnings per share	(0.12)	(0.12)	(0.11)	(0.10)
Shares used to compute net loss per share	10,480	10,577	10,655	10,768

F–49

APPENDIX A

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

among:

FIRST VIRTUAL COMMUNICATIONS, INC.,
a Delaware corporation

FVC ACQUISITION CORP.,
a Delaware corporation; and

CUSEEME NETWORKS, INC.,
a Delaware corporation;

Dated as of March 22, 2001

i

3.8	Liabilities	A-21
3.9	Compliance with Legal Requirements	A-22
3.10	Governmental Authorizations	A-22
3.11	Tax Matters	A-22
3.12	Employee and Labor Matters; Benefit Plans	A-23
3.13	Environmental Matters	A-26
3.14	Legal Proceedings; Orders	A-26
3.15	Vote Required	A-26
3.16	Non-Contravention; Consents	A-26
3.17	Fairness Opinion	A-27
3.18	Financial Advisor	A-27
3.19	Takeover Statutes and Charter Provisions	A-27
3.20	Interim Operations of Merger Sub	A-28
3.21	Information Included in Form S-4	A-28
3.22	Qualification of the Merger as a Reorganization	A-28
SECTION 4.	CERTAIN COVENANTS OF THE COMPANY AND PARENT	A-28
4.1	Access and Investigation	A-28
4.2	Operation of the Company's Business	A-29
4.3	Operation of Parent's Business	A-31
4.4	No Solicitation by the Company	A-33
4.5	No Solicitation by Parent	A-34
SECTION 5.	ADDITIONAL COVENANTS OF THE PARTIES	A-35
5.1	Registration Statement; Joint Proxy Statement	A-35
5.2	Company Stockholders' Meeting	A-36
5.3	Parent Stockholders' Meeting	A-37
5.4	Regulatory Approvals	A-37
5.5	Stock Options	A-38
5.6	Employee Benefits	A-39
5.7	Indemnification of Officers and Directors	A-39
5.8	Additional Agreements	A-40
5.9	Public Disclosure	A-40
5.10	Tax Matters	A-40
5.11	Resignation of Directors	A-41
5.12	Listing	A-41
5.13	Takeover Laws; Advice of Changes	A-41
5.14	Form S-8; Section 16	A-41
SECTION 6.	CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB	A-42
6.1	Accuracy of Representations	A-42
6.2	Performance of Covenants	A-42
6.3	Effectiveness of Registration Statement	A-42
6.4	Stockholder Approval	A-42

ii

6.5	Consents	A-42
6.6	Agreements and Documents	A-42
6.7	Listing	A-43
6.8	No Restraints	A-43
6.9	No Governmental Litigation	A-43
6.10	No Other Litigation	A-43
6.11	Charter Amendment	A-43
SECTION 7.	CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY	A-43
7.1	Accuracy of Representations	A-43
7.2	Performance of Covenants	A-43
7.3	Effectiveness of Registration Statement	A-43
7.4	Stockholder Approval	A-44
7.5	Consents	A-44
7.6	Documents	A-44
7.7	Listing	A-44
7.8	No Restraints	A-44
7.9	No Governmental Litigation	A-44
7.10	No Other Litigation	A-44
7.11	Charter Amendment	A-44
SECTION 8.	TERMINATION	A-45
8.1	Termination	A-45
8.2	Effect of Termination	A-46
8.3	Expenses; Termination Fees	A-46
SECTION 9.	MISCELLANEOUS PROVISIONS	A-48
9.1	Amendment	A-48
9.2	Waiver	A-48
9.3	No Survival of Representations and Warranties	A-48
9.4	Entire Agreement; Counterparts	A-49
9.5	Applicable Law; Jurisdiction	A-49
9.6	Disclosure Schedule	A-49
9.7	Attorneys' Fees	A-49
9.8	Assignability	A-49
9.9	Notices	A-50
9.10	Cooperation	A-50
9.11	Construction	A-50

iii

AGREEMENT AND PLAN
OF MERGER AND REORGANIZATION

    THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION ("Agreement") is made and entered into as of March 22, 2001, by and among: FIRST VIRTUAL COMMUNICATIONS, INC., a Delaware corporation ("Parent"); FVC ACQUISITION CORP., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"); and CUSEEME NETWORKS, INC., a Delaware corporation (the "Company"). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

    Whereas, Parent, Merger Sub and the Company intend to effect a merger of Merger Sub into the Company in accordance with this Agreement and the Delaware General Corporation Law (the "Merger"). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Parent.

    Whereas, it is intended that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

    Whereas, the Board of Directors of the Company (i) has determined that the Merger is advisable and consistent with and in furtherance of the long-term business strategy of the Company and fair to, and in the best interests of the Company and its stockholders, (ii) has determined that this Agreement is advisable and has approved this Agreement, the Merger and the other transactions contemplated by this Agreement, and (iii) has determined to recommend that the stockholders of the Company adopt and approve this Agreement and approve the Merger.

    Whereas, the Board of Directors of Parent (i) has determined that the Merger is advisable and consistent with and in furtherance of the long-term business strategy of Parent and is fair to, and in the best interests of, Parent and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement, (iii) has determined to recommend that the stockholders of Parent approve an amendment to the certificate of incorporation of Parent to increase the number of authorized shares of Parent Common Stock to 100,000,000 shares in connection with the Merger (the "Charter Amendment") and (iv) has determined to recommend that the stockholders of Parent approve the issuance of shares of Parent Common Stock in connection with the Merger (the "Share Issuance").

    Whereas, concurrently with the execution of this Agreement, (i) as a condition and inducement to Parent's willingness to enter into this Agreement, certain stockholders of the Company are entering into Voting Agreements whereby such stockholders have agreed to vote their shares of Common Stock of the Company in favor of the Merger and this Agreement (the "Company Voting Agreements") and (ii) as a condition and inducement to the Company's willingness to enter into this Agreement, certain stockholders of Parent are entering into Voting Agreements whereby such stockholders have agreed to vote their shares of capital stock of Parent in favor of the Charter Amendment and the Share Issuance (the "Parent Voting Agreements").

    Whereas, concurrently with the execution of this Agreement, and as a condition and inducement to Parent's willingness to enter into this Agreement, Killko Caballero is entering into an Employment and Noncompetition Agreement with Parent in the form of Exhibit B (the "Employment Agreement").

    Whereas, concurrently with the execution of this Agreement, and as a condition and inducement to Parent's willingness to enter into this Agreement certain executive officers of the Company have agreed not to exercise any options to acquire Company Common Stock held by them during the Pre-Closing Period.

A–1

AGREEMENT

    The parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1.  DESCRIPTION OF TRANSACTION

    1.1  Merger of Merger Sub into the Company.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the "Surviving Corporation") and will be a wholly owned subsidiary of Parent.

    1.2  Effect of the Merger.  The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the Delaware General Corporation Law (the "DGCL").

    1.3  Closing; Effective Time.  The consummation of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Cooley Godward LLP, 4365 Executive Drive, Suite 1100, San Diego, California, at 10:00 a.m. on a date to be designated by Parent and the Company (the "Closing Date"), which date shall be no later than the fifth business day after the last to be satisfied or waived of the conditions set forth in Sections 6 and 7 shall have been so satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions). Subject to the provisions of this Agreement, a certificate of merger satisfying the applicable requirements of the DGCL (the "Certificate of Merger") shall be duly executed on behalf of the Company and simultaneously with the Closing delivered to the Secretary of State of the State of Delaware for filing. The Merger shall become effective upon the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or such other date and time as may be mutually agreed upon by Parent and the Company and set forth in the Certificate of Merger (the "Effective Time").

    1.4  Certificate of Incorporation and Bylaws.  Unless otherwise determined by Parent and the Company prior to the Effective Time:

      (a) the Certificate of Incorporation of the Surviving Corporation shall be the certificate of incorporation of the Company as in effect at the Effective Time;

      (b) the Bylaws of the Surviving Corporation shall be the Bylaws of the Company as in effect immediately prior to the Effective Time; and

      (c) the directors of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are directors of Merger Sub immediately prior to the Effective Time.

    1.5  Directors and Officers; Headquarters.

      (a) Prior to the Effective Time, Parent shall take such action so that, from and after the Effective Time, until duly changed in compliance with applicable Legal Requirements and the Certificate of Incorporation and Bylaws of Parent, the Board of Directors of Parent shall consist of seven members as set forth in Exhibit C.

      (b) Parent shall take such action so that, upon the Effective Time, the following persons, subject to availability, shall hold the following positions with Parent: Mr. Ralph Ungermann shall be the Chairman of the Board of Directors and Mr. Killko Caballero shall be the Chief Executive Officer.

      (c) At the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly appointed in the manner provided in the Certificate of Incorporation and Bylaws of the Surviving Corporation, or as otherwise provided in the DGCL.

A–2

      (d) From and after the Effective Time, the location of the headquarters and principal executive offices of Parent and the Surviving Corporation shall each be that of the headquarters and principal executive offices of Parent as of the date of this Agreement.

    1.6  Conversion of Shares.

      (a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company:

         (i) subject to Sections 1.6(b), 1.6(c) and 1.6(d), each share of Company Common Stock, other than Excluded Shares, then outstanding shall be converted into the right to receive 1.254 shares (the "Exchange Ratio") of Parent Common Stock; provided, however, that if Parent is required to issue more than 16,081,759 shares of Parent Common Stock in the Merger, the Exchange Ratio shall be the quotient (rounded to the nearest thousandth) obtained by dividing (A) 16,081,759 by (B) the number of shares of Company Common Stock outstanding immediately prior to the Effective Time;

        (ii) each share of the Common Stock, $0.001 par value per share, of Merger Sub then outstanding shall be converted into one share of Common Stock of the Surviving Corporation; and

        (iii) any Excluded Shares shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

      (b) If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock or Parent Common Stock are changed into a different number or class of shares by reason of any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction, then the Exchange Ratio shall be appropriately adjusted.

      (c) If any shares of Company Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with the Company or under which the Company has any rights, then the shares of Parent Common Stock issued in exchange for such shares of Company Common Stock will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition, and the certificates representing such shares of Parent Common Stock may accordingly be marked with appropriate legends. The Company shall take all action that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

      (d) No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender of such holder's Company Stock Certificate(s) (as defined in Section 1.7), be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Parent Common Stock as reported on The Nasdaq National Market on the date the Merger becomes effective.

    1.7  Closing of the Company's Transfer Books.  At the Effective Time: (a) all shares of Company Common Stock outstanding immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and all holders of certificates representing shares of Company Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed

A–3

with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Common Stock (a "Company Stock Certificate") is presented to the Exchange Agent (as defined in Section 1.8) or to the Surviving Corporation or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Section 1.8.

    1.8  Exchange of Certificates.

      (a) On or prior to the Closing Date, Parent shall select a reputable bank or trust company to act as exchange agent in the Merger (the "Exchange Agent"). Within 15 business days after the Effective Time, Parent shall deposit with the Exchange Agent, for the benefit of the holders of shares of the Company Common Stock, (i) certificates representing the shares of Parent Common Stock issuable pursuant to this Section 1, and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.6(d). The shares of Parent Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions with respect to such shares, are referred to collectively as the "Exchange Fund."

      (b) As soon as reasonably practicable after the Effective Time, the Exchange Agent will mail to the record holders of Company Stock Certificates (i) a letter of transmittal in customary form and containing such provisions as Parent and the Company may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent), and (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for certificates representing Parent Common Stock (plus cash in lieu of fractional shares, if any, of Parent Common Stock). Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, (1) the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Parent Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.6 (and cash in lieu of any fractional share of Parent Common Stock), and (2) the Company Stock Certificate so surrendered shall be immediately canceled. Until surrendered as contemplated by this Section 1.8 each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive shares of Parent Common Stock (and cash in lieu of any fractional share of Parent Common Stock) as contemplated by Section 1. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the issuance of any certificate representing Parent Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Parent may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, Parent or the Surviving Corporation with respect to such Company Stock Certificate, and, in such case, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Company Stock Certificates the shares of Parent Common Stock and any cash in lieu of fractional shares.

      (c) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate in accordance with this Section 1.8 (at which time such holder shall be entitled, subject to the effect of applicable escheat or similar laws, to receive all such dividends and distributions, without interest).

A–4

      (d) Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates as of the date 180 days after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.8 shall thereafter look only to Parent for satisfaction of their claims for Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock.

      (e) Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock such amounts as may be required to be deducted or withheld therefrom under the Code or any provision of state, local or foreign tax law or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

      (f)  Neither Parent nor the Surviving Corporation shall be liable to any holder or former holder of Company Common Stock or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto), or for any cash amounts, delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

    1.9  No Appraisal Rights.  In accordance with Section 262 of the DGCL, no appraisal rights shall be available to the holders of shares of Company Common Stock in connection with the Merger.

    1.10  Tax Consequences.  For federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368 of the Code. The parties to this Agreement hereby adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

    1.11  Further Action.  If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

SECTION 2.  Representations and Warranties of the Company

    Except as disclosed in the Company Disclosure Schedule, the Company represents and warrants to Parent and Merger Sub as follows:

    2.1  Due Organization; Subsidiaries.  Each of the Constituent Corporations (as defined below) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each of the Constituent Corporations has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Company Material Contracts. Each of the Constituent Corporations is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification and where the failure to be so qualified would have a Material Adverse Effect on the Constituent Corporations, taken as a whole. The Company has delivered to Parent accurate and complete copies of the certificate of incorporation, bylaws and other charter or organizational documents of each of the Constituent Corporations, including all amendments thereto (collectively, the "Company Organization Documents"). The Company has no Subsidiaries, except for the corporations identified in Part 2.1 of the Company Disclosure Schedule. (The Company and

A–5

each of its Subsidiaries identified in the Company Disclosure Schedule are collectively referred to herein as the "Constituent Corporations"). None of the Constituent Corporations has any equity interest or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any Entity, other than (i) the Company's interest in its Subsidiaries identified in Part 2.1 of the Company Disclosure Schedule, or (ii) any interest in any publicly traded company held for investment and comprising less than five percent of the outstanding capital stock of such company.

    2.2  Authority; Binding Nature of Agreement.  The Company has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement. The Board of Directors of the Company (at a meeting duly called and held) has (a) determined that the Merger is advisable and fair and in the best interests of the Company and its stockholders, (b) authorized and approved the execution, delivery and performance of this Agreement by the Company and approved the Merger, (c) recommended the adoption of this Agreement by the holders of Company Common Stock and directed that this Agreement and the Merger be submitted for consideration by the Company's stockholders at the Company Stockholders' Meeting, and (d) adopted a resolution having the effect of causing the Company not to be subject to any Takeover Law or similar Legal Requirement that might otherwise apply to the Merger or any of the other transactions contemplated by this Agreement. This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

    2.3  Capitalization, Etc.

      (a) The authorized capital stock of the Company consists of: 30,000,000 shares of Company Common Stock and 5,000,000 shares of Company Preferred Stock. As of March 16, 2001, 12,353,818 shares of Company Common Stock have been issued and are outstanding and no shares of the Company Preferred Stock have been issued and are outstanding. No shares of capital stock of the Company are held in the Company's treasury. All of the outstanding shares of Company Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. There are no shares of Company Common Stock held by any of the Company's Subsidiaries. None of the outstanding shares of Company Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right or subject to any right of first refusal in favor of the Company and there is no Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock. None of the Constituent Corporations is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock.

      (b) As of March 16, 2001: (i) 350,950 shares of Company Common Stock are reserved for issuance pursuant to stock options under the Company 1992 Stock Option Plan and options to acquire 56, 500 shares of Company Common Stock are outstanding; (ii) 303,501 shares of Company Common Stock are reserved for issuance pursuant to stock options under the Company 1993 Stock Option Plan and options to acquire 5,875 shares of Company Common Stock are outstanding; (iii) 107,750 shares of Company Common Stock are reserved for issuance pursuant to stock options under the Company 1994 Stock Option Plan and options to acquire 5,500 shares of Company Common Stock are outstanding; (iv) 85,633 shares of Company Common Stock are reserved for issuance pursuant to stock options under the Company 1995 Stock Option Plan and options to acquire 5,677 shares of Company Common Stock are outstanding; (v) 2,400,000 shares of Company Common Stock are reserved for issuance pursuant to stock options under the Company 1996 Incentive and Nonqualified Stock Option Plan and options to acquire 1,870,464 shares of Company Common Stock are outstanding; (vi) 150,000 shares of Company Common

A–6

  Stock are reserved for issuance pursuant to stock options under the Company 1997 Director Stock Option Plan and options to acquire 125,000 shares of Company Common Stock are outstanding; and (vii) 200,000 shares of Company Common Stock are reserved for issuance pursuant to the Company's 1996 Employee Stock Purchase Plan (the "Company ESPP") (Stock options granted by the Company pursuant to the Company Stock Option Plans or otherwise are referred to collectively herein as "Company Options.") Part 2.3(b) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of March 16, 2001: (i) the particular plan pursuant to which such Company Option was granted; (ii) the name of the optionee; (iii) the number of shares of Company Common Stock subject to such Company Option; (iv) the exercise price of such Company Option; (v) the date on which such Company Option was granted; (vi) the extent to which such Company Option is vested and exercisable as of the date of this Agreement; and (vii) the date on which such Company Option expires. The Company has delivered to Parent accurate and complete copies of all stock option plans pursuant to which the Company has granted Company Options, and the forms of all stock option agreements evidencing such options. The Merger and the transactions contemplated herein has not and will not result in the acceleration of the vesting schedule for any Company Options.

      (c) Except as set forth in Section 2.3(a) or (b) above, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of any of the Constituent Corporations; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of any of the Constituent Corporations; (iii) rights agreement, stockholder rights plan (or similar plan commonly referred to as a "poison pill") or Contract under which any of the Constituent Corporations are or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of any of the Constituent Corporations (items (i) through (iv) above, collectively, "Company Stock Rights").

      (d) All outstanding shares of Company Common Stock, all outstanding Company Options and all outstanding shares of capital stock of each Subsidiary of the Company have been issued and granted in compliance with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Contracts. All of the outstanding shares of capital stock of each of the Company's Subsidiaries have been duly authorized and are validly issued, are fully paid and nonassessable and, except for directors' qualifying shares, are owned beneficially and of record by the Company, free and clear of any Encumbrances.

    2.4  SEC Filings; Financial Statements.

      (a) The Company has made available to Parent all registration statements, proxy statements and other statements, reports, schedules, forms and other documents filed by the Company with the SEC since the date of the Company's incorporation (the "Company SEC Documents"). All statements, reports, schedules, forms and other documents required to have been filed by the Company with the SEC since December 31, 1998 have been so filed. As of their respective dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such amendment or superseding filing): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

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      (b) The financial statements (including any related notes) contained in the Company SEC Documents (the "Company Financial Statements"): (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not have contained footnotes and were subject to normal and recurring year-end adjustments which were not, or are not reasonably expected to be, individually or in the aggregate, material in amount), and (iii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated subsidiaries for the periods covered thereby. For purposes of this Agreement, "Company Balance Sheet" means that consolidated balance sheet of the Company and its consolidated subsidiaries as of September 30, 2000 set forth in the Company's Quarterly Report on Form 10-Q filed with the SEC and the "Company Balance Sheet Date" means September 30, 2000.

    2.5  Absence of Changes. Between the Company Balance Sheet Date and the date of this Agreement:

      (a) each of the Constituent Corporations has operated its respective business in the ordinary course and consistent with past practices;

      (b) there has not been any event that has had a Material Adverse Effect on the Company, and no fact, event, circumstance or condition exists or has occurred that could reasonably be expected to have a Material Adverse Effect on the Company;

      (c) none of the Constituent Corporations has (i) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock; (ii) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities; (iii) sold, issued or granted, or authorized the issuance of, (A) any capital stock or other security (except for Company Common Stock issued upon the valid exercise of outstanding Company Options), (B) any option, warrant or right to acquire any capital stock or any other security (except for Company Options), or (C) any instrument convertible into or exchangeable for any capital stock or other security; (iv) received any Company Acquisition Proposal from any Person (other than Parent); (v) made any capital expenditure which, when added to all other capital expenditures made on behalf of the Constituent Corporations since the Company Balance Sheet Date exceeds $100,000 in the aggregate; (vi) changed any of its methods of accounting or accounting practices, except as required by GAAP; (vii) made any material Tax election; or (viii) commenced or settled any material Legal Proceeding;

      (d) none of the Constituent Corporations has (i) amended or waived any of its material rights under, or permitted the acceleration of vesting under, any provision of any of the Company Employee Plans or any material provision of any agreement evidencing any outstanding Company Option; (ii) established or adopted any Company Employee Plan; (iii) caused or permitted any Company Employee Plan to be amended in any material respect; or (iv) paid any bonus or made any profit-sharing or similar payment to, or materially increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees;

      (e) none of the Constituent Corporations has (i) sold or otherwise disposed of, or acquired, leased, licensed, waived or relinquished any material right or other material asset to, from or for the benefit of, any other Person except for rights or other assets sold, disposed of, acquired, leased, licensed, waived or relinquished in the ordinary course of business and consistent with past practices; (ii) made any pledge of any of its assets or otherwise permitted any of its assets to

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  become subject to any Encumbrance, except in the ordinary course of business and consistent with past practice; or (iii) guaranteed any indebtedness for borrowed money.

    2.6  Proprietary Assets.

      (a) Part 2.6(a) of the Company Disclosure Schedule sets forth all U.S. and foreign patents, patent applications, trademarks, trademark applications, copyright registrations and copyright applications owned by any of the Constituent Corporations. Each Constituent Corporation has good, valid and marketable title to, or has a valid right to use, license or otherwise exploit, all of the Constituent Corporation Proprietary Assets necessary for the conduct of such Constituent Corporation's business as presently conducted or as contemplated to be conducted, free and clear of all Encumbrances, except for (i) any lien for current taxes not yet due and payable; and (ii) non-material liens that have arisen in the ordinary course of business and that do not (individually or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of any of the Constituent Corporations. None of the Constituent Corporations has developed jointly with any other Person any Constituent Corporation Proprietary Asset that is material to the business of any of the Constituent Corporations with respect to which such other Person has any rights. Except as set forth in the Company SEC Documents, there is no Constituent Corporation Contract (with the exception of end user license agreements in the form previously delivered by the Company to Parent) pursuant to which any Person has any right (whether or not currently exercisable) to use, license or otherwise exploit any material Constituent Corporation Proprietary Asset.

      (b) (i) all patents, trademarks, service marks and copyrights owned by any of the Constituent Corporations are valid, enforceable and subsisting; (ii) none of the Constituent Corporation Proprietary Assets and no Proprietary Asset that is currently being developed by any of the Constituent Corporations (either by itself or with any other Person) to the Company's knowledge infringes, misappropriates or conflicts with any Proprietary Asset owned or used by any other Person; (iii) none of the products that are or have been designed, created, developed, assembled, manufactured or sold by any of the Constituent Corporations is infringing, misappropriating or making any unlawful or unauthorized use of any Proprietary Asset owned or used by any other Person, and none of such products has at any time infringed, misappropriated or made any unlawful or unauthorized use of, and since January 1, 1997, none of the Constituent Corporations has received any written notice or other communication of any actual, alleged, possible or potential infringement, misappropriation or unlawful or unauthorized use of, any Proprietary Asset owned or used by any other Person; and (iv) to the Company's knowledge, no other Person is infringing, misappropriating or making any unlawful or unauthorized use of, and no Proprietary Asset owned or used by any other Person infringes or conflicts with, any material Constituent Corporation Proprietary Asset. To the Company's knowledge, the Constituent Corporation Proprietary Assets constitute all the Proprietary Assets necessary to enable each of the Constituent Corporations to conduct its business in the manner in which such business has been and is being conducted. None of the Constituent Corporations has (i) licensed any of the material Constituent Corporation Proprietary Asset to any Person on an exclusive basis, or (ii) entered into any covenant not to compete or Contract limiting its ability to exploit fully any material Constituent Corporation Proprietary Assets or to transact business in any market or geographical area or with any Person.

    2.7  Contracts.

      (a) For purposes of this Agreement, each of the following shall be deemed to constitute a "Company Material Contract":

         (i) any Constituent Corporation Contract that is required by the rules and regulations of the SEC to be filed as an exhibit to the Company SEC Documents;

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        (ii) any Constituent Corporation Contract relating to the employment of any employee, and any Contract pursuant to which any of the Constituent Corporations is or may become obligated to make any severance, termination, bonus or relocation payment or any other payment (other than payments in respect of salary) in excess of $150,000, to any current or former employee or director;

        (iii) any Constituent Corporation Contract relating to the acquisition, transfer, development, sharing or license of any material Proprietary Asset (except for any Constituent Corporation Contract pursuant to which (A) any material Proprietary Asset is licensed to the Constituent Corporations under any third party software license generally available to the public, or (B) any material Proprietary Asset is licensed by any of the Constituent Corporations to any Person on a non-exclusive basis);

        (iv) any Constituent Corporation Contract which provides for indemnification of any officer, director or employee;

        (v) any Constituent Corporation Contract imposing any restriction on the right or ability of any Constituent Corporation to (A) compete with any other Person, (B) acquire any material product or other material asset or any services from any other Person, sell any material product or other material asset to or perform any services for any other Person or transact business or deal in any other manner with any other Person, or (C) develop or distribute any material technology; and

        (vi) any other Constituent Corporation Contract, if a breach of such Constituent Corporation Contract would reasonably be expected to have a Material Adverse Effect on the Constituent Corporations, taken as a whole.

      (b) Each Company Material Contract is valid and in full force and effect, and is enforceable in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

      (c) None of the Constituent Corporations has violated or breached, or committed any default under, any Company Material Contract, and, to the Company's knowledge, no other Person has violated or breached, or committed any default under, any Company Material Contract.

      (d) To the Company's knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) would reasonably be expected to (i) result in a violation or breach of any provision of any Company Material Contract; (ii) give any Person the right to declare a default or exercise any remedy under any Company Material Contract; (iii) give any person the right to receive or require a rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract; (iv) give any Person the right to accelerate the maturity or performance of any Company Material Contract; or (v) give any Person the right to cancel, terminate or modify any Company Material Contract in each case, in a manner that would reasonably be expected to have a Material Adverse Effect on the Constituent Corporations, taken as a whole.

      (e) Section 2.7(e) of the Company Disclosure Schedule provides a list of all Company Material Contracts (including all amendments thereto), other than Company Material Contracts filed as exhibits to the Company SEC Documents. The Company has provided Parent with a copy of each Company Material Contract (including all amendments thereto) listed in Section 2.7(e) of the Company Disclosure Schedule and all copies of all amendments to the Company Material Contracts filed as exhibits to the Company SEC Documents, to the extent such amendments have not been filed with the SEC.

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    2.8  Liabilities.  None of the Constituent Corporations has any accrued, contingent or other liabilities of any nature, either matured or unmatured (whether or not required to be reflected in financial statements prepared in accordance with generally accepted accounting principles, and whether due or to become due), except for: (a) liabilities identified as such in the "liabilities" column of the Company Balance Sheet; (b) normal and recurring liabilities that have been incurred by the Constituent Corporations since the Company Balance Sheet Date in the ordinary course of business and consistent with past practices that, individually or in the aggregate, have not had, or would not reasonably be expected to have, a Material Adverse Effect on the Constituent Corporations, taken as a whole; and (c) liabilities incurred under this Agreement.

    2.9  Compliance with Legal Requirements.  Each of the Constituent Corporations is, and at all times since December 31, 1998, has been, in compliance with all applicable Legal Requirements, except where the failure to comply with such Legal Requirements, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Constituent Corporations, taken as a whole. Since December 31, 1998, none of the Constituent Corporations has received any written notice or other communication from any Governmental Body regarding any actual or possible violation of, or failure to comply with, any Legal Requirement, except where such violation or noncompliance would not reasonably be expected to have a Material Adverse Effect on the Constituent Corporations, taken as a whole.

    2.10  Governmental Authorizations.  Each of the Constituent Corporations holds all Governmental Authorizations necessary to enable such Constituent Corporation to conduct its business in the manner in which such business is currently being conducted and as proposed to be conducted, except where the failure to have such authorization would not be reasonably likely to have a Material Adverse Effect on the Constituent Corporations, taken as a whole. All such Governmental Authorizations are valid and in full force and effect. Each Constituent Corporation is, and at all times since December 31, 1998 has been, in compliance with the terms and requirements of such Governmental Authorizations, except where the failure to comply with such terms and requirements has not had and would not reasonably be expected to have a Material Adverse Effect on the Constituent Corporations, taken as a whole. Except as would not reasonably be expected to have a Material Adverse Effect on the Constituent Corporations, since December 31, 1998, none of the Constituent Corporations has received any notice or other communication from any Governmental Body regarding (a) any actual or possible violation of or failure to comply with any term or requirement of any Governmental Authorization, or (b) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization.

    2.11  Tax Matters.  Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Constituent Corporations, all Tax Returns required to be filed by or on behalf of any of the Constituent Corporations with any Governmental Body with respect to any taxable period ending on or before the Closing Date (the "Constituent Corporation Returns") (a) have been or will be filed on or before the applicable due date (including any extensions of such due date), and (b) have been, or will be when filed, prepared in all material respects in compliance with all applicable Legal Requirements. All amounts shown on the Constituent Corporation Returns to be due on or before the Closing Date have been or will be paid on or before the Closing Date. The Company Financial Statements fully accrue all actual and contingent liabilities for Taxes with respect to all periods through the dates thereof in accordance with generally accepted accounting principles. There are no unsatisfied liabilities for material Taxes (including liabilities for interest, additions to tax and penalties thereon and related expenses) with respect to any notice of deficiency or similar document received by any Constituent Corporation with respect to any material Tax (other than liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by the Constituent Corporations and with respect to which adequate reserves for payment have been established). There are no liens for material Taxes upon any of the assets of any of the Constituent Corporations except liens for current Taxes not yet due and payable. No extension or waiver of the

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limitation period applicable to any of the Constituent Corporation Returns has been granted (by the Company or any other Person), and no such extension or waiver has been requested from any Constituent Corporation. No claim or Legal Proceeding is pending or, to the Company's knowledge, has been threatened against or with respect to any Constituent Corporation in respect of any material Tax. None of the Constituent Corporations has entered into or become bound by any agreement or consent pursuant to Section 341(f) of the Code. None of the Constituent Corporations has been, and none of the Constituent Corporations will be, required to include any adjustment in taxable income for any tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions or events occurring, or accounting methods employed, prior to the Closing. There is no agreement, plan, arrangement or other Contract covering any employee or independent contractor or former employee or independent contractor of any of the Constituent Corporations that, considered individually or considered collectively with any other such Contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162(m) of the Code. None of the Constituent Corporations is a party to any Contract, nor does it have any obligations (current or contingent), to compensate any person for excise taxes paid pursuant to Section 4999 of the Code. Except as set forth in Part 2.11 of the Company Disclosure Schedule, none of the Constituent Corporations is, or has ever been, a party to or bound by any tax indemnity agreement, tax sharing agreement, tax allocation agreement or similar Contract and none of the Constituent Corporations has or, by reason of the consummation of the transactions contemplated under this Agreement, will have any liability or obligation under any tax indemnity agreement, tax sharing agreement, tax allocation agreement or similar Contract. None of the Constituent Corporations has made any distribution of stock of any "controlled corporation" as that term is defined in Section 355(a)(1) of the Code. None of the Constituent Corporations has at any time been a member of an affiliated group within the meaning of Section 1504 of the Code, other than an affiliated group of which the Company is the common parent.

    2.12  Employee and Labor Matters; Benefit Plans.

      (a) Part 2.12(a) of the Company Disclosure Schedule lists all employee pension benefit plans (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), all employee welfare benefit plans (as defined in Section 3(1) of ERISA), and all other bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance, perquisites, fringe benefits and other similar benefit plans, programs, Contracts, arrangements or policies (including a specific identification of those which contain change of control provisions or pending change of control provisions), and any employment, executive compensation or severance agreements (including a specific identification of those which contain change of control provisions or pending change of control provisions), written or otherwise, as amended, modified or supplemented, for the benefit of, or relating to, any foreign or domestic former or current employee, officer, director, independent contractor or consultant (or any of their beneficiaries) of any Constituent Corporation or any other Entity (whether or not incorporated) which is a member of a controlled group which includes any of the Constituent Corporations or which is under common control with any of the Constituent Corporations within the meaning of Sections 414(b), (c), (m) or (o) of the Code or Section 4001(a) (14) or (b) of ERISA, as well as each plan with respect to which any of the Constituent Corporations could incur liability under Title IV of ERISA or Section 412 of the Code (collectively, the "Company Employee Plans"). The Company has made available to Parent, in a reasonable time, place and manner, copies of (i) each such written Company Employee Plan (or a written description of any Company Employee Plan which is not written) and all related trust agreements, insurance and other contracts (including policies), summary plan descriptions, summaries of material modifications, registration statements (including all attachments), prospectuses and communications distributed to plan participants, (ii) the three most recent annual reports on Form 5500 series, with accompanying schedules and attachments, filed with respect to each Company Employee Plan

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  required to make such a filing, (iii) the most recent actuarial valuation for each Company Employee Plan subject to Title IV of ERISA, (iv) the latest reports which have been filed with the U.S. Department of Labor with respect to each Company Employee Plan required to make such filing, (v) the most recent favorable determination letters issued for each Company Employee Plan and related trust which is intended to be qualified under Section 401(a) of the Code (and, if an application for such determination is pending, a copy of the application for such determination), (vi) financial and other information regarding current and projected liabilities with respect to each Company Employee Plan for which the filings described in (ii), (iii) or (iv) above are not required under ERISA and (vii) all correspondence between the Internal Revenue Service and/or the Department of Labor and the Company and/or any of the other Constituent Corporations.

      (b) (i) none of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person (other than continuation coverage to the extent required by law, whether pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 or otherwise), and none of the Company Employee Plans is a "multiemployer plan" as such term is defined in Section 3(37) of ERISA; (ii) no party in interest or disqualified person (as defined in Section 3(14) of ERISA and Section 4975 of the Code) has at any time engaged in a transaction with respect to any Company Employee Plan which could subject any of the Constituent Corporations, directly or indirectly, to a material tax, penalty or other material liability for prohibited transactions under ERISA or Section 4975 of the Code; (iii) no fiduciary of any Company Employee Plan has breached any of the responsibilities or obligations imposed upon fiduciaries under Title I of ERISA, which breach would reasonably be expected to have a Material Adverse Effect on any of the Constituent Corporations; (iv) all Company Employee Plans have been established and maintained substantially in accordance with their terms and have been operated in compliance in all material respects with all applicable Legal Requirements, and may by their terms be amended and/or terminated at any time without the consent of any other Person subject to applicable Legal Requirements and the terms of each Company Employee Plan, and each of the Constituent Corporations has performed all material obligations required to be performed by them under, and are not in any material respect in default under or in violation of, any Company Employee Plan, and none of the Constituent Corporations has any knowledge of any default or violation by any other Person with respect to, any of the Company Employee Plans; (v) each Company Employee Plan which is intended to be qualified under Section 401(a) of the Code is the subject of a favorable determination letter from the Internal Revenue Service as to such plan's qualified status under Section 401(a) of the Code (or comparable letter, such as an opinion or notification letter as to the form of plan adopted by one or more Constituent Corporations), and, to the Company's knowledge, nothing has occurred since the issuance of such letter which may reasonably be expected to impair such favorable determination or otherwise impair the qualified status of such plan; (vi) all contributions required to be made with respect to any Company Employee Plan pursuant to Section 412 of the Code, or the terms of the Company Employee Plan or any collective bargaining agreement, have been made on or before their due dates (including any extensions thereof); (vii) with respect to each Company Employee Plan, no "reportable event" within the meaning of Section 4043 of ERISA (excluding any such event for which the 30-day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred for which there is any material outstanding liability to any Constituent Corporation nor would the consummation of the transactions contemplated hereby (including the execution of this Agreement) constitute a reportable event for which the 30-day notice requirement has not been waived; and (viii) none of the Constituent Corporations has incurred or reasonably expects to incur any material liability under Title IV of ERISA including, without limitation, any material liability arising out of or resulting from an event described in Section 4062, 4063 or 4041 of ERISA (other than liability for premium payments to the Pension Benefit Guaranty Corporation (the "PBGC") arising in the ordinary course).

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      (c) (i) the PBGC has not instituted proceedings to terminate any Company Employee Plan that is subject to Title IV of ERISA (each, a "Company Defined Benefit Plan"); (ii) the Company Defined Benefit Plans have no accumulated or waived funding deficiencies within the meaning of Section 412 of the Code nor have any extensions of any amortization period within the meaning of Section 412 of the Code or 302 of ERISA been applied for with respect thereto; (iii) as of January 1, 2001, the present value of the benefit liabilities (within the meaning of Section 4041 of ERISA) of the Company Defined Benefit Plans, determined on an ongoing basis using the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such plan's actuary with respect to such plan's most recently completed fiscal year, does not exceed by more than $500,000 the value of the Company Defined Benefit Plans' assets and to the knowledge of the Company, nothing has occurred since the end of the most recently completed fiscal year that would adversely affect the funding status of such plans; (iv) all applicable premiums required to be paid to the PBGC with respect to the Company Defined Benefit Plans have been paid; (v) no facts or circumstances exist with respect to any Company Defined Benefit Plan which would give rise to a lien on the assets of any Constituent Corporation under Section 4068 of ERISA or otherwise; and (vi) as of the date hereof, substantially all of the assets of the Company Defined Benefit Plans are readily marketable securities or insurance contracts.

      (d) Except as set forth in the Company SEC Documents: (i) none of the Constituent Corporations has ever maintained an employee stock ownership plan (within the meaning of Section 4975(e)(7) of the Code) or any other Company Employee Plan that invests in Company capital stock; (ii) since December 31, 1998, none of the Constituent Corporations has proposed or agreed to any increase in benefits under any Company Employee Plan (or the creation of new benefits) or change in employee coverage which would materially increase the expense of maintaining any Company Employee Plan; (iii) the consummation of the transactions contemplated by this Agreement will not result in an increase in the amount of compensation or benefits or accelerate the vesting or timing of payment of any benefits or compensation payable in respect of any employee; (iv) no person will be entitled to any severance benefits or the acceleration of any options under the terms of any Company Employee Plan as a result of the consummation of the transactions contemplated by this Agreement; and (v) none of the Constituent Corporations will be denied an income tax deduction pursuant to Section 162(m) or 280G of the Code as a result of the consummation of the transactions contemplated by this Agreement.

      (e) Each Company Employee Plan covering non-U.S. employees (a "Company International Plan") has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all applicable Legal Requirements (including any special provisions relating to registered or qualified plans where such Company International Plan was intended to so qualify) and has been maintained in good standing with applicable regulatory authorities. The fair market value of the assets of each funded Company International Plan, if any, (or the liability of each funded Company International Plan funded through insurance) is sufficient to procure or provide for the benefits accrued thereunder through the Effective Time according to the actuarial assumptions and valuations most recently used to determine employer contributions to the Company International Plan.

      (f)  Each of the Constituent Corporations has fiduciary liability insurance of at least $1,500,000 in effect covering the fiduciaries of the Company Employee Plans (including the Constituent Corporations) with respect to whom the Constituent Corporations may have liability.

      (g) Except as set forth in the Company SEC Documents: (i) there are no controversies pending or, to the knowledge of the Company, threatened, between any of the Constituent Corporations and any of their respective employees, which controversies have had, or would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Constituent Corporations, taken as a whole; (ii) none of the Constituent Corporations is in breach of any material collective bargaining agreement or other labor union contract applicable to persons

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  employed by any of the Constituent Corporations which would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Constituent Corporations, taken as whole, nor does the Company know of any activities or proceedings of any labor union to organize any significant number of such employees; and (iii) none of the Constituent Corporations is in breach of any material collective bargaining agreement or other labor union contract, nor has any knowledge of any activities or proceedings of any labor unions to organize employees, or of any strikes, slowdowns, work stoppages, lockouts, or threats thereof, by or with respect to any employees (foreign or domestic) of any of the Constituent Corporations which would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Constituent Corporations.

    2.13  Environmental Matters.  Each of the Constituent Corporations is in compliance in all material respects with all applicable Environmental Laws, which compliance includes the possession by each of the Constituent Corporations of all permits and other Governmental Authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof. None of the Constituent Corporations has received any notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that any of the Constituent Corporations is not in compliance with any Environmental Law, and, to the Company's knowledge, there are no circumstances that may prevent or interfere with the compliance by any of the Constituent Corporations with any Environmental Law in the future. To the Company's knowledge, no current or prior owner of any property leased or controlled by any of the Constituent Corporations has received any notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or any of the Constituent Corporations is not in compliance with any Environmental Law. To the Company's knowledge, all property that is or has been leased to, controlled by or used by the Constituent Corporations, and all surface water, groundwater and soil associated with or adjacent to such property is in clean and healthful condition and is free of any material environmental contamination of any nature and none of the Constituent Corporations has any liability for any clean-up or remediation under any Environmental Law. All property that is leased to, controlled by or used by any of the Constituent Corporations is free of any friable asbestos or asbestos-containing material. (For purposes of this Section 2.13 and Section 3.13: (i) "Environmental Law" means any Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Legal Requirement relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern; and (ii) "Materials of Environmental Concern" include chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other substance that is now or hereafter regulated by any Environmental Law or that is otherwise a danger to health, reproduction or the environment.)

    2.14  Legal Proceedings; Orders.  Except as would not reasonably be expected to have a Material Adverse Effect on the Constituent Corporations, taken as a whole or to materially delay or interfere with the consummation of the Merger: (i) there is no pending Legal Proceeding and, to the Company's knowledge, no Person has threatened to commence any Legal Proceeding, that involves any of the Constituent Corporations or any of the assets owned or used by any of the Constituent Corporations; and (ii) there is no order, writ, injunction, judgment or decree to which any of the Constituent Corporations, or any of the material assets owned or used by any of the Constituent Corporations, is subject.

    2.15  Vote Required.  The affirmative vote of the holders of a majority of the shares of Company Common Stock outstanding on the record date for the Company Stockholders' Meeting (the "Required Company Stockholder Vote") is the only vote of the holders of any class or series of the Company's capital stock necessary to adopt this Agreement and otherwise approve the Merger.

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    2.16  Non-Contravention; Consents.  Neither the execution, delivery or performance of this Agreement nor the consummation of the Merger or any of the other transactions contemplated by this Agreement, will directly or indirectly (with or without notice or lapse of time):

      (a) contravene, conflict with or result in a violation of any of the provisions of the Company Organization Documents or any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of any of the Constituent Corporations;

      (b) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any of the Constituent Corporations or that otherwise relates to the business of any of the Constituent Corporations or to any of the assets owned or used by any of the Constituent Corporations, except where the contravention of, conflict with or violation of, or the giving to a Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify any such terms or requirements would not, individually or in the aggregate, have a Material Adverse Effect on the Constituent Corporations, taken as whole; or

      (c) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to (i) declare a default or exercise any remedy under any Company Material Contract, (ii) a rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract, (iii) accelerate the maturity or performance of any Company Material Contract, or (iv) cancel, terminate or modify any term of any Company Material Contract, except in each case where the contravention of, conflict with, or violation or breach of any such provision, or the giving to any Person such rights, would not, individually or in the aggregate, have a Material Adverse Effect on the Constituent Corporations, taken as whole.

    Except as may be required by the Exchange Act, the DGCL, the HSR Act, applicable anti-trust laws of any foreign country and the NASD Bylaws (as such bylaws relate to the Form S-4 Registration Statement and the Joint Proxy Statement) none of the Constituent Corporations was, is or will be required to make any filing with or give any notice to, or obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Merger or any of the other transactions contemplated by this Agreement, except in each case, where the failure to make any filing, give any notice or obtain any Consent would not, individually or in the aggregate, have a Material Adverse Effect on the Constituent Corporations, taken as whole.

    2.17  Fairness Opinion.  The Company's board of directors has received the opinion of JP Morgan H&Q, financial advisor to the Company, as of the date of this Agreement, to the effect that the consideration to be received by the stockholders of the Company in the Merger is fair to the stockholders of the Company from a financial point of view. The Company will furnish an accurate and complete copy of said opinion to Parent.

    2.18  Financial Advisor.  Except for JP Morgan H&Q, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of the Constituent Corporations. The total of all fees, commissions and other amounts that have been paid by the Company to JP Morgan H&Q or any of its affiliates and all fees, commissions and other amounts that may become payable to JP Morgan H&Q or any of its affiliates by the Company in connection with the Merger will not exceed the amount provided for in Section 2.18 of the Company Disclosure Schedule. The Company has furnished to Parent accurate and complete copies of all agreements under which any such fees, commissions or other amounts have been paid or may become payable and all indemnification and other agreements related to the engagement of JP Morgan H&Q.

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    2.19  Takeover Statutes and Charter Provisions.  The Board of Directors of the Company has taken the necessary actions to render any Takeover Laws inapplicable to this Agreement and the transactions contemplated hereby.

    2.20  Information Included in Form S-4.

    None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Joint Proxy Statement will, at the time the Joint Proxy Statement is mailed to the stockholders of the Company or at the time of the Company Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub that is contained in the foregoing documents.

SECTION 3.  REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

    Except as disclosed in the Parent Disclosure Schedule, Parent and Merger Sub represent and warrant to the Company as follows:

    3.1  Due Organization; Subsidiaries.  Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Parent Material Contracts. Each of Parent and Merger Sub is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification and where the failure to be so qualified would have a Material Adverse Effect on Parent and Merger Sub, taken as a whole. Parent has delivered to the Company accurate and complete copies of the certificate of incorporation and bylaws of each of Parent and Merger Sub, including all amendments thereto (collectively, the "Parent Organization Documents").

    3.2  Authority; Binding Nature of Agreement.  Each of Parent and Merger Sub has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement. The Board of Directors of Parent (at a meeting duly called and held) has (a) authorized and approved the execution, delivery and performance of this Agreement by Parent and approved the Merger, and (b) recommended the approval of the Charter Amendment and the Share Issuance by the holders of Parent Common Stock and directed that such proposal be submitted for consideration by Parent's stockholders at the Parent Stockholders' Meeting (as defined in Section 5.3). This Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

    3.3  Capitalization, Etc.

      (a) As of March 16, 2001, the authorized capital stock of Parent consists of: (i) 35,000,000 shares of Parent Common Stock and (ii) 5,000,000 shares of preferred stock. As of March 16, 2001, 17,429,183 shares of Parent Common Stock have been issued and are outstanding and 27,437

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  shares of Parent Preferred Stock have been issued or are outstanding. No shares of capital stock of Parent are held in Parent's treasury. All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. There are no shares of Parent Common Stock held by any Parent Subsidiary. None of the outstanding shares of Parent Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right or subject to any right of first refusal in favor of Parent and there is no Parent Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Parent Common Stock. Neither Parent nor any Subsidiary of Parent, is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock.

      (b) As of March 16, 2001: (i) 5,875,000 shares of Parent Common Stock are reserved for issuance pursuant to stock options under Parent's 1997 Equity Incentive Plan and options to acquire 3,935,645 shares of Parent Common Stock are outstanding; (ii) 350,000 shares of Parent Common Stock are reserved for issuance, and an additional 350,000 subject to stockholder approval, pursuant to stock options under Parent's 1997 Non-Employee Directors' Stock Option Plan and options to acquire 270,000 shares of Parent Common Stock are outstanding; (iii) 6,000,000 shares of Parent Common Stock are reserved for issuance pursuant to Parent's 1999 Equity Incentive Plan and options to acquire 3,998,183 shares of Parent Common Stock are outstanding; and (iv) 350,000 shares of Parent Common Stock are reserved for issuance, and an additional 1,000,000 subject to stockholder approval, pursuant to Parent's 1997 Employee Stock Purchase Plan (the "Parent ESPP"). (Stock options granted by Parent pursuant to the Parent Stock Option Plans or otherwise are referred to collectively herein as "Parent Options.")

      (c) Except as set forth in Section 3.3(a) or (b) above, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Parent; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent; (iii) rights agreement, stockholder rights plan (or similar plan commonly referred to as a "poison pill") or Contract under which Parent is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Parent (items (i) through (iv), collectively, "Parent Stock Rights")

      (d) All outstanding shares of Parent Common Stock, all outstanding Parent Options and all outstanding shares of capital stock of each Subsidiary of Parent have been issued and granted in compliance with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Contracts. All of the outstanding shares of capital stock of each of the Subsidiaries of Parent have been duly authorized and are validly issued, are fully paid and nonassessable and, except for directors' qualifying shares, are owned beneficially and of record by Parent, free and clear of any Encumbrances. The Parent Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

    3.4  SEC Filings; Financial Statements.

      (a) Parent has made available to the Company all registration statements, proxy statements and other statements, reports, schedules, forms and other documents filed by Parent with the SEC since the date of Parent's incorporation (the "Parent SEC Documents"). All statements, reports, schedules, forms and other documents required to have been filed by Parent with the SEC since December 31, 1998 have been so filed. As of their respective dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such amendment or

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  superseding filing): (i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

      (b) The financial statements (including any related notes) contained in the Parent SEC Documents (the "Parent Financial Statements"): (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not have contained footnotes and were subject to normal and recurring year-end adjustments which were not, or are not reasonably expected to be, individually or in the aggregate, be material in amount), and (iii) fairly presented in all material respects the consolidated financial position of Parent and its consolidated subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Parent and its consolidated subsidiaries for the periods covered thereby. For purposes of this Agreement, "Parent Balance Sheet" means that consolidated balance sheet of Parent as of September 30, 2000 set forth in Parent's Quarterly Report on Form 10-Q filed with the SEC and the "Parent Balance Sheet Date" means September 30, 2000.

    3.5  Absence of Changes. Between the Parent Balance Sheet Date and the date of this Agreement:

      (a) Parent and each of its Significant Subsidiaries has operated their respective businesses in the ordinary course and consistent with past practices;

      (b) there has not been any event that has had a Material Adverse Effect on Parent and its Significant Subsidiaries, taken as a whole, and no fact, event, circumstance or condition exists or has occurred, that could reasonably be expected to have a Material Adverse Effect on Parent and its Significant Subsidiaries, taken as a whole;

      (c) neither Parent nor any of its Subsidiaries has (i) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock; (ii) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities; (iii) sold, issued or granted, or authorized the issuance of, (A) any capital stock or other security (except for Parent Common Stock issued upon the valid exercise of outstanding Parent Options), (B) any option, warrant or right to acquire any capital stock or any other security (except for Parent Options, or (C) any instrument convertible into or exchangeable for any capital stock or other security; (iv) made any capital expenditure which, when added to all other capital expenditures made on behalf of Parent or its Subsidiaries since the Parent Balance Sheet Date exceeds $663,000 in the aggregate; (v) changed any of its methods of accounting or accounting practices, except as required by GAAP; (vi) made any material Tax election; or (vii) commenced or settled any material Legal Proceeding;

      (d) neither Parent nor any of its Subsidiaries has (i) amended or waived any of its material rights under, or permitted the acceleration of vesting under, any provision of any of the Parent Employee Plans or any material provision of any agreement evidencing any outstanding Parent Option; (ii) established or adopted any Parent Employee Plan; (iii) caused or permitted any Parent Employee Plan to be amended in any material respect; or (iv) paid any bonus or made any profit-sharing or similar payment to, or materially increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees; and

      (e) neither Parent nor any of its Subsidiaries has (i) sold or otherwise disposed of, or acquired, leased, licensed, waived or relinquished any material right or other material asset to, from or for the benefit of, any other Person, except for rights or other assets sold, disposed of, acquired, leased, licensed, waived or relinquished in the ordinary course of business and consistent with past practices; (ii) made any pledge of any of its assets or otherwise permitted any of its assets to become subject to any Encumbrance, except in the ordinary course of business and consistent with past practice; or (iii) guaranteed any indebtedness for any material amounts of borrowed money.

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    3.6  Proprietary Assets.

      (a) Part 3.6(a) of the Parent Disclosure Schedule sets forth all U.S. and foreign patent, patent application, trademarks, trademark applications, copyright registrations and copyright applications owned by any of Parent and its Subsidiaries. Parent or its Subsidiaries have good, valid and marketable title to, or have a valid right to use, license or otherwise exploit, all of the Parent Proprietary Assets necessary for the conduct of Parent's or its Significant Subsidiaries' businesses as presently conducted or as contemplated to be conducted, free and clear of all Encumbrances, except for (i) any lien for current taxes not yet due and payable; and (ii) non-material liens that have arisen in the ordinary course of business and that do not (individually or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Parent or any Subsidiary of Parent. None of Parent or any Subsidiary of Parent has developed jointly with any other Person any Parent Proprietary Asset that is material to the business of Parent or any Subsidiary of Parent with respect to which such other Person has any rights. Except as set forth in the Parent SEC Documents, there is no Parent Contract (with the exception of end user license agreements in the form previously delivered by Parent to the Company) pursuant to which any Person has any right (whether or not currently exercisable) to use, license or otherwise exploit any material Parent Proprietary Asset.

      (b) (i) all patents, trademarks, service marks and copyrights owned by Parent or any Subsidiary of Parent are valid, enforceable and subsisting; (ii) none of the Parent Proprietary Assets and no Proprietary Asset that is currently being developed by Parent or any Subsidiary of Parent (either by itself or with any other Person) to Parent's knowledge infringes, misappropriates or conflicts with any Proprietary Asset owned or used by any other Person; (iii) none of the products that are or have been designed, created, developed, assembled, manufactured or sold by Parent or any Subsidiary of Parent is infringing, misappropriating or making any unlawful or unauthorized use of any Proprietary Asset owned or used by any other Person, and since January 1, 1997 none of such products has at any time infringed, misappropriated or made any unlawful or unauthorized use of, and none of Parent or any Subsidiary of Parent has received any notice or other written communication of any actual, alleged, possible or potential infringement, misappropriation or unlawful or unauthorized use of, any Proprietary Asset owned or used by any other Person; and (iv) to Parent's knowledge no other Person is infringing, misappropriating or making any unlawful or unauthorized use of, and no Proprietary Asset owned or used by any other Person infringes or conflicts with, any material Parent Proprietary Asset. To Parent's knowledge, the Parent Proprietary Assets constitute all the Proprietary Assets necessary to enable Parent and the Significant Subsidiaries of Parent to conduct their respective businesses in the manner in which such businesses have been and are being conducted. None of Parent or any Subsidiary of Parent has (i) licensed any material Parent Proprietary Asset to any Person on an exclusive basis, or (ii) entered into any covenant not to compete or Contract limiting its ability to exploit fully any material Parent Proprietary Assets or to transact business in any market or geographical area or with any Person.

    3.7  Contracts.

      (a) For purposes of this Agreement, each of the following shall be deemed to constitute a "Parent Material Contract":

         (i) any Parent Contract that is required by the rules and regulations of the SEC to be filed as an exhibit to the Parent SEC Documents;

        (ii) any Parent Contract relating to the employment of any employee, and any Parent Contract pursuant to which Parent or any Subsidiary of Parent is or may become obligated to make any severance, termination, bonus or relocation payment or any other payment (other

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    than payments in respect of salary) in excess of $150,000, to any current or former employee or director;

        (iii) any Parent Contract relating to the acquisition, transfer, development, sharing or license of any material Proprietary Asset (except for any Contract pursuant to which (A) any material Proprietary Asset is licensed to Parent or any Subsidiary of Parent under any third party software license generally available to the public, or (B) any material Proprietary Asset is licensed by Parent or any Subsidiary of Parent to any Person on a non-exclusive basis);

        (iv) any Parent Contract which provides for indemnification of any officer, director or employee;

        (v) any Parent Contract imposing any restriction on the right or ability of Parent or any Subsidiary of Parent to (A) compete with any other Person, (B) acquire any material product or other material asset or any services from any other Person, sell any material product or other material asset to or perform any services for any other Person or transact business or deal in any other manner with any other Person, or (C) develop or distribute any material technology; and

        (vi) any other Parent Contract, if a breach of such Parent Contract would reasonably be expected to have a Material Adverse Effect on Parent and its Significant Subsidiaries, taken as a whole.

      (b) Each Parent Material Contract is valid and in full force and effect, and is enforceable against Parent or a Subsidiary of Parent in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

      (c) None of Parent or any Subsidiary of Parent has violated or breached, or committed any default under, any Parent Material Contract, and, to Parent's knowledge, no other Person has violated or breached, or committed any default under, any Parent Material Contract;

      (d) To Parent's knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) would reasonably be expected to (i) result in a violation or breach of any provision of any Parent Material Contract; (ii) give any Person the right to declare a default or exercise any remedy under any Parent Material Contract; (iii) give any person the right to receive or require a rebate, chargeback, penalty or change in delivery schedule under any Parent Material Contract; (iv) give any Person the right to accelerate the maturity or performance of any Parent Material Contract, or (v) give any Person the right to cancel, terminate or modify any Parent Material Contract in each case, in a manner that would reasonably be expected to have a Material Adverse Effect on Parent and its Significant Subsidiaries, taken as a whole.

      (e) Section 3.7(e) of the Parent Disclosure Schedule provides a list of all Parent Material Contracts (including all amendments thereto), other than Parent Material Contracts filed as exhibits to the Parent SEC Documents. Parent has provided to the Company a copy of each Parent Material Contract (including all amendments thereto) listed in Section 3.7(e) of the Parent Disclosure Schedule.

    3.8  Liabilities.  Neither of Parent nor any Subsidiary of Parent has any accrued, contingent or other liabilities of any nature, either matured or unmatured (whether or not required to be reflected in financial statements prepared in accordance with generally accepted accounting principles, and whether due or to become due), except for: (a) liabilities identified as such in the "liabilities" column of the Parent Balance Sheet; (b) normal and recurring liabilities that have been incurred by Parent and its Significant Subsidiaries since the Parent Balance Sheet Date in the ordinary course of business and

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consistent with past practices that, individually or in the aggregate, have not had or would not reasonably be expected to have, a Material Adverse Effect on Parent and its Significant Subsidiaries, taken as a whole; and (c) liabilities incurred under this Agreement.

    3.9  Compliance with Legal Requirements.  Parent, and each Subsidiary of Parent, is, and at all times since December 31, 1998 has been, in compliance with all applicable Legal Requirements, except where the failure to comply with such Legal Requirements, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole. Since December 31, 1998, none of Parent or any Subsidiary of Parent has received any written notice or other communication from any Governmental Body regarding any actual or possible violation of, or failure to comply with, any Legal Requirement, except where such violation or noncompliance would not reasonably be expected to have a Material Adverse Effect on Parent and its Significant Subsidiaries, taken as a whole.

    3.10  Governmental Authorizations.  Parent and each Subsidiary of Parent holds all material Governmental Authorizations necessary to enable Parent and the Significant Subsidiaries of Parent, to conduct their respective businesses in the manner in which such businesses are currently being conducted and as proposed to be conducted, except where the failure to have such authorization would not be reasonably likely to have a Material Adverse Effect on Parent. All such Governmental Authorizations are valid and in full force and effect. Parent, and each Subsidiary of Parent, is, and at all times since December 31, 1998 has been, in compliance with the terms and requirements of such Governmental Authorizations except where the failure to comply with such terms and requirements has not had and would not reasonably be expected to have a Material Adverse Effect on Parent and its Significant Subsidiaries, taken as a whole. Except as would not reasonably be expected to have a Material Adverse Effect on Parent and its Significant Subsidiaries, taken as a whole, since December 31, 1998, none of Parent or any Subsidiary of Parent has received any notice or other communication from any Governmental Body regarding (a) any actual or possible violation of or failure to comply with any term or requirement of any Governmental Authorization, or (b) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization.

    3.11  Tax Matters.  Except as would not, individually or in the aggregate, have a Material Adverse Effect on Parent and its Significant Subsidiaries, taken as a whole, all Tax Returns required to be filed by or on behalf of Parent and each Subsidiary of Parent with any Governmental Body with respect to any taxable period ending on or before the Closing Date (the "Parent Returns") (a) have been or will be filed on or before the applicable due date (including any extensions of such due date), and (b) have been, or will be when filed, prepared in all material respects in compliance with all applicable Legal Requirements. All amounts shown on the Parent Returns to be due on or before the Closing Date have been or will be paid on or before the Closing Date. The Parent Financial Statements fully accrue all actual and contingent liabilities for Taxes with respect to all periods through the dates thereof in accordance with generally accepted accounting principles. There are no unsatisfied liabilities for material Taxes (including liabilities for interest, additions to tax and penalties thereon and related expenses) with respect to any notice of deficiency or similar document received by Parent or any Subsidiary of Parent with respect to any material Tax (other than liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by Parent or any Subsidiary of Parent and with respect to which adequate reserves for payment have been established). There are no liens for material Taxes upon any of the assets of Parent or any Subsidiary of Parent except liens for current Taxes not yet due and payable. No extension or waiver of the limitation period applicable to any of the Parent Returns has been granted (by Parent or any other Person), and no such extension or waiver has been requested from Parent or any Subsidiary of Parent. No claim or Legal Proceeding is pending or, to Parent's knowledge, has been threatened against or with respect to Parent or any Subsidiary of Parent in respect of any material Tax. None of Parent or any Subsidiary of

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Parent has entered into or become bound by any agreement or consent pursuant to Section 341(f) of the Code. None of Parent or any Subsidiary of Parent has been, and none of Parent or any Subsidiary of Parent will be, required to include any adjustment in taxable income for any tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions or events occurring, or accounting methods employed, prior to the Closing. There is no agreement, plan, arrangement or other Contract covering any employee or independent contractor or former employee or independent contractor of Parent or any Subsidiary of Parent that, considered individually or considered collectively with any other such Contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162(m) of the Code. Parent is not a party to any Contract, nor does it have any obligation (current or contingent), to compensate any Person for excise taxes paid pursuant to Section 4999 of the Code. Except as set forth in Part 3.11 of the Parent Disclosure Schedule, none of Parent or any Subsidiary of Parent is, or has ever been, a party to or bound by any tax indemnity agreement, tax sharing agreement, tax allocation agreement or similar Contract and none of Parent or any Subsidiary of Parent has or, by reason of the consummation of the transactions contemplated under this Agreement, will have any liability or obligation under any tax indemnity agreement, tax sharing agreement, tax allocation agreement or similar Contract. Parent has not made any distribution of stock of any "controlled corporation" as that term is defined in Section 355(a)(1) of the Code. Parent has never been a member of an affiliated group, within the meaning of Section 1504 of the Code, other than an affiliated group of which Parent is the common parent.

    3.12  Employee and Labor Matters; Benefit Plans.

      (a) Part 3.12(a) of the Parent Disclosure Schedule lists all employee pension benefit plans (as defined in Section 3(2) of the ERISA), all employee welfare benefit plans (as defined in Section 3(1) of ERISA), and all other bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance, perquisites, fringe benefits and other similar benefit plans, programs, Contracts, arrangements or policies (including a specific identification of those which contain change of control provisions or pending change of control provisions), and any employment, executive compensation or severance agreements (including a specific identification of those which contain change of control provisions or pending change of control provisions), written or otherwise, as amended, modified or supplemented, for the benefit of, or relating to, any foreign or domestic former or current employee, officer, director, independent contractor or consultant (or any of their beneficiaries) of Parent or its Subsidiaries or any other Entity (whether or not incorporated) which is a member of a controlled group which includes any of Parent or its Subsidiaries or which is under common control with any of Parent or its Subsidiaries within the meaning of Sections 414(b), (c), (m) or (o) of the Code or Section 4001(a) (14) or (b) of ERISA, as well as each plan with respect to which any of Parent or its Subsidiaries could incur liability under Title IV of ERISA or Section 412 of the Code (collectively, the "Parent Employee Plans"). Parent has made available to the Company, in a reasonable time, place and manner, copies of (i) each such written Parent Employee Plan (or a written description of any Parent Employee Plan which is not written) and all related trust agreements, insurance and other contracts (including policies), summary plan descriptions, summaries of material modifications, registration statements (including all attachments), prospectuses and communications distributed to plan participants, (ii) the three most recent annual reports on Form 5500 series, with accompanying schedules and attachments, filed with respect to each Parent Employee Plan required to make such a filing, (iii) the most recent actuarial valuation for each Parent Employee Plan subject to Title IV of ERISA, (iv) the latest reports which have been filed with the U.S. Department of Labor with respect to each Parent Employee Plan required to make such filing, (v) the most recent favorable determination letters issued for each Parent Employee Plan and related trust which is intended to be qualified under Section 401(a) of the Code (and, if an application for such determination is

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  pending, a copy of the application for such determination), (vi) financial and other information regarding current and projected liabilities with respect to each Parent Employee Plan for which the filings described in (ii), (iii) or (iv) above are not required under ERISA and (vii) all correspondence between the Internal Revenue Service and/or the Department of Labor and Parent and/or any of its Subsidiaries

      (b) (i) none of the Parent Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person (other than continuation coverage to the extent required by law, whether pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, or otherwise), and none of the Parent Employee Plans is a "multiemployer plan" as such term is defined in Section 3(37) of ERISA; (ii) no party in interest or disqualified person (as defined in Section 3(14) of ERISA and Section 4975 of the Code) has at any time engaged in a transaction with respect to any Parent Employee Plan which could subject Parent or any Subsidiary of Parent, directly or indirectly, to a material tax, penalty or other material liability for prohibited transactions under ERISA or Section 4975 of the Code; (iii) no fiduciary of any Parent Employee Plan has breached any of the responsibilities or obligations imposed upon fiduciaries under Title I of ERISA, which breach would reasonably be expected to have a Material Adverse Effect on Parent or any Subsidiary of Parent; (iv) all Parent Employee Plans have been established and maintained substantially in accordance with their terms and have been operated in compliance in all material respects with all applicable Legal Requirements, and may by their terms be amended and/or terminated at any time without the consent of any other Person subject to applicable Legal Requirements and the terms of each Parent Employee Plan, and Parent and each Subsidiary of Parent has performed all material obligations required to be performed by them under, and are not in any material respect in default under or in violation of, any Parent Employee Plan, and neither Parent nor any Subsidiary of Parent has any knowledge of any default or violation by any other Person with respect to, any of the Parent Employee Plans; (v) each Parent Employee Plan which is intended to be qualified under Section 401(a) of the Code is the subject of a favorable determination letter from the Internal Revenue Service as to such plan's qualified status under Section 401(a) of the Code (or comparable letter, such as an opinion or notification letter as to the form of plan adopted by Parent or any Subsidiary of Parent), and, to Parent's knowledge, nothing has occurred since the issuance of such letter which may reasonably be expected to impair such favorable determination or otherwise impair the qualified status of such plan; (vi) all contributions required to be made with respect to any Parent Employee Plan pursuant to Section 412 of the Code, or the terms of Parent Employee Plan or any collective bargaining agreement, have been made on or before their due dates (including any extensions thereof); (vii) with respect to each Parent Employee Plan, no "reportable event" within the meaning of Section 4043 of ERISA (excluding any such event for which the 30-day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred for which there is any material outstanding liability to Parent or any Subsidiary of Parent nor would the consummation of the transactions contemplated hereby (including the execution of this Agreement) constitute a reportable event for which the 30-day notice requirement has not been waived; and (viii) neither Parent nor any Subsidiary of Parent has incurred or reasonably expects to incur any material liability under Title IV of ERISA including, without limitation, any material liability arising out of or resulting from an event described in Section 4062, 4063 or 4041 of ERISA (other than liability for premium payments to the PBGC arising in the ordinary course).

      (c) (i) the PBGC has not instituted proceedings to terminate any Parent Employee Plan that is subject to Title IV of ERISA (each, a "Parent Defined Benefit Plan"); (ii) the Parent Defined Benefit Plans have no accumulated or waived funding deficiencies within the meaning of Section 412 of the Code nor have any extensions of any amortization period within the meaning of Section 412 of the Code or 302 of ERISA been applied for with respect thereto; (iii) as of January 1, 2001, the present value of the benefit liabilities (within the meaning of Section 4041 of

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  ERISA) of the Parent Defined Benefit Plans, determined on an ongoing basis using the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such plan's actuary with respect to such plan's most recently completed fiscal year, does not exceed by more than $500,000 the value of the Parent Defined Benefit Plans' assets and to the knowledge of Parent, nothing has occurred since the end of the most recently completed fiscal year that would adversely affect the funding status of such plans; (iv) all applicable premiums required to be paid to the PBGC with respect to the Parent Defined Benefit Plans have been paid; (v) no facts or circumstances exist with respect to the Parent Defined Benefit Plan which would give rise to a lien on the assets of Parent or any Subsidiary of Parent under Section 4068 of ERISA or otherwise; and (vi) as of the date hereof, substantially all of the assets of the Parent Defined Benefit Plans are readily marketable securities or insurance contracts.

      (d) Except as set forth in the Parent SEC Documents: (i) neither Parent nor any Subsidiary of Parent has ever maintained an employee stock ownership plan (within the meaning of Section 4975(e)(7) of the Code) or any other Parent Employee Plan that invests in Parent capital stock; (ii) since December 31, 1998, neither Parent nor any Subsidiary of Parent has proposed or agreed to any increase in benefits under any Parent Employee Plan (or the creation of new benefits) or change in employee coverage which would materially increase the expense of maintaining any Parent Employee Plan; (iii) the consummation of the transactions contemplated by this Agreement will not result in an increase in the amount of compensation or benefits or accelerate the vesting or timing of payment of any benefits or compensation payable in respect of any employee; (iv) no person will be entitled to any severance benefits or the acceleration of any options under the terms of any Parent Employee Plan as a result of the consummation of the transactions contemplated by this Agreement, and (v) none of Parent nor any Subsidiary of Parent will be denied any income tax deduction pursuant to Section 162(m) or 280G of the Code as a result of the consummation of the transactions contemplated by this Agreement.

      (e) Each Parent Employee Plan covering non-U.S. employees (a "Parent International Plan") has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all applicable Legal Requirements (including any special provisions relating to registered or qualified plans where such Parent International Plan was intended to so qualify) and has been maintained in good standing with applicable regulatory authorities. The fair market value of the assets of each funded Parent International Plan, if any, (or the liability of each funded Parent International Plan funded through insurance) is sufficient to procure or provide for the benefits accrued thereunder through the Effective Time according to the actuarial assumptions and valuations most recently used to determine employer contributions to the Parent International Plan.

      (f)  Parent has fiduciary liability insurance of at least $1,500,000 in effect covering the fiduciaries of the Parent Employee Plans (including Parent and the Significant Subsidiaries of Parent) with respect to whom Parent or any Subsidiary of Parent may have liability.

      (g) Except as set forth in the Parent SEC Documents: (i) there are no controversies pending or, to the knowledge of Parent, threatened, between Parent or any Subsidiary of Parent and any of their respective employees, which controversies have had, or would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Parent and its Significant Subsidiaries, taken as a whole; (ii) none of Parent or any Subsidiary of Parent is in breach of any material collective bargaining agreement or other labor union contract applicable to persons employed by Parent or any Subsidiary of Parent which would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Parent and its Significant Subsidiaries, taken as a whole, nor does Parent know of any activities or proceedings of any labor union to organize any significant number of such employees; and (iii) none of Parent or any Subsidiary of Parent is in breach of any material collective bargaining agreement or other labor union contract,

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  nor has any knowledge of any activities or proceedings of any labor unions to organize employees, or of any strikes, slowdowns, work stoppages, lockouts, or threats thereof, by or with respect to any employees (foreign or domestic) of Parent or any Subsidiary of Parent which would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Parent and its Significant Subsidiaries, taken as a whole.

    3.13  Environmental Matters.  None of Parent or any Subsidiary of Parent has any liability for any clean-up or remediation under any Environmental Law. Parent and each Subsidiary of Parent is in compliance in all material respects with all applicable Environmental Laws, which compliance includes the possession by Parent or any Subsidiary of Parent of all material permits and other Governmental Authorizations required under applicable Environmental Laws, and material compliance with the terms and conditions thereof. None of Parent or any Subsidiary of Parent has received any notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that Parent or any Subsidiary of Parent is not in material compliance with any Environmental Law, and, to Parent's knowledge, there are no circumstances that may prevent or interfere with the compliance by any of Parent or its Subsidiaries with any Environmental Law in the future. To Parent's knowledge, no current or prior owner of any property leased or controlled by Parent or any Subsidiary of Parent has received any notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner is not in compliance with any Environmental Law. To Parent's knowledge, all property that is or has been leased to, controlled by or used by Parent, or its Subsidiaries is free of any material environmental contamination of any nature and neither Parent nor any Subsidiary of Parent has any liability for any clean-up or remediation under any Environmental Law. All property that is leased to, controlled by or used by Parent or its Subsidiaries is free of any friable asbestos or asbestos-containing materials.

    3.14  Legal Proceedings; Orders.  Except as would not reasonably be expected to have a Material Adverse Effect on Parent or any Subsidiary of Parent, taken as a whole, or materially delays or interferes with the consummation of the Merger: (i) there is no pending Legal Proceeding and, to Parent's knowledge, no Person has threatened to commence any Legal Proceeding, that involves Parent or any Subsidiary of Parent or any of the assets owned or used by Parent or any Subsidiary of Parent; and (ii) there is no order, writ, injunction, judgment or decree to which Parent or any Subsidiary of Parent, or any of the material assets owned or used by Parent or any Subsidiary of Parent, is subject.

    3.15  Vote Required.  The only vote of Parent's stockholders required (i) to approve the Charter Amendment is the vote of the holders of the majority of the shares of the Parent Common Stock and the Parent Preferred Stock (on an as-if-converted basis to shares of Parent Common Stock) voting together as a class (ii) to approve the Share Issuance is the vote prescribed by Marketplace Rule 4310 (as such rule may be amended after the date hereof) of the NASD ((i) and (ii), collectively, the "Required Parent Stockholder Vote"), and are the only votes of holders of any class or series of the Parent's capital stock necessary for Parent to effect the Merger.

    3.16  Non-Contravention; Consents.  Neither the execution, delivery or performance of this Agreement nor the consummation of the Merger or any of the other transactions contemplated by this Agreement, will directly or indirectly (with or without notice or lapse of time):

      (a) contravene, conflict with or result in a violation of any of the provisions of the Parent Organization Documents or any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of Parent or any Subsidiary of Parent;

      (b) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Parent or any Subsidiary of Parent or that otherwise relates to the business of Parent or any Subsidiary of Parent or to any of the assets

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  owned or used by Parent or any Subsidiary of Parent, except where the contravention of, conflict with or violation of, or giving to a Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any such terms or requirements would not, individually or in the aggregate, have a Material Adverse Effect on Parent and its Significant Subsidiaries, taken as a whole; or

      (c) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Parent Material Contract, or give any Person the right to (i) declare a default or exercise any remedy under any Parent Material Contract, (ii) a rebate, chargeback, penalty or change in delivery schedule under any Parent Material Contract, (iii) accelerate the maturity or performance of any Parent Material Contract, or (iv) cancel, terminate or modify any term of any Parent Material Contract, except in each case where the contravention of, conflict with or violation or breach of any such provision, or giving to any Person such rights, would not, individually or in the aggregate, have a Material Adverse Effect on Parent and its Significant Subsidiaries, taken as a whole.

    Except as may be required by the Exchange Act, the DGCL, the HSR Act, applicable anti-trust laws of any foreign country, and the NASD Bylaws (as they relate to the Form S-4 Registration Statement and the Joint Proxy Statement) none of Parent or any Subsidiary of Parent was, is or will be required to make any filing with or give any notice to, or obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Merger or any of the other transactions contemplated by this Agreement, except in each case, where the failure to make any filing, give any notice or obtain any Consent would not have a Material Adverse Effect on Parent and its Significant Subsidiaries, taken as a whole.

    3.17  Fairness Opinion.  Parent's board of directors has received the written opinion of Greenbridge Partners LLC financial advisor to Parent, as of the date of this Agreement, to the effect that the Exchange Ratio is fair to Parent from a financial point of view. Parent will furnish an accurate and complete copy of said opinion to the Company.

    3.18  Financial Advisor.  Except for Greenbridge Partners LLC, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any Subsidiary of Parent. The total of all fees, commissions and other amounts that have been paid by Parent to Greenbridge Partners LLC. or any of its affiliates and all fees, commissions and other amounts that may become payable to Greenbridge Partners LLC or any of its affiliates by Parent in connection with the Merger will not exceed the amount provided for in Section 3.18 of the Parent Disclosure Schedule. Parent has provided accurate and complete copies of all agreements under which any such fees, commissions or other amounts have been paid or may become payable and all indemnification and other agreements related to the engagement of Greenberg Partners LLC.

    3.19  Takeover Statutes and Charter Provisions.   The Board of Directors of Parent has taken the necessary actions to render any Takeover Laws inapplicable to this Agreement and the transactions contemplated hereby.

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    3.20  Interim Operations of Merger Sub.  Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

    3.21  Information Included in Form S-4.  None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in the Joint Proxy Statement will, at the time the Joint Proxy Statement is mailed to the stockholders of Parent or at the time of the Parent Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by the Company that is contained in the foregoing documents.

    3.22  Qualification of the Merger as a Reorganization

      (a) Parent has no plan or intention to liquidate the Surviving Corporation or to merge the Surviving Corporation with or into any other corporation or entity, including Parent or its affiliates, or to sell, distribute or otherwise dispose of the stock of the Surviving Corporation which Parent will acquire in the Merger, or to cause the Surviving Corporation to sell, distribute, or otherwise dispose of any of its assets, all except in the ordinary course of business or if such liquidation, merger or disposition is described in Section 368(a)2(C) or Treasury Regulation Section 1.368-2(k).

      (b) Following the Merger, Parent intends that the Surviving Corporation will continue the Company's historic business or use a significant portion of the Company's historic business assets in a business as required by Section 368 of the Code and the Treasury Regulations promulgated thereunder.

SECTION 4.  CERTAIN COVENANTS OF THE COMPANY AND PARENT

    4.1  Access and Investigation.

      (a) During the period from the date of this Agreement through the Effective Time unless this Agreement shall be terminated in accordance with Section 8 (the "Pre-Closing Period"), subject to applicable antitrust laws and regulations relating to the exchange of information, the Company shall, and shall cause the respective Representatives of the Constituent Corporations to: (i) provide Parent and Parent's Representatives with reasonable access during normal business hours to the Constituent Corporations' Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Constituent Corporations; and (ii) provide Parent and Parent's Representatives with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to the Constituent Corporations, and with such additional financial, operating and other data and information regarding the Constituent Corporations, as Parent may reasonably request. Unless otherwise required by applicable Legal Requirements, the parties will hold any such information which is not public in confidence in accordance with the Mutual Nondisclosure Agreement.

      (b) During the Pre-Closing Period, subject to applicable antitrust laws and regulations relating to the exchange of information, Parent shall, and shall cause the respective Representatives of Parent and its Subsidiaries to: (i) provide the Company and the Company's

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  Representatives with reasonable access during normal business hours to Parent's and its Subsidiaries Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to Parent and its Subsidiaries; and (ii) provide the Company and the Company's Representatives with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to Parent and its Subsidiaries, and with such additional financial, operating and other data and information regarding Parent, as the Company may reasonably request. Unless otherwise required by applicable Legal Requirements, the parties will hold any such information which is not public in confidence in accordance with the Mutual Nondisclosure Agreement.

    4.2  Operation of the Company's Business.

      (a) During the Pre-Closing Period the Company shall: (i) ensure that each of the Constituent Corporations conducts its business and operations (A) in the ordinary course and substantially in accordance with past practices, and (B) in material compliance with all applicable Legal Requirements and the requirements of all Company Material Contracts; (ii) to the extent consistent with its business, use its reasonable best efforts to ensure that each of the Constituent Corporations preserves intact its current business organization, keeps available the services of its current officers and employees and maintains its relations and goodwill with all suppliers, customers, distributors, landlords, creditors, licensors, licensees and other Persons having business relationships with the respective Constituent Corporations; (iii) provide all notices, assurances and support required by any Contract relating to any Proprietary Asset in order to ensure that no condition under such Contract occurs which could result in, or could increase the likelihood of any transfer or disclosure by any Constituent Corporation of any source code materials or other Proprietary Asset; and (iv) keep in full force and effect (with the same scope and limits of coverage) all insurance policies in effect as of the date of this Agreement covering all material assets of the Constituent Corporations.

      (b) During the Pre-Closing Period, except as set forth in Section 4.2(b) of the Company Disclosure Schedule, the Company shall not (without the prior written consent of Parent which consent shall not be unreasonably withheld or delayed), and shall not permit any of the other Constituent Corporations to:

         (i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities;

        (ii) sell, issue, grant or authorize the issuance or grant of (A) any capital stock or other security or (B) any Company Stock Right (except that the Company may issue Company Common Stock upon the valid exercise of Company Options outstanding as of the date of this Agreement or pursuant to the Company's ESPP as in effect on the date hereof and may grant options out of the Company 1996 Incentive and Nonqualified Stock Option Plan (or on terms substantially equivalent to the terms of existing options granted under the Company 1996 Incentive and Nonqualified Stock Option Plan) to any employee consistent with past practice, which options represent in the aggregate the right to acquire no more than 250,000 shares (net of cancellations) of Company Common Stock);

        (iii) amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Company's stock option plans, any provision of any agreement evidencing any outstanding stock option or any restricted stock purchase agreement, or otherwise modify any of the terms of any outstanding option, warrant, or other security or any related Contract;

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        (iv) amend or permit the adoption of any amendment to the Company Organization Documents, or effect or become a party to any Company Acquisition Transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

        (v) form any Subsidiary or acquire any equity interest or other interest in any other Entity;

        (vi) make any capital expenditure except in the ordinary course of business not to exceed $125,000 in the aggregate;

       (vii) enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any Company Material Contract, or amend or terminate, or waive or exercise any material right or remedy under, any Company Material Contract;

       (viii) acquire, lease or license any right or other asset from any other Person or sell or otherwise dispose of, or lease or license, any right or other asset to any other Person (except in each case for immaterial assets acquired, leased, licensed or disposed of by the Company in the ordinary course of business and consistent with past practices, and except for licensing of intellectual property in the sale or licensing of the Company's products in the ordinary course of business and consistent with past practices), or waive or relinquish any material right;

        (ix) lend money to any Person, or incur or guarantee any indebtedness (except that the Company may make routine borrowings in the ordinary course of business and in accordance with past practices under the Company's credit facilities outstanding as of the date hereof (without any amendment or modification thereto);

        (x) except as required by applicable Legal Requirements, establish, adopt or amend any Company Employee Plan or collective bargaining agreement, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees in excess of $100,000 in the aggregate, except that the Company may implement normally scheduled salary increases for employees other than officers of the Company;

        (xi) hire any new employee having an annual salary in excess of $100,000;

       (xii) change any of its methods of accounting or accounting practices in any respect, except as required by GAAP;

       (xiii) make any material Tax election;

       (xiv) commence or settle any material Legal Proceeding;

       (xv) enter into any material transaction or take any other material action outside the ordinary course of business or inconsistent with past practices;

       (xvi) take, or permit the taking of any action, which could reasonably be expected to cause the vesting of any Company Options to be accelerated in accordance with the terms of any of the Company Stock Option Plans;

      (xvii) take, agree to take, or intentionally omit to take any action which would (A) make any of the representations and warranties of the Company contained in this Agreement untrue or incorrect, (B) prevent the Company from performing or cause the Company not to perform its covenants hereunder, or (C) cause any of the conditions set forth in Section 6 or Section 7 not to be able to be satisfied prior to the Termination Date; or

      (xviii) agree or commit to take any of the actions described in clauses "(i)" through "(xvii)" of this Section 4.2(b).

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      (c) During the Pre-Closing Period, the Company shall promptly notify Parent in writing of: (i) the discovery by the Company of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by the Company in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by the Company in this Agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of the Company; and (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any condition set forth in Section 6 or Section 7 impossible or unlikely or that has had or would reasonably be expected to have a Material Adverse Effect on the Constituent Corporations. No notification given to Parent pursuant to this Section 4.2(c) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement.

    4.3  Operation of Parent's Business.

      (a) During the Pre-Closing Period Parent shall: (i) ensure that it conducts its business and operations (A) in the ordinary course and substantially in accordance with past practices, and (B) in material compliance with all applicable Legal Requirements and the requirements of all Parent Material Contracts; (ii) to the extent consistent with its business use its reasonable best efforts to ensure that it preserves intact its current business organization, keeps available the services of its current officers and employees and maintains its relations and goodwill with all suppliers, customers, distributors, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with it; (iii) provide all notices, assurances and support required by any Contract relating to any Proprietary Asset in order to ensure that no condition under such Contract occurs which could result in, or could increase the likelihood of any transfer or disclosure by it of any source code materials or other Proprietary Asset and (iv) keep in full force and effect (with the same scope and limits of coverage) all insurance policies in effect as of the date of this Agreement covering all material assets of Parent and its Subsidiaries.

      (b) During the Pre-Closing Period, except as set forth in Section 4.3(b) of the Parent Disclosure Schedules, Parent shall not (without the prior written consent of the Company which consent shall not be unreasonably withheld or delayed), and shall not permit any of its Significant Subsidiaries to:

         (i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities;

        (ii) sell, issue, grant or authorize the issuance or grant of (A) any capital stock or other security or (B) any Parent Stock Right except that Parent may issue Parent Common Stock upon the valid exercise of Parent Options outstanding as of the date of this Agreement and may grant options to any employee hired during the Pre-Closing Period consistent with past practice, which options represent in the aggregate the right to acquire no more than 250,000 shares (net of cancellation) of Parent Common Stock;

        (iii) amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Parent's stock option plans, any provision of any agreement evidencing any outstanding stock option or any restricted stock purchase agreement, or otherwise modify any of the terms of any outstanding option, warrant, or other security or any related Contract;

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        (iv) amend or permit the adoption of any amendment to the Parent Organization Documents, except as contemplated in this Agreement, or effect or become a party to any Parent Acquisition Transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

        (v) form any Subsidiary or acquire any equity interest or other interest in any other Entity;

        (vi) make any capital expenditure except in the ordinary course of business not to exceed $1,500,000 in the aggregate;

       (vii) enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any Parent Material Contract, or amend or terminate, or waive or exercise any material right or remedy under, any Parent Material Contract;

       (viii) acquire, lease or license any right or other asset from any other Person or sell or otherwise dispose of, or lease or license, any right or other asset to any other Person (except in each case for immaterial assets acquired, leased, licensed or disposed of by Parent in the ordinary course of business and consistent with past practices, and except for the licensing of intellectual property in the sale or licensing of Parent's products in the ordinary course of business and consistent with past practices), or waive or relinquish any material right;

        (ix) lend money to any Person, or incur or guarantee any indebtedness (except that Parent may make routine borrowings in the ordinary course of business and in accordance with past practices under Parent's credit facilities outstanding as of the date hereof (without any amendment or modification thereto);

        (x) except as required by applicable Legal Requirements, establish, adopt or amend any Parent Employee Plan or collective bargaining agreement, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees in excess of $100,000 in the aggregate, except that Parent may implement normally scheduled salary increases for employees other than officers of Parent;

        (xi) hire any new employee having an annual salary in excess of $100,000;

       (xii) change any of its methods of accounting or accounting practices in any respect, except as required by GAAP;

       (xiii) make any material Tax election;

       (xiv) commence or settle any material Legal Proceeding;

       (xv) enter into any material transaction or take any other material action outside the ordinary course of business or inconsistent with past practices;

       (xvi) take, or permit the taking of, any action which could reasonably be expected to cause the vesting of any Parent Options to be accelerated in accordance with the terms of any of the Parent Stock Option Plans;

      (xvii) take, agree to take or intentionally omit to take any action which would (A) make any of the representations and warranties of Parent contained in this Agreement untrue or incorrect, (B) prevent Parent from performing or cause Parent not to perform its covenants hereunder; or (C) cause any of the conditions set forth in Section 6 or Section 7 not to be able to be satisfied prior to the Termination Date; or

      (xviii) agree or commit to take any of the actions described in clauses "(i)" through "(xvii)" of this Section 4.3(b).

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    During the Pre-Closing Period, Parent shall promptly notify the Company in writing of: (i) the discovery by Parent of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by Parent in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by Parent in this Agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of Parent; and (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any condition set forth in Section 6 or Section 7 impossible or unlikely or that has had or would reasonably be expected to have a Material Adverse Effect on Parent. No notification given to the Company pursuant to this Section 4.3(c) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of Parent contained in this Agreement.

    4.4  No Solicitation by the Company.

      (a) The Company shall not directly or indirectly, and shall not authorize or permit any of the other Constituent Corporations or any Representative of any of the Constituent Corporations directly or indirectly to, (i) solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Company Acquisition Proposal or take any action that could reasonably be expected to lead to a Company Acquisition Proposal, (ii) furnish any information regarding any of the Constituent Corporations to any Person in connection with or in response to a Company Acquisition Proposal or an inquiry or indication of interest that could lead to a Company Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Company Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Company Acquisition Transaction; provided, however, that this Section 4.4(a) shall not prohibit (A) the Company, or the Board of Directors of the Company from furnishing nonpublic information regarding the Constituent Corporations to, or entering into discussions with, any Person in response to a Company Superior Offer that is submitted to the Company by such Person (and not withdrawn) if (1) neither the Company nor any Representative of any of the Constituent Corporations shall have violated any of the restrictions set forth in this Section 4.4, (2) the Board of Directors of the Company concludes in good faith, after consultation with its outside legal counsel, that such action is required in order for the board of directors of the Company to comply with its fiduciary obligations to the Company's stockholders under applicable Legal Requirements, (3) at least two business days prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, the Company gives Parent written notice of the identity of such Person and of the Company's intention to furnish nonpublic information to, or enter into discussions with, such Person, and the Company receives from such Person an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person or any of such Person's Representatives by or on behalf of the Company, and (4) at least two business days prior to furnishing any such nonpublic information to such Person, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by the Company to Parent); or (B) the Company from complying with Rule 14e-2 promulgated under the Exchange Act with regard to a Company Acquisition Proposal. Without limiting the generality of the foregoing, the Company acknowledges and agrees that any violation of any of the restrictions set forth in the preceding sentence by any Representative of any of the Constituent Corporations, whether or not such Representative is purporting to act on behalf of any of the Constituent Corporations, shall be deemed to constitute a breach of this Section 4.4 by the Company.

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      (b) The Company shall promptly (and in no event later than 24 hours after receipt of any Company Acquisition Proposal, any inquiry or indication of interest that could lead to a Company Acquisition Proposal or any request for nonpublic information) advise Parent orally and in writing of any Company Acquisition Proposal, any inquiry or indication of interest that could lead to a Company Acquisition Proposal or any request for nonpublic information relating to any of the Constituent Corporations (including the identity of the Person making or submitting such Company Acquisition Proposal, inquiry, indication of interest or request, and the terms thereof) that is made or submitted by any Person during the Pre-Closing Period. The Company shall keep Parent fully informed on a prompt basis with respect to the status of any such Company Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto.

      (c) The Company shall immediately cease and cause to be terminated any existing discussions with any Person (other than Parent) that relate to any Company Acquisition Proposal, except as may be provided for in Section 4.4(a).

      (d) The Company agrees not to release any Person (other than Parent) from or waive any provision of any confidentiality, "standstill" or similar agreement to which the Company is a party and will use its reasonable best efforts to enforce each such agreement at the request of Parent. The Company also will promptly request each Person (other than Parent) that has executed, within 12 months prior to the date of this Agreement, a confidentiality, standstill or similar agreement in connection with its consideration of a possible Company Acquisition Transaction to return all confidential information heretofore furnished to such Person by or on behalf of the Company.

    4.5  No Solicitation by Parent.

      (a) Parent shall not directly or indirectly, and shall not authorize or permit any of its Subsidiaries or any Representative directly or indirectly to, (i) solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Parent Acquisition Proposal or take any action that could reasonably be expected to lead to a Parent Acquisition Proposal, (ii) furnish any information regarding Parent or its Subsidiaries to any Person in connection with or in response to a Parent Acquisition Proposal or an inquiry or indication of interest that could lead to a Parent Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Parent Acquisition Proposal, (iv) approve, endorse or recommend any Parent Acquisition Proposal or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Parent Acquisition Transaction; provided, however, that this Section 4.5(a) shall not prohibit (A) Parent, or the Board of Directors of Parent from furnishing nonpublic information regarding Parent to, or entering into discussions with, any Person in response to a Parent Superior Offer that is submitted to Parent by such Person (and not withdrawn) if (1) neither Parent, its Subsidiaries nor their respective Representatives shall have violated any of the restrictions set forth in this Section 4.5, (2) the Board of Directors of Parent concludes in good faith, after consultation with its outside legal counsel, that such action is required in order for the board of directors of Parent to comply with its fiduciary obligations to Parent's stockholders under applicable Legal Requirements, (3) at least two business days prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, Parent gives the Company written notice of the identity of such Person and of Parent's intention to furnish nonpublic information to, or enter into discussions with, such Person, and Parent receives from such Person an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person or any of such Person's Representatives by or on behalf of Parent, and (4) at least two business days prior to furnishing any such nonpublic information to such Person, Parent furnishes such nonpublic information to the Company (to the extent such nonpublic information has not been previously furnished by Parent to the Company); or (B) complying with Rule 14e-2 promulgated under the Exchange Act with

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  regard to a Parent Acquisition Proposal. Without limiting the generality of the foregoing, Parent acknowledges and agrees that any violation of any of the restrictions set forth in the preceding sentence by any Representative of Parent or its Subsidiaries, whether or not such Representative is purporting to act on behalf of Parent or any Subsidiary of Parent, shall be deemed to constitute a breach of this Section 4.5 by Parent.

      (b) Parent shall promptly (and in no event later than 24 hours after receipt of any Parent Acquisition Proposal, any inquiry or indication of interest that could lead to a Parent Acquisition Proposal or any request for nonpublic information) advise the Company orally and in writing of any Parent Acquisition Proposal, any inquiry or indication of interest that could lead to a Parent Acquisition Proposal or any request for nonpublic information relating to Parent (including the identity of the Person making or submitting such Parent Acquisition Proposal, inquiry, indication of interest or request, and the terms thereof) that is made or submitted by any Person during the Pre-Closing Period. Parent shall keep the Company fully informed on a prompt basis with respect to the status of any such Parent Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto.

      (c) Parent shall immediately cease and cause to be terminated any existing discussions with any Person (other than the Company) that relate to any Parent Acquisition Proposal, except as may be provided for in Section 4.5(a).

      (d) Parent agrees not to release any Person (other than the Company) from or waive any provision of any confidentiality, "standstill" or similar agreement to which Parent is a party and will use its reasonable best efforts to enforce each such agreement at the request of the Company. Parent also will promptly request each Person (other than the Company) that has executed, within 12 months prior to the date of this Agreement, a confidentiality, standstill or similar agreement in connection with its consideration of a possible Parent Acquisition Transaction to return all confidential information heretofore furnished to such Person by or on behalf of Parent.

SECTION 5.  ADDITIONAL COVENANTS OF THE PARTIES

    5.1  Registration Statement; Joint Proxy Statement.

      (a) As promptly as practicable after the date of this Agreement, Parent and the Company shall prepare and cause to be filed with the SEC the Joint Proxy Statement, and Parent shall prepare and cause to be filed with the SEC the Form S-4 Registration Statement, in which the Joint Proxy Statement will be included as part of the prospectus. Each of Parent and the Company shall use its reasonable best efforts to cause the Form S-4 Registration Statement and the Joint Proxy Statement to comply with the rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Parent will use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to Parent's stockholders, and the Company will use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the Company's stockholders, as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act but in each case within five business days thereafter. The Company shall promptly furnish to Parent all information concerning the Constituent Corporations and the Company's stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If any event relating to any of the Constituent Corporations occurs, or if the Company becomes aware of any information, that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Joint Proxy Statement, then the Company shall promptly inform Parent thereof and shall cooperate with Parent in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the stockholders of the Company.

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      (b) Prior to the Effective Time, Parent shall use its reasonable best efforts to obtain all regulatory approvals needed to ensure that the Parent Common Stock to be issued in the Merger will be registered or qualified under the securities law of every jurisdiction of the United States in which any registered holder of Company Common Stock has an address of record on the record date for determining the stockholders entitled to notice of and to vote at the Company Stockholders' Meeting; provided, however, that Parent shall not be required to (i) qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified, or (ii) file a general consent to service of process in any jurisdiction.

    5.2  Company Stockholders' Meeting.

      (a) The Company shall take all action necessary under all applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Company Common Stock to vote on a proposal to adopt this Agreement (the "Company Stockholders' Meeting"). The Company Stockholders' Meeting shall be held (on a date selected by the Company in consultation with Parent) as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act but in any event within 45 calendar days thereafter. The Company shall ensure that all proxies solicited in connection with the Company Stockholders' Meeting are solicited in compliance with all applicable Legal Requirements.

      (b) Subject to Section 5.2(c): (i) the Joint Proxy Statement shall include a statement to the effect that the board of directors of the Company recommends that the Company's stockholders vote to adopt this Agreement and approve the Merger at the Company Stockholders' Meeting (the recommendation of the Company's board of directors that the Company's stockholders vote to adopt this Agreement and approve the Merger being referred to as the "Company Board Recommendation"); and (ii) the Company Board Recommendation shall not be withdrawn or modified in a manner adverse to Parent, and no resolution by the board of directors of the Company or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent shall be adopted or proposed.

      (c) Notwithstanding anything to the contrary contained in Section 5.2(b), at any time prior to the adoption of this Agreement by the Required Company Stockholder Vote, the Company Board Recommendation may be withdrawn or modified in a manner adverse to Parent if: (i) an unsolicited, bona fide written offer is made to the Company by a third party for a merger, consolidation, business combination, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transaction, and such offer is not withdrawn; (ii) the Company's board of directors determines in good faith (after consultation with an independent financial advisor) that such offer constitutes a Company Superior Offer; (iv) the Company's board of directors determines in good faith, based upon the advice of the Company's outside legal counsel, that, in light of such Company Superior Offer, the withdrawal or modification of the Company Board Recommendation is required in order for the Company's board of directors to comply with its fiduciary obligations to the Company's stockholders under applicable Legal Requirements; (v) the Company Board Recommendation is not withdrawn or modified in a manner adverse to Parent at any time prior to five business days after Parent receives written notice from the Company confirming that the Company's board of directors has determined that such offer is a Company Superior Offer; (vi) the Company shall have released Parent from the provisions of any standstill or similar agreement restricting Parent from acquiring securities of the Company; and (vii) neither the Company nor any of its Representatives shall have violated any of the restrictions set forth in Section 4.4.

      (d) The Company's obligation to call, give notice of and hold the Company Stockholders' Meeting in accordance with Section 5.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Company Superior Offer or other Company Acquisition Proposal, or by any withdrawal or modification of the Company Board Recommendation.

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    5.3  Parent Stockholders' Meeting.

      (a) Parent shall take all action necessary to call, give notice of and hold a meeting of the holders of Parent Common Stock to vote on the Charter Amendment and the Share Issuance (the "Parent Stockholders' Meeting"), it being expressly understood that the stockholder vote for the Share Issuance will be expressly contingent on the stockholder vote for the Charter Amendment but the stockholder vote for the Charter Amendment will not be contingent on stockholder vote for the Share Issuance. The Parent Stockholders' Meeting will be held as promptly as practicable after the Company Stockholders' Meeting is held (but in any event within five business days thereafter). Parent shall ensure that all proxies solicited in connection with the Parent Stockholders' Meeting are solicited in compliance with all applicable Legal Requirements.

      (b) Subject to Section 5.3(c): (i) the Joint Proxy Statement shall include a statement to the effect that the board of directors of Parent recommends that Parent's stockholders vote to approve the Charter Amendment and the Share Issuance (the recommendation of Parent's board of directors that Parent's stockholders vote to approve the Charter Amendment and the Share Issuance being referred to as the "Parent Board Recommendation"); and (ii) the Parent Board Recommendation shall not be withdrawn or modified in a manner adverse to the Company, and no resolution by the board of directors of Parent or any committee thereof to withdraw or modify the Parent Board Recommendation in a manner adverse to the Company shall be adopted or proposed.

      (c) Notwithstanding anything to the contrary contained in Section 5.3(b), at any time prior to the approval of the Charter Amendment and the Share Issuance by the stockholders of Parent, the Parent Board Recommendation may be withdrawn or modified in a manner adverse to the Company if (i) an unsolicited, bona fide written offer is made to Parent by a third party for a merger, consolidation, business combination, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transaction, and such offer is not withdrawn; (ii) Parent's board of directors determines in good faith (after consultation with an independent financial advisor) that such offer constitutes a Parent Superior Offer; (iv) Parent's board of directors determines in good faith, based upon the advice of Parent's outside legal counsel, that, in light of such Parent Superior Offer, the withdrawal or modification of the Parent Board Recommendation is required in order for Parent's board of directors to comply with its fiduciary obligations to Parent's stockholders under applicable Legal Requirements; (v) the Parent Board Recommendation is not withdrawn or modified in a manner adverse to the Company at any time prior to five business days after the Company receives written notice from Parent confirming that Parent's board of directors has determined that such offer is a Parent Superior Offer; (vi) Parent shall have released the Company from the provisions of any standstill or similar agreement restricting the Company from acquiring securities of Parent; and (vii) neither Parent nor any of its Representatives shall have violated any of the restrictions set forth in Section 4.5.

      (d) Parent's obligation to call, give notice of and hold the Parent Stockholders' Meeting in accordance with Section 5.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Parent Superior Offer or other Parent Acquisition Proposal, or by any withdrawal or modification of the Parent Board Recommendation.

    5.4  Regulatory Approvals.  Each of the Company and Parent shall use its reasonable best efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed with any Governmental Body with respect to the Merger and the other transactions contemplated by this Agreement, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing, if Parent determines that it is so required, the Company and Parent shall, promptly after the date of this Agreement, prepare and file the notifications required under the HSR Act and any applicable foreign antitrust laws or

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regulations in connection with the Merger. The Company and Parent shall respond as promptly as practicable to (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation and (ii) any inquiries or requests received from any state attorney general, foreign antitrust authority or other Governmental Body in connection with antitrust or related matters. Each of the Company and Parent shall (1) give the other party prompt notice of the commencement or threat of commencement of any Legal Proceeding by or before any Governmental Body with respect to the Merger or any of the other transactions contemplated by this Agreement, (2) keep the other party informed as to the status of any such Legal Proceeding or threat, and (3) promptly inform the other party of any communication to or from the Federal Trade Commission, the Department of Justice or any other Governmental Body regarding the Merger. Except as may be prohibited by any Governmental Body or by any Legal Requirement, the Company and Parent will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Legal Proceeding under or relating to the HSR Act or any other foreign, federal or state antitrust or fair trade law. In addition, except as may be prohibited by any Governmental Body or by any Legal Requirement, in connection with any Legal Proceeding under or relating to the HSR Act or any other foreign, federal or state antitrust or fair trade law or any other similar Legal Proceeding, each of the Company and Parent will permit authorized Representatives of the other party to be present at each meeting or conference relating to any such Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Body in connection with any such Legal Proceeding. Notwithstanding anything to the contrary in this Section 5.4, neither Parent nor the Company nor any of their respective Subsidiaries shall be required to take any action that would reasonably be expected to substantially impair the overall benefits expected, as of the date hereof, to be realized from the consummation of the Merger.

    5.5  Stock Options.

      (a) Subject to Sections 5.5(b), at the Effective Time, all rights with respect to Company Common Stock under each Company Option then outstanding shall be converted into and become rights with respect to Parent Common Stock, and Parent shall assume each such Company Option in accordance with the terms and conditions (as in effect as of the date of this Agreement) of the stock option plan under which it was issued and the terms and conditions of the stock option agreement by which it is evidenced. From and after the Effective Time, (i) each Company Option assumed by Parent may be exercised solely for shares of Parent Common Stock, (ii) the number of shares of Parent Common Stock subject to each such Company Option shall be equal to the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounding down to the nearest whole share, (iii) the per share exercise price under each such Company Option shall be adjusted by dividing the per share exercise price under such Company Option by the Exchange Ratio and rounding up to the nearest cent, and (iv) any restriction on the exercise of any such Company Option shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged; provided, however, that each Company Option assumed by Parent in accordance with this Section 5.5(a) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction effected subsequent to the Effective Time.

      (b) Notwithstanding anything to the contrary contained in this Section 5.5, in lieu of assuming outstanding Company Options in accordance with Section 5.5(a), Parent may, with the consent of each optionholder with respect to such optionholders options, cause such outstanding Company

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  Options to be replaced by issuing reasonably equivalent replacement stock options in substitution therefor.

      (c) Prior to the Effective Time, the Company shall take all action that may be necessary (under the plans pursuant to which Company Options are outstanding and otherwise) to effectuate the provisions of this Section 5.5 and to ensure that, from and after the Effective Time, holders of Company Options have no rights with respect thereto other than those specifically provided in this Section 5.5.

      (d) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery under the Company Options Plans assumed in accordance with this Section 5.5.

      (e) As soon as practicable after the Effective Time, Parent shall deliver to the participants in the Company's Option Plans appropriate notice setting forth such participant's rights pursuant thereto and the grants pursuant to the Company's Option Plans shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 5.5 after giving effect to the Merger)

      (f)  As of the Effective Time, the Company ESPP shall be terminated. The rights of participants in the Company ESPP with respect to any offering period then underway under the Company ESPP shall be determined by treating the last business day prior to the Effective Time as the last day of such offering period and by making such other pro-rata adjustments as may be necessary to reflect the shortened offering period but otherwise treating such shortened offering period as a fully effective and completed offering period for all purposes under the Company ESPP. Prior to the Effective Time, the Company shall take all actions (including, if appropriate, amending the terms of the Company ESPP) that are necessary to give effect to the transactions contemplated by this Section 5.5(f).

    5.6  Employee Benefits.  Parent agrees that all employees of the Company who continue employment with Parent or the Surviving Corporation after the Effective Time ("Continuing Employees") shall be eligible to continue to participate in the Surviving Corporation's health, vacation and other employee benefit plans; provided, however, that (a) nothing in this Section 5.6 or elsewhere in this Agreement shall limit the right of Parent or the Surviving Corporation to amend or terminate any such health, vacation or other employee benefit plan at any time, and (b) if Parent or the Surviving Corporation terminates any such health, vacation or other employee benefit plan, then, subject to any necessary transition period, the Continuing Employees shall be eligible to participate in Parent's health, vacation and other employee benefit plans, to substantially the same extent as employees of Parent in similar positions and at similar grade levels. Nothing in this Section 5.6 or elsewhere in this Agreement shall be construed to create a right in any employee to employment with Parent, the Surviving Corporation or any other Subsidiary of Parent and, subject to any other binding written agreement between an employee and Parent or the Surviving Corporation, the employment of each Continuing Employee shall be "at will" employment. The Company agrees to terminate the Company 401(k) plan effective as of the Effective Time.

    5.7  Indemnification of Officers and Directors.

      (a) All rights to indemnification existing in favor of those Persons who are directors and officers of the Company prior to or as of the date of this Agreement (the "Indemnified Persons") for acts and omissions occurring prior to the Effective Time, as provided in the Company's certificate of incorporation and bylaws (as in effect as of the date of this Agreement) and as provided in any arrangements (as in effect as of the date of this Agreement) in the forms disclosed in the Company Disclosure Schedule by the Company to Parent prior to the date of this

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  Agreement, shall survive the Merger and shall be observed by the Surviving Corporation to the fullest extent permitted by Delaware law for a period of five years from the Effective Time.

      (b) From the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation shall maintain in effect, for the benefit of the Indemnified Persons with respect to acts or omissions occurring prior to the Effective Time, the existing policy of directors' and officers' liability insurance maintained by the Company as of the date of this Agreement in the form disclosed by the Company to Parent prior to the date of this Agreement (the "Existing Policy"); provided, however, that (i) the Surviving Corporation may substitute for the Existing Policy a policy or policies of comparable coverage, and (ii) the Surviving Corporation shall not be required to pay annual premiums for the Existing Policy (or for any substitute policies) in excess of 200% of the annual premium payable under the Existing Policy as of the date hereof (which the Company has represented to Parent is $280,000 per annum). In the event any future annual premiums for the Existing Policy (or any substitute policies) exceed 200% of such current annual premium, the Surviving Corporation shall be entitled to reduce the amount of coverage of the Existing Policy (or any substitute policies) to the amount of coverage that can be obtained for a premium equal to 200% of such current annual premium.

      (c) The provisions of this Section 5.7 are intended to be an addition to the rights otherwise available to the current officers and directors of the Company by law, charter, statute, bylaws or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Indemnified Persons.

    5.8  Additional Agreements.

      (a) Each of Parent and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing each party to this Agreement (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement; (ii) shall use its reasonable best efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger or any of the other transactions contemplated by this Agreement; and (iii) shall use its reasonable best efforts to lift any restraint, injunction or other legal bar to the Merger. Each party shall promptly deliver to the other a copy of each such filing made, each such notice given and each such Consent obtained by it during the Pre-Closing Period.

    5.9  Public Disclosure.  Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger, this Agreement or any of the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, each party shall not, and shall not permit any of its Representatives to, make any disclosure regarding the Merger, this Agreement or any of the other transactions contemplated by this Agreement unless (a) the other party shall have approved such disclosure, or (b) the disclosing party shall have been advised in writing by its outside legal counsel that such disclosure is required by applicable Legal Requirements.

    5.10  Tax Matters.  At or prior to the filing of the Form S-4 Registration Statement, the Company and Parent shall execute and deliver to Cooley Godward LLP and to Hale and Dorr LLP tax representation letters in customary form. Parent, Merger Sub and the Company shall each confirm to Cooley Godward LLP and to Hale and Dorr LLP the accuracy and completeness as of the Effective Time of the tax representation letters delivered pursuant to the immediately preceding sentence. Each of Parent and the Company shall use its reasonable best efforts prior to the Effective Time to cause the Merger to qualify as a reorganization under Section 368(a)(1) of the Code. Following delivery of the

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tax representations letters pursuant to the first sentence of this Section 5.10, each of Parent and the Company shall use its reasonable efforts to cause Cooley Godward LLP and Hale and Dorr LLP, respectively, to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K promulgated under the Securities Act. In rendering such opinions, each of such counsel shall be entitled to rely on the tax representation letters referred to in this Section 5.10.

    5.11  Resignation of Directors.  The Company shall use its reasonable best efforts to obtain and deliver to Parent prior to the Closing the resignation of each director of each of the Constituent Corporations, effective as of the Effective Time.

    5.12  Listing.  Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock being issued in the Merger to be approved for quotation (subject to official notice of issuance) on the Nasdaq National Market.

    5.13  Takeover Laws; Advice of Changes.

      (a) If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated in this Agreement, each of Parent and the Company and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable, and in any event prior to the Termination Date, on the terms and conditions contemplated hereby and thereby and otherwise act to eliminate the effect of any Takeover Law on any of the transactions contemplated by this Agreement.

      (b) Each of the Company and Parent will give prompt notice to the other (and will subsequently keep the other informed on a current basis of any developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (i) is reasonably likely to result in any Material Adverse Effect with respect to it, (ii) would cause or constitute a breach of any representations, warranties or covenants contained herein or (iii) is reasonably likely to result in any of the conditions set forth in Section 6 or Section 7 not being able to be satisfied prior to the Termination Date.

    5.14  Form S-8; Section 16.  Parent agrees to file a registration statement on Form S-8 for the shares of Parent Common Stock issuable with respect to assumed Company Stock Options and options to acquire shares of Company Common Stock issued and outstanding outside the Company Stock Option Plans as soon as is reasonably practicable after the Effective Time and keep such registration statement effective until all shares registered thereunder have been issued. In addition, Parent shall, prior to the Effective Time, cause Parent's Board of Directors to approve the issuance of shares of Parent Common Stock (including shares of Parent Common Stock to be issued in connection with the exercise of any Company Options assumed by Parent under Section 5.5), with respect to any employees of the Company who will become subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such issuance to be an exempt acquisition pursuant to SEC Rule 16b-3, provided, however, that Parent shall not be deemed to have violated this covenant if the Company does not provide to the Board of Directors of Parent all information reasonably requested by Parent for the purpose of effecting such exemption. Prior to the Effective Time, the board of directors of the Company shall approve the disposition of Company Common Stock in connection with the Merger by those directors and officers of the Company subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such disposition to be an exempt disposition pursuant to SEC Rule 16b-3.

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SECTION 6.  CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

    The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction or written waiver, at or prior to the Closing, of each of the following conditions:

    6.1  Accuracy of Representations.  The representations and warranties of the Company contained in this Agreement shall be accurate in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date), provided, however, that for the purposes of this paragraph, such representations and warranties shall be deemed to be accurate unless the failure or failures of such representations and warranties to be accurate, either individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect on the Constituent Corporations, taken as a whole; it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other materiality qualifications, and any similar qualifications, contained in such representations and warranties shall be disregarded, and (ii) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded.

    6.2  Performance of Covenants.  Each covenant or obligation that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

    6.3  Effectiveness of Registration Statement.  The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have been issued, and no proceeding for that purpose shall have been initiated or be threatened, by the SEC with respect to the Form S-4 Registration Statement.

    6.4  Stockholder Approval.  This Agreement shall have been duly adopted by the Required Company Stockholder Vote, and the Charter Amendment and the Share Issuance shall have been duly approved by the Required Parent Stockholder Vote.

    6.5  Consents.  The Consents identified in Part 6.5 of the Company Disclosure Schedule shall have been obtained and shall be in full force and effect, and all other Consents required to be obtained by the Company in connection with the Merger and the other transactions contemplated by this Agreement shall have been obtained and shall be in full force and effect, except for such other Consents the failure of which to be obtained would not reasonably be expected to have a Material Adverse Effect on the Constituent Corporations taken as a whole.

    6.6  Agreements and Documents.  Parent shall have received the following agreements and documents, each of which shall be in full force and effect:

      (a) The Employment Agreement;

      (b) a legal opinion of Cooley Godward LLP, dated as of the Closing Date and addressed to Parent, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code (it being understood that (i) in rendering such opinion, Cooley Godward LLP may rely upon the tax representation letters referred to in Section 5.10, and (ii) if Cooley Godward LLP does not render such opinion or withdraws or modifies such opinion, this condition shall nonetheless be deemed to be satisfied if Hale and Dorr LLP renders such opinion to Parent);

      (c) a certificate executed on behalf of the Company by its Chief Executive Officer and its Chief Financial Officer confirming that each of the conditions set forth in Sections 6.1, 6.2, 6.4 (as it relates to the Required Company Stockholder Vote), 6.5, 6.8, 6.9 and 6.10 have been duly satisfied; and

      (d) the written resignations of all directors of each of the Constituent Corporations, effective as of the Effective Time.

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    6.7  Listing.  The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing (subject to official notice of issuance) on The Nasdaq National Market.

    6.8  No Restraints.  No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

    6.9  No Governmental Litigation.  There shall not be pending or threatened any Legal Proceeding in which a Governmental Body is or is threatened to become a party or is otherwise involved: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (b) relating to the Merger and seeking to obtain from Parent or any of its Subsidiaries any damages that may be material to Parent; (c) seeking to prohibit or limit in any material respect Parent's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; (d) which would materially and adversely affect the right of Parent, the Surviving Corporation or any Subsidiary of Parent to own the assets or operate the business of the Constituent Corporations; or (e) seeking to compel Parent or the Company, or any Subsidiary of Parent or the Company, to dispose of or hold separate any material assets, as a result of the Merger or any of the other transactions contemplated by this Agreement.

    6.10  No Other Litigation.  There shall not be pending or threatened any Legal Proceeding related to the transactions contemplated by this Agreement in which, in the reasonable judgment of Parent, there is a reasonable possibility of an outcome that would reasonably be expected to have a Material Adverse Effect on the Constituent Corporations or on Parent.

    6.11  Charter Amendment.  The Charter Amendment shall have become effective in accordance with the provisions of the DGCL.

SECTION 7.  CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY

    The obligation of the Company to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction or written waiver, at or prior to the Closing, of each of the following conditions:

    7.1  Accuracy of Representations.  The representations and warranties of Parent and Merger Sub contained in this Agreement shall be accurate in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date), provided, however, that for the purposes of this paragraph, such representations and warranties shall be deemed to be accurate unless the failure or failures of such representations and warranties to be accurate, either individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole; it being understood that, for purposes of determining the accuracy of such representations and warranties as of the Closing Date, (i) all "Material Adverse Effect" qualifications and other materiality qualifications, and any similar qualifications, contained in such representations and warranties shall be disregarded, and (ii) any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded.

    7.2  Performance of Covenants.  Each covenant and obligation that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

    7.3  Effectiveness of Registration Statement.  The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have

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been issued, and no proceeding for that purpose shall have been initiated or be threatened, by the SEC with respect to the Form S-4 Registration Statement.

    7.4  Stockholder Approval.  This Agreement shall have been duly adopted by the Required Company Stockholder Vote, and the Charter Amendment and the Share Issuance shall have been duly approved by the Required Parent Stockholder Vote.

    7.5  Consents.  The Consents identified in Part 7.5 of the Parent Disclosure Schedule shall have been obtained and shall be in full force and effect, and all other Consents required to be obtained by Parent in connection with the Merger and the other transactions contemplated by this Agreement shall have been obtained and shall be in full force and effect, except for such other Consents the failure of which to be obtained would not reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole

    7.6  Documents.  The Company shall have received the following documents:

      (a) a legal opinion of Hale and Dorr LLP dated as of the Closing Date, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code (it being understood that (i) in rendering such opinion, Hale and Dorr LLP may rely upon the tax representation letters referred to in Section 5.10, and (ii) if Hale and Dorr LLP does not render such opinion or withdraws or modifies such opinion, this condition shall nonetheless be deemed to be satisfied if Cooley Godward LLP renders such opinion to the Company); and

      (b) a certificate executed on behalf of Parent by an executive officer of Parent, confirming that each of the conditions set forth in Sections 7.1, 7.2, 7.4 (as it relates to the Required Parent Stockholder Vote) and 7.9 have been duly satisfied.

    7.7  Listing.  The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing (subject to official notice of issuance) on the Nasdaq National Market.

    7.8  No Restraints.  No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

    7.9  No Governmental Litigation.  There shall not be pending or threatened any Legal Proceeding in which a Governmental Body is or is threatened to become a party or is otherwise involved: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (b) relating to the Merger and seeking to obtain from the Constituent Companies any damages that may be material to the Company; (c) seeking to prohibit or limit in any material respect Parent's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; (d) which would materially and adversely affect the right of Parent, the Surviving Corporation or any Subsidiary of Parent to own the assets or operate the business of the Constituent Corporations; or (e) seeking to compel Parent or the Company, or any Subsidiary of Parent or the Company, to dispose of or hold separate any material assets, as a result of the Merger or any of the other transactions contemplated by this Agreement.

    7.10  No Other Litigation.  There shall not be pending or threatened any Legal Proceeding related to the transactions contemplated by this Agreement in which, in the reasonable judgment of the Company, there is a reasonable possibility of an outcome that would reasonably be expected to have a Material Adverse Effect on the Constituent Corporations or on Parent.

    7.11  Charter Amendment.  The Charter Amendment shall have become effective in accordance with the provisions of the DGCL.

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SECTION 8.  TERMINATION

    8.1  Termination.  This Agreement may be terminated prior to the Effective Time, whether before or after adoption of this Agreement by the Company's stockholders and whether before or after approval of the Charter Amendment or the Share Issuance in the Merger by Parent's stockholders:

      (a) by mutual written consent of Parent and the Company;

      (b) by either Parent or the Company if the Merger shall not have been consummated by August 10, 2001 (the "Termination Date") (unless the failure to consummate the Merger is attributable to a failure on the part of the party seeking to terminate this Agreement to perform any material obligation required to be performed by such party at or prior to the Effective Time);

      (c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

      (d) by either Parent or the Company if (i) the Company Stockholders' Meeting (including any adjournments or postponements thereof) shall have been held and completed and the Company's stockholders shall have taken a final vote on a proposal to adopt this Agreement, and (ii) this Agreement shall not have been adopted at such meeting by the Required Company Stockholder Vote (and shall not have been adopted at any adjournment or postponement thereof); provided, however, that (A) a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(d) if the failure to obtain the Required Company Stockholder Vote is attributable to a failure on the part of such party to perform any material obligation required to be performed by such party at or prior to the Effective Time, and (B) the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.1(d) unless the Company shall have made the payment required to be made to Parent pursuant to Section 8.3(a) and shall have paid to Parent any fee required to be paid to Parent pursuant to Section 8.3(b);

      (e) by either Parent or the Company if (i) the Parent Stockholders' Meeting (including any adjournments or postponements thereof) shall have been held and completed and Parent's stockholders shall have taken a final vote on the Charter Amendment and the Share Issuance, and (ii) the Charter Amendment and the Share Issuance shall not have been approved at such meeting (and shall not have been approved at any adjournment or postponement thereof) by the Required Parent Stockholder Vote; provided, however, that (A) a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(e) if the failure to obtain the Required Parent Stockholder Vote is attributable to a failure on the part of such party to perform any material obligation required to be performed by such party at or prior to the Effective Time, and (B) Parent shall not be permitted to terminate this Agreement pursuant to this Section 8.1(e) unless Parent shall have made the payment required to be made to the Company pursuant to Section 8.3(a), and shall have paid to the Company any fee required to be paid to the Company pursuant to Section 8.3(c).

      (f)  by Parent (at any time prior to the adoption of this Agreement by the Required Company Stockholder Vote) if a Company Triggering Event shall have occurred;

      (g) by the Company (at any time prior to the approval of the Charter Amendment and the Share Issuance by the Required Parent Stockholder Vote) if a Parent Triggering Event shall have occurred;

      (h) by Parent if (i) any of the Company's representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such

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  that the condition set forth in Section 6.1 would not be satisfied (it being understood that, for purposes of determining the accuracy of such representations and warranties as of the date of this Agreement or at any subsequent date, (A) all "Material Adverse Effect" qualifications and other materiality qualifications, and any similar qualifications, contained in such representations and warranties shall be disregarded and (B) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded), or (ii) any of the Company's covenants contained in this Agreement shall have been breached such that the condition set forth in Section 6.2 would not be satisfied; provided, however, that, in the case of (i) or (ii) above, if an inaccuracy in the Company's representations and warranties or a breach of a covenant by the Company is reasonably capable of being cured by the Company prior to the Termination Date and the Company is continuing to exercise its reasonable best efforts to cure such inaccuracy or breach, then Parent may not terminate this Agreement under this Section 8.1(h) on account of such inaccuracy or breach until the 30th calendar day from the date on which such inaccuracy or breach became known to Parent or the Company; or

      (i)  by the Company if (i) any of Parent's representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 7.1 would not be satisfied (it being understood that, for purposes of determining the accuracy of such representations and warranties as of the date of this Agreement or at any subsequent date, (A) all "Material Adverse Effect" qualifications and other materiality qualifications, and any similar qualifications, contained in such representations and warranties shall be disregarded and (B) any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded), or (ii) any of Parent's covenants contained in this Agreement shall have been breached such that the condition set forth in Section 7.2 would not be satisfied; provided, however, that, in the case of (i) or (ii) above, if an inaccuracy in Parent's representations and warranties or a breach of a covenant by Parent is reasonably capable of being cured by Parent prior to the Termination Date and Parent is continuing to exercise its reasonable best efforts to cure such inaccuracy or breach, then the Company may not terminate this Agreement under this Section 8.1(i) on account of such inaccuracy or breach until the 30th calendar day form the date on which such inaccuracy or breach became known to Parent or the Company.

    8.2  Effect of Termination.  In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect; provided, however, that (i) this Section 8.2, Section 8.3 and Section 9 shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any party from any liability or damages for any willful breach of any provision contained in this Agreement.

    8.3  Expenses; Termination Fees.

      (a) Expenses. Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that: (i) Parent and the Company shall share equally all fees and expenses, other than attorneys' fees, incurred in connection with (A) the filing, printing and mailing of the Form S-4 Registration Statement and the Joint Proxy Statement and any amendments or supplements thereto and (B) the filing of any premerger notification and report forms (if required) relating to the Merger under the HSR Act and the filing of any notice or other document under any applicable foreign antitrust law or regulation; (ii) if this Agreement is terminated by Parent pursuant to Section 8.1(h) or by Parent or the Company pursuant to Section 8.1(d), then, at the time specified in the next sentence, the Company shall make a nonrefundable cash payment to Parent (in addition to any other amount that may be payable pursuant to Section 8.3(b) as a result

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  of termination in case of Section 8.1(d) or otherwise), in an amount equal to the aggregate amount of all fees and expenses (including all attorneys' fees, accountants' fees, financial advisory fees and filing fees) that have been paid or that may become payable by or on behalf of Parent in connection with the preparation and negotiation of this Agreement and otherwise in connection with the Merger, provided that in no event shall such fees and expenses exceed $200,000; and (iii) if this Agreement is terminated by the Company pursuant to Section 8.1(i) or by Parent or the Company pursuant to Section 8.1(e), then, at the time specified in the last sentence of this Section 8.3(a), Parent shall make a nonrefundable cash payment to the Company (in addition to any other amounts pursuant to Section 8.3(c) as a result of termination in case of Section 8.1(e) or otherwise), in an amount equal to the aggregate amount of all fees and expenses (including all attorneys' fees, accountants fees, financial advisory fees and filing fees) that have been paid or that may become payable by or on behalf of the Company in connection with the preparation and negotiation of this Agreement and otherwise in connection with the Merger, provided that in no event shall such fees and expenses exceed $200,000. In the case of termination of this Agreement by the Company pursuant to Section 8.1(d), the nonrefundable payment referred to in clause "(ii)" of the proviso to the first sentence of this Section 8.3(a) shall be made by the Company prior to such termination; and in the case of termination of this Agreement by Parent pursuant to Section 8.1(h) or Section 8.1(d), the nonrefundable payment referred to in clause "(ii)" of the proviso to the first sentence of this Section 8.3(a) shall be made by the Company within two business days after such termination. In the case of termination of this Agreement by Parent pursuant to Section 8.1(e), the nonrefundable payment referred to in clause "(iii)" of the proviso to the first sentence of this Section 8.3(a) shall be made by Parent prior to such termination; and in the case of termination of this Agreement by the Company pursuant to Section 8.1(i) or Section 8.1(e), the nonrefundable payment referred to in clause "(iii)" of the proviso to the first sentence of this Section 8.3(a) shall be paid by Parent within two business days after such termination.

      (b) Termination Fee Payable by the Company.

         (i) If (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(d) and at or prior to the time of such termination a Company Acquisition Proposal shall have been disclosed, announced, commenced, submitted or made, or (B) this Agreement is terminated by Parent pursuant to Section 8.1(f), then, in either such case, the Company shall pay to Parent, in cash at the time specified in the next sentence (and in addition to any payment required to be made pursuant to Section 8.3(a)), a nonrefundable fee in the amount of $1,000,000. In the case of termination of this Agreement by the Company pursuant to Section 8.1(d), the fee referred to in the preceding sentence shall be paid by the Company prior to such termination, and in the case of termination of this Agreement by Parent pursuant to Section 8.1(d) or Section 8.1(f), the fee referred to in the preceding sentence shall be paid by the Company within two business days after such termination.

        (ii) The Company acknowledges that the agreements contained in this Section 8.3(b) are an integral part of the transaction contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails to pay in a timely manner the amounts due pursuant to this Section 8.3(b) and, in order to obtain such payment, Parent makes a claim that results in a judgment against the Company for the amounts set forth in this Section 8.3(b), the Company shall pay to Parent its costs and expenses (including attorneys' fee and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 8.3(b) at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. Payment of the fees and expenses described in this Section 8.3 shall not be in lieu of damages incurred in the event of willful breach of this Agreement.

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      (c) Termination Fee Payable by Parent

         (i) If (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(e) and at or prior to the time of such termination a Parent Acquisition Proposal shall have been disclosed, announced, commenced, submitted or made, or (B) this Agreement is terminated by the Company pursuant to Section 8.1(g), then, in either such case, the Parent shall pay to the Company, in cash at the time specified in the next sentence (and in addition to any payment required to be made pursuant to Section 8.3(a)), a nonrefundable fee in the amount of $1,000,000. In the case of termination of this Agreement by the Parent pursuant to Section 8.1(e), the fee referred to in the preceding sentence shall be paid by Parent prior to such termination, and in the case of termination of this Agreement by the Company pursuant to Section 8.1(e) or Section 8.1(g), the fee referred to in the preceding sentence shall be paid by Parent within two business days after such termination.

        (ii) Parent acknowledges that the agreements contained in this Section 8.3(c) are an integral part of the transaction contemplated by this Agreement, and that, without these agreements, the Company would not enter into this Agreement; accordingly, if Parent fails to pay in a timely manner the amounts due pursuant to this Section 8.3(c) and, in order to obtain such payment, the Company makes a claim that results in a judgment against Parent for the amounts set forth in this Section 8.3(c). Parent shall pay to the Company its costs and expenses (including attorneys' fee and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 8.3(c) at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. Payment of the fees and expenses described in this Section 8.3 shall not be in lieu of damages incurred in the event of willful breach of this Agreement.

SECTION 9.  MISCELLANEOUS PROVISIONS

    9.1  Amendment.  This Agreement may be amended with the approval of the respective boards of directors of the Company and Parent at any time (whether before or after adoption of this Agreement by the stockholders of the Company and whether before or after approval of the Charter Amendment or the Share Issuance by Parent's stockholders); provided, however, that (i) after any such adoption of this Agreement by the Company's stockholders, no amendment shall be made which by law requires further approval of the stockholders of the Company without the further approval of such stockholders, and (ii) after any such approval of the Share Issuance by Parent's stockholders, no amendment shall be made which by law or NASD regulation requires further approval of Parent's stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

    9.2  Waiver.

      (a) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

      (b) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

    9.3  No Survival of Representations and Warranties.  None of the representations, warranties or agreements contained in this Agreement or in any certificate delivered pursuant to this Agreement

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shall survive the Merger, except for the agreements contained in Sections 1.5, 1.6, 1.8, 5.5, 5.6, 5.7, 5.14 and Article IX.

    9.4  Entire Agreement; Counterparts.  This Agreement constitutes the entire agreement among the parties hereto and, except as provided for in Section 4.1(a) and 4.1(b), supersedes the Mutual Nondisclosure Agreement dated February 23, 2001 between the Company and Parent, as amended as of March 13, 2001 (the "Nondisclosure Agreement") and all other prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof; provided, however, that the provisions of the Nondisclosure Agreement relating to the protection of confidential information (Sections 2, 3, 4 and 5) and relating to certain standstill arrangements (Section 9) shall not be superseded and shall remain in full force and effect. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

    9.5  Applicable Law; Jurisdiction.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any action between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of Delaware; (b) if any such action is commenced in a state court, then, subject to applicable law, no party shall object to the removal of such action to any federal court located in the State of Delaware; (c) each of the parties irrevocably waives the right to trial by jury; and (d) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 9.9.

    9.6  Disclosure Schedule.  The Company Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections contained in Section 2, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered section in Section 2, and shall qualify other numbered or lettered part in Section 2 only to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other part. The Parent Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections contained in Section 3, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered section in Section 3, and shall qualify other numbered or lettered part in Section 3 only to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other part.

    9.7  Attorneys' Fees.  In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys' fees and all other reasonable costs and expenses incurred in such action or suit.

    9.8  Assignability.  This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the Company's rights hereunder may be assigned by the Company without the prior written consent of Parent, and any attempted assignment of this Agreement or any of such rights by the Company without such consent shall be void and of no effect. Prior to the Effective Time, Parent shall not assign any of its rights under this Agreement to any Person. Except as provided in Section 5.7, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

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    9.9  Notices.  Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

      if to Parent or Merger Sub:

      First Virtual Communications, Inc.
      3393 Octavius Drive
      Santa Clara, CA 95054
      Attention: Ralph Ungermann
      Fascimilie No: (408) 748-2241

      with a copy to (which copy shall not constitute notice hereunder):

      Carl R. Sanchez, Esq.
      Cooley Godward       LLP
      4365 Executive Drive
      Suite 1100
      San Diego, CA 92121-2128
      Facsimile No. (858) 453-3555

      if to the Company:

      CUseeMe Networks, Inc.
      542 Amherst Street
      Nashua, NH 03063
      Attention: Killko Caballero
      Fascimilie No: (603) 883-7920

      with a copy to (which copy shall not constitute notice hereunder):

      Mark L. Johnson, Esq.
      Hale and Dorr       LLP
      60 State Street
      Boston, MA 02109
      Facsimile No. (617) 526-5000

    9.10  Cooperation.  The Company agrees to cooperate fully with Parent and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by Parent to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purposes of this Agreement.

    9.11  Construction.

      (a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter

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  genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

      (b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

      (c) As used in this Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

      (d) Except as otherwise indicated, all references in this Agreement to "Sections" and "Exhibits" are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

    In Witness Whereof, the parties have caused this Agreement to be executed as of the date first above written.

FIRST VIRTUAL COMUNICATIONS, INC.
/s/ RALPH UNGERMANN
Name: Ralph Ungermann
Title:
FVC ACQUISITION CORP.
By:/s/ RANDY ACRES
Name: Randy Acres
Title:
CUSEEME NETWORKS, INC.
By:/s/ KILLKO CABALLERO
Name: Killko Caballero
Title: Chairman, CEO and President

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EXHIBIT A

CERTAIN DEFINITIONS

    For purposes of the Agreement (including this Exhibit A):

    Agreement.  "Agreement" shall mean the Agreement and Plan of Merger and Reorganization to which this Exhibit A is attached, as it may be amended from time to time.

    Company Acquisition Proposal.  "Company Acquisition Proposal" shall mean any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest by Parent) contemplating or otherwise relating to any Company Acquisition Transaction.

    Company Acquisition Transaction.  "Company Acquisition Transaction" shall mean any transaction or series of transactions involving:

      (a) any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, tender offer, exchange offer or other similar transaction in which (i) any of the Constituent Corporations is a constituent corporation, (ii) a Person or "group" (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of any of the Constituent Corporations, or (iii) any of the Constituent Corporations issues securities representing more than 20% of the outstanding securities of any class of voting securities of any of the Constituent Corporations;

      (b) any direct or indirect sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or of assets or rights that constitute or account for 20% or more of the consolidated net revenues, net income or assets of the Constituent Corporations; or

      (c) any liquidation or dissolution of any of the Constituent Corporations.

    Company Common Stock.  "Company Common Stock" shall mean the Common Stock, $0.01 par value per share, of the Company.

    Company Disclosure Schedule.  "Company Disclosure Schedule" shall mean the disclosure schedule that has been prepared by the Company in accordance with the requirements of Section 9.6 of the Agreement and that has been delivered by the Company to Parent on the date of the Agreement.

    Company Preferred Stock.  "Company Preferred Stock" shall mean the Preferred Stock, $0.01 par value per share, of the Company.

    Company Stock Option Plans.  "Company Stock Option Plans" shall mean the Company 1992 Stock Option Plan, the Company 1993 Stock Option Plan, the Company 1994 Stock Option Plan, the Company 1995 Stock Option Plan, the Company 1996 Incentive and Nonqualified Stock Option Plan, the Company 1997 Director Stock Option Plan and all stock option agreements evidencing option grants under each of the foregoing stock option plans.

    Company Superior Offer.  "Company Superior Offer" shall mean an unsolicited, bona fide written offer made by a third party for a merger, consolidation, business combination, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transaction on terms that the board of directors of the Company determines, in its reasonable judgment, after consultation with an independent financial advisor, to be more favorable to the Company's stockholders over the long term than the terms of the Merger; provided, however, that any such offer shall not be deemed to be a "Company Superior Offer" if any financing required to

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consummate the transaction contemplated by such offer is not committed or is not reasonably capable of being obtained by such third party on a timely basis.

    Company Triggering Event.  A "Company Triggering Event" shall be deemed to have occurred if: (i) the board of directors of the Company shall have failed to recommend that the Company stockholders vote to adopt this Agreement and approve the Merger or shall have withdrawn or modified in a manner adverse to Parent the Company Board Recommendation; (ii) the Company shall have failed to include in the Joint Proxy Statement the Company Board Recommendation or a statement to the effect that the board of directors of the Company has determined and believes that the Merger is in the best interests of the Company's stockholders; (iii) the board of directors of the Company fails to reaffirm the Company Board Recommendation, or fails to reaffirm its determination that the Merger is in the best interests of the Company's stockholders, within five business days after Parent requests in writing that such recommendation or determination be reaffirmed; (iv) the board of directors of the Company shall have approved, endorsed or recommended any Company Acquisition Proposal; (v) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Company Acquisition Proposal; (vi) the Company shall have failed to hold the Company Stockholders' Meeting as promptly as practicable and in any event within 45 days after the Form S-4 Registration Statement is declared effective under the Securities Act; (vii) a tender or exchange offer relating to securities of the Company shall have been commenced and the Company shall not have sent to its securityholders, within ten business days after the commencement of such tender or exchange offer, a statement disclosing that the Company recommends rejection of such tender or exchange offer it being understood that taking no position or indicating its inability to take a position does not constitute recommending a rejection of such tender or exchange offer or (viii) a Company Acquisition Proposal is publicly announced, and the Company (A) fails to issue a press release announcing its opposition to such Company Acquisition Proposal within five business days after such Company Acquisition Proposal is announced or (B) otherwise fails to actively oppose such Company Acquisition Proposal.

    Consent.  "Consent" shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

    Constituent Corporation Contract.  "Constituent Corporation Contract" shall mean any Contract: (a) to which any of the Constituent Corporations is a party; (b) by which any of the Constituent Corporations or any asset of any of the Constituent Corporations is or may become bound or under which any of the Constituent Corporations has, or may become subject to, any obligation; or (c) under which any of the Constituent Corporations has or may acquire any right or interest.

    Constituent Corporation Proprietary Asset.  "Constituent Corporation Proprietary Asset" shall mean any Proprietary Asset owned by or licensed to any of the Constituent Corporations or otherwise used by any of the Constituent Corporations.

    Contract.  "Contract" shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

    Encumbrance.  "Encumbrance" shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

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    Entity.  "Entity" shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

    Exchange Act.  "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder.

    Excluded Shares:  "Excluded Shares" shall mean any shares of Company Common Stock held as of the Effective Time (i) by Parent, Merger Sub or any Subsidiary of Parent or Merger Sub, (ii) by the Company or any Subsidiary of the Company or (iii) by the Company as treasury shares.

    ERISA.  "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

    Form S-4 Registration Statement.  "Form S-4 Registration Statement" shall mean the registration statement on Form S-4 to be filed with the SEC by Parent in connection with issuance of Parent Common Stock in the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.

    Governmental Authorization.  "Governmental Authorization" shall mean any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

    Governmental Body.  "Governmental Body" shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal).

    HSR Act.  "HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

    Joint Proxy Statement.  "Joint Proxy Statement" shall mean the joint proxy statement/prospectus to be sent to the Company's stockholders in connection with the Company Stockholders' Meeting and to Parent's stockholders in connection with the Parent Stockholders' Meeting.

    Legal Proceeding.  "Legal Proceeding" shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

    Legal Requirement.  "Legal Requirement" shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the NASD).

    Material Adverse Effect.  An event, violation, inaccuracy, circumstance or other matter will be deemed to have a "Material Adverse Effect" on the Constituent Corporations if such event, violation, inaccuracy, circumstance or other matter (considered together with all other matters that would constitute exceptions to the representations and warranties set forth in the Agreement but for the presence of "Material Adverse Effect" or other materiality qualifications, or any similar qualifications, in such representations and warranties) had or would reasonably be expected to have or give rise to a

A–A–3

material adverse effect on (i) the business, condition, capitalization, assets, liabilities, operations or financial performance of the Constituent Corporations taken as a whole, (ii) the ability of the Company to consummate the Merger or any of the other transactions contemplated by this Agreement or to perform any of its obligations under this Agreement prior to the Termination Date, or (iii) Parent's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; provided however, that in no event shall any of the following, in and of themselves, constitute a Material Adverse Effect on the Company: (A) any change in the business, condition, capitalization, assets, liabilities, operations or financial performance of the Company and its Subsidiaries taken as a whole caused by, related to or resulting from, directly or indirectly, the transactions contemplated by this Agreement or the announcement thereof, (B) any failure by the Company to meet internal projections or forecasts or published revenue or earnings predictions for any period ending (or which revenues or earnings are released) on or after the date of this Agreement, (C) any change in the Company's stock price, (D) any adverse change, effect or occurrence attributable to the U.S. economy as a whole, the industries in which the Company competes or the foreign economies in any Non-U.S. locations where the Company has material operations or sales. An event, violation, inaccuracy, circumstance or other matter will be deemed to have a "Material Adverse Effect" on Parent if such event, violation, inaccuracy, circumstance or other matter (considered together with all other matters that would constitute exceptions to the representations and warranties set forth in the Agreement but for the presence of "Material Adverse Effect" or other materiality qualifications, or any similar qualifications, in such representations and warranties) had or would reasonably be expected to have or give rise to a material adverse effect on (i) the business, condition, capitalization, assets, liabilities, operations or financial performance of Parent and its Subsidiaries taken as a whole or (ii) the ability of Parent to consummate the Merger or any of the other transactions contemplated by this Agreement or to perform any of its obligations under this Agreement prior to the Termination Date; provided however, that in no event shall any of the following, in and of themselves, constitute a Material Adverse Effect on Parent: (A) any change in the business, condition, capitalization, assets, liabilities, operations or financial performance of Parent and its Subsidiaries taken as a whole caused by, related to or resulting from, directly or indirectly, the transactions contemplated by this Agreement or the announcement thereof, (B) any increase in Parent's authorized capital stock; (C) any failure by Parent to meet internal projections or forecasts or published revenue or earnings predictions for any period ending (or which revenues or earnings are released) on or after the date of this Agreement, (D) any change in Parent's stock price, and (E) any adverse change, effect or occurrence attributable to the U.S. economy as a whole, the industries in which Parent competes or the foreign economies in any Non-U.S. locations where Parent has material operations or sales.

    NASD.  "NASD" shall mean the National Association of Securities Dealers, Inc.

    Parent Acquisition Proposal.  "Parent Acquisition Proposal" shall mean any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest by the Company) contemplating or otherwise relating to any Parent Acquisition Transaction.

    Parent Acquisition Transaction.  "Parent Acquisition Transaction" shall mean any transaction or series of transactions involving:

  (a) any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, tender offer, exchange offer or other similar transaction in which (i) Parent is a constituent corporation, (ii) a Person or "group" (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of any of Parent or its Subsidiaries, or (iii) Parent issues securities representing more than 20% of the outstanding securities of any class of voting securities of Parent;

A–A–4

  (b) any direct or indirect sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or of assets or rights that constitute or account for 20% or more of the consolidated net revenues, net income or assets of Parent; or

  (c) any liquidation or dissolution of Parent.

    Parent Common Stock.  "Parent Common Stock" shall mean the Common Stock, $0.001 par value per share, of Parent.

    Parent Contract.  "Parent Contract" shall mean any Contract: (a) to which Parent or any Subsidiary of Parent is a party; (b) by which Parent or any Subsidiary of Parent or any asset of Parent or any Subsidiary of Parent is or may become bound or under which Parent or any Subsidiary of Parent has, or may become subject to, any obligation; or (c) under which Parent or any Subsidiary of Parent has or may acquire any right or interest.

    Parent Disclosure Schedule.  "Parent Disclosure Schedule" shall mean the disclosure schedule that has been prepared by Parent in accordance with the requirements of Section 9.6 of the Agreement and that has been delivered by Parent to the Company on the date of the Agreement.

    Parent Employee Plans.  "Parent Employee Plans" shall mean and include all employee pension benefit plans (as defined in Section 3(2) of ERISA), all employee welfare benefit plans (as defined in Section 3(1) of ERISA), and all other bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance, perquisites, fringe benefits and other similar benefit plans, programs or arrangements, and any employment, executive compensation or severance agreements (including those which contain change of control provisions or pending change of control provisions), written or otherwise, as amended, modified or supplemented, for the benefit of, or relating to, any foreign or domestic former or current employee, officer, director, independent contractor or consultant (or any of their beneficiaries) of Parent, any Subsidiary of Parent or any other Entity (whether or not incorporated) which is a member of a controlled group which includes Parent or any Subsidiary of Parent or which is under common control with Parent or any Subsidiary of Parent within the meaning of Sections 414(b), (c), (m) or (o) of the Code or Section 4001(a) (14) or (b) of ERISA, as well as each plan with respect to which Parent or any Subsidiary of Parent could incur liability under Title IV of ERISA or Section 412 of the Code.

    Parent Preferred Stock.  "Parent Preferred Stock" shall mean the Preferred Stock, $0.001 par value, of Parent.

    Parent Proprietary Asset.  "Parent Proprietary Asset" shall mean any Proprietary Asset owned by or licensed to Parent or any Subsidiary of Parent or otherwise used by Parent or any Subsidiary of Parent.

    Parent Stock Option Plans.  "Parent Stock Option Plans" shall mean Parent's 1997 Equity Incentive Plan, Parent's 1997 Non-Employee Directors' Stock Option Plan, Parent's 1999 Equity Incentive Plan and all stock option agreements evidencing option grants under each of the foregoing stock option plans.

    Parent Superior Offer.  "Parent Superior Offer" shall mean an unsolicited, bona fide written offer made by a third party for a merger, consolidation, business combination, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transaction on terms that the board of directors of Parent determines, in its reasonable judgment, after consultation with an independent financial advisor, to be more favorable to Parent's stockholders over the long term than the terms of the Merger; provided, however, that any such offer shall not be deemed to be a "Parent Superior Offer" if any financing required to consummate the transaction contemplated

A–A–5

by such offer is not committed or is not reasonably capable of being obtained by such third party on a timely basis.

    Parent Triggering Event.  A "Parent Triggering Event" shall be deemed to have occurred if: (i) the board of directors of Parent shall have failed to recommend that Parent's stockholders vote to approve the Charter Amendment or the Share Issuance, or shall for any reason have withdrawn or shall have modified in a manner adverse to the Company the Parent Board Recommendation; (ii) Parent shall have failed to include in the Joint Proxy Statement the Parent Board Recommendation, (iii) the board of directors of Parent fails to reaffirm the Parent Board Recommendation, or fails to reaffirm its determination that the Charter Amendment and the Share Issuance is in the best interests of Parent's stockholders, within five business days after the Company requests in writing that such recommendation or determination be reaffirmed; (iv) the board of directors of Parent shall have approved, endorsed or recommended any Parent Acquisition Proposal; (v) Parent shall have entered into any letter of intent or similar document or any Contract relating to any Parent Acquisition Proposal; (vi) Parent shall have failed to hold the Parent Stockholders' Meeting as promptly as practicable and in any event within 45 days after the Form S-4 Registration Statement is declared effective under the Securities Act; (vii) a tender or exchange offer relating to securities of Parent shall have been commenced and Parent shall not have sent to its securityholders, within ten business days after the commencement of such tender or exchange offer, a statement disclosing that Parent recommends rejection of such tender or exchange offer it being understood that taking no position or indicating its inability to take a position does not constitute recommending a rejection of such tender or exchange offer or (viii) a Parent Acquisition Proposal is publicly announced, and Parent (A) fails to issue a press release announcing its opposition to such Parent Acquisition Proposal within five business days after such Parent Acquisition Proposal is announced or (B) otherwise fails to actively oppose such Parent Acquisition Proposal.

    Person.  "Person" shall mean any individual, Entity or Governmental Body.

    Proprietary Asset.  "Proprietary Asset" shall mean any: (a) patent, patent application, trademark (whether registered or unregistered), trademark application, trade name, fictitious business name, service mark (whether registered or unregistered), service mark application, copyright (whether registered or unregistered), domain name, copyright application, copyright registration, maskwork, maskwork application, trade secret, know-how, customer list, franchise, system, computer software, source code, algorithm, invention, design, blueprint, engineering drawing, proprietary product, technology, proprietary right or other intellectual property right or intangible asset; or (b) right to use or exploit any of the foregoing.

    Representatives.  "Representatives" shall mean officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

    SEC.  "SEC" shall mean the United States Securities and Exchange Commission.

    Securities Act.  "Securities Act" shall mean the Securities Act of 1933, as amended and the regulations promulgated thereunder.

    Subsidiary.  An entity shall be deemed to be a "Subsidiary" of another Person if such Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities of other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity's board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.

    Takeover Laws.  "Takeover Laws" means (1) any "moratorium," "control share," "fair price," "supermajority," "affiliate transactions," "business combination" or other state antitakeover laws and regulations and (2) Section 203 of the DGCL.

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    Tax.  "Tax" shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body.

    Tax Return.  "Tax Return" shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

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APPENDIX B

FORM OF AMENDMENT TO THE
FIRST VIRTUAL COMMUNICATIONS
CERTIFICATE OF INCORPORATION

    First Virtual Communications, Inc. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "DGCL"), Does Hereby Certify:

    First:  The name of the Corporation is First Virtual Communications, Inc.

    Second:  The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is October 29, 1997.

    Third:  This Certificate of Amendment amends certain provisions of the Certificate of Incorporation of the Company and has been duly adopted by the Board of Directors of the Corporation acting in accordance with provisions of Sections 141 and 242 of the DGCL, and further adopted in accordance with the provisions of Sections 228 and 242 of the DGCL by the stockholders of the Company.

    Fourth:  Article IV, paragraph A. of the Certificate of Incorporation shall be amended to read in its entirety as follows:

    "This corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the corporation is authorized to issue is one hundred five million (105,000,000) shares. One Hundred Million (100,000,000) shares shall be Common Stock, each having a par value of one-tenth of one cent ($0.001). Five Million (5,000,000) shares shall be Preferred Stock, each having a par value of one-tenth of one cent ($0.001)."

    In Witness Whereof, First Virtual Communications, Inc. has caused this Certificate of Amendment to be signed by its Chief Financial Officer this      day of            , 2001.

                      FIRST VIRTUAL COMMUNICATIONS, INC.

                      By:

                      Randy Acres,
                      Chief Financial Officer

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APPENDIX C

Greenbridge Partners LLC

200 Greenwich Avenue Third Floor Greenwich, CT 06830 Tel: (203) 862-6200 Fax: (203) 862-6211

March 21, 2001

The Board of Directors
First Virtual Communications, Inc.
3393 Octavius Dr.
Santa Clara, CA 95054

Members of the Board:

    CUseeMe Networks, Inc. ("CUseeMe") and First Virtual Communications, Inc. ("FVC") propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated March 20, 2001 (the "Agreement") pursuant to which CUseeMe will be merged into a wholly-owned subsidiary of FVC (the "Merger"). As a result of the Merger, each issued and outstanding share of CUseeMe's common stock, par value $0.01 per share, will be converted into the right to receive 1.254 shares (the "Exchange Ratio") of the common stock of FVC, par value $0.001 per share (the "FVC Shares"). The terms and conditions of the Merger are more fully set forth in the Agreement and Plan of Merger.

    You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view to FVC and its stockholders.

    In arriving at the opinion set forth below, we have, among other things:

  (1)
  Reviewed certain publicly available business and financial information relating to CUseeMe and FVC that we deemed to be relevant including (a) the Annual Report on Form 10-K and related audited financial statements for the two years ended December 31, 1999 and (b) Quarterly Reports on Form 10-Q and related unaudited financial statements for the quarterly periods ending March 31, 2000, June 30, 2000 and September 30, 2000;

  (2)
  Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of FVC and CUseeMe, as well as the amount of the cost savings and related expenses and synergies expected to result from the Merger (the "Expected Synergies") furnished to us by FVC and CUseeMe;

  (3)
  Conducted discussions with members of senior management and representatives of CUseeMe and FVC concerning the matters described in clauses 1 and 2 above, as well as their respective businesses and prospects before and after giving effect to the Merger;

  (4)
  Participated in certain discussions and negotiations among representatives of CUseeMe and FVC and their respective financial and legal advisers;

  (5)
  Reviewed the market prices and valuation multiples for CUseeMe Shares and FVC Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

  (6)
  Reviewed the results of operations of CUseeMe and FVC and compared them with those of certain publicly traded companies that we deemed to be relevant;

  (7)
  Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

  (8)
  Reviewed the potential pro forma impact of the Merger on FVC;

  (9)
  Reviewed a draft dated March 20, 2001 of the Agreement; and

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  (10)
  Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions, as well as our experience in connection with similar transactions and securities valuation generally.

    In preparing our opinion, we have, with your permission, assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of CUseeMe or FVC or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of CUseeMe or FVC. With respect to the financial forecast information and the Expected Synergies furnished to or discussed with us by CUseeMe or FVC, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgement of CUseeMe's or FVC's managements as to the expected future financial performance of CUseeMe or FVC, as the case may be, and the Expected Synergies. We have made no independent investigation of any legal matters and accounting advice given to such parties and their respective boards of directors, including, without limitation, advice as to the accounting and tax consequences of the Merger. We have assumed, with your consent, that the Merger will be treated as a tax-free "reorganization" for federal income tax purposes. We have relied on the representations and warranties as set forth in the Agreement. We have also assumed that the final form of the Agreement will be substantially similar to the March 20, 2001 draft reviewed by us and that the Merger will be consummated in accordance with the terms set forth therein and without waiver of any of the material conditions to the Merger set forth in the Agreement.

    Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. Existing conditions are subject to rapid and unpredictable change. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger.

    We are acting as financial advisor to FVC in connection with the Merger and will receive a fee from FVC for our services, a significant portion of which is contingent on consummation of the Merger. We will also receive a fee upon delivery of our opinion. In addition, FVC has agreed to indemnify us for certain liabilities arising out of our engagement. You acknowledge that from time to time we also provide financial advisory services to Vulcan Ventures Incorporated, the largest shareholder of FVC, and its affiliates.

    Our advisory services and this opinion are provided for the use and benefit of the Board of Directors of FVC in its evaluation of the proposed Merger. We have not been asked to consider, and our opinion does not address, the merits of the underlying decision by FVC to engage in the Merger, the merits of the Merger over any alternative business transaction or strategies that might exist for FVC or the effect of any other transaction in which FVC might engage. Our opinion also is not intended to and does not constitute a recommendation of the Merger or a recommendation to any shareholder of FVC as to how such shareholder should vote on the proposed Merger or any matter related thereto. We are not expressing any opinion herein as to the prices at which FVC Shares will trade following the announcement or consummation of the Merger. Our opinion may not be published or otherwise used or referred to, nor shall any public reference to Greenbridge Partners LLC be made, without our prior written consent.

    On the basis of and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to FVC and its stockholders.

                      Very truly yours,

                      /s/ GREENBRIDGE PARTNERS LLC

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APPENDIX D

March 26, 2001

The Board of Directors
CUseeMe Networks, Inc.
542 Amherst Street
Nashua, NH 03063

Ladies and Gentlemen:

    You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of CUseeMe Networks, Inc. (the "Company") of the Exchange Ratio (as defined below) in the proposed merger (the "Merger") of the Company with a wholly-owned subsidiary of First Virtual Communications, Inc. (the "Merger Partner"). Pursuant to the Agreement and Plan of Merger and Reorganization, dated as of March 22, 2001 (the "Agreement"), among the Company, the Merger Partner and FVC Acquisition Corp. (the "Merger Subsidiary"), the Company will become a wholly-owned subsidiary of the Merger Partner, and stockholders of the Company will receive for each share of Common Stock, par value $.01 per share, of the Company (the "Company Stock") held by them consideration equal to 1.2540 shares (the "Exchange Ratio") of Common Stock, par value $.001 per share, of the Merger Partner (the "Merger Partner Stock").

    In arriving at our opinion, we have reviewed (i) the Agreement; (ii) certain publicly available information concerning the business of the Company and of certain other companies engaged in businesses comparable to those of the Company, and the reported market prices for certain other companies' securities we deemed relevant; (iii) publicly available terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) current and historical market prices of the common stock of the Company and the Merger Partner; (v) the audited financial statements of the Company and the Merger Partner for the fiscal year ended December 31, 1999, and the unaudited financial statements of the Company and the Merger Partner for the fiscal year ended December 31, 2000; (vi) certain agreements with respect to outstanding indebtedness or obligations of the Company and the Merger Partner; (vii) certain internal financial analyses and forecasts prepared by the Company and the Merger Partner and their respective managements, including the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (the "Synergies"); and (viii) the terms of other business combinations that we deemed relevant.

    In addition, we have held discussions with certain members of the management of the Company and the Merger Partner with respect to certain aspects of the Merger, and the past and current business operations of the Company and the Merger Partner, the financial condition and future prospects and operations of the Company and the Merger Partner, the effects of the Merger on the financial condition and future prospects of the Company and the Merger Partner, and certain other matters we believed necessary or appropriate to our inquiry. We have performed or reviewed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

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    In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company and the Merger Partner or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Merger Partner to which such analyses or forecasts relate. We have also assumed that the Merger will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and that the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Company or the Merger Partner or on the contemplated benefits of the Merger.

    Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. We are expressing no opinion herein as to the price at which the Company Common Stock or the Merger Partner Stock will trade at any future time.

    We have acted as financial advisor to the Company with respect to the proposed Merger and will receive a fee from the Company for our services. We will also receive an additional fee if the proposed Merger is consummated. Please be advised that we have no other financial advisory or other relationships with the Company or the Merger Partner. In the ordinary course of their businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Merger Partner for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

    On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Merger is fair, from a financial point of view, to the stockholders of the Company.

    This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Merger. This opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Merger or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to stockholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ CHASE SECURITIES INC.

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Part II
Information Not Required in Prospectus

Item 20. Indemnification of Directors and Officers

    The Registrant's Bylaws require that directors and officers be indemnified to the maximum extent permitted by Delaware law.

    The Delaware General Corporation Law (the "Delaware GCL") provides that a director or officer of a corporation (i) shall be indemnified by the corporation for all expenses of litigation or other legal proceedings when he or she is successful on the merits, (ii) may be indemnified by the corporation for the expenses, judgments, fines and amounts paid in settlement of such litigation (other than a derivative suit) even if he or she is not successful on the merits if the officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation (and, in the case of a criminal proceeding, had no reason to believe the conduct was unlawful), and (iii) may be indemnified by the corporation for expenses of a derivative suit (a suit by a stockholder alleging a breach by a director or officer of a duty owed to the corporation), even if the officer or director is not successful on the merits, if the officer or director acted in good faith and in a manner the officer or director reasonably believed to be in or not opposed to the best interests of the corporation, provided that no such indemnification may be made in accordance with this clause (iii) if the director or officer is adjudged liable to the corporation, unless a court determines that, despite such adjudication but in view of all of the circumstances, the officer or director is entitled to indemnification of expenses. The indemnification described in clauses (ii) and (iii) above shall be made upon order by a court or a determination by (i) a majority of disinterested directors, (ii) if there are no such directors or if such directors so direct, by independent legal counsel in a written opinion or (iii) the stockholders, that indemnification is proper because the applicable standard of conduct is met. Expenses incurred by a director or officer in defending an action may be advanced by the corporation prior to the final disposition of such action upon receipt of an undertaking by such director or officer to repay such expenses if it is ultimately determined that he or she is not entitled to be indemnified in connection with the proceeding to which the expenses relate. First Virtual Communications' amended and restated certificate of incorporation includes a provision eliminating, to the fullest extent permitted by Delaware law, director liability for monetary damages for breaches of fiduciary duty.

    First Virtual Communications has entered into indemnity agreements with each of its directors and executive officers. The indemnity agreements require that the Company indemnify the directors and executive officers in all cases to the fullest extent permitted by Delaware law. Under the Delaware GCL, except in the case of litigation in which a director or officer is successful on the merits, indemnification of a director or officer is discretionary rather than mandatory. Consistent with First Virtual Communications' Bylaws, the indemnity agreements require the Company to make prompt payment of litigation expenses at the request of the director or officer in advance of indemnification provided that the officer or director undertakes to repay the amounts if it is ultimately determined that he or she is not entitled to indemnification for expenses. The advance of litigation expenses is mandatory under the agreements; under the Delaware GCL such advance would be discretionary. Under the indemnity agreements, the director or officer is permitted to bring suit to seek recovery of amounts due under the indemnity agreements and is entitled to recover the expenses of seeking such recovery unless a court determines that the action was not made in good faith or was frivolous. Without the indemnity agreements, First Virtual Communications would not be required to pay the director or officer for his or her expenses in seeking indemnification recovery against First Virtual Communications. Under the indemnity agreements, directors and officers are not entitled to indemnity or advancing of expenses (i) if the director or officer has recovered payment under an insurance policy for the subject claim, or has otherwise been indemnified against the subject claim, (ii) for actions initiated or brought by the director or officer and not by way of defense (except for actions seeking indemnity or expenses from First Virtual Communications), (iii) if the director or officer violated

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section 16(b) of the Exchange Act or similar provisions of law or (iv) if a court of competent jurisdiction determines that the director or officer failed to act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Registrant or, with respect to any proceeding which is of a criminal nature, had reasonable cause to believe his or her conduct was unlawful. Absent the indemnity agreements, indemnification that might be made available to directors and officers could be changed by amendments to the Registrant's amended and restated certificate of incorporation or amended and restated bylaws.

Item 21. Exhibits and Financial Statement Schedules

Exhibit Number	Description of Document
2.1	Agreement of Plan of Merger and Reorganization among the Registrant, FVC Acquisition Corp. and CUseeMe Networks, Inc., dated as of March 22, 2001 (8)
3.1	Amended and Restated Certificate of Incorporation of the Registrant (1)
3.2	Certificate of Ownership and Merger, effective August 3, 1998 (2)
3.3	Certificate of Designation of Series A Convertible Preferred Stock (4)
3.3	Bylaws of the Registrant (1)
4.1	Specimen Common Stock Certificate (2)
4.2	Specimen Series A Convertible Preferred Stock Certificate (4)
5.1	Opinion of Cooley Godward LLP
8.1	Tax Opinion of Cooley Godward LLP
8.2	Tax Opinion of Hale and Dorr LLP
10.1	1997 Equity Incentive Plan, as amended (6)
10.2	1997 Employee Stock Purchase Plan, as amended (1)
10.3	Form of 1997 Employee Stock Purchase Plan Offering (1)
10.4	1997 Non-Employee Directors' Stock Option Plan, as amended (6)
10.5	Executive Officers' Change of Control Plan (3)
10.6	Non-Employee Directors' Change of Control Plan (3)
10.7	1999 Equity Incentive Plan, as amended (6)
10.8	Form of Indemnification Agreement between the Registrant and its directors and executive officers (1)
10.9	Lease Agreement between the Registrant and John Arrillaga, or his successor Trustee, UTA 7/20/77, dated July 19, 1995 (the "Lease Agreement") (1)
10.10	Amendment No. 1 to the Lease Agreement, dated November 7, 1997 (1)
10.11	Amendment No. 4 to the Lease Agreement, dated February 4, 1999 (3)
10.12	Loan and Security Agreement between the Registrant and Silicon Valley Bank ("SVB"), dated July 3, 1996 (1)
10.13	Amendment to Loan and Security Agreement between the Registrant and SVB, dated June 10, 1998 (2)
10.14	Loan Modification Agreement between the Registrant and SVB, dated as of March 10, 2000 (5)
10.15	Master Lease Agreement between the Registrant and Comdisco, Inc. ("Comdisco"), dated April 30, 1997(1)

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10.16	Subordinated Loan and Security Agreement between the Registrant and Comdisco, dated April 30, 1997(1)
10.17	Development and License Agreement between the Registrant and Advanced Telecommunications Modules Limited, dated February 25, 1994, as amended (1)
10.18	Technology Licensing Agreement between IBM Corporation and the Registrant, dated October 16, 1997 (1)
10.19	Warrant issued to SVB, dated April 11, 1997 (1)
10.20	Subordinated Loan and Security Agreement between the Registrant and Comdisco, dated October 23, 1997 (1)
10.21	Lease Agreement between the Registrant and John Arrillaga, or his successor Trustee, UTA 7/20/77, dated November 7, 1997 (1)
10.22	Letter Agreement between IBM Corporation and the Registrant, dated February 8, 1998 (1)
10.34	Second Amended and Restated Promissory Note, dated August 21, 2000, issued in favor of the Registrant by Allwyn Sequeira (7)
10.35	Letter Agreement between Registrant and Allwyn Sequeira, dated October 10, 2000 (7)
10.36	Stock Purchase Agreement, dated June 8, 2000, between the Registrant and Vulcan Ventures Incorporated (4)
10.37	Warrant to Purchase 850,000 of the Registrant's Common Stock, dated June 8, 2000, issued by the Registrant to Vulcan Ventures Incorporated(4)
10.38	Registration Rights Agreement, dated June 8, 2000, between the Registrant and Vulcan Ventures Incorporated (4)
10.39*	Video Services Agreement, dated May 8, 2000, between the Registrant and Qwest Communications Corporation (4)
10.40†	Employment and Non-Competition Agreement, dated March 22, 2001, between the Registrant and Killko Caballero
10.41†	Consulting Agreement, dated July 26, 2000, between the Registrant and Stephen Rackets
10.42†	Offer Letter, dated September 28, 2000, and Confirmation Letter, dated September 14, 2000, between the Registrant and James Griffin
10.43†	Employment Agreement, dated April 11, 2001, between the Registrant and David Bundy
10.44†	Employment Agreement, dated April 11, 2001, between the Registrant and Raymond Cavanagh
10.45†	Employment Agreement, dated April 11, 2001, between the Registrant and Jeffrey Krampf
10.46†	Employment Agreement, dated April 11, 2001, between the Registrant and Robert Scott
11.1	Statement of Computation of Earnings (Loss) Per Share (9)
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Ernst & Young LLP
23.3	Consent of Cooley Godward LLP (Included in Exhibits 5.1 and 8.2)
23.4	Consent of Hale and Dorr LLP (Included in Exhibit 8.2)
24.1†	Power of Attorney (included on signature page)
99.1	Form of Proxy Card of the Registrant
99.2	Form of Proxy Card of CUseeMe Networks, Inc.

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Notes to Exhibits

*
Confidential Treatment has been granted with respect to certain portions of this Exhibit.

†
Previously filed.

(1)
Filed as an exhibit to the Registrant's Registration Statement on Form S-1, as amended (File No. 333-38755).

(2)
Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q filed on June 10, 1998 (File No. 000-23305).

(3)
Filed as an exhibit to the Registrant's Annual Report on Form 10-K filed on April 15, 1999 (File No. 333-72833).

(4)
Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q filed on August 14, 2000 (File No. 000-23305).

(5)
Filed as an exhibit to the Registrant's Annual Report on Form 10-K filed on March 20, 2000 (File No. 333-72833).

(6)
Filed as an exhibit to the Registrant's Registration Statement on Form S-8 filed on July 17, 2000 (File No. 333-4159).

(7)
Filed as an exhibit to the Registrant's Annual Report on Form 10-K filed on April 2, 2001 (File No. 000-23305).

(8)
Filed as an exhibit to the Registrant's Current Report on Form 8-K filed on April 4, 2001 (File No. 000-23305).

(9)
See Note 1 to the Registrant's consolidated financial statements.

Item 22. Undertakings.

    (1)  The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

    (2)  The undersigned Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 (the "Act") and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3)  The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus/Proxy Solicitation pursuant to Items 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

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    (4)  The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

    (5)  Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to any provision or arrangement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy, as expressed in the Act, and will be governed by the final adjudication of such issue.

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Signatures

    Pursuant to the requirements of the Securities Act of 1933, as amended, First Virtual Communications, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, County of Santa Clara, State of California, on May 16, 2001.

By:	/s/ RALPH UNGERMANN Ralph Ungermann Chairman of the Board, Chief Executive Officer and President

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ RALPH UNGERMANN Ralph Ungermann	Chairman of the Board Chief Executive Officer and President (Principal Executive Officer)	May 16, 2001
/s/ RANDY ACRES Randy Acres	Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	May 16, 2001
* Edward Harris	Director	May 16, 2001
* David A. Norman	Director	May 16, 2001
* Allwyn Sequeira	Director	May 16, 2001
* Robert Wilmot	Director	May 16, 2001
*By:	/s/ RALPH UNGERMANN
Ralph Ungermann (Attorney-in-Fact)

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Exhibit Index

Exhibit Number	Description of Document
2.1	Agreement of Plan of Merger and Reorganization among the Registrant, FVC Acquisition Corp. and CUseeMe Networks, Inc., dated as of March 22, 2001 (8)
3.1	Amended and Restated Certificate of Incorporation of the Registrant (1)
3.2	Certificate of Ownership and Merger, effective August 3, 1998 (2)
3.3	Certificate of Designation of Series A Convertible Preferred Stock (4)
3.3	Bylaws of the Registrant (1)
4.1	Specimen Common Stock Certificate (2)
4.2	Specimen Series A Convertible Preferred Stock Certificate (4)
5.1	Opinion of Cooley Godward LLP
8.1	Tax Opinion of Cooley Godward LLP
8.2	Tax Opinion of Hale and Dorr LLP
10.1	1997 Equity Incentive Plan, as amended (6)
10.2	1997 Employee Stock Purchase Plan, as amended (1)
10.3	Form of 1997 Employee Stock Purchase Plan Offering (1)
10.4	1997 Non-Employee Directors' Stock Option Plan, as amended (6)
10.5	Executive Officers' Change of Control Plan (3)
10.6	Non-Employee Directors' Change of Control Plan (3)
10.7	1999 Equity Incentive Plan, as amended (6)
10.8	Form of Indemnification Agreement between the Registrant and its directors and executive officers (1)
10.9	Lease Agreement between the Registrant and John Arrillaga, or his successor Trustee, UTA 7/20/77, dated July 19, 1995 (the "Lease Agreement") (1)
10.10	Amendment No. 1 to the Lease Agreement, dated November 7, 1997 (1)
10.11	Amendment No. 4 to the Lease Agreement, dated February 4, 1999 (3)
10.12	Loan and Security Agreement between the Registrant and Silicon Valley Bank ("SVB"), dated July 3, 1996 (1)
10.13	Amendment to Loan and Security Agreement between the Registrant and SVB, dated June 10, 1998 (2)
10.14	Loan Modification Agreement between the Registrant and SVB, dated as of March 10, 2000 (5)
10.15	Master Lease Agreement between the Registrant and Comdisco, Inc. ("Comdisco"), dated April 30, 1997(1)
10.16	Subordinated Loan and Security Agreement between the Registrant and Comdisco, dated April 30, 1997(1)
10.17	Development and License Agreement between the Registrant and Advanced Telecommunications Modules Limited, dated February 25, 1994, as amended (1)
10.18	Technology Licensing Agreement between IBM Corporation and the Registrant, dated October 16, 1997 (1)
10.19	Warrant issued to SVB, dated April 11, 1997 (1)
10.20	Subordinated Loan and Security Agreement between the Registrant and Comdisco, dated October 23, 1997 (1)

10.21	Lease Agreement between the Registrant and John Arrillaga, or his successor Trustee, UTA 7/20/77, dated November 7, 1997 (1)
10.22	Letter Agreement between IBM Corporation and the Registrant, dated February 8, 1998 (1)
10.34	Second Amended and Restated Promissory Note, dated August 21, 2000, issued in favor of the Registrant by Allwyn Sequeira (7)
10.35	Letter Agreement between Registrant and Allwyn Sequeira, dated October 10, 2000 (7)
10.36	Stock Purchase Agreement, dated June 8, 2000, between the Registrant and Vulcan Ventures Incorporated (4)
10.37	Warrant to Purchase 850,000 of the Registrant's Common Stock, dated June 8, 2000, issued by the Registrant to Vulcan Ventures Incorporated(4)
10.38	Registration Rights Agreement, dated June 8, 2000, between the Registrant and Vulcan Ventures Incorporated (4)
10.39*	Video Services Agreement, dated May 8, 2000, between the Registrant and Qwest Communications Corporation (4)
10.40†	Employment and Non-Competition Agreement, dated March 22, 2001, between the Registrant and Killko Caballero
10.41†	Consulting Agreement, dated July 26, 2000, between the Registrant and Stephen Rackets
10.42†	Offer Letter, dated September 28, 2000, and Confirmation Letter, dated September 14, 2000, between the Registrant and James Griffin
10.43†	Employment Agreement, dated April 11, 2001, between the Registrant and David Bundy
10.44†	Employment Agreement, dated April 11, 2001, between the Registrant and Raymond Cavanagh
10.45†	Employment Agreement, dated April 11, 2001, between the Registrant and Jeffrey Krampf
10.46†	Employment Agreement, dated April 11, 2001, between the Registrant and Robert Scott
11.1	Statement of Computation of Earnings (Loss) Per Share (9)
23.1	Consent of PricewaterhouseCoopers LLP, independent accountants
23.2	Consent of Ernst & Young LLP
23.3	Consent of Cooley Godward LLP (Included in Exhibits 5.1 and 8.2)
23.4	Consent of Hale and Dorr LLP (Included in Exhibit 8.2)
24.1†	Power of Attorney (included on signature page)
99.1	Form of Proxy Card of the Registrant
99.2	Form of Proxy Card of CUseeMe Networks, Inc.

Notes to Exhibits

*
Confidential Treatment has been granted with respect to certain portions of this Exhibit.
†
Previously filed.
(1)
Filed as an exhibit to the Registrant's Registration Statement on Form S-1, as amended (File No. 333-38755).
(2)
Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q filed on June 10, 1998 (File No. 000-23305).
(3)
Filed as an exhibit to the Registrant's Annual Report on Form 10-K filed on April 15, 1999 (File No. 333-72833).
(4)
Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q filed on August 14, 2000 (File No. 000-23305).

(5)
Filed as an exhibit to the Registrant's Annual Report on Form 10-K filed on March 20, 2000 (File No. 333-72833).
(6)
Filed as an exhibit to the Registrant's Registration Statement on Form S-8 filed on July 17, 2000 (File No. 333-4159).
(7)
Filed as an exhibit to the Registrant's Annual Report on Form 10-K filed on April 2, 2001 (File No. 000-23305).
(8)
Filed as an exhibit to the Registrant's Current Report on Form 8-K filed on April 4, 2001 (File No. 000-23305).
(9)
See Note 1 to the Registrant's consolidated financial statements.

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FIRST VIRTUAL COMMUNICATIONS, INC. Notice of Special Meeting of Stockholders
CUSEEME NETWORKS, INC. Notice of Special Meeting of Stockholders
TABLE OF CONTENTS
Forward-Looking Statements
WHERE YOU CAN FIND MORE INFORMATION
QUESTIONS AND ANSWERS ABOUT THE MERGER
SUMMARY
SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION FIRST VIRTUAL COMMUNICATIONS
SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION CUSEEME
COMPARATIVE PER SHARE DATA
SUMMARY UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
TABLE OF CONTENTS
RISK FACTORS
THE FIRST VIRTUAL COMMUNICATIONS SPECIAL MEETING
THE CUSEEME SPECIAL MEETING
THE MERGER
THE MERGER AGREEMENT
OTHER AGREEMENTS
MANAGEMENT OF FIRST VIRTUAL COMMUNICATIONS AFTER THE MERGER
EXECUTIVE COMPENSATION
Summary Compensation Table
Option Grants in Last Fiscal Year
Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF FIRST VIRTUAL COMMUNICATIONS
BUSINESS OF FIRST VIRTUAL COMMUNICATIONS
FIRST VIRTUAL COMMUNICATIONS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS OF CUSEEME
CUSEEME MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BENEFICIAL SECURITY OWNERSHIP OF CERTAIN OWNERS AND MANAGEMENT OF CUSEEME
DESCRIPTION OF FIRST VIRTUAL COMMUNICATIONS' CAPITAL STOCK
COMPARISON OF STOCKHOLDERS' RIGHTS
ADDITIONAL MATTERS FOR CONSIDERATION BY FIRST VIRTUAL COMMUNICATIONS STOCKHOLDERS
LEGAL MATTERS
REPRESENTATIVES OF INDEPENDENT ACCOUNTANTS
STOCKHOLDER PROPOSALS
EXPERTS
INDEX TO FINANCIAL STATEMENTS
Condensed Consolidated Balance Sheets
Condensed Consolidated Statements of Operations
Condensed Consolidated Statements of Cash Flows
Notes to Unaudited Condensed Consolidated Financial Statements
REPORT OF INDEPENDENT ACCOUNTANTS
REPORT OF INDEPENDENT AUDITORS
QUARTERLY SUMMARY UNAUDITED
AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
RECITALS
AGREEMENT
EXHIBIT A CERTAIN DEFINITIONS
FORM OF AMENDMENT TO THE FIRST VIRTUAL COMMUNICATIONS CERTIFICATE OF INCORPORATION
Part II Information Not Required in Prospectus
Signatures
Exhibit Index